Filed Pursuant to Rule 424(b)(5)
Registration No. 333-167774

MERGER PROPOSAL — YOUR VOTE IS VERY IMPORTANT

To the Shareholders of Union National Financial Corporation:

On April 19, 2010, our board of directors unanimously approved an agreement that provides for our merger with Donegal Financial Services Corporation, or DFSC. The merger agreement, as amended on May 20, 2010, also provides for the merger of Union National Community Bank, or UNCB, which we currently own, with and into Province Bank FSB, or Province, which DFSC currently owns. DFSC is a savings and loan holding company that Donegal Mutual Insurance Company, or DMIC, and Donegal Group Inc., or DGI, jointly own.

We are sending this proxy statement/prospectus to you to ask you to vote on the adoption of our merger agreement with DFSC, DMIC, DGI and Donegal Acquisition, Inc., or DAI, and the transactions the merger agreement contemplates.

If our shareholders adopt the merger agreement, and we subsequently complete the merger, each outstanding share of our common stock, other than the 248,999 shares DMIC owns and shares as to which the holders perfect dissenters’ rights, will be converted into the right to receive $5.05 in cash and 0.2134 share of Class A common stock of DGI. The merger consideration of $5.05 in cash and 0.2134 share of Class A common stock of DGI is fixed, and will not change if our stock price or the price of DGI Class A common stock changes. On April 19, 2010, the last trading day before we announced the merger, the closing price of our common stock on the OTC Bulletin Board, or OTCBB, was $6.00. Based on the closing price of DGI Class A common stock on the NASDAQ Global Select Market, or NASDAQ, on April 19, 2010, 0.2134 share of DGI Class A common stock and $5.05 in cash represented approximately $8.18 in value for each share of our common stock.

Based on the closing price of DGI Class A common stock on July 29 2010, the last practicable trading day before the printing of this proxy statement/prospectus, 0.2134 share of DGI Class A common stock and $5.05 in cash represented approximately $7.56 in value for each share of our common stock.

You should obtain current stock price quotations for DGI Class A common stock which trades on NASDAQ under the symbol “DGICA” and our common stock which trades on the OTCBB under the symbol “UNNF.OB.”

OUR BOARD OF DIRECTORS HAS UNANIMOUSLY DETERMINED THAT THE MERGER AND THE MERGER AGREEMENT ARE ADVISABLE AND IN THE BEST INTERESTS OF UNNF AND ITS SHAREHOLDERS AND UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” ADOPTION OF THE MERGER AGREEMENT. We cannot complete the merger unless the holders of 80% of our issued and outstanding shares of common stock vote to adopt the merger agreement. Whether or not you plan to attend our special meeting of shareholders, please vote by completing the enclosed proxy card and returning it to us in the enclosed envelope. If you sign, date and return your proxy card without indicating how you want to vote, we will count your proxy as a vote “FOR” adoption of the merger agreement. If you fail to vote, or you do not instruct your broker how to vote any shares you hold in “street name,” it will have the same effect as voting against adoption of the merger agreement. You may also vote by telephone or Internet by following the instructions accompanying the enclosed proxy card.

The accompanying proxy statement/prospectus describes our special meeting, the merger agreement, the transactions the merger agreement contemplates, the documents related to the merger and related matters. We recommend that you carefully read this proxy statement/prospectus, including the considerations discussed under “Risk Factors” beginning on page 67 and the appendices to this proxy statement/prospectus, which include the merger agreement.

On behalf of our board of directors, I thank you for your prompt attention to this important matter.

Sincerely,

Mark D. Gainer
Chairman, President and Chief Executive Officer

August 5, 2010

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the DGI Class A common stock to be distributed under this proxy statement/prospectus or determined if this proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

Shares of DGI Class A common stock are not savings or deposit accounts or other obligations of any bank or savings association and they are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The date of this proxy statement/prospectus is July 29, 2010, and we are first mailing or otherwise delivering it to our shareholders on or about August 5, 2010.

570 Lausch Lane, Suite 300
Lancaster, Pennsylvania 17601

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD SEPTEMBER 16, 2010

WE HEREBY GIVE NOTICE that we will hold a special meeting of our shareholders at 10:00 a.m., prevailing time, on Thursday, September 16, 2010 at Enck’s Banquet and Conference Center, 1461 Lancaster Road, Manheim, PA 17545, for the following purposes, all of which we describe in greater detail in the subsequent pages of this proxy statement/prospectus:

(1) to consider and vote upon a proposal to adopt the Agreement and Plan of Merger, dated as of April 19, 2010, and as amended as of May 20, 2010, among Donegal Acquisition Inc., Donegal Financial Services Corporation, Donegal Group Inc., and Donegal Mutual Insurance Company and us, and the consummation of the transactions the merger agreement contemplates as discussed in this proxy statement/prospectus.

(2) to consider and vote upon a proposal to approve the adjournment of our special meeting, if necessary, to permit the further solicitation of proxies if sufficient votes have not been cast at the time of our special meeting to adopt the merger agreement; and

(3) to transact any other business properly presented for action at our special meeting and any adjournment or postponement of our special meeting.

You should read this proxy statement/prospectus in its entirety before you vote. We have included a copy of the merger agreement as Appendix A to this proxy statement/prospectus. Only the holders of our outstanding common stock as of the close of business on July 29, 2010 are entitled to vote at our special meeting and any adjournment or postponement of our special meeting.

This notice also constitutes notice of your right to dissent from the merger and, upon compliance with the requirements of Subchapter D of Chapter 15 of the Pennsylvania Business Corporation Law of 1988, or PBCL, to receive the appraised fair value of your shares. We have included a copy of the relevant sections of the PBCL regarding dissenters’ rights as Appendix C to this proxy statement/prospectus.

Our board of directors has unanimously approved the merger agreement and recommends that you vote “FOR” adoption of the merger agreement and “FOR” the adjournment of our special meeting.

Whether or not you expect to attend our special meeting in person, we urge you to vote. Please sign, date and promptly return the enclosed proxy. We enclose a self-addressed envelope for your convenience; no postage is required if mailed in the United States. If you submit a signed and dated proxy card but do not indicate how you want to vote your shares, the persons named as proxies in the enclosed proxy will vote your shares “FOR” the adoption of the merger agreement and “FOR” the adjournment of our special meeting. Returning your proxy will not prevent you from attending our special meeting and voting in person if you wish to vote in person. You may also vote by telephone or Internet by following the instructions accompanying the proxy card. You may revoke your proxy and vote in person at any time before we vote your proxy.

Please do not send any stock certificates at this time. Thank you for your cooperation.

By order of our board of directors,

Mark D. Gainer
Chairman, President and Chief Executive Officer

Lancaster, Pennsylvania
August 5, 2010

APPENDICES:

Appendix A	—	Agreement and Plan of Merger dated as of April 19, 2010, among Donegal Acquisition Inc., Donegal Financial Services Corporation, Donegal Group Inc., Donegal Mutual Insurance Company and Union National Financial Corporation, as amended and restated to reflect an Amendment to Merger Agreement dated as of May 20, 2010	A-1
Appendix B	—	Opinion of Sandler O’Neill & Partners, L.P.	B-1
Appendix C	—	Subsection D of Chapter 15 and Section 1930 of the Pennsylvania Business Corporation Law	C-1

WHERE YOU CAN FIND MORE INFORMATION

In this proxy statement/prospectus, “you” refers to the shareholders of UNNF, “we,” “us,” “our” or “UNNF” refers to Union National Financial Corporation, “UNCB” refers to Union National Community Bank, “DAI” refers to Donegal Acquisition Inc., “DMIC” refers to Donegal Mutual Insurance Company, “DGI” refers to Donegal Group Inc., “DFSC” refers to Donegal Financial Services Corporation, “Province” refers to Province Bank FSB and “the Donegal parties” refers to one or more of DAI, DMIC, DGI, DFSC and Province as the context requires. Also, we refer to the mergers between DAI and UNNF and between UNNF and DFSC as the “merger,” and the agreement and plan of merger dated as of April 19, 2010, and as amended as of May 20, 2010, among the Donegal parties and UNNF as the “merger agreement.”

Both UNNF and DGI file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, or SEC, under the Securities Exchange Act of 1934 as amended, or the 1934 Act. You may obtain copies of these documents by mail from the public reference room of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may also call the SEC at (800) SEC-0330 for further information on the public reference room. In addition, UNNF’s and DGI’s SEC filings are also available to the public from commercial document retrieval services and at the website the SEC maintains at www.sec.gov.

This proxy statement/prospectus incorporates by reference important business and financial information and risk factors about DGI from documents that DGI has previously filed with the SEC. We are not required to include, and have not included, these documents as part of this proxy statement/prospectus. See “Incorporation of Certain Documents by Reference” on page 127. You may obtain these documents from DGI at DGI’s address and telephone number listed below without charge upon written or oral request:

Donegal Group Inc.
1195 River Road
Marietta, Pennsylvania 17547
Attention: Jeffrey D. Miller
Telephone: (888) 877-0600

In order to ensure timely delivery of the documents, you must request the information no later than September 9, 2010.

DGI has filed a registration statement on Form S-4 to register with the SEC under the Securities Act of 1933, as amended, or the 1933 Act, relating to 600,000 shares of DGI Class A common stock. DFSC will distribute the 600,000 shares of DGI Class A common stock as merger consideration to our shareholders pursuant to the merger agreement. This proxy statement/prospectus is a part of that registration statement. As SEC rules permit, this proxy statement/prospectus does not contain all of the information included in the registration statement or in the exhibits or schedules to the registration statement. You may read and copy the registration statement, including any amendments, schedules or exhibits, at the addresses listed above. Statements contained in this proxy statement/prospectus are not necessarily complete. In each case, you should refer to the copy of the applicable document or contract filed as an exhibit to the registration statement.

DGI Class A common stock trades on the NASDAQ Global Select Market, or NASDAQ, under the symbol “DGICA,” and UNNF common stock trades on the OTC Bulletin Board, or OTCBB, under the symbol “UNNF.OB.”

v

QUESTIONS AND ANSWERS ABOUT THE MERGER AND OUR SPECIAL MEETING

Q.	What items of business will we ask our shareholders to consider at our special meeting?

A.	At our special meeting, we will ask our shareholders to vote in favor of the adoption of the merger agreement. We sometimes refer to this proposal as the “merger proposal” in this proxy statement/prospectus. We will also ask our shareholders to vote in favor of any necessary adjournment of our special meeting to solicit additional proxies in favor of the adoption of the merger agreement if we have not received sufficient votes to adopt the merger agreement at the time of our special meeting. We sometimes refer to this proposal as the “adjournment proposal” in this proxy statement/prospectus.

Q.	What should I do now?

A.	You should first carefully read this proxy statement/prospectus, including the appendices and the documents DGI has incorporated by reference in this proxy statement/prospectus. After you have decided how you wish to vote your shares, please return your proxy using one of the methods we describe below so that your shares will be represented and voted at our special meeting.

Q.	What will I receive in exchange for my UNNF shares if the merger takes place?

A.	Upon consummation of the merger, you will have the right to receive in exchange for each share of our common stock:

• 0.2134 share of DGI Class A common stock; and

• $5.05 in cash.

Q.	What does our board of directors recommend?

A.	Our board of directors has unanimously determined that the merger is fair to you and in your and our best interests and unanimously recommends that you vote “FOR” the merger proposal and the adjournment proposal.

In making this determination, our board of directors considered the opinion of Sandler O’Neill & Partners, L.P., or Sandler O’Neill, our independent financial advisor, as to the fairness to us and you from a financial point of view of the cash and DGICA shares you will receive pursuant to the merger agreement. Our board of directors also reviewed and evaluated the terms and conditions of the merger agreement and the merger with the assistance of our independent legal counsel.

Q.	What was the opinion of our financial advisor?

A.	Sandler O’Neill presented an opinion to our board of directors to the effect that, as of April 19, 2010, and based upon the assumptions Sandler O’Neill made, the matters it considered and the limitations on its review as set forth in its opinion, the merger consideration provided for in the merger agreement is fair to us and you from a financial point of view.

Q.	Why is my vote important?

A.	Pennsylvania law and our articles of incorporation require the affirmative vote of the holders of 80% of our outstanding shares of common stock to approve the merger proposal. Therefore, abstentions, broker non-votes and failures to vote will have the same effect as a vote against adoption of the merger agreement

Q.	How do I vote my shares?

A.	If you are a registered shareholder of UNNF (that is, if your stock is registered in your name), you may attend our special meeting and vote in person or you may vote by proxy. To vote by proxy, please mark, sign and date your proxy card and return it in the postage-paid envelope we have enclosed. To vote by telephone or the Internet, please follow the instructions accompanying the proxy card.

Q.	What if I do not specify how I want to vote my shares on my proxy card?

A.	If you submit a signed and dated proxy card but do not indicate how you want to vote your shares, we will vote your shares:

• “FOR” the adoption of the merger agreement; and

• “FOR” approval of any necessary adjournment of our special meeting.

Our board of directors does not currently intend to bring any other proposal before our special meeting. If other proposals requiring a vote of shareholders properly come before our special meeting in compliance with our by-laws, the persons named as proxies will vote your shares in accordance with their judgment.

Q.	What if I fail to instruct my broker?

A.	Your broker may not vote your shares without instructions from you. You should follow the instructions you will receive from your broker and instruct your broker how you want to vote your shares.

Q.	Can I attend the special meeting and vote my shares in person?

A.	Yes. We invite all shareholders to attend our special meeting. Holders of record can vote in person at our special meeting by executing a ballot we will make available at our special meeting. If a broker holds your shares in street name, you are not a holder of record and you must obtain a written proxy in your name from your broker in order to vote those shares at our special meeting.

Q.	May I change my vote after I have voted?

A.	Yes. If you have not voted through your broker, you may change your vote after you have returned your proxy by:

• submitting written notice of revocation to our corporate secretary;

• submitting a new proxy by mail, telephone or Internet; or

• voting in person at our special meeting.

However, simply attending our special meeting without voting will not revoke any proxy you previously submitted.

If you have instructed your broker or other nominee to vote your shares, you should follow the instructions of your broker or other nominee regarding the revocation of proxies.

Q.	When do you expect to complete the merger?

A.	We anticipate that DFSC will obtain all necessary regulatory approvals to consummate the merger in the fourth quarter of 2010, assuming we and DFSC satisfy all of the other conditions to the completion of the merger. However, we cannot assure you when or if the merger will occur. We must first obtain the approval of the holders of 80% of our outstanding common stock at our special meeting and we and DFSC must obtain the requisite regulatory approvals to complete the merger.

Q.	Should I send my stock certificates now?

A.	No. Holders of our common stock should not submit their stock for exchange until they receive transmittal instructions from the exchange agent.

Q.	What rights do I have to dissent from the merger?

A.	If you do not vote in favor of the merger proposal and you comply precisely with the applicable procedural requirements, the Pennsylvania Business Corporation Law of 1988, or the PBCL, entitles you to request the appraised fair value of your shares. You must carefully and precisely follow the applicable procedures under the PBCL in order to exercise your dissenters’ rights. We have included a complete copy of the relevant sections of the PBCL as Appendix C to this proxy statement/prospectus. The fair value of your shares as determined in a dissenters’ rights proceeding may be more or less than the merger consideration you have the right to receive from DFSC under the merger agreement.

Q.	What will happen to the UNNF shares that DMIC owns?

A.	DMIC currently owns 248,999 shares, or approximately 8.4%, of our outstanding common stock. DMIC has advised us that DMIC will vote those shares in favor of the merger proposal and the adjournment proposal. The merger agreement provides that DMIC will contribute these shares to the capital of DFSC and that DFSC will surrender the shares for cancellation at the effective time of the merger.

Q.	Who can answer my questions?

A.	If you have questions about the merger, please call Mark D. Gainer, our Chairman, President and Chief Executive Officer, at (717) 519-8630 or Georgeson, Inc., the proxy solicitation firm we have retained, at (866) 821-2614.

SUMMARY

This summary highlights selected information included in this proxy statement/prospectus but the summary does not contain all of the information that may be important to you. We encourage you to read carefully this entire proxy statement/prospectus and its appendices and the other documents to which we refer before you decide how to vote on the merger proposal. In addition, we incorporate by reference into this proxy statement/prospectus important business and financial information about DGI. For a description of this information, see “Incorporation of Certain Documents by Reference” on page 127. You may obtain the information incorporated by reference in this proxy statement/prospectus by following the instructions in “Where You Can Find More Information” on page v. In this summary, we have included page references to direct you to a more detailed description of the matters described in this summary.

This proxy statement/prospectus and the documents DGI incorporates by reference in this proxy statement/prospectus contain forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to:

•	statements of goals, intentions and expectations;

•	statements regarding business plans, prospects, growth and operating strategies; and

•	statements regarding estimates of risks and future costs and benefits.

You can identify forward-looking statements by their use of words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” or words of similar meaning. DGI has based its forward-looking statements on the current beliefs and expectations of DGI’s management. Such statements are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the ability of DGI to control. In addition, these forward-looking statements make certain assumptions with respect to future business strategies and decisions that may change. Actual results may differ materially from the anticipated results DGI discusses in these forward-looking statements. See “Cautionary Statement Regarding Forward-Looking Statements” on page 71.

We have included the entire text of the merger agreement as Appendix A to this proxy statement/prospectus.

UNNF provided the information contained in this proxy statement/prospectus with respect to UNNF, and DGI provided the information in this proxy statement/prospectus with respect to the Donegal parties.

The Parties

The Donegal Parties (DMIC, DGI, DFSC, DAI and Province) (Page 75)

DMIC

DMIC commenced business as a mutual fire insurance company in Pennsylvania in 1889. Since 1986, when DMIC formed DGI and DGI formed an insurance company subsidiary, Atlantic States Insurance Company, or ASIC, DMIC and the insurance company subsidiaries of DGI have conducted business together as the Donegal Insurance Group. The Donegal Insurance Group writes personal and commercial lines of property and casualty insurance in 18 Mid-Atlantic, Southern and Midwestern states. During 2010, A.M. Best Company, a leading insurance rating firm, reported that the Donegal Insurance Group ranked 116th among property and casualty insurance companies in the United States based on net premiums written during 2009, and A.M. Best Company assigned the Donegal Insurance Group an A.M. Best rating of A (Excellent). The Donegal Insurance Group has also received the Wards Top 50 award for each of the past five years.

In the mid-1980’s, DMIC recognized that, as a small mutual insurance company, it needed to develop additional sources of capital and surplus to remain competitive, have the capacity to expand its business and assure its long-term viability. As a strategic response, in 1986, DMIC formed DGI as a downstream insurance holding company, and DGI organized ASIC as its subsidiary. DMIC and ASIC then entered into a proportional reinsurance agreement, or pooling agreement. Under this pooling agreement, DMIC and ASIC pool substantially all of their respective premiums, loss and loss expenses. DMIC currently cedes 80% of the pooled business to ASIC because of its access to public sources of capital as a subsidiary of DGI.

The following summary financial information of DMIC is presented on the statutory basis of accounting required by the National Association of Insurance Commissioners and does not represent financial information prepared in accordance with generally accepted accounting principles. At March 31, 2010, DMIC had admitted assets of $325.2 million and policyholders’ surplus of $170.0 million. At March 31, 2010, DMIC had total liabilities of $155.2 million, including debt of $13.0 million, reserves for net losses and loss expenses of $46.8 million and unearned premiums of $29.3 million. DMIC’s investment portfolio of $255.4 million at March 31, 2010 consisted primarily of investment-grade bonds of $18.0 million and its investment in DGI common stock. At March 31, 2010, DMIC owned 8,355,184 shares, or approximately 42%, of DGI’s Class A common stock outstanding at that date, which DMIC carried on its books at March 31, 2010 at $111.2 million, and 4,180,234 shares, or approximately 75%, of DGI’s Class B common stock outstanding at that date, which DMIC carried on its books at March 31, 2010 at $55.6 million.

DGI

DGI is a Delaware business corporation that DMIC formed in 1986 for the reasons described above. DGI currently has six insurance subsidiaries that offer personal and commercial lines of property and casualty coverages exclusively through a network of approximately 2,000 independent insurance agents. The personal lines products consist primarily of homeowners and private passenger automobile policies. The commercial lines products consist primarily of commercial automobile, commercial multi-peril and workers’ compensation policies. At March 31, 2010, DGI had assets of $936.0 million and shareholders’ equity of $385.4 million.

DFSC

DFSC is a Delaware business corporation formed in 2000 to own Province. DMIC owns 51.8% of DFSC and DGI owns 48.2% of DFSC. The Office of Thrift Supervision, or the OTS, is the primary federal regulator of Province and also regulates DMIC, DGI and DFSC as members of a unitary savings and loan holding company. DFSC does not currently conduct any business other than its ownership of the stock of Province.

DAI

DAI is a Delaware business corporation DFSC formed in April 2010 solely for the purpose of facilitating UNNF’s merger with DFSC. DAI will conduct no business activities before or after the merger.

Province

Province is a federally chartered savings bank that DMIC and DGI formed in 2000. Province has three branch locations in western Lancaster County and focuses on providing community banking services, including residential and commercial real estate loans, small business loans and consumer loans. At March 31, 2010, Province had assets of $102.5 million, $84.5 million in deposits and shareholders’ equity of $17.5 million.

The location of the principal executive offices of the Donegal parties is 1195 River Road, Marietta, Pennsylvania, 17547. DGI’s telephone number is (888) 877-0600 and DGI’s website address is www.donegalgroup.com. The information on DGI’s website is not a part of this proxy statement/prospectus.

UNNF (Page 76)

We are a Pennsylvania business corporation UNCB formed in 1986 to serve as a bank holding company. We commenced business on January 2, 1987. Our primary business is the ownership and management of UNCB.

The location of our principal executive offices is 570 Lausch Lane, Suite 300, Lancaster, Pennsylvania 17601. Our telephone number is (717) 492-2222 and our website address is www.uncb.com. The information on our website is not part of this proxy statement/prospectus.

Our Special Meeting (Page 72)

This section contains information for our shareholders about the special meeting of shareholders we have called to consider the approval of the merger proposal and related matters.

General (Page 71)

We are furnishing this proxy statement/prospectus to you for use at our special meeting and any adjournment or postponement of our special meeting.

When and Where We Will Hold Our Special Meeting (Page 72)

We will hold our special meeting held on Thursday, September 16, 2010, at 10:00 a.m., prevailing time, at Enck’s Banquet and Conference Center, 1461 Lancaster Road, Manheim, PA 17545, subject to any adjournment or postponement of our special meeting.

The Matters Our Shareholders Will Consider (Page 72)

The purpose of our special meeting is to consider and vote upon:

•	Proposal 1 — A proposal to adopt the merger agreement;

•	Proposal 2 — A proposal to grant discretionary authority to adjourn our special meeting if necessary to permit further solicitation of proxies because we have not received sufficient votes at the time of our special meeting to adopt the merger agreement; and

•	Any other business that properly comes before our special meeting and any adjournment or postponement of our special meeting.

Our shareholders must approve Proposal 1 for the merger to occur. If our shareholders fail to approve this proposal, the merger will not occur.

At this time, our board of directors is unaware of any other matters, other than as set forth above, that we will present for action at our special meeting. If a shareholder presents another matter in compliance with our by-laws, the persons named as proxies will vote in accordance with their judgment with respect to such matter.

Record Date; Shares Outstanding and Entitled to Vote (Page 73)

Our board of directors has fixed the close of business on July 29, 2010 as the record date for the determination of holders of our common stock entitled to notice of, and to vote at, our special meeting and any adjournment or postponement of our special meeting.

On the record date, we had 2,979,894 issued and outstanding shares of our common stock entitled to vote at our special meeting, held by approximately 900 holders of record. Each holder is entitled to cast one vote for each share of our common stock held on all matters that come before our shareholders at our special meeting in compliance with our by-laws.

Quorum (Page 73)

The presence, in person or by properly executed proxy, of the holders of at least a majority of our outstanding shares of common stock on the record date is necessary to constitute a quorum at our special meeting. We will count abstentions for the purpose of determining whether a quorum is present. A quorum must be present in order for the vote on the merger proposal and the adjournment proposal to occur.

Based on the number of shares of our common stock issued and outstanding as of the record date, 1,489,948 shares of our common stock must be present in person or represented by proxy at our special meeting to constitute a quorum.

Shareholder Vote Required (Page 73)

Adopt the Merger Agreement.  The affirmative vote of the holders of 80% of our issued and outstanding common stock entitled to vote thereon is required to approve the adoption of the merger agreement. Accordingly, we urge you to complete, date and sign the accompanying proxy card and return it promptly in the enclosed postage-paid envelope.

When considering our board of directors’ recommendation that you vote in favor of the adoption of the merger agreement, you should be aware that certain of our executive officers and directors have interests in the merger that may be different from, or in addition to, your interests as a shareholder. See “The Merger — Interests of Our Directors and Executive Officers in the Merger” beginning on page 95.

Discretionary Authority to Adjourn Our Special Meeting.  The affirmative vote of the holders of a majority of the votes present, in person or by proxy, at our special meeting entitled to vote on the adjournment proposal is required to approve the proposal to grant discretionary authority to adjourn our special meeting if necessary to permit further solicitation of proxies for the merger proposal.

Director and Executive Officer Voting (Page 74)

As of the record date, our directors and executive officers and their affiliates beneficially owned 231,721 shares of our common stock, or approximately 7.8% of the issued and outstanding shares of our common stock entitled to vote at our special meeting.

Proxies (Page 74)

Voting.  You should complete and return the proxy card accompanying this proxy statement/prospectus in order to ensure that your vote will be counted at our special meeting and at any adjournment or postponement of our special meeting, regardless of whether you plan to attend our special meeting. If you sign, date and return your proxy card and do not indicate how you want to vote, we will count your proxy card as a vote in favor of approval of the merger proposal and in favor of approval of the adjournment proposal.

If you hold your shares of our common stock in the name of a bank, broker, nominee or other holder of record, you will receive instructions from the bank, broker, nominee or other holder of record that you must follow in order for them to vote your shares of our common stock on your behalf.

Revocability.  You may revoke your proxy at any time before we conduct the vote at our special meeting. If you have not voted through a bank, broker, nominee or other holder of record, you may revoke your proxy by:

•	submitting written notice of revocation to our corporate secretary any time before we conduct the vote at our special meeting;

•	submitting a properly executed proxy with a later date;

•	submitting a new proxy by telephone or Internet; or

•	voting in person at our special meeting.

However, simply attending our special meeting without voting will not revoke an earlier proxy.

You should address any written notice of revocation and other communications regarding the revocation of your proxy to:

Union National Financial Corporation
570 Lausch Lane, Suite 300
Lancaster, Pennsylvania 17601
Attention: Darwin A. Nissley, Secretary

If you hold your shares in the name of a bank, broker, nominee or other holder of record, you should follow the instructions of the bank, broker, nominee or other holder of record regarding the revocation of proxies.

The death or incapacity of a shareholder who executes and returns a proxy will not revoke that shareholder’s proxy unless our corporate secretary receives notice of the death or incapacity of that shareholder before the proxies vote the shares of our common stock represented by such proxy.

How We Count Proxies.  We will vote all shares of our common stock represented by properly executed and dated proxies received before or at our special meeting, and not revoked, in accordance with the instructions indicated in the proxies.

We will count a properly executed and dated proxy marked “ABSTAIN” as present for purposes of determining the presence of a quorum.

Brokers may not vote shares of our common stock that they hold of record either for or against the approval of the merger proposal or the adjournment proposal without specific instructions from the person who beneficially owns those shares. Therefore, if a broker holds your shares, you must give your broker instructions on how to vote your shares.

Solicitation.  We will pay for the costs of our special meeting and for the mailing of this proxy statement/prospectus to our shareholders, as well as all other costs we incur in connection with the solicitation of proxies from our shareholders. However, DFSC and we will share equally the cost of printing this proxy statement/prospectus and the filing fees paid to the SEC.

In addition to soliciting proxies by mail, our directors, officers and employees and directors of Province may solicit proxies by telephone, over the Internet or in person. We will not specially compensate our directors, officers and employees for these activities. We also intend to request that brokers, banks, nominees and other holders of record solicit proxies from their principals, and we will reimburse the brokers, banks, nominees and other holders of record for certain expenses they incur for those activities.

We have retained the firm of Georgeson, Inc. to assist us in the solicitation of proxies, and we have agreed to pay Georgeson, Inc. $9,000, plus reimbursable expenses, for its services.

Recommendation of Our Board of Directors (Page 75)

Our board of directors unanimously approved the merger agreement and the transactions the merger agreement contemplates. Based on our reasons for the merger we describe in this proxy statement/prospectus, our board of directors believes that the merger is advisable and in our and your best interests. Accordingly, our board of directors unanimously recommends that our shareholders vote “FOR” the merger proposal and “FOR” the adjournment proposal. See “The Merger — Our Board of Directors’ Reasons for the Merger; Recommendation” beginning on page 83, for a more detailed discussion of our board of directors’ recommendation.

Attending Our Special Meeting (Page 75)

If you hold your shares in street name and you want to attend our special meeting, you must bring an account statement or letter from your holder of record showing that you were the beneficial owner of the shares on July 29, 2010, the record date for our special meeting.

The Merger

Certain Effects of the Merger (Pages 101 to 102)

Upon consummation of the merger:

•	Each share of our common stock, other than the shares DMIC owns and shares held by holders who perfect dissenters’ rights, will automatically convert into the right to receive, subject to the provisions of the merger agreement:

•	0.2134 share of DGI Class A common stock; and

•	$5.05 in cash.

•	We will cease to exist as a separate legal entity and DFSC and Province will conduct all of our operations. Province will conduct its banking business under a name that DFSC and we will select.

Stock Options (Page 102)

The merger agreement provides that we will use commercially reasonable efforts to obtain from each holder of an option to purchase our common stock such holder’s consent to the surrender and cancellation of such option prior to the effective date of the merger.

Opinion of Our Financial Advisor in Connection with the Merger (Pages 85 to 93)

Sandler O’Neill, our independent financial advisor in connection with the merger, delivered a written fairness opinion to our board of directors on April 19, 2010, the date we executed the merger agreement, that, as of April 19, 2010, and based upon and subject to the factors and assumptions set forth in Sandler O’Neill’s opinion, the merger consideration in the merger is fair, from a financial point of view, to the holders of shares of our common stock.

Appendix B to this proxy statement/prospectus sets forth the full text of the Sandler O’Neill opinion and includes the assumptions Sandler O’Neill made, the procedures Sandler O’Neill followed, the matters Sandler O’Neill considered and the limitations on the review Sandler O’Neill undertook in connection with its opinion. Sandler O’Neill provided its opinion for the information and assistance of our board of directors in connection with its consideration of the merger. The Sandler O’Neill opinion is not a recommendation as to how you should vote with respect to the merger or any related matter. We encourage you to read the Sandler O’Neill opinion in its entirety.

Interests of Our Directors and Executive Officers in the Merger (Page 95)

In considering the recommendation of our board of directors that you vote “FOR” the merger proposal and “FOR” the adjournment proposal, you should be aware that certain of our executive officers and directors have employment and other compensation agreements or plans that give them interests in the merger that are different from, or in addition to, your interests as a shareholder. These interests relate to or arise from, among other things:

•	the continued indemnification of our current directors and executive officers under the merger agreement and providing these individuals with directors’ and officers’ insurance;

•	the agreement of DFSC and Province to honor the existing employment and change of control agreements for eight of our officers, including our executive officers, unless and until such officers individually determine to execute a mutually acceptable employment agreement with DFSC and Province;

•	the agreement of DFSC and Province to honor Mr. Gainer’s existing employment agreement and amended and restated executive salary continuation agreement, or the salary agreement, unless and until Mr. Gainer, DFSC and Province execute a mutually acceptable employment agreement and a mutually acceptable amended and restated salary agreement;

•	the appointment of Mark D. Gainer and two other current members of our board of directors to DFSC’s board of directors and their receipt of directors’ fees in connection therewith; and

•	the appointment of Mark D. Gainer and four other current members of UNCB’s board of directors to the board of directors of Province and their receipt of directors’ fees in connection therewith.

Regulatory Approvals Required for the Merger (Page 96)

We cannot complete the merger without the prior approval of the Office of Thrift Supervision, or OTS, and notice to the Pennsylvania Department of Banking, or the Department. DFSC has supplied the pro forma financial information the OTS has requested prior to the submission of a formal application for approval of the merger and providing the requisite notice to the Department. While DFSC does not know of any reason why the OTS would not grant the necessary approval in a timely manner, we can give you no assurance that the OTS will approve the merger, at all or on a timely basis or that such approval would not be subject to one or more burdensome conditions that would entitle DFSC to terminate the merger agreement. DMIC will not be required to obtain any approval from the Pennsylvania Insurance Department in connection with the merger.

Conditions to the Merger (Page 107)

Currently, we expect to complete the merger in the third quarter of 2010. However, the completion of the merger depends on the satisfaction of a number of conditions or, where legally permissible, the waiver of those conditions. These conditions include, among others:

•	approval of the merger proposal by the holders of 80% of our outstanding shares of common stock entitled to vote at our special meeting;

•	subject to certain limited exceptions and except as otherwise previously disclosed to the other party, the representations and warranties of the parties to the merger agreement must be true and correct unless the failure of the representations and warranties to be true and correct would not have and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the representing party;

•	the receipt of all regulatory approvals needed to complete the merger, including the approval of the OTS and the provision of specified notice to the Department, and the absence of the imposition of materially burdensome conditions by the OTS and any other regulatory agencies whose regulatory approval is necessary for the completion of the merger;

•	the absence of any law, statute, rule, regulation, order, decree or injunction that would effectively prohibit the merger or make completion of the merger illegal;

•	DGI’s registration statement, of which this proxy statement/prospectus forms a part, shall have become effective and no stop order suspending its effectiveness shall have been issued and the SEC shall not have initiated or threatened any proceedings for that purpose;

•	UNCB shall not have delinquent loans, as defined in the merger agreement, that exceed $37.5 million as of the end of the month preceding the month in which the closing of the merger is scheduled to occur;

•	NASDAQ shall have approved for listing the shares of DGI Class A common stock that DFSC will distribute to our shareholders as part of the merger consideration;

•	DFSC shall have delivered the merger consideration to the exchange agent not later than the day prior to the closing date; and

•	DFSC and we shall have received all necessary third party consents.

Although we anticipate the closing of the merger will occur during the third quarter of 2010, because the satisfaction of certain conditions to the merger is beyond our control, neither DFSC nor we can be certain when, or if, DFSC and we can satisfy the conditions to the merger, or agree to waive such conditions or whether or not we will be able to complete the merger.

Non-Solicitation (Page 106)

Subject to certain exceptions, we have agreed not to initiate, solicit, induce or knowingly encourage any third party to make any inquiries or proposals to acquire us or enter into an agreement to acquire us with a third party. However, the merger agreement does permit us, under specified circumstances, to respond to an acquisition proposal we have not solicited or an inquiry from a third party, which our board of directors believes in good faith is or is reasonably likely to result in a merger proposal that is superior to the DFSC merger proposal. In those specified circumstances, we may furnish the third party with information about us and conduct negotiations with such third party.

Litigation Related to the Merger (Page 109)

Certain litigation is pending in connection with the Merger. See “The Merger — Litigation Related to the Merger.”

Termination of the Merger Agreement (Page 108)

We and DFSC may mutually agree to terminate the merger agreement before completing the merger, even after our shareholders approve the merger proposal.

Either DFSC or we may terminate the merger agreement, even after our shareholders approve the merger proposal, if certain conditions have not been met, such as:

•	failure to obtain the necessary regulatory approvals for the merger unless the failure is due to the terminating party’s failure to perform or observe its covenants in the merger agreement;

•	failure to complete the merger by December 31, 2010, unless the reason for the failure not to consummate the merger by that date is a failure by the terminating party to perform or observe its covenants and agreements in the merger agreement;

•	the non-terminating party’s breach of a representation, warranty, covenant, agreement or other obligation contained in the merger agreement that would make it impossible to satisfy the closing conditions, provided the terminating party is not then in material breach of any of its representations, warranties, covenants, agreements or other obligations in the merger agreement; or

•	failure of the holders of 80% of our outstanding common stock to approve the merger proposal, provided we are not in material breach of our obligations to hold our special meeting and our board of directors is not in breach of its covenant to recommend such approval.

DFSC may terminate the merger agreement at any time prior to our special meeting if we have:

•	breached our obligation not to initiate, solicit or encourage or take any action to facilitate another proposal to acquire us, participate in any discussions or negotiations relating to another proposal to acquire us or, except as permitted by and subject to certain terms of the merger agreement, approve, recommend or enter into any letter of intent, agreement or other commitment relating to another proposal to acquire us;

•	failed to have our board of directors recommend approval of the merger proposal by our shareholders or our board of directors shall have changed its recommendation, except as permitted by the merger agreement with respect to a proposal to acquire us on terms and conditions superior to those in the merger agreement;

•	recommended approval of another proposal to acquire us; or

•	failed to call, give notice of, convene and hold our special meeting.

We may terminate the agreement at any time prior to the mailing date of this proxy statement/prospectus our special meeting in order to enter into an agreement relating to an acquisition proposal that has terms superior to those of the merger agreement from the perspective of our shareholders.

Except as provided below with respect to termination fees and expenses and the parties’ respective confidentiality obligations in the event DFSC or we terminate the merger agreement, neither of us will have any liability or obligation other than liabilities or damages incurred by either of us as a result of our willful breach of any of our respective representations, warranties, covenants or agreements contained in the merger agreement.

Expenses; Termination Fee (Page 109)

The merger agreement provides that we will pay DFSC a termination fee of $800,000 if:

•	we terminate the merger agreement in order to enter into an agreement relating to an acquisition proposal that has terms superior to those of the merger agreement from the perspective of our shareholders;

•	DFSC terminates the merger agreement prior to our special meeting because we have breached our obligation not to encourage or solicit acquisition proposals, we have failed to hold our special meeting or our board of directors has not recommended approval of the merger proposal or has changed its recommendation or has recommended approval of another proposal to acquire us or we fail to hold our special meeting;

•	a third party makes a tender or exchange offer for 25% or more of our common stock and our board of directors fails to send a statement to our shareholders recommending rejection of that offer within 10 days after the making of the offer; or

•	the occurrence of any of the following events within 18 months after the termination of the merger agreement, provided that a third party makes a proposal to acquire us after April 19, 2010 and does not withdraw its proposal prior to termination of the merger agreement:

•	we enter into an agreement to merge with or be acquired by that third party;

•	that third party acquires substantially all of our assets; or

•	that third party acquires more than 50% of our common stock.

The merger agreement also provides that upon termination:

•	by us because DFSC breached its representations, warranties, covenants, agreements or other obligations in the merger agreement, which breach could reasonably be expected to result in a material adverse effect and which breach cannot be or is not cured, assuming we are also not in material breach of our obligations under the merger agreement, DFSC will pay our out-of-pocket expenses in connection with the merger, including fees and expenses of legal counsel, financial advisors and accountants, up to a maximum of $500,000; and

•	by DFSC because we breached our representations, warranties, covenants, agreements or other obligations in the merger agreement which breach could reasonably be expected to result in a material adverse effect and which breach cannot be or is not cured, assuming DFSC is also not in material breach of its obligations under the merger agreement, we will pay DFSC’s out-of-pocket expenses in connection with the merger, including fees and expenses of legal counsel, financial advisors and accountants, up to a maximum of $500,000, provided, however, that we do not have to pay DFSC’s expenses if we have paid the break-up fee to DFSC.

Material U.S. Federal Income Tax Consequences of the Merger (Pages 110 to 112)

The merger will be a taxable transaction to our shareholders for U.S. federal income tax purposes. Each shareholder will generally recognize gain or loss equal to the difference between the amount of cash plus the fair market value, determined at the effective time of the merger, of the DGI Class A common stock such shareholder receives and the holder’s tax basis in our common stock surrendered in the merger. The tax consequences of the merger may vary depending on the particular holder’s circumstances. We urge each of you to consult your own tax advisor with respect to the tax consequences of the merger.

Dividends (Page 124)

DGI paid cash dividends on its Class A common stock totaling $0.45 per share for 2009. Based on the exchange ratio and DGI’s current Class A annual dividend rate of $0.46 per share, holders of our common stock can anticipate receiving a dividend at an annual rate of $.098 per share. We have not paid any dividends on our common stock since 2007. Although DGI has no current plan or intention to change its Class A dividend rate, DGI’s board of directors may, subject to applicable law, change its dividend rate in the future. DGI’s ability to pay dividends on its common stock is subject to various legal and regulatory limitations.

Certain Differences in Rights of Shareholders (Pages 113 to 124)

When we and DFSC complete the merger, Delaware law and DGI’s certificate of incorporation and by-laws will govern the rights of our shareholders rather than Pennsylvania law and our articles of incorporation and by-laws.

Comparative Market Prices and Dividends (Page 124)

DGI’s Class A common stock trades on the NASDAQ Global Select Market under the symbol “DGICA.” Our common stock trades on the OTCBB, under the symbol “UNNF.OB.” The table on page 123 lists the quarterly price range of DGI Class A common stock and our common stock since January 1, 2008 as well as the quarterly cash dividends DGI has paid on its Class A common stock and we have paid on our common stock since that date. The following table shows the closing price of DGI Class A common stock and our common stock as reported on April 19, 2010, the last trading day before DFSC and we announced the merger, and on July 29, 2010, the last practicable trading day before the printing of this proxy statement/prospectus. This table also shows the pro forma equivalent value of the merger consideration for each share of our common stock, assuming the conversion of all shares of our preferred stock into common stock, which we calculated by multiplying the closing price of DGI Class A common stock on those dates by 0.2134, the exchange ratio for the stock portion of the merger consideration, and adding $5.05 in cash.

			Pro Forma Equivalent
	DGI Class A	Our	Value of One Share of
	Common Stock	Common Stock	Our Common Stock

April 19, 2010	$14.68	$6.00	$8.18
July 29, 2010	11.78	7.45	7.56

The market price of DGI Class A common stock may change at any time. Consequently, the total dollar value of the DGI Class A common stock that you will be entitled to receive as a portion of the merger consideration may be higher or lower than its current value. We urge you to obtain a current market quotation for DGI Class A common stock. We make no representation as to the future price of DGI Class A common stock.

Dissenters Rights (Page 99)

Our shareholders have dissenters rights under the PBCL and, if a shareholder does not vote in favor of the merger proposal, that shareholder can seek the appraised fair value of his or her shares in a judicial proceeding.

Recent Developments

On July 15, 2010, DGI entered into an agreement and plan of merger relating to DGI’s acquisition of Michigan Insurance Company, or MICO, which is an 83.6%-owned subsidiary of West Bend Mutual Insurance Company. MICO is a property and casualty insurance company that conducts business exclusively in Michigan. For the years ended December 31, 2009 and 2008, MICO had total revenues of $30.3 million and $28.6 million, respectively, and net income of $2.7 million and $2.3 million, respectively. Initially, DGI will follow MICO’s practice of reinsuring approximately 75% of MICO’s business, but over time will have the ability increase the percentage of MICO’s business it retains. The transaction is subject to approval by the shareholders of MICO and by the Michigan Department of Insurance. DGI anticipates that it will be able to consummate the MICO acquisition before December 31, 2010.

For the six months ended June 30, 2010, DGI had total revenues of $199.4 million and net income of $2.0 million, or $.08 per Class A share, compared to total revenues of $190.3 million and net income of $4.6 million, or $.18 per Class A share, for the six months ended June 30, 2009. DGI’s results for the six months ended June 30, 2010 were adversely affected by a number of severe winter storms and wind and hail events in DGI’s Mid-Atlantic and Midwestern regions and are not necessarily reflective of DGI’s results of operations for the remainder of 2010.

Questions and Additional Information (Page 75)

If you have questions about the merger or how to submit your proxy card, or if you need additional copies of this proxy statement/prospectus or the enclosed proxy card, please call Mark D. Gainer, our Chairman, President and Chief Executive Officer, at (717) 519-8630 or Georgeson, Inc., the proxy soliciting firm we have retained, at (866) 821-2614.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF DGI

Set forth below are highlights from DGI’s consolidated financial data as of and for the years ended December 31, 2005 through 2009 and DGI’s unaudited consolidated financial data as of and for the three months ended March 31, 2009 and 2010. DGI’s results of operations for the three months ended March 31, 2010 are not necessarily indicative of DGI’s results of operations for the full year of 2010. DGI management prepared the unaudited information on the same basis as it prepared DGI’s audited consolidated financial statements. In the opinion of DGI’s management, this information reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of this data for these periods. You should read this information in conjunction with DGI’s consolidated financial statements and related notes included in DGI’s Annual Report on Form 10-K for the year ended December 31, 2009 and DGI’s Quarterly Report on Form 10-Q for the three months ended March 31, 2010 which we incorporate by reference in this proxy statement/prospectus and from which we derived this information. See “Where You Can Find More Information” on page v.

Selected Consolidated Historical Financial Data of DGI

	Three Months
	Ended March 31,		Year Ended December 31,
	2010	2009	2009	2008	2007	2006	2005
	(Dollars in thousands, except per share amounts)

Income Statement Data
Premiums earned	$91,372	$88,350	$355,025	$346,575	$310,072	$301,478	$294,498
Investment income, net	4,930	5,358	20,631	22,756	22,785	21,320	18,472
Realized investment gains (losses)	22	259	4,480	(2,971)	2,051	1,830	1,803
Total revenues	97,915	95,502	386,733	372,424	340,618	329,967	319,847
Income before income taxes	276	212	20,677	32,092	52,849	56,622	52,345
Income taxes	41	42	1,847	6,550	14,569	16,408	15,396
Net income	235	170	18,830	25,542	38,280	40,215	36,949
Basic earnings per share — Class A	0.01	0.01	0.76	1.03	1.55	1.65	1.57
Diluted earnings per share — Class A	0.01	0.01	0.76	1.02	1.53	1.60	1.51
Cash dividends per share — Class A	—	—	0.45	0.42	0.36	0.33	0.30
Basic earnings per share — Class B	0.01	0.01	0.68	0.92	1.39	1.48	1.41
Diluted earnings per share — Class B	0.01	0.01	0.68	0.92	1.39	1.48	1.41
Cash dividends per share — Class B	—	—	0.40	0.37	0.31	0.28	0.26
Balance Sheet Data at End of Period
Total investments	657,735	639,618	666,835	632,136	605,870	591,338	547,746
Total assets	936,025	890,379	935,602	880,109	834,096	831,698	781,422
Debt obligations	15,465	15,465	15,465	15,465	30,929	30,929	30,929
Stockholders’ equity	385,428	368,350	385,506	363,584	352,690	320,802	277,896
Book value per share	15.11	14.47	15.12	14.29	13.92	12.70	11.30

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF UNNF

Set forth below are highlights from UNNF’s consolidated financial data as of and for the years ended December 31, 2005 through December 31, 2009 and UNNF’s unaudited consolidated financial data as of and for the three months ended March 31, 2009 and 2010. The results of operations for the three months ended March 31, 2010 are not necessarily indicative of the results of operations of UNNF for the full year of 2010. UNNF management prepared the unaudited information on the same basis as it prepared UNNF’s audited consolidated financial statements. In the opinion of UNNF’s management, this information reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of this data for these periods. You should read this information in conjunction with UNNF’s consolidated financial statements and related notes included elsewhere in this proxy statement/prospectus and from which we derived this information. See “Where You Can Find More Information” on page v and the Index to the UNNF Consolidated Financial Statements on page F-1.

Selected Consolidated Historical Financial Data of UNNF

	Three Months
	Ended March 31,		Year Ended December 31,
	2010	2009	2009	2008	2007	2006	2005
	(Dollars in thousands, except per share amounts)

Summary of Operations Data:
Interest income	$ 5,522	$6,049	$23,758	$28,173	$31,373	$30,290	$23,978
Interest expense	2,263	3,178	11,286	13,579	16,009	15,626	9,662
Net interest income	3,259	2,871	12,472	14,594	15,634	14,664	14,316
Provision for credit losses	496	313	2,627	1,027	1,237	672	681
Net interest income after provision for credit losses	2,763	2,558	9,845	13,567	14,127	13,992	13,635
Non-interest income	1,180	619	5,375	3,807	6,509	8,262	6,011
Non-interest expense	4,022	4,014	16,737	17,118	20,745	19,711	15,627
(Loss) income before income taxes (benefit)	(79)	(837)	(1,517)	256	(109)	2,543	4,019
(Benefit from) provision for income taxes	(82)	(328)	(802)	(188)	(421)	99	666
Net (loss) income	3	(509)	(715)	444	312	2,444	3,353
Preferred stock dividends	18	—	—	—	—	—	—
Net (loss) income available to common shareholders	(15)	(509)	(715)	444	312	2,444	3,353
Per Share Data:
(Loss) earnings per common share	$ (0.01)	$(0.19)	$(0.26)	$0.17	$0.12	$0.96	$1.31
Dividends paid	—	—	—	—	0.28	0.62	0.63
Book value per share at period end	11.11	11.37	10.97	11.32	11.31	11.31	10.84
Average number of shares outstanding basic and diluted (in thousands)	2,742	2,721	2,730	2,643	2,544	2,537	2,556
Statement of Condition Data (at end of period):
Assets	$499,931	$510,922	$489,644	$485,109	$501,776	$517,597	$462,178
Net loans and leases	327,033	351,970	333,416	353,922	360,662	338,043	297,538
Deposits	416,925	407,889	404,765	383,577	376,311	340,075	296,610
Short-term borrowings	—	—	—	—	6,629	10,544	18,305
Long-term debt	30,834	50,334	33,334	50,334	68,816	117,571	105,815
Junior subordinated debentures	17,341	17,341	17,341	17,341	17,341	17,341	11,341
Total stockholders’ equity	31,278	30,929	31,336	30,794	28,800	28,548	27,225
Financial Ratios:	(Annualized )
Return on average assets	0.00%	(0.41)%	(0.14)%	0.09%	0.06%	0.50%	0.79%
Return on average equity	0.04	(6.47)	(2.26)	1.48	1.07	8.81	12.59
Ratio of average equity to average assets	6.53	6.31	6.29	6.15	6.05	5.67	6.25

MANAGEMENT’S DISCUSSION AND ANALYSIS OF UNNF’S
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion provides management’s analysis of UNNF’S financial condition and results of operations for the three-month periods ended March 31, 2009 and 2010 and for the years ended December 31, 2007, 2008 and 2009. The UNNF financial statements and accompanying notes included elsewhere in this proxy statement/prospectus are an integral part of this discussion and should be read in conjunction with it.

Overview

Management’s discussion and analysis represents an overview of the financial condition and results of operations, and highlights the significant changes in the financial condition and results of operations, as presented in the accompanying consolidated financial statements for UNNF, a bank holding company, and its wholly owned subsidiary, UNCB. UNNF’s consolidated financial condition and results of operations consist primarily of UNCB’s financial condition and results of operations. UNNF’s trust subsidiaries, Union National Capital Trust I and Union National Capital Trust II, were established for the purpose of issuing $11,000,000 of trust capital securities during 2003 and 2004.

Forward Looking Statements

These financial statements contain forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Actual results and trends of UNNF and UNCB could differ materially from those set forth in such statements due to various risks, uncertainties and other factors. Such risks, uncertainties and other factors that could cause actual results and experience to differ include, but are not limited to, the following:

•	strategic initiatives and business plans, including prospective business combinations, may not be satisfactorily completed or executed, if at all;

•	increased demand or prices for UNCB’s financial services and products may not occur;

•	changing economic and competitive conditions;

•	technological developments;

•	the effectiveness of UNNF’s business strategy due to changes in current or future market conditions;

•	actions of the U.S. government, the FRB, the OCC and other governmental and regulatory bodies for the purpose of stabilizing the financial markets; enforcement actions with bank regulatory agencies restricting certain transactions of UNNF and UNCB;

•	effects of deterioration of economic conditions on customers, specifically the effect on the ability of loan customers to repay loans;

•	UNNF’s inability to raise or achieve desired or required levels of regulatory capital; paying significantly higher FDIC premiums in the future;

•	the effects of competition, and of changes in laws and regulations, including industry consolidation and development of competing financial products and services;

•	interest rate movements;

•	relationships with customers and employees;

•	challenges in establishing and maintaining operations;

•	volatilities in the securities markets and related potential impairments of investment securities;

•	deteriorating economic conditions and declines in housing prices and real estate values; and

•	other risks and uncertainties, including those described in UNNF’s filings with the SEC.

When we use words such as “believes”, “expects”, “anticipates”, or similar expressions, we are making forward-looking statements. UNNF undertakes no obligation to publicly revise or update these forward-looking statements to reflect events or circumstances that arise after the date of this report.

Readers should carefully review the risk factors described in the Annual Report and other documents that we periodically file with the SEC, including our Form 10-K for the year ended December 31, 2009, our Forms 8-K, and other reports, that we have filed during 2010 with the SEC.

Three Months Ended March 31, 2010 to Three Months Ended March 31, 2009

Critical Accounting Policies

We prepare our consolidated financial statements based upon the application of U.S. generally accepted accounting principles, or GAAP. The reporting of our financial condition and results of operations is impacted by the application of accounting policies by management, some of which are particularly sensitive and require significant judgments, estimates and assumptions to be made in matters that are inherently uncertain. These accounting policies, along with the disclosures presented in other financial statement notes and in this financial review, provide information on how significant assets and liabilities are valued in the financial statements and how those values are determined. Management views critical accounting policies to be those which are highly dependent on subjective or complex judgments, estimates and assumptions, and where changes in those estimates and assumptions could have a significant impact on the consolidated financial statements. Management currently views the determination of the allowance for credit losses, the fair value of investment securities and the fair value of other real estate owned to be critical accounting policies.

Determination of the Allowance for Credit Losses

The provision for credit losses and the level of the allowance for credit losses involve significant estimates by management. In evaluating the adequacy of the allowance for credit losses, management considers the specific collectability of impaired and nonperforming loans, past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect borrowers’ ability to repay (including the timing of future payments), the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions and other relevant qualitative factors. While we use available information to make such evaluations, future adjustments to the allowance for credit losses and the provision for credit losses may be necessary if economic conditions, loan credit quality, or collateral issues differ substantially from the factors and assumptions used in making the evaluation.

Fair Value of Investment Securities

Investments are carried at fair value with any unrealized gains and losses, considered to be temporary, reported net of tax as an adjustment to stockholders’ equity. In order to determine whether unrealized losses in the fair value of investment securities reflect other-than-temporary impairment, or OTTI, management regularly reviews the entire portfolio of investment securities for possible impairment, analyzing factors including, but not limited to, the underlying creditworthiness of the issuing organization, the length of time for which the fair value of the investment securities may be less than cost, and independent analysts’ opinions about circumstances that could affect the performance of the investment securities. In assessing potential OTTI for debt securities with fair values less than cost, other considerations include (i) whether management intends to sell the security, or (ii) if it is more likely than not that management will be required to sell the security before recovery, or (iii) if management does not expect to recover the entire amortized cost basis. In assessing potential OTTI for equity securities with fair values less than cost, consideration is given to management’s intention and ability to hold the securities until recovery of any unrealized losses. After considering such factors, it is a matter of judgment on the part of management to make the determination of whether or not the decline in market value is other-than-temporary.

Fair Value of Other Real Estate Owned

Other Real Estate Owned, or OREO, includes property acquired through foreclosure, deed in-lieu of foreclosure, and an in-substance foreclosure. OREO is held for sale. The carrying value of the property is recorded at the fair value of the property as determined based upon an independent appraisal, less estimated costs to sell at the time of acquisition. Any excess of the loan balance over the carrying value of the property at the time of transfer from loans to OREO is charged to the allowance for credit losses. Subsequent to the transfer to OREO, if the sales price of the property less actual costs to sell is less than the carrying value of the property, the deficiency is charged against income as a loss on sale. Due to changing market conditions, there are inherent uncertainties upon liquidation with respect to determining the fair value of OREO. Therefore, the amount ultimately realized upon liquidation may differ from the carrying value reflected in the accompanying consolidated financial statements.

Financial Condition

Total assets increased by $10,287,000 or 2% to $499,931,000 at March 31, 2010, from $489,644,000 at December 31, 2009. The increase was primarily the result of strong retail deposit generation, which further strengthened our liquidity position. Total deposits grew by $12,160,000 or 3% to $416,925,000 at March 31, 2010 from $404,765,000 at December 31, 2009.

Investment Securities

Investment securities were $60,757,000 at March 31, 2010, compared to $60,546,000 at December 31, 2009. All of our investment securities were classified as available for sale at March 31, 2010 and December 31, 2009. Investment securities classified as available for sale are marketable equity securities, and those debt securities that we intend to hold for an undefined period of time, but not necessarily to maturity. In addition to the investment portfolio generating interest income, it serves other primary financial management functions such as a reliable source of liquidity and a tool to manage interest rate risk. In order to support these functions, the entire investment securities portfolio has been designated as being available for sale. Any decision to sell an available-for-sale investment security would be based on various factors, including significant movements in interest rates, changes in maturity mix of assets and liabilities, liquidity needs, regulatory capital considerations, reasonable gain realization, changes in the creditworthiness of the issuing entity, changes in investment strategy and portfolio mix, and other similar factors. Changes in unrealized gains or losses on available-for-sale investment securities, net of taxes, are recorded as other comprehensive (loss) income, a component of stockholders’ equity.

Certain types of mortgage-backed and asset-backed securities are purchased to better position the investment securities portfolio for a subsequent increase or decrease in interest rates, as aligned with our interest rate risk position. These investment securities may be purchased at premiums or discounts, with short, mid, or long-term average expected lives or maturities. Overall yields on these investment securities will increase or decrease based on changes in prepayment speeds and subsequent cash flow reinvestments.

Investment security purchases and sales generally occur to manage UNCB’s liquidity requirements, pledging requirements, interest rate risk, and to enhance net interest margin and capital management. The investment securities portfolio is evaluated regularly for possible opportunities to increase earnings through potential sales or portfolio repositioning. In the first three months of 2010, proceeds of $16,479,000 were received on sales, and $77,000 was recognized in net gains, while $18,644,000 of investment securities were purchased. Investment securities of $57,793,000 and $57,209,000 were pledged to secure public, trust, and government deposits and for other purposes at March 31, 2010 and December 31, 2009, respectively.

In addition to the credit risk present in the loan portfolio, we also have credit risk associated with our investment security holdings. Based on recent national economic trends and other factors, the private issuer mortgage-backed securities and corporate debt securities credit ratings as published by national statistical rating organizations are being monitored closely.

Investment securities consisted of the following at of March 31, 2010 and December 31, 2009, (in thousands):

	March 31,	December 31,
	2010	2009

Market Value of Debt Securities	$60,690	$60,478
Market Value of Equity Securities	67	68

Total Market Value of Investment Securities	$60,757	$60,546

Debt securities include mortgage-backed securities, obligations of state and political subdivisions, obligations of U.S. government agencies, structured notes and corporate securities. At March 31, 2010, there were fifteen debt securities with unrealized losses of $153,000 that amounted to 0.4% of their amortized cost, compared to December 31, 2009, when there were twenty-seven debt securities with unrealized losses of $585,000 that amounted to 1.3% of their amortized cost. Management believes that the unrealized losses reflect temporary declines primarily due to changes in interest rates subsequent to the acquisition of specific securities. These temporary declines have been provided for in other comprehensive income (loss). All of the obligations of state and political subdivisions outstanding at December 31, 2009, were sold in 2010, and as a result of positive market movements, no losses were recognized on the sale of these securities.

Equity securities held are comprised primarily of common stock holdings in other financial institutions. There were nine and ten equity securities with unrealized losses of $11,000, at both March 31, 2010 and December 31, 2009, respectively. We have the ability and intent to hold these investments for a reasonable period of time sufficient for the fair value of each equity security to increase to our cost. Management does not consider the equity securities to be other-than-temporarily impaired at March 31, 2010.

As of March 31, 2010, $12,000 of the fair value of the total investment securities portfolio was measured using Level 1 inputs as defined by fair value measurement and disclosure guidance, $57,848,000 or 95% of the fair value of total investment securities was measured using Level 2 inputs, and $2,897,000 or 5% of the fair value of total investment securities was measured using Level 3 inputs. For additional information, refer to Note 12 — Fair Value Measurement of Assets and Liabilities and Fair Value of Financial Instruments to the consolidated financial statements included elsewhere in this proxy statement/prospectus.

The fair value of Level 3 investment securities decreased to $2,897,000 at March 31, 2010, compared to $3,269,000 at December 31, 2009. Of the decrease in value, $272,000 was related to net proceeds received on the sale of an impaired security, $172,000 was related to principal and interest payments received and fully applied to principal, offset by $72,000 of net unrealized gains (with a corresponding after-tax increase to stockholders’ equity of $48,000 recorded as other comprehensive income).

In order to determine whether unrealized losses in the fair value of investment securities are OTTI, management regularly reviews the entire portfolio of investment securities for possible impairment, analyzing factors including but not limited to the underlying creditworthiness of the issuing organization, the length of time for which the fair value of the investment securities has been less than cost, and independent analysts’ opinions about circumstances that could affect the performance of the investment securities. In assessing potential OTTI for debt securities, other considerations include (i) whether management intends to sell the security, or (ii) if it is more likely than not that management will be required to sell the security before recovery, or (iii) if management does not expect to recover the entire amortized cost basis. In assessing potential OTTI for equity securities, consideration is given to management’s intention and ability to hold the securities until recovery of any unrealized losses.

As of March 31, 2010, our recorded investment balances include three securities with previously recorded impairments. The fair value of these impaired investments was $2,897,000 at March 31, 2010, compared to an original amortized cost of $6,950,000. All principal and interest payments received on impaired investment securities are fully applied to principal.

Accounting Standards Codification, or ASC, Topic 320, “Investments — Debt and Equity Securities” provides a list of factors that a reporting entity should evaluate to determine whether there has been a significant decrease in the volume and level of activity for the asset or liability in relation to normal market activity for the asset or liability. When the reporting entity concludes there has been a significant decrease in the volume and level of activity for the asset or liability, further analysis of the information from that market is needed and significant adjustments to the related prices may be necessary to estimate fair value in accordance with fair value measurement and disclosure guidance. Further, fair value measurement and disclosure guidance clarifies that when there has been a significant decrease in the volume and level of activity for the asset or liability, some transactions may not be orderly, and we must evaluate the weight of evidence to determine whether the transactions are orderly. The guidance provides a list of circumstances that may indicate that a transaction is not orderly. A transaction price that is not associated with an orderly transaction is given little, if any, weight when estimating fair value.

As discussed more thoroughly in Note 12 — Fair Value of Assets and Liabilities and Fair Value of Financial Instruments to the consolidated financial statements included elsewhere in this proxy statement/prospectus, the fair value of these investment securities was determined by calculating the net present value of the expected future cash flows of each security, with qualitative risk-adjusted discounting for potential credit risks and nonperformance in the underlying issuers, and market sector illiquidity concerns. In accordance with ASC Topic 820, when an active market for a security does not exist, the use of management estimates that incorporate current market participant expectations of future cash flows, and include appropriate risk premiums, is acceptable. Management’s judgment was that, as of March 31, 2010 and December 31, 2009, the facts and circumstances indicated significant illiquidity and an inactive market for these types of investments when other relevant observable inputs were not available; therefore, expected cash flows were used as a reasonable basis in determining the fair value of the corporate investment securities.

During 2009, four of UNCB’s five private issuer securities were downgraded to below investment grade (one private issuer mortgage-backed security was downgraded to below investment grade in 2008). Accordingly, UNCB recorded $1,504,000 of other-than-temporary impairment charges in 2009 including (i) $859,000 related to three corporate securities supported primarily by obligations from other financial industry entities, and (ii) $645,000 related to two private issuer mortgage-backed securities not guaranteed by the U.S. government. During 2008, we recorded $1,290,000 of other-than-temporary investment impairment charges related to two securities, including the private-issuer security that was downgraded to below-investment-grade in 2008, and a corporate security. Management determined that, due to severe illiquidity and distress in the financial markets, the unrealized declines in the value of these investments were other-than-temporary and credit related, requiring the write-down and related impairment charge to earnings. For the securities with impairment charges recorded, interest income payments received subsequent to impairment are fully applied to principal further reducing the amortized cost of these investments.

During 2009, one of the previously impaired corporate securities (USCap Funding V) was fully impaired, completely written-off and declared as a worthless asset for tax purposes. This impaired corporate security had a cumulative credit related OTTI of $936,000 at December 31, 2009. During 2010, another one of the previously impaired corporate securities (InCaps Funding II Senior Note) was sold for $277,000, leaving UNCB with a total of three impaired investment securities remaining at March 31, 2010. At the time of the sale, the InCaps Funding II Senior Note security had $631,000 of previously recorded impairments and an adjusted amortized cost of $272,000, which resulted in a $5,000 gain that was recorded on the sale.

Management determined that further impairments as of March 31, 2010 were not warranted on the three remaining impaired investment securities based upon the following considerations:

•	All three impaired investment securities were current, as of March 31, 2010, for scheduled investment payments. Based upon the information reviewed by management in preparing the financial statements, the financial condition and near-term prospects of the issuers do not reflect any specific events which may have influenced the operations of the issuers, such as changes in technology or a discontinuance of a business segment that may have further impaired the earnings potential of the investments.

•	The securities experienced very limited trading activity during the last 12 months being in a market sector with a high degree of illiquidity and dislocation; therefore, determining fair value based upon discounted cash flows is considered reasonable.

•	Management does not intend to sell the securities, and it is not likely that management will be required to sell the securities before recovery to their adjusted amortized cost, and though management does not expect to recover the original amortized cost of the securities, management expects to hold the securities until a reasonable recovery towards the current carrying value.

Loans and Leases, Credit Quality and Credit Risk

Loans and leases at March 31, 2010 were $333,028,000 compared to $339,274,000 at December 31, 2009. Outstanding loans decreased by $6,246,000 from December 31, 2009 to March 31, 2010, primarily due to reduced loan demand from creditworthy borrowers and the impact of certain loans at December 31, 2009, that subsequently involved collateral foreclosure and were classified as OREO at March 31, 2010, in the Consolidated Statements of Financial Condition (for additional information, refer to the discussion on “Non-Performing Assets” on page 21). We continue to focus lending on creditworthy consumers and businesses, with necessary consideration given to increased credit risks posed by the weak economy and the housing market. The economy and housing market, and increased unemployment, could affect some of UNCB’s borrowers, and may result in increased nonperforming loans and credit losses.

At March 31, 2010, UNCB had $68,708,000 of loans specifically pledged to the Federal Home Loan Bank of Pittsburgh, or FHLB, for providing collateral on FHLB long-term debt, compared to $72,287,000 of pledged loans at December 31, 2009.

Allowance for Credit Losses

In accordance with GAAP, the allowance for credit losses is maintained at a level believed by management to be adequate to absorb estimated probable loan and lease principal losses. The allowance for credit losses is established through provisions charged against net interest income. The uncollectible principal portion of impaired loans and leases is charged against the allowance for credit losses, and subsequent principal recoveries are credited to the allowance for credit losses.

Management’s evaluation of the adequacy of the allowance is based on UNCB’s past loan and lease loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay (including the timing of future payments), the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions and other relevant qualitative factors. This evaluation is inherently subjective as it requires material estimates including the amounts and timing of future cash flows expected to be received on impaired loans and leases that may be susceptible to significant change.

The allowance for credit losses is evaluated based on an assessment of the losses inherent in the loan and lease portfolio. This assessment results in an allowance that consists of specific, general and unallocated components. The specific component relates to loans and leases that are classified as impaired. For such loans and leases, an allowance is established when (i) the discounted cash flows, or (ii) collateral value, or (iii) observable market price of the impaired loan or lease is lower than the carrying value. The general component covers all other loans and leases, including criticized loans that are not impaired, and is based on historical loss experience adjusted for relevant qualitative factors. Separate qualitative adjustments are made for higher-risk criticized loans that are not impaired. An unallocated component is maintained to cover uncertainties that could affect our estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the loan and lease portfolio.

UNCB continues to monitor closely the loan portfolio, and the underlying borrower financial performance and collateral values, identifying credit concerns and risks, including those resulting from the uncertain and weakened economy. Future adjustments may be necessary to the allowance for credit losses, and consequently the provision for credit losses, if economic conditions or loan credit quality differ substantially from the assumptions management used in the evaluation of the level of the allowance compared to the balance of outstanding loans and leases.

The allowance for credit losses was $5,995,000 at March 31, 2010, compared to $5,858,000 at December 31, 2009. A provision for credit losses of $496,000 was made for the three months ended March 31, 2010, compared to $313,000 for the same period in 2009. The provision for credit losses for the three months ended March 31, 2010, was significantly higher than the provision for credit losses for the three months ended March 31, 2009 (for additional information, refer to the related discussion on “Provision for Credit Losses” on page 25) given the increased credit risks in the loan portfolio, including those resulting from the current weak economy and real estate market. With the higher provision exceeding net loan charge-offs of $359,000 as well as the decrease to the loan and lease portfolio in the first quarter of 2010, the allowance for credit losses increased to 1.80% of loans at March 31, 2010 compared to 1.73% of loans at December 31, 2009. Management believes, based on information then currently available, that the allowance for credit losses as of March 31, 2010, was adequate to meet probable credit losses at that date.

The following table summarizes the changes in the allowance for credit losses for the three months ended March 31, 2010 and 2009 (dollars in thousands):

	Three Months Ended
	March 31,
	2010	2009

Allowance for Credit Losses, Beginning of Period	$5,858	$4,358
Charge-Offs	(360)	(363)
Recoveries	1	11

Net Charge-Offs	(359)	(352)
Addition to Provision for Credit Losses	496	313

Allowance for Credit Losses, End of Period	$5,995	$4,319

Loans and Leases — Average	$338,341	$356,118
Gross Loans and Leases — Actual	$333,028	$356,289
Ratio of Gross Loans and Leases Charged Off to Average Loans and Leases (Annualized)	0.43%	0.41%
Ratio of The Allowance for Credit Losses to Gross Loans and Leases	1.80%	1.21%

Impaired Loans

Other than as described herein, management does not believe there are any significant trends, events or uncertainties that are reasonably expected to have a material impact on our loan and lease portfolio to affect future results of operations, liquidity or capital resources. However, based on known information, management believes that the effects of current and past economic conditions and other unfavorable business conditions may impact certain borrowers’ abilities to comply with their repayment terms and therefore may have an adverse effect on future results of operations, liquidity, or capital resources. Management continues to closely monitor economic and business conditions and the impact on borrowers’ financial strength. For certain loans and leases, management has determined that it is probable that all principal and interest payments due according to the contractual terms of the loan agreements will not be collected. These loans are considered to be impaired as defined by GAAP.

The balance of loans and leases that were considered to be impaired under GAAP was $6,174,000 and $8,715,000, which consisted of eight and ten separate loan and lease relationships to unrelated borrowers, at March 31, 2010 and December 31, 2009, respectively. At March 31, 2010, three of the relationships represented 84% of the total impaired loans and leases of $6,174,000. The decrease in impaired loans and leases from December 31, 2009 to March 31, 2010, primarily resulted from several loans, with a related allowance, that were foreclosed on and transferred into other real estate owned at March 31, 2010 (for additional information, refer to the discussion on “Non-Performing Assets” on page 21). Management continues to diligently monitor and evaluate the impaired loan portfolio, and identify new credit concerns and collectability risks, including those resulting from the current uncertain and weakened economy. The measure of impairment is based primarily on the fair value of collateral securing these loans, which is primarily real estate and equipment.

Impaired Loans With a Related Allowance

We had $3,498,000 and $5,916,000 of impaired loans and leases with a related allowance for credit losses at March 31, 2010 and December 31, 2009, respectively. These consisted of four and five separate loan and lease relationships to unrelated borrowers, with a related allowance for credit losses of $1,199,000 and $1,458,000 at March 31, 2010 and December 31, 2009, respectively. This group of impaired loans and leases has a related allowance due to the probability of the borrower not being able to continue to make principal and interest payments due under the contractual terms of the loan or lease. These loans and leases appear to have insufficient collateral and UNNF’s principal may be at risk; as a result, a related allowance is necessary to cover future probable losses.

Impaired Loans without a Related Allowance

We had $2,676,000 and $2,799,000 of impaired loans and leases without a related allowance at March 31, 2010 and December 31, 2009, respectively. These consisted of four and five separate loan and lease relationships at March 31, 2010 and December 31, 2009, respectively. This group of impaired loans and leases is considered impaired due to the likelihood of the borrower not being able to continue to make principal and interest payments due under the contractual terms of the loan or lease. However, these loans and leases appear to have sufficient collateral and our principal does not appear to be at risk of probable principal losses; as a result, our management believes a related allowance is not necessary.

Substandard Loans and Leases

Under UNCB’s current internal risk rating system, loans and leases with a rating of “substandard” that were performing, and not determined to be impaired, amounted to $30,885,000 and $32,410,000 at March 31, 2010 and December 31, 2009, respectively. Despite these credits not being impaired, management believes these substandard credits reflect increased risks to the loan portfolio, including risks resulting from the current weak economy and real estate markets. Management considered such increased risks in determining the provision for credit losses (refer to the related discussion on “Provision for Credit Losses” on page 25). Management continues to closely monitor the loan portfolio, and the underlying borrower financial performance and collateral values, identifying credit concerns and risks, including those resulting from the current weak economy. Management considers both impaired and these substandard loans to be potential problem loans, and believes that the current persisting and weakened economic conditions may result in additional loans being classified or nonperforming in future periods.

Nonperforming Assets

Nonperforming assets consist of nonperforming loans and leases, OREO, and repossessed assets. The following table provides a summary of nonperforming assets at March 31, 2010 and December 31, 2009 (dollars in thousands):

	March 31,	December 31,
	2010	2009

Nonaccruing Loans	$5,255	$8,034
Accruing Loans — 90 days or more past due	1,236	506

Total Nonperforming Loans and Leases	6,491	8,540
Other Real Estate Owned	8,170	5,383
Repossessed Assets	190	436

Total Nonperforming Assets	$14,851	$14,359

Gross Loans and Leases	$333,028	$339,274
Allowance for Credit Losses	$5,995	$5,858
Nonperforming Loans and Leases as a % of Gross Loans and Leases	1.9%	2.5%
Nonperforming Assets as a % of Total Assets	3.0%	2.9%
Allowance for Credit Losses as a % of Nonperforming Loans and Leases	92%	69%

Nonperforming loans and leases consist of loans and leases that are nonaccruing, and those that are 90 days or more past due. Nonaccruing loans and leases are no longer accruing interest income because of apparent financial difficulties of the borrower. Interest received on nonaccruing loans and leases is recorded as income only after the past due principal is brought current and deemed collectible in full. Total nonperforming loans and leases decreased to $6,491,000, or 1.9%, of gross loans and leases at March 31, 2010, compared to $8,540,000, or 2.5% of gross loans and leases, at December 31, 2009. The decrease in nonperforming loans and leases primarily resulted from several loans being foreclosed on in 2010 and are reported as OREO in the Consolidated Statements of Financial Condition at March 31, 2010. Historically, the percentage of nonperforming loans to gross loans for the five year-end periods ended December 31, 2009, was an average of 1.2%.

OREO includes assets acquired through foreclosure, deed in-lieu of foreclosure, and loans identified as in-substance foreclosures. A loan is classified as an in-substance foreclosure when effective control of the collateral has been taken prior to completion of formal foreclosure proceedings. OREO is held for sale and is recorded at fair value less estimated costs to sell. Costs to maintain OREO and subsequent gains and losses attributable to OREO liquidation are included in the Consolidated Statements of Operations in other income and other expense as realized. No depreciation or amortization expense is recognized. OREO was $8,170,000 and $5,383,000 at March 31, 2010 and December 31, 2009, respectively. The increase was primarily the result of foreclosing on two commercial mortgages in 2010. At March 31, 2010, $7,375,000, or 90% of the total OREO balance, consisted of two commercial properties in Lancaster, Pennsylvania. The remaining $795,000, or 10% of the total OREO balance, was comprised of five smaller commercial and residential properties.

Repossessed assets consist of (i) vehicles and other equipment acquired from lessees, who defaulted on their contractual lease obligation, and (ii) mobile homes where UNCB does not own the underlying real estate. Repossessed assets were $190,000 and $436,000 at March 31, 2010 and December 31, 2009, respectively. The decrease resulted primarily from the write-down of certain repossessed leased assets to fair market value, which amounted to $144,000.

Stockholders’ Equity

Stockholders’ equity increased by $392,000 to $31,728,000 at March 31, 2010, compared to $31,336,000 at December 31, 2009. The increase in stockholders’ equity was primarily the result of other comprehensive income during the period, proceeds received through the Dividend Reinvestment Plan, or DRIP, and increases to retained earnings resulting from year-to-date net income, which was offset by scheduled dividends paid to preferred stockholders.

Our regulatory capital position at March 31, 2010 exceeded the current regulatory required minimums as disclosed below.

Regulatory Capital

Bank regulatory authorities in the United States issue risk-based capital standards. These capital standards relate a bank’s capital to the risk profile of its assets and provide the basis by which all banks are evaluated in terms of its capital adequacy. We and UNCB are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet the minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on our consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, We and UNCB must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require UNCB and us to maintain minimum amounts and ratios of Tier 1 capital to average assets and of total capital (as defined in the regulations) to risk-weighted assets.

As of March 31, 2010 and December 31, 2009, we and UNCB exceeded the current regulatory requirements to be considered a quantitatively “well capitalized” financial institution, i.e. a leverage ratio exceeding 5%, Tier 1 risk-based capital exceeding 6%, and total risk-based capital exceeding 10%.

In addition to the above regulatory capital standards, effective September 30, 2009, the OCC established individual minimum capital requirements for UNCB. For additional information, refer to Note 9 — Enforcement Actions with Bank Regulatory Agencies to the consolidated financial statements included elsewhere in this proxy statement/prospectus. The specific capital requirements established for UNCB were 8% for Tier 1 capital to average total assets, 9.5% for Tier 1 capital to risk-based assets, and 12% for total capital to risk-based assets. At March 31, 2010, UNCB’s measure of Tier I capital to average Total assets was 8.34%, Tier 1 capital to risk-based assets of 10.00% and total capital to risk-based assets of 12.72%. At March 31, 2010, all three ratios exceeded the respective individual minimum capital requirements established by the OCC.

UNNF and UNCB’s regulatory capital levels as of March 31, 2010 and December 31, 2009 were as follows (dollars in thousands):

					To Be Well-Capitalized
			Minimum Required		Under Prompt
			for Capital Adequacy		Corrective
	Actual		Purposes		Action Provisions
	Amount	Ratio	Amount	Ratio(1)	Amount	Ratio

Union National Financial Corporation
March 31, 2010:
Tier 1 (leverage) capital	$42,024	8.52%	$19,733	4.00%	N/A	N/A
Tier 1 risk-based capital	42,024	10.22	16,449	4.00	N/A	N/A
Total risk-based capital	53,669	13.05	32,898	8.00	N/A	N/A
December 31, 2009:
Tier 1 (leverage) capital	$42,036	8.52%	$19,744	4.00%	N/A	N/A
Tier 1 risk-based capital	42,036	9.93	16,929	4.00	N/A	N/A
Total risk-based capital	53,825	12.72	33,858	8.00	N/A	N/A
Union National Community Bank
March 31, 2010:
Tier 1 (leverage) capital	$41,004	8.34%	$19,671	4.00%	$24,589	5.00%
Tier 1 risk-based capital	41,004	10.00	16,400	4.00	24,599	6.00
Total risk-based capital	52,141	12.72	32,799	8.00	40,999	10.00
December 31, 2009:
Tier 1 (leverage) capital	$40,910	8.31%	$19,686	4.00%	$24,608	5.00%
Tier 1 risk-based capital	40,910	9.69	16,881	4.00	25,322	6.00
Total risk-based capital	52,194	12.37	33,762	8.00	42,203	10.00

(1)	The OCC requires UNCB to meet higher individual minimum capital ratios effective September 30, 2009. For additional information, refer to Note 9 — Enforcement Actions with Bank Regulatory Agencies included elsewhere in this proxy statement/prospectus.

Included in Tier 1 regulatory capital of UNNF is $10,507,000 of trust capital securities issued through our UNCT I and UNCT II subsidiaries. The balance of these trust capital securities, $493,000, is included in our Tier 2 regulatory capital. In addition, included in Tier 2 regulatory capital of UNCB and UNNF is $6,000,000 of junior subordinated debentures issued by UNCB. These securities would become callable if the FRB makes a determination that trust capital securities can no longer be considered in regulatory capital.

Regulatory capital requirements may be increased in the future. We will closely monitor and evaluate its capital position as the regulatory capital environment changes, and if regulatory capital requirements are changed.

Restrictions

Banking regulations limit the amount of investments, loans, extensions of credit and advances UNCB can make to us at any time to 10% of UNCB’s total regulatory capital. At March 31, 2010, this limitation amounted to approximately $5,214,000. These regulations also require any such investment, loan, extension of credit or advance to be secured by securities having a market value in excess of the amount thereof.

UNCB is subject to certain restrictions in connection with the payment of dividends. National banking laws require the approval of the OCC if the total of all dividends declared by a national bank in any calendar year exceeds the net profits of UNCB for that year (as defined) combined with UNCB’s retained net operating results for the preceding two calendar years. Under this formula, UNCB’s retained net operating results for the preceding two calendar years was ($189,000). As a result, in 2010, UNCB may declare dividends to UNNF in an amount equal to the net profits of UNCB in 2010 less $189,000, up to the date of any such dividend declaration. UNCB’s net income for the three months ended March 31, 2010 was $94,000, restricting UNCB from declaring or making any dividend payment to us at March 31, 2010.

On January 28, 2010, we entered into an informal Memorandum of Understanding, or MOU, with the Federal Reserve Bank of Philadelphia, or the Philadelphia FRB. The MOU, which is not a “written agreement” for purposes of Section 8 of the Federal Deposit Insurance Act, requires, among other things, us to seek prior approval by the Philadelphia FRB before we (i) declare or pay dividends to shareholders, (ii) distribute interest, principal or other sums on UNCT I and UNCT II junior subordinated debentures, and (iii) incur, increase or guarantee any additional debt. Subsequent to March 31, 2010, the Philadelphia FRB did approve the quarterly interest payments for the second quarter of 2010 on the UNCT I and UNCT II junior subordinated debentures and the preferred stock dividend payments.

Results of Operations For The Three Months Ended March 31, 2010 and 2009

Overview

We reported a net loss available to common stockholders of ($15,000) or a basic and diluted loss per share of ($0.01) for the first quarter of 2010, compared to a net loss available to common stockholders of ($509,000) or a basic and diluted loss per share of ($0.19) for the same period in 2009. The year-over-year first quarter results improved primarily due to an increased net interest margin for the first quarter of 2010, compared to the same period in 2009, and the first quarter of 2010 not having any impairment charges on investment securities similar to those that occurred in the first quarter 2009.

Our net interest income as adjusted for tax-exempt financial instruments increased $363,000, or 12%, to $3,296,000 for the first quarter of 2010, compared to $2,933,000 for the same period in 2009. The cost of interest-bearing deposits decreased to 1.92% for the first quarter of 2010, compared to 2.65% for same period in 2009, which significantly improved the taxable-equivalent net interest margin percentage to 2.96% for the first quarter of 2010, compared to 2.58% for same period in 2009.

The operating results for the first quarter of 2009 reflected $839,000 in other-than-temporary investment impairment charges related to three pooled trust preferred debt securities that were downgraded to below-investment-grade in 2009. These other-than-temporary investment impairment charges were offset by $411,000 of realized net gains on the sale of investment securities during the first quarter of 2009, resulting in $428,000 of net investment losses. For the first quarter of 2010, gains of $77,000 were realized on the sale of investment securities and UNCB incurred no additional other-than-temporary impairment charges.

The discussion that follows further explains the changes in the components of the operating results when comparing the three months ended March 31, 2010 to the same period in 2009.

Net Interest Income

Net interest income, our primary source of revenue, is the amount by which interest income on loans and investments exceeds interest incurred on deposits and borrowings. The amount of net interest income is affected by changes in interest rates and by changes in the volume and mix of interest-sensitive assets and liabilities. Net interest income and corresponding yields are presented in the discussion and analysis below on a taxable-equivalent basis. Income from tax-exempt assets, primarily loans to or securities issued by state and local governments, is adjusted by an amount equivalent to the federal income taxes which would have been paid if the income received on these assets was taxable at the statutory rate of 34%.

Although the effective interest rate impact on earning assets and funding sources can be reasonably estimated at current interest rate levels, the options selected by customers, and the future mix of the loan, investment and deposit products in UNCB’s portfolios, may significantly change the estimates used in the simulation models. In addition, our net interest income may be impacted by further interest rate actions of the FRB and movements in the London Interbank Offered Rate, or LIBOR, upon which certain variable rate loans are priced.

Net interest income as adjusted for tax-exempt financial instruments was $3,296,000 for the three months ended March 31, 2010, compared to $2,933,000 for the same period in 2009. The yield on interest-earning assets decreased by 39 basis points to 4.99% for the first quarter of 2010, compared to 5.38% for the same period in 2009. The interest rate paid on average interest-bearing liabilities decreased by 80 basis points to 2.27% for the first quarter of 2010, compared to 3.07% for the same period in 2009. The decrease in the interest rate paid on average interest-bearing liabilities more than offset the decrease in the yield on interest-earning assets, which resulted in a higher net interest margin for the first quarter of 2010, compared to the same period in 2009. The taxable-equivalent net interest margin percentage for the first quarter of 2010 was 2.96%, compared to 2.58% for the same period in 2009.

Interest and fees on loans and leases on a taxable-equivalent basis decreased by $385,000, or 7%, to $5,047,000 for the three months ended March 31, 2010, compared to $5,432,000 for the same period in 2009. The average yield decreased by 14 basis points to 6.05% for the first quarter of 2010, compared to 6.19% for the same period in 2009. The variable rate structure of many of UNNF’s loans reduced the overall yield due to the persistent low market interest rates. The average balance of loans and leases decreased by $17,777,000 for the first quarter of 2010, compared to the same period in 2009 due to reduced loan demand from creditworthy borrowers, the impact of nearly $10 million of loan participations sold for capital and risk management purposes in the third quarter of 2009, and the impact of approximately $8 million of loans that were foreclosed on and transferred to OREO since December 2009. The decrease in interest and fees on loans and leases primarily resulted from the decrease in loans outstanding.

Interest and dividends earned on investment securities on a taxable-equivalent basis decreased by $191,000, or 30%, to $438,000 for the three months ended March 31, 2010, compared to $629,000 for the same period in 2009. The decrease in interest and dividends earned on investment securities primarily resulted from a decrease in the average balance of investment securities, which decreased by $10,638,000 for the first quarter of 2010, compared to the same period in 2009. A lack of income from impaired and non-accruing investments, and reduced yields on re-invested proceeds from investment maturities and sales, also contributed to lower investment interest income for the first quarter of 2010. As a result, the average yield decreased by 66 basis points to 3.12% for the first quarter of 2010, compared to 3.78% for the same period in 2009.

Interest expense on deposits decreased by $621,000, or 27%, to $1,681,000 for the three months ended March 31, 2010, compared to $2,302,000 for the same period in 2009. The decrease in interest expense on deposits was primarily driven by a decrease of 73 basis points in average rate paid on deposits. The average rate paid on deposits was 1.92% for the first quarter of 2010, compared to 2.65% for the same period in 2009.

Interest expense on long-term debt decreased by $252,000, or 39%, to $393,000 for the three months ended March 31, 2010, compared to $645,000 for the same period in 2009. We continued to take measures to reduce our cost of borrowings, prepaying $2,500,000 and $17,000,000 of higher-cost long-term debt in the first quarter of 2010 and for the full year of 2009, respectively, which resulted in a $18,917,000 decrease in the average balance of long-term debt for the first quarter of 2010, compared to the same period in 2009.

Provision for Credit Losses

The provision for credit losses is an expense charged against net interest income to provide for estimated losses attributable to uncollectible loans and leases. The provision is based on management’s analysis of the adequacy of the allowance for credit losses. The provision for credit losses was $496,000 for the three months ended March 31, 2010, compared to $313,000 for the same period in 2009. The increased provision was the result of increased credit risk related to the loan portfolio at March 31, 2010, compared to March 31, 2009 (refer to the related discussions on the “Allowance for Credit Losses” on page 18 and “Substandard Loans and Leases” on page 20). Management continues to closely monitor the loan portfolio and the adequacy of the allowance for credit loss reserve considering underlying borrower financial performance and collateral values, and increasing credit risks. Future adjustments may be necessary to the provision for credit losses, and consequently the allowance for credit losses, if economic conditions or loan credit quality differ substantially from the assumptions we used in making our evaluation of the level of the allowance for credit losses compared to the balance of outstanding loans and leases.

Non-Interest Income

Non-interest income increased by $561,000, or 91%, to $1,180,000 for the three months ended March 31, 2010, compared to $619,000 for the same period in 2009. Increases (decreases) in the components of non-interest income when comparing the three months ended March 31, 2010 to the same period in 2009, are as follows (in thousands):

	Three Months Ended March 31,		Increase
Non-Interest Income	2010	2009	(Decrease)

Service Charges on Deposit Accounts	$458	$473	$(15)
Other Service Charges, Commissions, Fees	288	267	21
Alternative Investment Sales Commissions	167	110	57
Income from Fiduciary Activities	47	46	1
Earnings from Bank-Owned Life Insurance	102	108	(6)
Other Income	41	43	(2)
Net Gain on Sale of Investment Securities	77	411	(334)
Other-than-temporary Impairments (“OTTI”) of Securities	—	(839)	839
Portion of OTTI Recognized in Other Comprehensive Income	—	—	—

Net OTTI Losses on Securities	—	(839)	839

Total Non-Interest Income	$1,180	$619	$561

A significant portion of the $561,000 increase in non-interest income was related to investment securities activities. The operating results for the first quarter of 2009 reflected $839,000 in other-than-temporary investment impairment charges related to three pooled trust preferred debt securities that were downgraded to below-investment-grade in 2009. These other-than-temporary investment impairment charges were offset by $411,000 of realized net gains on the sale of investment securities during the first quarter of 2009, resulting in $428,000 of net investment losses. For the first quarter of 2010, gains of $77,000 were realized on the sale of investment securities and UNCB incurred no additional other-than-temporary impairment charges.

Non-Interest Expense

Non-interest expense was $4,022,000 for the three months ended March 31, 2010, compared to $4,014,000 for the same period in 2009. Increases (decreases) in the components of non-interest expense when comparing the three months ended March 31, 2010, to the same period in 2009, are as follows (in thousands):

	Three Months Ended March 31,		Increase
Non-Interest Expense	2010	2009	(Decrease)

Salaries, Wages, and Employee Benefits	$1,798	$1,946	$(148)
Net Occupancy	462	478	(16)
Data and ATM Processing	406	404	2
Professional Fees and Regulatory Assessments	206	257	(51)
Furniture and Equipment	218	246	(28)
FDIC Insurance	228	120	108
Pennsylvania Shares Tax	95	89	6
Advertising and Marketing	38	67	(29)
Supplies and Postage	60	74	(14)
Other Expense	511	333	178

Total Non-Interest Expense	$4,022	$4,014	$8

The discussion that follows explains the significant changes in the components of non-interest expense when comparing the three months ended March 31, 2010 to the same period in 2009.

Salaries, wages and employee benefits decreased by $148,000 for the three months ended March 31, 2010, compared to the same period in 2009. The decrease was related to positions that were eliminated in the first quarter of 2009, savings in health care costs due to UNCB’s beneficial participation in a healthcare consortium and savings from the suspension of our 401-K match which began during the second quarter of 2009 and remained suspended through March 31, 2010.

Due to recent changes in deposit premium assessments by the FDIC, FDIC insurance assessments amounted to $228,000 for the three months ended March 31, 2010, representing a $108,000 or 90% increase over the three months ended March 31, 2009. The increase in FDIC insurance premiums was primarily the result of increased base assessment rates, as determined by the FDIC.

The increase in other expense was primarily the result of several repossessed assets being written-down by $144,000 to fair market value. These repossessed assets consisted of vehicles acquired from lessees, who defaulted on their contractual lease obligations, and the write-downs reflect recent significant market devaluations for the types of assets held as repossessed by UNCB. In addition, during the three months ended March 31, 2010, UNCB prepaid $2,500,000 of FHLB advances to further de-leverage UNCB and reduce current and future borrowing costs. In conjunction with the prepayments, UNCB incurred $89,000 of prepayment penalties, which also contributed to the increase in other expense for the three months ended March 31, 2010. UNCB did not prepay any FHLB advances in the first quarter of 2009, and therefore, did not incur any prepayment penalties for the three months ended March 31, 2009.

Income Taxes

An income tax benefit of $82,000 and $328,000 was recorded for the three months ended March 31, 2010 and 2009, respectively. For both of these periods, the benefit resulted from tax-exempt earnings as well as from a pre-tax loss. Generally, our effective tax rate is below the statutory rate due to tax-exempt earnings on loans, investments, and bank-owned life insurance, and the impact of tax credits. The realization of deferred tax assets is dependent upon future earnings. Management anticipates that future earnings will be adequate to fully utilize deferred tax assets.

Liquidity

Our objective is to maintain adequate liquidity to meet funding needs at a reasonable cost and to provide contingency plans to meet unanticipated funding needs or a loss of funding sources, while minimizing interest rate risk. Adequate liquidity provides resources for credit needs of borrowers, for depositor withdrawals and for funding corporate operations. Sources of liquidity are as follows:

•	A growing core retail deposit base;

•	Proceeds from the sale or maturity of investment securities;

•	Payments received on loans and mortgage-backed securities; and,

•	Overnight correspondent bank borrowings credit lines, and borrowing capacity available from the FRB.

Management believes that UNCB’s core deposits remain fairly stable. Liquidity and funds management is governed by policies and measured on a daily basis, with supplementary weekly and monthly analyses. These measurements indicate that liquidity generally remains stable and exceeds our minimum defined levels of adequacy. Other than the trends of continued competitive pressures and volatile interest rates, there are no known demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, liquidity increasing or decreasing in any material way.

Off-Balance Sheet Commitments

In the normal course of business, we are party to financial instruments with off-balance sheet risk to meet the financing needs of our customers. These financial instruments include commitments to extend credit and standby letters of credit. Total commitments to extend credit amounted to $106,597,000 at March 31, 2010 compared to $110,791,000 at December 31, 2009. Total standby letters of credit amounted to $5,725,000 at March 31, 2010 compared to $6,199,000 at December 31, 2009.

In addition, in the normal course of business operations, we routinely enter into contracts for services. These contracts may require payment for services to be provided in the future and may also contain penalty clauses for the early termination of the contracts. In January 2007, the contract with our core data processor was renegotiated, resulting in a new maturity date of November 2013. Any early termination will require the payment of a substantial penalty. For the three months ended March 31, 2010, there has been no material change in contracts for services since this contract was renegotiated.

Regulatory Matters

From time to time, various types of federal and state legislation have been proposed that could result in additional regulation of, and restrictions on, our and UNCB’s business. As a consequence of the extensive regulation of commercial banking activities in the United States, our and UNCB’s business is particularly susceptible to being affected by federal and state legislation and regulations that may increase the cost of doing business. Also, we are susceptible to changes in tax law that may increase the cost of doing business or impact our ability to realize the value of deferred tax assets. Further, our business is affected by the state of the financial services industry in general. Please refer to Note 9 — Enforcement Actions with Bank Regulatory Agencies to the consolidated financial statements included elsewhere in this proxy statement/prospectus for a discussion on specific regulatory matters impacting us.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Overview

Management’s discussion and analysis represents an overview of the financial condition and results of operations, and highlights the significant changes in the financial condition and results of operations, as presented in our accompanying consolidated financial statements. Our consolidated financial condition and results of operations consist primarily of UNCB’s financial condition and results of operations. We established our trust subsidiaries, UNNF Capital Trust I, or UNCT I, and UNNF Capital Trust II, or UNCT II, for the purpose of issuing $11.0 million of trust capital securities during 2003 and 2004. Refer to Note 16 — Residential Mortgage Business Venture to the consolidated financial statements included elsewhere in this proxy statement/prospectus for information about our former subsidiaries Home Team Financial, LLC and TA of Lancaster, LLC.

Financial Condition

Total assets increased by $4,535,000 or 1% to $489,644,000 at December 31, 2009 from $485,109,000 at December 31, 2008. The increase was primarily the result of strong retail deposit generation, which further strengthened UNNF’s liquidity position. The proceeds received from the deposit growth were used to pay down high cost long-term debt and to purchase short-term investments. Total deposits grew by $21,188,000 or 6% to $404,765,000 at December 31, 2009 from $383,577,000 at December 31, 2008.

Investment Securities

Investment securities were $60,546,000 at December 31, 2009 compared to $64,289,000 at December 31, 2008. All of our investment securities were classified as available for sale at December 31, 2009 and 2008. Investment securities classified as available for sale are marketable equity securities, and those debt securities that we intend to hold for an undefined period of time, but not necessarily to maturity. In addition to the investment portfolio generating interest income, it serves other primary financial management functions such as an ultimate source of liquidity and a tool to manage interest rate risk. In order to support these functions, the entire investment securities portfolio has been designated as being available for sale. Any decision to sell an available-for-sale investment security would be based on various factors, including significant movements in interest rates, changes in maturity mix of assets and liabilities, liquidity needs, regulatory capital considerations, changes in the creditworthiness of the issuing entity, changes in investment strategy and portfolio mix, and other similar factors. Changes in unrealized gains or losses on available-for-sale investment securities, net of taxes, are recorded as other comprehensive (loss) income, a component of stockholders’ equity.

At December 31, 2009, there were no significant concentrations of investments (greater than 10% of stockholders’ equity) in any individual investment security issue. The investment securities portfolio included $53,394,000 or 88% of U.S. agency mortgage-backed securities at December 31, 2009.

The following is a summary of available-for-sale investment securities recorded at fair value as of December 31, 2009, 2008 and 2007 (in thousands):

	At December 31,
	2009	2008	2007

U.S. Agency Mortgage-Backed Securities	$53,394	$56,250	$19,572
Private Issuer Mortgage-Backed Securities	2,638	3,219	6,658
Obligations of U.S. Government Agencies	—	3,396	43,086
Obligations of State and Political Subdivisions	3,815	—	—
Corporate Debt Securities	631	1,218	4,413
Equity Securities	68	206	447

Total	$60,546	$64,289	$74,176

The following table presents the stated maturities of investment securities at fair value and the weighted-average yields as of December 31, 2009. Yields are shown on a taxable-equivalent basis, assuming a 34% federal income tax rate (dollars in thousands).

	Within	1-5	5-10	After	No Stated
	1 Year	Years	Years	10 Years	Maturity		Total	Yield

U.S. Agency Mortgage-Backed Securities(1)	$—	$—	$—	$53,394	$—		$53,394	4.31%
Private Issuer Mortgage-Backed Securities	—	—	—	2,638	—		2,638	—
Obligations of State and Political Subdivisions	—	—	—	3,815	—		3,815	5.89
Corporate Debt Securities	—	—	—	631	—		631	—
Equity Securities(2)	—	—	—	—	68		68	2.67

Total Securities	$—	$—	$—	$60,478	$68		$60,546	4.18%

Yield	—%	—%	—%	4.18%	2.67	%(2)	4.18%

(1)	It is anticipated that the mortgage-backed securities will be repaid prior to their contractual maturity dates. The yield for these securities is impacted by normal amortization and estimated prepayments based on current market interest rates.

(2)	The yield on the equity securities assumes the same dividend payout ratio as in 2009.

The realized rate of return on average investment securities, including net investment securities gains (losses) and OTTI charges was 3.39% and 3.12% for the years ended December 31, 2009 and 2008,

respectively. The following table presents the realized rate of return on average investment securities by investment category for the years ended December 31, 2009 and 2008 (dollars in thousands).

	Year Ended December 31, 2009
		Tax-	Net
		Equivalent	Realized
	Average	Interest and	Gain on	OTTI	Total
	Balance	Dividends	Sale	Charge	Return	Yield

U.S. Agency and Treasury Holdings	$58,661	$1,551	$1,749	$—	$3,300	5.63%
Private Issuer MBS and Corporate Securities	3,834	131	—	(1,504)	(1,373)	(35.81)
All Other Securities	5,766	294	92	—	386	6.69

Total	$68,261	$1,976	$1,841	$(1,504)	$2,313	3.39%

	Year Ended December 31, 2008
			Net
		Tax-	Realized
		Equivalent	Gain
	Average	Interest and	(Loss)	OTTI	Total
	Balance	Dividends	on Sale	Charge	Return	Yield

U.S. Agency and Treasury Holdings	$62,675	$2,904	$256	$—	$3,160	5.04%
Private Issuer MBS and Corporate Securities	6,627	305	(52)	(1,290)	(1,037)	(15.65)
All Other Securities	316	—	48	—	48	15.19

Total	$69,618	$3,209	$252	$(1,290)	$2,171	3.12%

The total expected cash flows from investment securities, including estimated prepayments and expected call options, is $8,349,000 for 2010, which represents approximately 14% of the investment securities portfolio as of December 31, 2009. The estimated amount of expected cash flows from investment securities will vary significantly with changes in market interest rates. For example, an increase in interest rates will decrease the level of prepayments received on mortgage-backed securities. The factors affecting the investment securities portfolio are included in our net interest income simulation model, which is discussed in the section “Market Risk — Interest Rate Risk” on page 52.

Certain types of mortgage-backed and asset-backed securities are purchased to better position the investment securities portfolio for a subsequent increase or decrease in interest rates, as aligned with our interest rate risk position. These investment securities may be purchased at premiums or discounts, with short, mid, or long-term average expected lives or maturities. Overall yields on these investment securities will increase or decrease based on changes in prepayment speeds and subsequent cash flow reinvestments.

Investment security purchases and sales generally occur to manage UNCB’s liquidity requirements, pledging requirements, interest rate risk, and to enhance net interest margin. The investment securities portfolio is evaluated regularly for possible opportunities to increase earnings through potential sales or portfolio repositioning. In 2009, proceeds of $197,637,000 were received on sales, and $1,841,000 was recognized in net gains, while $233,313,000 of investment securities were purchased during the year. Investment securities of $57,209,000 and $59,646,000 were pledged to secure public, trust, and government deposits and for other purposes at December 31, 2009 and 2008, respectively.

In addition to the credit risk present in the loan portfolio, we also have credit risk associated with our investment security holdings. Based on recent national economic trends and other factors, the private issuer mortgage-backed securities and corporate debt securities credit ratings as published by national statistical rating organizations are being monitored closely.

As of December 31, 2009 and 2008, investment securities consisted of the following (in thousands):

	December 31,
	2009	2008

Market Value of Debt Securities	$60,478	$64,083
Market Value of Equity Securities	68	206

Total Market Value of Investment Securities	$60,546	$64,289

Debt securities include mortgage-backed securities, obligations of state and political subdivisions, obligations of U.S. Government agencies and corporate securities. At December 31, 2009, there were twenty-seven debt securities with unrealized losses of $585,000 that amounted to 1.3% of their amortized cost, compared to December 31, 2008, when there were twenty-three debt securities with unrealized losses of $607,000 that amounted to 3.2% of their amortized cost. Management believes that the unrealized losses reflect temporary declines primarily due to changes in interest rates subsequent to the acquisition of specific securities. These temporary declines have been provided for in other comprehensive (loss) income.

Equity securities held are comprised primarily of common stock holdings in other financial institutions. The market values include net unrealized losses of $11,000 at December 31, 2009, compared to net unrealized losses of $63,000 at December 31, 2008. In 2009, proceeds of $119,000 were received on equity sales, and $38,000 was recognized in net losses.

As of December 31, 2009, $13,000 of the fair value of the total investment securities portfolio was measured using Level 1 inputs as defined by fair value measurement and disclosure guidance, $57,264,000 or 95% of the fair value of total investment securities was measured using Level 2 inputs, and $3,269,000 or 5% of the fair value of total investment securities was measured using Level 3 inputs. For additional information, refer to Note 20 — Fair Value Measurement of Assets and Liabilities and Fair Value of Financial Instruments to the consolidated financial statements included elsewhere in this proxy statement/prospectus.

The fair value of Level 3 investment securities decreased to $3,269,000 at December 31, 2009, compared to $4,437,000 at December 31, 2008. Of the decrease in value, $1,504,000 was related to impairment charges that were included in the Consolidated Statements of Operations and $733,000 was related to principal and interest payments received (net of accretion) and fully applied to principal, offset by $1,069,000 of net unrealized gains (with a corresponding after-tax increase to stockholders’ equity of $706,000 recorded as other comprehensive income).

In order to determine whether unrealized losses in the fair value of investment securities are OTTI, management regularly reviews the entire portfolio of investment securities for possible impairment, analyzing factors including but not limited to the underlying creditworthiness of the issuing organization, the length of time for which the fair value of the investment securities has been less than cost, and independent analysts’ opinions about circumstances that could affect the performance of the investment securities. In assessing potential OTTI for debt securities, other considerations include (i) whether management intends to sell the security, or (ii) if it is more likely than not that management will be required to sell the security before recovery, or (iii) if management does not expect to recover the entire amortized cost basis. In assessing potential OTTI for equity securities, consideration is given to management’s intention and ability to hold the securities until recovery of any unrealized losses.

As of December 31, 2009, we maintain five investment securities with recorded impairments. The fair value of the five impaired investments was $3,269,000 as of December 31, 2009, compared to an original amortized cost of $8,950,000. All principal and interest payments received on impaired investment securities are fully applied to principal.

ASC Topic 320, “Investments — Debt and Equity Securities” provides a list of factors that a reporting entity should evaluate to determine whether there has been a significant decrease in the volume and level of activity for the asset or liability in relation to normal market activity for the asset or liability. When the reporting entity concludes there has been a significant decrease in the volume and level of activity for the asset or liability, further analysis of the information from that market is needed and significant adjustments to the related prices may be necessary to estimate fair value in accordance with fair value measurement and disclosure guidance. Further, fair value measurement and disclosure guidance clarifies that when there has been a significant decrease in the volume and level of activity for the asset or liability, some transactions may not be orderly, and UNNF must evaluate the weight of evidence to determine whether the transactions are orderly. The guidance provides a list of circumstances that may indicate that a transaction is not orderly. A transaction price that is not associated with an orderly transaction is given little, if any, weight when estimating fair value.

As discussed in Note 20 — Fair Value Measurement of Assets and Liabilities and Fair Value of Financial Instruments to the consolidated financial statements included elsewhere in this proxy statement/prospectus, the fair value of debt investment securities was determined by calculating the net present value of the expected future cash flows of each security, with qualitative risk-adjusted discounting for potential credit risks and nonperformance in the underlying issuers, and market sector illiquidity concerns. Under ASC Topic 320, “Investments — Debt and Equity Securities” when an active market for a security does not exist, the use of management estimates that incorporate current market participant expectations of future cash flows, and include appropriate risk premiums, is acceptable. Management’s judgment was that, as of December 31, 2009, the facts and circumstances indicated significant illiquidity and an inactive market for these types of investments when other relevant observable inputs were not available; therefore, expected cash flows were a reasonable basis in determining the fair value of the corporate investment securities. Prior to September 30, 2008, management used other observable inputs to determine the fair value of the corporate investment securities including broker indicated prices and quoted prices in limited trading activity of the issuances.

During 2009, four of UNCB’s five private-issuer securities were downgraded to below investment grade. The fifth private-issuer security was downgraded to below-investment-grade in December 2008. Accordingly, UNCB recorded $1,504,000 of other-than-temporary impairment charges in 2009 including (i) $859,000 related to three pooled trust-preferred debt securities supported primarily by obligations from other banks, and (ii) $645,000 related to a mortgage-backed security not guaranteed by the U.S. government. Management determined that, due to severe illiquidity and distress in the financial markets, the unrealized declines in the value of these investments were other-than-temporary, requiring the write-down. For the securities with impairment charges recorded, interest income payments received subsequent to impairment are fully applied to principal further reducing the amortized cost of these investments. For additional information, refer to Note 3 — Investment Securities Available for Sale to the consolidated financial statements included elsewhere in this proxy statement/prospectus.

Management determined that further impairments as of December 31, 2009 were not warranted on these five securities based upon the following considerations:

•	The financial condition and near-term prospects of the issuers reflect only one probable default, which was fully considered when determining the other-than-temporary impairment of the respective security.

•	Four of the five impaired investment securities were current, as of December 31, 2009, for scheduled investment interest payments, and principal repayments for the two private issuer mortgage-backed securities have occurred regularly since issuance. Based upon the information reviewed by management in preparing the financial statements, the financial condition and near-term prospects of the issuers do not reflect any specific events which may have influenced the operations of the issuers, such as changes in technology or a discontinuance of a business segment that may have further impaired the earnings potential of the investments.

•	The securities experienced very limited trading activity during the last 12 months being in a market sector with a high degree of illiquidity and dislocation; therefore, determining fair value based upon discounted cash flows is considered reasonable.

•	Management does not intend to sell the securities, and it is not likely that management will be required to sell the securities before recovery, and though management does not expect to recover the amortized cost of the securities, management expects to hold the securities until a reasonable recovery towards the current carrying value.

Loans and Leases, Credit Quality and Credit Risk

Loans include leases that meet the criteria for direct financing leases. Loans and lease financing receivables may, throughout Management’s Discussion and Analysis, together be referred to as “loans.” Loans and leases were $339,274,000 at December 31, 2009, compared to $358,280,000 at December 31, 2008. Loans and leases decreased by $19,006,000 from December 31, 2008 to December 31, 2009 due to (i) reduced loan demand from creditworthy borrowers, and (ii) the impact of nearly $10 million of loan participations sold for capital and risk management purposes.

At December 31, 2009, there were no loan or lease concentrations over 10% of total gross loans and leases to any one category or borrower. However, loans secured by real estate constitute 83% of UNCB’s loan and lease portfolio; consequently, the quality of these loans is affected by the region’s economy and real estate market.

For the most recent five years, loans and leases were composed of the following (in thousands):

	December 31,
	2009	2008	2007	2006	2005

Real Estate Mortgages:
First and Second Residential	$112,535	$127,636	$137,724	$130,395	$124,344
Commercial and Industrial	120,610	121,619	115,630	105,158	94,016
Construction and Land Development	21,970	24,757	29,427	23,634	10,618
Agricultural	28,099	27,485	24,839	24,133	23,488
Commercial and Industrial	37,410	35,061	28,741	27,226	20,291
Consumer (Net of Unearned Income)	5,854	7,172	7,832	7,893	8,159
Agricultural	4,464	3,588	4,341	3,733	3,300
Political Subdivisions	5,764	6,553	8,993	9,803	11,029
Lease Financing Receivables (Net of Unearned Income)	1,929	3,792	6,078	8,339	3,707
Other	639	617	732	799	1,261

Total Loans and Leases (Net of Unearned Income)	$339,274	$358,280	$364,337	$341,113	$300,213

Total loans and leases with variable-rate pricing amounted to $225,434,000 at December 31, 2009, and $235,635,000 at December 31, 2008. Loan maturities and interest sensitivity of total loans, excluding residential real estate mortgages, leases, and consumer loans at December 31, 2009, are as follows (in thousands):

	Years to Maturity*
	Within	1-5	Over 5
	1 Year	Years	Years	Total

Commercial, Agricultural and Other	$33,040	$42,899	$121,047	$196,986
Construction and Land Development	17,704	1,777	2,489	21,970

Total	$50,744	$44,676	$123,536	$218,956

Fixed Rate Loans	$5,932	$32,957	$7,828	$46,717
Variable Rate Loans	44,812	11,719	115,708	172,239

Total	$50,744	$44,676	$123,536	$218,956

*	Due to interest rate levels, economic conditions and other relevant factors, it is anticipated that there will be loans repaid prior to their contractual maturity dates.

Management continues to focus lending on creditworthy consumers and businesses, with necessary consideration given to increased credit risks posed by the weak economy and the housing market. The economy and housing market, and increased unemployment, has affected some of our borrowers, resulting in an increase in nonperforming loans and credit losses.

Allowance for Credit Losses.  In accordance with GAAP, the allowance for credit losses is maintained at a level believed by management to be adequate to absorb estimated probable loan and lease principal losses. The allowance for credit losses is established through provisions charged against net interest income. The uncollectible principal portion of impaired loans and leases is charged against the allowance for credit losses, and subsequent principal recoveries are credited to the allowance for credit losses.

Management’s evaluation of the adequacy of the allowance is based on UNCB’s past loan and lease loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay (including the timing of future payments), the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions and other relevant qualitative factors. This evaluation is inherently subjective as it requires material estimates including the amounts and timing of future cash flows expected to be received on impaired loans and leases that may be susceptible to significant change.

The allowance for credit losses is evaluated based on an assessment of the losses inherent in the loan and lease portfolio. This assessment results in an allowance that consists of specific, general and unallocated components. The specific component relates to loans and leases that are classified as impaired. For such loans and leases, an allowance is established when (i) the discounted cash flows, or (ii) collateral value, or (iii) observable market price of the impaired loan or lease is lower than the carrying value. The general component covers all other loans and leases, including criticized loans that are not impaired, and is based on historical loss experience adjusted for relevant qualitative factors. Separate qualitative adjustments are made for higher-risk criticized loans that are not impaired. An unallocated component is maintained to cover uncertainties that could affect our estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the loan and lease portfolio.

UNNF continues to closely monitor the loan portfolio, and the underlying borrower financial performance and collateral values, identifying credit concerns and risks, including those resulting from the current weak economy. Future adjustments may be necessary to the allowance for credit losses, and consequently the provision for credit losses, if economic conditions or loan credit quality differ substantially from the assumptions management used in the evaluation of the level of the allowance compared to the balance of outstanding loans and leases. The allowance for credit losses was $5,858,000 at December 31, 2009, compared to $4,358,000 at December 31, 2008. The provision for credit losses for the year ended December 31, 2009, was significantly higher than the provision for credit losses for the year ended December 31, 2008 (for additional information, refer to the related discussion on “Provision for Credit Losses” on page 48) given the increased credit risks in the loan portfolio, including those resulting from the current weak economy and real estate markets, and due to loan charge-offs being significantly higher for the year ended December 31, 2009, compared to the same period in 2008. A provision for credit losses of $2,627,000 was made for 2009. With the higher provision exceeding net loan charge-offs of $1,127,000, the allowance for credit losses increased to 1.73% of loans at December 31, 2009 compared to 1.22% of loans at December 31, 2008. Management believes, based on information then currently available, that the allowance for credit losses as of December 31, 2009 of $5,858,000 was adequate to meet potential credit losses at that date.

The following table is a five year summary of the changes in the allowance for credit losses (dollars in thousands):

	2009	2008	2007	2006	2005

Allowance for Credit Losses, Beginning of Year	$4,358	$3,675	$3,070	$2,675	$2,288
Charge-Offs:
Real Estate	(11)	—	—	(11)	(150)
Consumer	(152)	(155)	(111)	(43)	(77)
Commercial, Industrial and Agricultural(1)	(1,026)	(209)	(526)	(285)	(100)

Total Charge-Offs	(1,189)	(364)	(637)	(339)	(327)
Recoveries:
Real Estate	—	—	—	5	5
Consumer	10	14	3	14	9
Commercial, Industrial and Agricultural	52	6	2	43	19

Total Recoveries	62	20	5	62	33

Net Loans and Leases Charged-Off	(1,127)	(344)	(632)	(277)	(294)
Addition to Provision for Credit Losses	2,627	1,027	1,237	672	681

Allowance for Credit Losses, End of Year	$5,858	$4,358	$3,675	$3,070	$2,675

Loans and Leases — Average	$350,307	$369,554	$357,795	$318,251	$280,245
Gross Loans and Leases — Actual	$339,274	$358,280	$364,337	$341,113	$300,213
Ratio of Gross Loans and Leases Charged Off to Average Loans and Leases	0.34%	0.10%	0.18%	0.11%	0.12%
Ratio of Allowance for Credit Losses to Gross Loans and Leases	1.73%	1.22%	1.01%	0.90%	0.89%

(1)	Included in commercial loans were $93,000, $163,000 and $38,000 of charge-offs in direct lease financing receivables in 2009, 2008 and 2007, respectively. There were no financing lease charge-offs in 2006 and 2005. There were no recoveries of financing leases in any of the periods presented.

The specific allocation in any particular category may be reallocated in the future to reflect current conditions. Accordingly, management considers the entire allowance to be available to absorb losses in any category. The following table sets forth an allocation of the allowance for credit losses by loan category (dollars in thousands):

		Percentage
		Mix of Total
	Allowance	Loans and
	Amount	Leases

December 31, 2009:
Commercial, Industrial and Agricultural	$5,306	71%
Lease Financing Receivables	91	1
Real Estate — Residential Mortgages	22	5
Consumer	399	23
Unallocated	40	—

Total Allowance for Credit Losses	$5,858	100%

December 31, 2008:
Commercial, Industrial and Agricultural	$3,066	71%
Lease Financing Receivables	155	1
Real Estate — Residential Mortgages	102	5
Consumer	991	23
Unallocated	44	—

Total Allowance for Credit Losses	$4,358	100%

December 31, 2007:
Commercial, Industrial and Agricultural	$2,776	58%
Lease Financing Receivables	152	2
Real Estate — Residential Mortgages	375	38
Consumer	243	2
Unallocated	129	—

Total Allowance for Credit Losses	$3,675	100%

December 31, 2006:
Commercial, Industrial and Agricultural	$2,228	58%
Lease Financing Receivables	63	2
Real Estate — Residential Mortgages	469	38
Consumer	92	2
Unallocated	218	—

Total Allowance for Credit Losses	$3,070	100%

December 31, 2005:
Commercial, Industrial and Agricultural	$1,778	55%
Lease Financing Receivables	25	1
Real Estate — Residential Mortgages	379	41
Consumer	135	3
Unallocated	358	—

Total Allowance for Credit Losses	$2,675	100%

Impaired Loans.  Other than as described herein, management does not believe there are any trends, events or uncertainties that are reasonably expected to have a material impact on our loan and lease portfolio to affect future results of operations, liquidity or capital resources. However, based on known information, management believes that the effects of current and past economic conditions and other unfavorable business conditions may impact certain borrowers’ abilities to comply with their repayment terms and therefore may have an adverse effect on future results of operations, liquidity, or capital resources. Management continues to closely monitor economic and business conditions and the impact on borrowers’ financial strength. For certain loans and leases, management has determined that it is probable that all principal and interest payments due according to the contractual terms of the loan agreements will not be collected. These loans are considered to be impaired as defined by GAAP.

The balance of loans and leases that were considered to be impaired under GAAP was $8,715,000 and $9,360,000, which consisted of 10 and 16 loan and lease relationships to unrelated borrowers, at December 31, 2009 and 2008, respectively. At December 31, 2009, four of the relationships represented 90% of the total impaired loans and leases of $8,715,000. The decrease in impaired loans and leases during 2009 was primarily the result of loan pay-offs through the loan workout process as well as charge-offs during the year. Management continues to diligently monitor and evaluate the existing portfolio, and identify credit concerns and risks, including those resulting from the current weak economy and real estate market. The measure of impairment is based primarily on the fair value of collateral securing these loans, which is primarily real estate and equipment.

Impaired Loans with a Related Allowance.  We had $5,916,000 and $5,058,000 of impaired loans and leases with a related allowance for credit losses at December 31, 2009 and 2008, respectively. These consisted of five and eight loan and lease relationships to unrelated borrowers, with a related allowance for credit losses of $1,458,000 and $1,499,000 at December 31, 2009 and 2008, respectively. This group of impaired loans and leases has a related allowance due to the probability of the borrower not being able to continue to make principal and interest payments due under the contractual terms of the loan or lease. These loans and leases appear to have insufficient collateral and UNNF’s principal may be at risk; as a result, a related allowance is necessary to cover future potential losses.

Impaired Loans without a Related Allowance.  We had $2,799,000 and $4,302,000 of impaired loans and leases without a related allowance at December 31, 2009 and 2008, respectively. These consisted of five and eight loan and lease relationships to unrelated borrowers at December 31, 2009 and 2008, respectively. This group of impaired loans and leases is considered impaired due to the likelihood of the borrower not being able to continue to make principal and interest payments due under the contractual terms of the loan or lease. In addition, these loans and leases appear to have sufficient collateral and UNNF’s principal does not appear to be at risk; as a result, management believes a related allowance is not necessary.

Substandard Loans and Leases.  Under UNCB’s current internal risk rating system, loans and leases with a rating of “substandard” that were performing, and not determined to be impaired amounted to $32,410,000 and $7,826,000 at December 31, 2009 and 2008, respectively. Despite these credits not being impaired, management believes these substandard credits reflect increased risks to the loan portfolio, including risks resulting from the current weak economy and real estate markets, and considered such increased risks in determining the provision for credit losses (refer to the related discussion on “Provision for Credit Losses” on page 48). Management continues to closely monitor the loan portfolio, and the underlying borrower financial performance and collateral values, identifying credit concerns and risks, including those resulting from the current weak economy. Management considers both impaired and these substandard loans to be potential problem loans, and believes that the current economic conditions may result in additional loans being classified or nonperforming throughout 2010.

Nonperforming Assets.  Nonperforming assets consist of nonperforming loans and leases, other real estate owned, and repossessed assets. The following table provides a five-year summary of nonperforming assets (dollars in thousands):

	December 31,
	2009	2008	2007	2006	2005

Nonaccruing Loans	$8,034	$3,271	$2,919	$2,280	$1,814
Accruing Loans — 90 days or more past due	506	1,685	120	253	298

Total Nonperforming Loans and Leases	8,540	4,956	3,039	2,533	2,112
Other Real Estate Owned	5,383	—	—	—	—
Repossessed Assets	436	479	156	358	214

Total Nonperforming Assets	$14,359	$5,435	$3,195	$2,891	$2,326

Gross Loans and Leases	$339,274	$358,280	$364,337	$341,113	$300,213
Allowance for Credit Losses	$5,858	$4,358	$3,675	$3,070	$2,675
Nonperforming Loans and Leases as a % of Gross Loans and Leases	2.5%	1.4%	0.8%	0.7%	0.7%
Nonperforming Assets as a % of Total Assets	2.9%	1.1%	0.6%	0.6%	0.5%
Allowance for Credit Losses as a % of Nonperforming Loans and Leases	69%	88%	121%	121%	127%

Nonperforming loans and leases consist of loans and leases that are nonaccruing, and those that are 90 days or more past due. Nonaccruing loans and leases are no longer accruing interest income because of apparent financial difficulties of the borrower. Interest received on nonaccruing loans and leases is recorded as income only after the past due principal is brought current and deemed collectible in full. If nonaccrual loans and leases had been current and in accordance with their original terms, gross interest income of approximately $417,000, $151,000 and $203,000 would have been recorded on such loans and leases for the years ended December 31, 2009, 2008 and 2007, respectively. There was no interest income recognized on nonaccruing loans and leases for the years ended December 31, 2009, 2008 and 2007. Total nonperforming loans and leases increased to $8,540,000, or 2.5%, of gross loans and leases at December 31, 2009, compared to $4,956,000, or 1.4% of gross loans and leases, at December 31, 2008. Management specifically evaluated the loans and leases that became nonperforming in 2009, and determined that most were well-secured by collateral, not warranting a proportional increase to the allowance for credit losses. Historically, the percentage of nonperforming loans to gross loans for the five-year period ending December 31, 2009, was an average of 1.2%. There were no transactions deemed to be troubled debt restructurings during 2009.

OREO includes assets acquired through foreclosure, deed in-lieu of foreclosure, and loans identified as in-substance foreclosures. A loan is classified as an in-substance foreclosure, when effective control of the collateral has been taken prior to completion of formal foreclosure proceedings. OREO is held for sale and is recorded at fair value less estimated costs to sell. Costs to maintain OREO and subsequent gains and losses attributable to OREO liquidation are included in the Consolidated Statements of Operations in other income and other expense as realized. No depreciation or amortization expense is recognized. At December 31, 2009, we had $5,383,000 of OREO comprised primarily of a facility in Lancaster, PA housing a non-profit music school. At December 31, 2008, UNNF had no OREO.

Repossessed assets consist of (i) vehicles and other equipment acquired from lessees, who defaulted on their contractual lease obligation, and (ii) mobile homes where UNCB does not own the real estate. We had repossessed assets of $436,000 and $479,000 at December 31, 2009 and 2008, respectively.

Stockholders’ Equity

Stockholders’ equity increased by $542,000 to $31,336,000 at December 31, 2009, compared to $30,794,000 at December 31, 2008. The increase in stockholders’ equity was the result of $1,218,000 of proceeds received (net of costs) on a preferred stock private placement offering and $68,000 of proceeds received through the DRIP offset by decreases to retained earnings resulting from a net loss for the year and a decrease in accumulated other comprehensive income (loss) for the year.

The ratio of average stockholders’ equity to average assets, which measures the adequacy of capital, was 6.29% for 2009 compared to 6.15% for 2008. The increase in this ratio was primarily the result of an increase in stockholders’ equity resulting from the preferred stock private placement offering. We did not pay a dividend in 2009 and our board of directors believed it prudent for UNCB to fully maintain its strong, well-capitalized position in these uncertain economic times. Therefore, the decision was made not to pay dividends to stockholders in 2009 and 2008.

We maintain a DRIP for record holders of common stock to provide a convenient method of investing cash dividends payable upon their common stock and to provide participants with the opportunity to make voluntary cash payments, to purchase additional common stock shares at a 10% discount to the fair market value of the shares on the effective purchase date as defined by the DRIP. In 2009, eligible shareholders made voluntary cash payments totaling $68,000, which were used to purchase 20,840 common shares.

Regulatory Capital.  Bank regulatory authorities in the United States issue risk-based capital standards. These capital standards relate a bank’s capital to the risk profile of its assets and provide the basis by which all banks are evaluated in terms of its capital adequacy. We and UNCB are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet the minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on our consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, we and UNCB must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require us and UNCB to maintain minimum amounts and ratios of Tier 1 capital to average assets and of total capital (as defined in the regulations) to risk-weighted assets.

As of December 31, 2009 and 2008, we and UNCB exceeded the current regulatory requirements to be considered a quantitatively “well capitalized” financial institution, i.e. a leverage ratio exceeding 5%, Tier 1 risk-based capital exceeding 6%, and total risk-based capital exceeding 10%.

In addition to the above requirements, effective September 30, 2009, the OCC established individual minimum capital requirements for UNCB. For additional information, refer to Note 18 — Enforcement Actions with Bank Regulatory Agencies to the consolidated financial statements included elsewhere in this proxy statement/prospectus. The specific capital requirements established for UNCB were 8% for Tier 1 capital to average total assets, 9.5% for Tier 1 capital to risk-based assets, and 12% for total capital to risk-based assets. At December 31, 2009, UNCB’s measure of Tier I capital to average Total assets was 8.31%, Tier 1 capital to risk-based assets of 9.69% and total capital to risk-based assets of 12.37%. At December 31, 2009, all three ratios exceeded the respective individual minimum capital requirements established by the OCC.

Included in our Tier 1 capital is $10,510,000 of trust capital securities issued through our the UNCT I and UNCT II subsidiaries. The balance of these trust capital securities, $490,000, is included in our Tier 2 regulatory capital. In addition, included in our and UNCB’s regulatory capital is $6,000,000 of junior subordinated debentures issued by UNCB. These securities would become callable if the Federal Reserve makes a determination that trust capital securities can no longer be considered in regulatory capital.

Regulatory capital requirements may be increased in the future. We will closely monitor and evaluate our capital position as the regulatory capital environment changes, and if regulatory capital requirements are changed.

Restrictions.  Banking regulations limit the amount of investments, loans, extensions of credit and advances UNCB can make to UNNF at any time to 10% of UNCB’s total regulatory capital. At December 31, 2009, this limitation amounted to approximately $5,219,000. These regulations also require any such investment, loan, extension of credit or advance to be secured by securities having a market value in excess of the amount thereof.

UNCB is subject to certain restrictions in connection with the payment of dividends. National banking laws require the approval of the Office of the Comptroller of the Currency if the total of all dividends declared by a national bank in any calendar year exceeds the net profits of UNCB for that year (as defined) combined with UNCB’s retained net operating results for the preceding two calendar years. Under this formula, UNCB’s retained net operating results for the preceding two calendar years was ($189,000). In 2010, UNCB may declare dividends to the parent company, UNNF, an amount equal to the net profits of UNCB in 2010 less $189,000, up to the date of any such dividend declaration.

In addition, on January 28, 2010, we entered into an informal MOU with the FRB of Philadelphia. The MOU, which is not a “written agreement” for purposes of Section 8 of the Federal Deposit Insurance Act, requires us, among other things, to seek prior approval by the FRB before we (i) declare or pay dividends to shareholders, (ii) distribute interest, principal or other sums on UNCT I and UNCT II junior subordinated debentures, and (iii) incur, increase or guarantee any additional debt. Subsequent to December 31, 2009, the FRB did approve the quarterly interest payments for the first quarter of 2010 on the UNCT I and UNCT II junior subordinated debentures and the preferred stock dividend payments.

Results of Operations

Summary of Performance — 2009 Compared to 2008

Overview

We reported a net loss of ($715,000) for the year ended December 31, 2009, compared to net income of $444,000 for the year ended December 31, 2008. Basic and diluted losses per share for 2009 were ($0.26), compared to basic and diluted earnings per common share of $0.17 for 2008. Operating results for 2009 were significantly reduced by (i) certain non-routine expenses, (ii) net interest margin compression, and (iii) an increased provision for credit losses, which are discussed in more detail below.

(i) Non-routine expenses for the year ended December 31, 2009, included $237,000 related to the FDIC’s special assessment on deposit-insured institutions, $536,000 of penalties on the prepayment of FHLB debt, and $1,504,000 of OTTI charges primarily related to private-issuer mortgage-backed securities and pooled trust-preferred debt securities that were downgraded to below-investment-grade. The OTTI charges were more than offset by $1,841,000 of net realized gains on the sale of primarily U.S. Government guaranteed securities that had temporarily appreciated at certain periods during 2009.

(ii) Reduced earning asset yields in the low interest rate environment, while borrowing costs remained at higher fixed rates, resulted in a lower net interest margin in 2009 versus 2008. The variable rate structure of many of the our loans reduced overall yield due to the persistent low market interest rates. As a result, interest and fees on loans and leases declined by 12% when comparing the year ended December 31, 2009 to the same period in 2008. A decrease in loans outstanding also contributed to the decline in interest income generated from loans and leases. Outstanding loans decreased by $19 million from December 31, 2008 to December 31, 2009 due to (i) reduced loan demand from creditworthy borrowers, and (ii) the impact of nearly $10 million of loan participations sold for capital and risk management purposes. The lack of income from impaired and non-accruing investments, and reduced yields on re-invested proceeds from investment maturities and sales, contributed to lower investment interest income in 2009. We continued to take measures to reduce its cost of funds, prepaying $17 million of higher-cost long-term debt with the FHLB during 2009, as well as prepaying an additional $2.5 million subsequent to December 31, 2009. The taxable-equivalent net interest margin percentage for 2009 was 2.73%, compared to 3.28% for 2008.

(iii) Nonperforming loans and leases increased to 2.52% of total loans and leases at December 31, 2009, compared to 1.38% at December 31, 2008. The increasing trend in nonperforming loans is attributable primarily to stressed cash flows among certain commercial borrowers due largely to the weak economy and real estate market. We continue to closely monitor the loan portfolio and the adequacy of the loan loss reserve by regularly evaluating borrower financial performance and underlying collateral values. Accordingly, a significant provision for credit losses of $2,627,000 was made for the year ended December 31, 2009, compared to $1,027,000 for the year ended December 31, 2008. With the higher provision exceeding net loan charge-offs of $1,127,000 for 2009, compared to $344,000 in 2008, the allowance for credit losses increased to 1.73% of loans at December 31, 2009, compared to 1.22% of loans at December 31, 2008.

Net Interest Income

Net interest income, our primary source of revenue, is the amount by which interest income on loans and investments exceeds interest incurred on deposits and borrowings. The amount of net interest income is affected by changes in interest rates and by changes in the volume and mix of interest-sensitive assets and liabilities. Net interest income and corresponding yields are presented in the discussion and analysis below on a taxable-equivalent basis. Income from tax-exempt assets, primarily loans to or securities issued by state and local governments, is adjusted by an amount equivalent to the federal income taxes which would have been paid if the income received on these assets was taxable at the statutory rate of 34%.

Although the effective interest rate impact on earning assets and funding sources can be reasonably estimated at current interest rate levels, the options selected by customers, and the future mix of the loan, investment and deposit products in UNCB’s portfolios, may significantly change the estimates used in the simulation models. In addition, our net interest income may be impacted by further interest rate actions of the Federal Reserve Bank.

Net interest income as adjusted for tax-exempt financial instruments was $12,715,000 for the year ended December 31, 2009, compared to $14,817,000 for the year ended December 31, 2008. The yield on interest-earning assets decreased by 113 basis points to 5.15% for 2009, compared to 6.28% for 2008. The interest rate paid on average interest-bearing liabilities decreased by 63 basis points to 2.69% for 2009, compared to 3.32% for 2008. Reduced earning asset yields in the low interest rate environment, while borrowing costs remained at higher fixed rates, resulted in a lower net interest margin in 2009 versus 2008. The taxable-equivalent net interest margin percentage for 2009 was 2.73%, compared to 3.28% for 2008.

Interest and fees on loans and leases on a taxable-equivalent basis decreased by $3,063,000, or by 12%, to $21,754,000 for the year ended December 31, 2009, compared to $24,817,000 for the year ended December 31, 2008. The average yield decreased by 51 basis points to 6.21% for 2009, compared to 6.72% for 2008. The variable rate structure of many of our loans reduced overall yield due to the persistent low market interest rates and a decrease in loans outstanding also contributed to the decline in interest income generated from loans and leases. The average balance of loans and leases decreased by $19,247,000 in 2009, compared to 2008 due to reduced loan demand from creditworthy borrowers, and the impact of nearly $10 million of loan participations sold for capital and risk management purposes.

Interest and dividends earned on investment securities on a taxable-equivalent basis decreased by $1,233,000, or by 38%, to $1,976,000 for the year ended December 31, 2009, compared to $3,209,000 for the year ended December 31, 2008. The lack of income from impaired and non-accruing investments, and reduced yields on re-invested proceeds from investment maturities and sales, contributed to lower investment interest income in 2009. As a result, the average yield decreased by 172 basis points to 2.89% for 2009, compared to 4.61% for 2008.

Interest expense on deposits decreased by $1,076,000, or by 11%, to $8,394,000 for the year ended December 31, 2009, compared to $9,470,000 for the year ended December 31, 2008. A decrease in average rate of 56 basis points to 2.32% for 2009, compared to 2.88% for 2008 more than offset additional interest expense from a $32,843,000 increase in the average balance of deposits.

Interest expense on long-term debt decreased by $741,000, or by 27%, to $2,054,000 for the year ended December 31, 2009, compared to $2,795,000 for the year ended December 31, 2008. During 2009, we continued to take measures to reduce our cost of funds, prepaying $17,000,000 of higher-cost long-term debt with the FHLB, which resulted in a $14,115,000 decrease in the average balance of long-term debt for 2009, compared to 2008.

Distribution of Assets, Liabilities and Stockholders’ Equity

The table below provides average asset and liability balances and the corresponding interest income and expense along with the average interest yields (assets) and interest rates (liabilities) for the years 2009, 2008 and 2007. Interest income and the average interest yields are presented on a taxable-equivalent basis (dollars in thousands).

	Years Ended December 31,
	2009			2008			2007
	Average		Yield/	Average		Yield/	Average		Yield/
	Balance	Interest	Rate	Balance	Interest	Rate	Balance	Interest	Rate

Assets
Interest-Earning Cash in Other Banks	$27,233	$70	0.26%	$165	$6	3.64%	$197	$10	5.08%
Interest-Earning Time Deposits in Other Banks	9,622	143	1.49	1,077	36	3.34	—	—	—
Federal Funds Sold	7,010	18	0.26	8,503	214	2.52	9,363	459	4.90
Investment Securities:(a)
Taxable	64,060	1,734	2.71	69,618	3,209	4.61	65,255	3,358	5.15
Tax-Exempt(c)	4,201	242	5.76	—	—	—	8,334	610	7.32
Loans and Leases(b),(c),(d)	350,307	21,754	6.21	369,554	24,817	6.72	357,795	27,092	7.57
Restricted Investment in Bank Stocks	3,705	40	1.08	3,365	114	3.39	3,950	290	7.34

Total Earning Assets	466,138	24,001	5.15%	452,282	28,396	6.28%	444,894	31,819	7.15%
Allowance for Credit Losses	(4,529)			(3,798)			(3,363)
Non Interest-Earning Assets	40,664			40,234			38,870

Total Assets	$502,273			$488,718			$480,401

Liabilities and Stockholders’ Equity
Interest-Bearing Liabilities:
Interest-Bearing Demand Deposits	$133,525	$1,458	1.09%	$127,128	$1,988	1.56%	$120,637	$3,174	2.63%
Savings Deposits	23,607	64	0.27	23,589	66	0.28	25,367	77	0.30
Brokered Deposits	10,845	508	4.68	14,381	828	5.76	25,211	1,262	5.01
Other Time Deposits	193,218	6,364	3.29	163,254	6,588	4.04	134,142	6,277	4.68

Total Deposits	361,195	8,394	2.32	328,352	9,470	2.88	305,357	10,790	3.53
Short-Term Borrowings	—	—	—	9,090	210	2.31	6,025	299	4.96
Long-Term Debt	40,386	2,054	5.09	54,501	2,795	5.13	72,586	3,652	5.03
Junior Subordinated Debentures	17,341	838	4.83	17,341	1,104	6.37	17,341	1,268	7.31

Total Interest-Bearing Liabilities	418,922	11,286	2.69%	409,284	13,579	3.32%	401,309	16,009	3.99%

Non-Interest Bearing Liabilities:
Demand Deposits	48,310			46,342			46,393
Other Liabilities	3,439			3,045			3,634
Stockholders’ Equity	31,602			30,047			29,065

Total Stockholder’s Equity	$502,273			$488,718			$480,401

Net Interest Income/Spread		$12,715	2.46%		$14,817	2.96%		$15,810	3.16%

Net Interest Margin			2.73%			3.28%			3.55%

(a)	Balances reflect amortized historical cost for available-for-sale securities. The related average unrealized holding gain or loss on securities is included in other non interest-earning assets.

(b)	Balances of nonaccrual loans and related income recognized have been included for computational purposes.

(c)	Tax-exempt income included in loans and securities has been adjusted to a taxable-equivalent basis using an incremental rate of 34%.

(d)	Includes loan fees of $481,000 for the year ended December 31, 2009, $798,000 for the year ended December 31, 2008, and $771,000 for the year ended December 31, 2007.

Rate/Volume Analysis of Net Interest Income

The table below shows changes attributable to the volume and rate components of net interest income on a taxable equivalent basis (in thousands):

	2009 Compared to 2008			2008 Compared to 2007
	Increase (Decrease) Due to			Increase (Decrease) Due to
	Volume(a)	Rate(a)	Total	Volume(a)	Rate(a)	Total

Interest Earning Assets:
Interest Bearing Deposits in Other Banks	$984	$(920)	$64	$(2)	$(2)	$(4)
Interest Bearing Time Deposits in Other Banks	286	(179)	107	36	—	36
Federal Funds Sold	(38)	(158)	(196)	(42)	(203)	(245)
Investment Securities:
Taxable	(256)	(1,219)	(1,475)	226	(375)	(149)
Tax-Exempt(c)	—	242	242	(610)	—	(610)
Loans and Leases — Net(b),(c)	(1,293)	(1,770)	(3,063)	878	(3,153)	(2,275)
Restricted Investment in Bank Stocks	12	(86)	(74)	(43)	(133)	(176)

Total Earning Assets	(305)	(4,090)	(4,395)	443	(3,866)	(3,423)
Interest-Bearing Liabilities:
Interest-Bearing Demand Deposits	100	(630)	(530)	172	(1,358)	(1,186)
Savings Deposits	—	(2)	(2)	(5)	(6)	(11)
Brokered Deposits	(204)	(116)	(320)	(541)	107	(434)
Other Time Deposits	1,209	(1,433)	(224)	1,375	(1,064)	311

Total Deposits	1,105	(2,181)	(1,076)	1,001	(2,321)	(1,320)
Short-Term Borrowings	(210)	—	(210)	152	(241)	(89)
Long-Term Debt	(741)	—	(741)	(905)	48	(857)
Junior Subordinated Debentures	—	(266)	(266)	—	(164)	(164)

Total Interest-Bearing Liabilities	154	(2,447)	(2,293)	248	(2,678)	(2,430)

Net Interest Income	$(459)	$(1,643)	$(2,102)	$195	$(1,188)	$(993)

(a)	The change in interest due to both volume and rate has been allocated individually to the change in volume and rate on a proportional basis.

(b)	The balance of nonaccrual loans and related income recognized have been included for computational purposes.

(c)	Tax-exempt income included in loans and securities has been adjusted to a taxable-equivalent basis using an incremental rate of 34%.

Provision for Credit Losses

The provision for credit losses is an expense charged against net interest income to provide for estimated losses attributable to uncollectible loans and leases. The provision is based on management’s analysis of the adequacy of the allowance for credit losses. The provision for credit losses was $2,627,000 for the year ended December 31, 2009, compared to $1,027,000 for the same period in 2008. The increased provision was the result of increased credit risk related to additional substandard rated credits at December 31, 2009, compared to December 31, 2008 (refer to the related discussion on “Substandard Loans and Leases” on page 37) and an increase in loans charged-off during 2009 compared to the same period in 2008. Management continues to closely monitor the loan portfolio and the adequacy of the allowance for credit loss reserve considering underlying borrower financial performance and collateral values, and increasing credit risks. Future adjustments may be necessary to the provision for credit losses, and consequently the allowance for credit losses, if economic conditions or loan credit quality differ substantially from the assumptions we used in making our evaluation of the level of the allowance for credit losses compared to the balance of outstanding loans and leases (refer to the related discussion on “Allowance for Credit Losses” on page 34).

Non-Interest Income

Non-interest income increased by $1,568,000, or by 41%, to $5,375,000 for the year ended December 31, 2009, compared to $3,807,000 for the same period in 2008. Increases (decreases) in the components of non-interest income when comparing the year ended December 31, 2009 to 2008 are as follows (in thousands):

	Year Ended December 31,		Increase
Non-Interest Income	2009	2008	(Decrease)

Service Charges on Deposit Accounts	$2,158	$1,950	$208
Other Service Charges, Commissions, Fees	1,154	1,091	63
Alternative Investment Sales Commissions	662	814	(152)
Income from Fiduciary Activities	180	309	(129)
Earnings from Bank-Owned Life Insurance	431	439	(8)
Mortgage Banking/Brokerage Activities	112	56	56
Other Income	341	186	155
Net Gain on Sale of Investment Securities	1,841	252	1,589
Less: Impairment Charge on Investment Securities	(1,504)	(1,290)	(214)

Net Investment Securities Gains (Losses)	337	(1,038)	1,375

Total Non-Interest Income	$5,375	$3,807	$1,568

A significant portion of the increase in non-interest income was related to net investment securities gains. Realized gains on the sale of investment securities were $1,841,000 for the year ended December 31, 2009, compared to $252,000 for the same period in 2008. These investment sales activities related to continued repositioning of the investment portfolio to a lower-risk profile that more effectively supports liquidity, capital, and interest rate risk management, while providing realized gains to offset the impact of investment securities impairment charges. Other-than-temporary investment impairment charges of $1,504,000 were recognized during the year ended December 31, 2009, related to investment securities that were downgraded to below investment grade. Other-than-temporary investment impairment charges of $1,290,000 were recognized during the year ended December 31, 2008. The total impairment charges for the year ended December 31, 2009 of $1,504,000 were more than offset by realized net gains on the sale of investment securities of $1,841,000.

The increase in other income was the result of a $279,000 insurance settlement against losses from loans which were fraudulently or otherwise improperly made by one former employee. The settlement provided for substantial reimbursement of a one-time charge of $370,000 which was recorded and previously disclosed in 2008 related to the irregular activity. Subsequent to December 31, 2009, we received an additional $7,000 as final settlement and legal restitution from the former employee. This was offset by $96,000 of income generated from a cash bailment agreement on a network of ATM machines in 2008. This agreement was terminated during the first quarter of 2008 and previously provided transaction fee income. Accordingly, operating results for the year ended December 31, 2009, did not reflect any income generated from this agreement, whereas, the operating results for the same period in 2008 reflected income for the first quarter of 2008.

The increase in service charges on deposit accounts was the result of an increase in deposits, which grew by 6% since December 31, 2008. The overall growth in deposits resulted in increased fee income as well as an operational change in the posting of transactions, which impacted net overdraft fee income. The decrease in alternative investment sales commissions was primarily the result of a turbulent investment market and a weak economy, which negatively impacted growth and sales opportunities. The decrease associated with income from fiduciary activities was primarily the result of fewer estate fees.

Non-Interest Expense

For the year ended December 31, 2009, non-interest expense decreased by $381,000, or by 2%, compared to the year ended December 31, 2008. Increases (decreases) in the components of non-interest expense when comparing the year ended December 31, 2009 to 2008 are as follows (in thousands):

	Year Ended December 31,		Increase
Non-Interest Expense	2009	2008	(Decrease)

Salaries, Wages, and Employee Benefits	$7,033	$7,676	$(643)
Net Occupancy	1,724	1,818	(94)
Data and ATM Processing	1,681	1,641	40
Professional Fees and Regulatory Assessments	1,160	1,036	124
Furniture and Equipment	935	1,017	(82)
FDIC Insurance	1,128	404	724
Pennsylvania Shares Tax	297	273	24
Advertising and Marketing	211	412	(201)
Supplies and Postage	367	401	(34)
Other Expense	2,201	2,440	(239)

Total Non-Interest Expense	$16,737	$17,118	$(381)

UNNF has focused on lowering core operating costs and creating efficiencies in a difficult economy, when income growth is challenging, by exploring cost cutting initiatives. The discussion that follows explains the changes in the components of non-interest expense when comparing the year ended December 31, 2009 to the same period in 2008.

Salaries, wages and employee benefits decreased by $643,000 for the year ended December 31, 2009 compared to the same period in 2008. The decrease was related to positions that were eliminated in the fourth quarter of 2008 and the first quarter of 2009, savings in health care costs, and savings from the elimination of the company 401-K match during the second quarter of 2009.

The increase in professional fees and regulatory assessments was related to an increase in audit fees and legal expenses. We use a third party vendor to perform the internal audit function. During 2008, we were in the process of switching third party vendors to a new relationship. As a result, professional fees and regulatory assessments did not include a full years worth of expenses associated with internal audit services for the year ended December 31, 2008, whereas, the year ended December 31, 2009, included internal audit expenses for the full year. Legal expenses increased primarily due to a third party vendor utilized to help mitigate problem loans, which have become more prevalent primarily due to stressed cash flows among certain commercial borrowers resulting from the weak economy and real estate market.

Due to recent changes and assessments by the FDIC, FDIC insurance assessments amounted to $1,128,000 for the entire year of 2009, representing a $724,000 or 179% increase over the entire year of 2008. The increase in FDIC insurance premiums is the direct result of increased base assessment rates and an emergency special assessment, as determined by the FDIC. The FDIC Board adopted an interim rule imposing an emergency special assessment on the industry on June 30, 2009. Our emergency special assessment amounted to $237,000. The interim rule would also permit the FDIC Board to impose another similar emergency special assessment after June 30, 2009, if necessary, to maintain public confidence in federal deposit insurance. On November 12, 2009, the FDIC board of directors voted to require insured depository institutions to prepay, on December 30, 2009, their estimated quarterly risk-based assessments for the fourth quarter of 2009 and for all of 2010, 2011, and 2012 (see related discussion on “Federal Deposit Insurance Corporation Activity” on page 57).

For the year ended December 31, 2009, the decrease in advertising and marketing expense was part of operating more efficiently in a difficult economy.

The decrease in other expense included a decrease in employee related expenses such as training, travel, seminars, and staff recruitment and a decrease in the expense paid for coffee in UNCB’s gold café branches. In addition, in 2009, UNCB continued with certain cost-reducing de-leveraging activities by using funds from low-interest earning assets and low-interest cost short-term borrowings to pay down higher interest cost long-term debt. During the year ended December 31, 2009 and 2008, UNCB prepaid $17,000,000 and $18,482,000 of FHLB advances, respectively. In conjunction with the prepayments, UNCB incurred $536,000 and $72,000 of prepayment penalties for the years ended December 31, 2009 and 2008, respectively, which were included in other non-interest expense. The year ended December 31, 2008 included a loss of $370,000 related to certain fraudulent loans made by a former employee.

Income Taxes

For the year ended December 31, 2009, an income tax benefit was recorded for $802,000, which primarily resulted from a pre-tax loss, compared to an income tax benefit of $188,000 for the same period in 2008. Generally, our effective tax rate is below the statutory rate due to tax-exempt earnings on loans, investments, and bank-owned life insurance, and the impact of tax credits. In accordance with ASC Topic 740, “Income Taxes”, no adjustments have been recorded for unrecognized income tax benefits for the periods ended December 31, 2009 and 2008. The realization of deferred tax assets is dependent on future earnings. Management anticipates that future earnings will be adequate to fully utilize deferred tax assets.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Overview

We reported net income of $444,000 for the year ended December 31, 2008, compared to net income of $312,000 for the year ended December 31, 2007. Basic and diluted earnings per share for 2008 were $0.17, compared to basic and diluted earnings per share of $0.12 for 2007. The discussion that follows further explains the changes in the components of net income when comparing the year ended December 31, 2008, to the year ended December 31, 2007.

Net Interest Income

Net interest income as adjusted for tax-exempt financial instruments was $14,817,000 for the year ended December 31, 2008, compared to $15,810,000 for the year ended December 31, 2007. The yield on interest-earning assets decreased by 87 basis points to 6.28% for 2008, compared to 7.15% for 2007. The interest rate paid on average interest-bearing liabilities decreased by 67 basis points to 3.32% for 2008, compared to 3.99% for 2007. With the decline in interest rates, including the market prime rate decreasing 4% through 2008, our interest rates on interest-earning assets re-priced lower and more quickly than interest-bearing liabilities, resulting in a lower net interest margin in 2008 versus 2007. The taxable-equivalent net interest margin for 2008 was 3.28%, compared to 3.55% for 2007.

Interest and fees on loans and leases decreased by $2,275,000 to $24,817,000 for the year ended December 31, 2008, compared to $27,092,000 for the year ended December 31, 2007. A decrease in average yield of 85 basis points due to interest rate cuts during the year more than offset additional earnings from a $11,759,000 increase in the average balance of loans and leases from 2007 to 2008.

Interest and dividends earned on investment securities decreased by $759,000 to $3,209,000 for the year ended December 31, 2008, compared to $3,968,000 for the year ended December 31, 2007. A decrease in the average yield of 78 basis points due to both market rate reductions and generally lower risk investments, coupled with a $3,971,000 decrease in the average balance of investment securities, resulted in less interest earned on investment securities in comparison to 2007.

Interest expense on deposits decreased by $1,320,000 to $9,470,000 for the year ended December 31, 2008, compared to $10,790,000 for the year ended December 31, 2007. A decrease in average rate of 65 basis points due to interest rate cuts in the past year more than offset additional interest expense from a $22,995,000 increase in the average balance of deposits. UNNF’s average rate on interest-bearing deposits was 2.88% for 2008 compared to 3.53% for 2007.

Interest expense on long-term debt was $2,795,000 for the year ended December 31, 2008, compared to $3,652,000 for the year ended December 31, 2007. The $857,000 decrease was primarily the result of an $18,085,000 decrease in the average balance of long-term debt. In 2008, UNNF continued with certain cost-reducing de-leveraging activities by using funds from low-interest earning assets and low-interest cost short-term borrowings to pay down higher interest cost long-term debt. As a result, UNCB prepaid a total of $18,482,000 of FHLB long-term advances, reducing total FHLB long-term borrowings outstanding to $50,334,000 at December 31, 2008, compared to $68,816,000 at December 31, 2007.

Provision for Credit Losses

The provision for credit losses is an expense charged to earnings to provide for estimated losses attributable to uncollectible loans and leases. The provision is based on our analysis of the adequacy of the allowance for credit losses. The provision for credit losses was $1,027,000 for the year ended December 31, 2008, compared to $1,237,000 for the year ended December 31, 2007. Future adjustments may be necessary to the provision for credit losses, and consequently the allowance for credit losses, if economic conditions or loan credit quality differ substantially from the assumptions we used in making our evaluation of the level of the allowance for credit losses compared to the balance of outstanding loans and leases. See additional discussion in the section “Allowance for Credit Losses” on page 34.

Non-Interest Income

For the year ended December 31, 2008, non-interest income decreased by $2,702,000 or 42% compared to the year ended December 31, 2007. Increases (decreases) in the components of non-interest income when comparing the year ended December 31, 2008 to 2007 are as follows (in thousands):

	Year Ended December 31,		Increase
Non-Interest Income	2008	2007	(Decrease)

Service Charges on Deposit Accounts	$1,950	$1,864	$86
Other Service Charges, Commissions, Fees	1,091	1,059	32
Alternative Investment Sales Commissions	814	845	(31)
Income from Fiduciary Activities	309	347	(38)
Earnings from Bank-Owned Life Insurance	439	426	13
Mortgage Banking/Brokerage Activities	56	2,000	(1,944)
Title Insurance/Settlement Income	—	317	(317)
Other Income	186	362	(176)
Net Gain on Sale of Investment Securities	252	89	163
Less: Impairment Charge on Investment Securities	(1,290)	(800)	(490)

Net Investment Securities Gains (Losses)	(1,038)	(711)	(327)

Total Non-Interest Income	$3,807	$6,509	$(2,702)

Much of the decrease in non-interest income was primarily due to reductions in mortgage banking income related to the closure in 2007 of our mortgage brokerage subsidiary, Home Team. For related discussion, see Note 16 — Residential Mortgage Business Venture to the consolidated financial statements included elsewhere in this proxy statement/prospectus. Accordingly, consolidated operating results for the year ended December 31, 2008, reflected no mortgage brokerage and title insurance income related to Home Team. Consolidated operating results for the year ended December 31, 2007, included $1,932,000 of mortgage brokerage income and $317,000 of title insurance/settlement income related to Home Team.

In December 2008, we recorded $1,290,000 of impairment charges resulting from fair value reductions in two of our investment securities which are not guaranteed by agencies of the U.S. government. We determined that, due to severe illiquidity and distress in the financial markets, the unrealized declines in the value of these investments were other-than-temporary, requiring the write-down in value. The results for the year ended December 31, 2007 included $800,000 of other-than-temporary investment impairment charges related to certain corporate debt securities. The impairment charges incurred in 2008 and 2007 are described in more detail in Note 3 — Investment Securities Available For Sale to the consolidated financial statements included elsewhere in this proxy statement/prospectus.

For the year ended December 31, 2008, we realized gains on sales of investment securities of $252,000 compared to $89,000 for the year ended December 31, 2007. The 2008 investment sales activity related to continued repositioning of our investment portfolio to a lower-risk profile that more effectively supports liquidity and capital management. The 2007 investment sales activity related to securities sold as part of 2007 de-leveraging activities.

Non-Interest Expense

For the year ended December 31, 2008, non-interest expense decreased by $3,627,000 or 17% compared to the year ended December 31, 2007. Increases (decreases) in the components of non-interest expense when comparing the year ended December 31, 2008 to 2007 are as follows (in thousands):

	Year Ended December 31,		Increase
Non-Interest Expense	2008	2007	(Decrease)

Salaries, Wages, and Employee Benefits	$7,676	$9,723	$(2,047)
Net Occupancy	1,818	2,390	(572)
Data and ATM Processing	1,641	1,662	(21)
Professional Fees and Regulatory Assessments	1,036	1,516	(480)
Furniture and Equipment	1,017	1,081	(64)
FDIC Insurance	404	137	267
Pennsylvania Shares Tax	273	243	30
Advertising and Marketing	412	653	(241)
Supplies and Postage	401	377	24
Restructuring Charge	—	717	(717)
Other Expense	2,440	2,246	194

Total Non-Interest Expense	$17,118	$20,745	$(3,627)

The decrease in salaries, wages, and employee benefits expense reflect the savings impact realized from the 2007 staff restructuring, as well as the staff reductions from the closure of operations of Home Team during 2007.

Net occupancy expense decreased due to 2007 including a charge of $259,000 for a commitment on a parcel of real estate which was to be used for a future retail branch site. In addition, we reduced our net occupancy expense in 2008 by $197,000 from subleasing two-thirds of our corporate office facility.

Professional fees and regulatory assessments decreased primarily due to 2007 having additional expenses related to a nonrecurring profit improvement consulting engagement, and consulting and legal fees associated with the 2007 restructuring and complying with the MOU with the OCC. Effective August 27, 2009, UNCB entered into a formal written agreement, or the Agreement, with the OCC. The Agreement supersedes the previous MOU between UNCB and the OCC. For additional information, refer to Note 18 — Enforcement Actions with Bank Regulatory Agencies to the consolidated financial statements included elsewhere in this proxy statement/prospectus.

Advertising and marketing expenses were higher in 2007 due to marketing expenses related to the now closed Home Team subsidiary.

FDIC insurance premiums increased as the result of a one-time assessment credit which reduced the 2007 expense, and additional premium assessments due to UNCB’s status under the MOU. Effective August 27, 2009, UNCB entered into a formal written agreement with the OCC. The Agreement supersedes the previous MOU between UNCB and the OCC. For additional information, refer to Note 18 — Enforcement Actions with Bank Regulatory Agencies to the consolidated financial statements included elsewhere in this proxy statement/prospectus.

The restructuring charge, as described in Note 17 to the consolidated financial statements included elsewhere in this proxy statement/prospectus, consisted of staff reorganization severance and related costs incurred in 2007.

Other expense variances include the following:

•	2008 included a one-time charge of $370,000 that related to certain fraudulent loans made by one employee who has since been terminated. Based upon our investigation of the matter, there were not any additional losses or the involvement of other employees. We evaluated the impact of this incident on current internal controls and procedures and implemented changes necessary to strengthen control processes and address the issues raised by this isolated event. The appropriate governmental authorities were notified and we have cooperated fully with respect to the authorities’ investigation. During 2009, a $279,000 insurance settlement was received and provided for substantial reimbursement of the one-time charge. Subsequent to December 31, 2009, we received an additional $7,000 as final settlement and legal restitution from the former employee.

•	We prepaid $18,482,000 of FHLB advances during 2008, which resulted in $72,000 of prepayment penalties which were recorded in other non-interest expense.

•	Other Expense for 2007 included $157,000 related to the impairment of previously recorded goodwill and minority interest assets associated with our ownership of Home Team.

Income Taxes

We realized a net benefit for income taxes of $188,000 for 2008, compared to $421,000 for 2007. Generally, UNNF’s effective tax rate is below the statutory rate due to tax-exempt earnings on loans, investments, and bank-owned life insurance, and the impact of tax credits. The realization of deferred tax assets is dependent on future earnings. As a result of our adoption of ASC Topic 740, “Income Taxes” effective January 1, 2007, no significant income tax uncertainties were identified, therefore, we recognized no adjustment for unrecognized income tax benefits for the periods ended December 31, 2008 and 2007. We currently anticipate that future earnings will be adequate to fully utilize deferred tax assets.

Recent Accounting Pronouncements

Refer to Note 1 — Summary of Significant Accounting Policies to the consolidated financial statements included elsewhere in this proxy statement/prospectus for a discussion of recently issued accounting standards.

Liquidity

Our objective is to maintain adequate liquidity to meet funding needs at a reasonable cost and to provide contingency plans to meet unanticipated funding needs or a loss of funding sources, while minimizing interest rate risk. Adequate liquidity provides resources for credit needs of borrowers, for depositor withdrawals and for funding corporate operations. Sources of liquidity are as follows:

•	A growing core retail deposit base;

•	Proceeds from the sale or maturity of investment securities;

•	Payments received on loans and mortgage-backed securities; and,

•	Overnight correspondent bank borrowings credit lines, and borrowing capacity available from the Federal Reserve Bank.

Management believes that UNCB’s core deposits are fairly stable. Liquidity and funds management is governed by policies and measured on a monthly basis. These measurements indicate that liquidity generally remains stable and exceeds our minimum defined levels of adequacy. Other than the trends of continued competitive pressures and volatile interest rates, there are no known demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, liquidity increasing or decreasing in any material way.

In 2009, UNCB focused on growing low-cost retail deposits, while reducing high-cost wholesale funding (i.e., FHLB advances and brokered time deposits). For the year, low-cost retail deposits increased by $22,732,000, or 12%, while high-cost wholesale funding decreased by $22,717,000 or 36%. As of December 31, 2009 and 2008, the ratio of wholesale funding to total assets was 8% and 13%, respectively. The decrease in the percentage of these wholesale funding sources was attributable to the de-leveraging which is discussed in Note 17 — De-Leveraging and Restructuring Activities to the consolidated financial statements included elsewhere in this proxy statement/prospectus. As such, UNCB prepaid $17,000,000 of FHLB advances in 2009. Overall, total deposits grew by $21,188,000 or 6% during 2009.

UNCB has a line of credit with a correspondent bank amounting to $7,000,000 for overnight federal funds borrowings, none of which was outstanding at December 31, 2009, 2008 or 2007. UNCB also has the ability to borrow overnight funds through the Federal Reserve discount window, which amounted to $14,839,000 at December 31, 2009. The Federal Reserve borrowing capacity is collateralized by $15,151,000 of investment securities at December 31, 2009.

In 2008, UNCB had an agreement with the FHLB, for a line of credit available in the amount of $15,000,000. As a result of the formal agreement entered into with the OCC during 2009. For additional information, refer to Note 18 — Enforcement Actions with Bank Regulatory Agencies to the consolidated financial statements included elsewhere in this proxy statement/prospectus, the $15,000,000 line of credit is no longer available without UNCB providing collateral to the FHLB. UNCB did not pledge collateral to the FHLB at December 31, 2009.

In 2009, we raised $1,275,000 (prior to offering costs) through a preferred stock private placement offering. In 2008, $1,635,000 was obtained (prior to offering costs), through a common stock private placement offering. Both of these private placement stock offerings are discussed in Note 19 — Stock Issued Under Private Placement Offerings and Dividend Reinvestment Plan to the consolidated financial statements included elsewhere in this proxy statement/prospectus.

We have obtained $17,341,000 of funding in the past through the issuance of junior subordinated debentures as described in Note 11 — Junior Subordinated Debentures to the consolidated financial statements included elsewhere in this proxy statement/prospectus.

Off-Balance Sheet Arrangements and Aggregate Contractual Obligations

The following table represents our on and off-balance sheet aggregate contractual obligations to make future payments as of December 31, 2009 (in thousands):

	Less Than	1-3	4-5	Over
	1 Year	Years	Years	5 Years	Total

Time Deposits	$117,543	$63,735	$10,949	$81	$192,308
Long-Term Debt	12,500	20,834	—	—	33,334
Junior Subordinated Debentures	—	—	—	17,341	17,341
Operating Leases	361	811	980	2,932	5,084

Total	$130,404	$85,380	$11,929	$20,354	$248,067

In addition, in the normal conduct of business operations, contracts for services are routinely entered into. These contracts may require payment for services to be provided in the future and may also contain penalty clauses for the early termination of the contracts. We have contracted with our core data processor for certain services including transaction processing, branch automation and communication services, trust processing, ATM processing and various other services. The current contract was renegotiated in January 2007 with a maturity date of November 2013. Any early termination would require the payment of a substantial penalty. Payments under this contract amounted to $1,021,000 for the year ended December 31, 2009. Future payments under this contract will vary based on transaction and account volumes and may also reflect inflationary cost adjustments.

We are not aware of any other commitments or contingent liabilities which may have a material adverse impact on our liquidity or capital resources.

We are also party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of our customers. These financial instruments include commitments to extend credit and standby letters of credit, which are discussed in Note 14 — Commitments, Guarantees and Contingencies to the consolidated financial statements included elsewhere in this proxy statement/prospectus.

Inflation

Inflation has some impact on our operating costs, but unlike many other corporations, substantially all of our assets and liabilities are monetary in nature. As a result, changes in interest rates have a more significant impact on our performance than the general level of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as prices of goods and services. The effects of changes in interest rates are discussed in the following section on Market Risk — Interest Rate Risk.

Market Risk — Interest Rate Risk

As a financial institution, our primary component of market risk is interest rate volatility. Fluctuations in interest rates will ultimately impact the level of income and expense recorded on a large portion of our assets and liabilities. The nature of our current operations is such that we are not subject to foreign currency exchange or commodity price risk. We do not own any trading assets.

The objective of interest rate risk management is to maintain or increase net interest income over a broad range of market interest rate movements. The Asset and Liability Management Committee is responsible for managing interest rate risk using policies approved by our board of directors. We manage interest rate risk by changing the mix or repricing characteristics of our investment securities portfolio and borrowings, and by the pricing, structure, and promotion of our specific loan and deposit products. We retain an outside consulting group to assist in monitoring our interest rate risk using a net interest income simulation model on a quarterly basis. The simulation model measures the sensitivity of future net interest income to hypothetical changes in market interest rates.

In addition, we utilize an interest rate-sensitivity report called a “Gap” report, which illustrates the time intervals of cash flows or the next repricing date of interest-earning assets and interest-bearing liabilities. Our Gap report at December 31, 2009 reflects a negative rate-sensitivity position throughout the first year, meaning that our rate-sensitive liabilities exceed our rate-sensitive assets. The following analysis reflects cumulative rate-sensitive assets of $237,140,000 compared to cumulative rate-sensitive liabilities of $299,510,000 for the one-year time frame. Our cumulative interest-sensitivity gap for the one-year time frame is a negative 12.7% of total assets at December 31, 2009, compared to a negative 3.5% at December 31, 2008. We manage the interest-sensitivity gap for the one-year time frame with a guideline of plus-or-minus 15% of total assets.

The interest rate sensitivity analysis at December 31, 2009, with investment securities presented at fair value, is as follows (dollars in thousands):

	1-90	91-365	1-5	Over
	Days	Days	Years	5 Years	Total

Interest Earnings Assets:
Interest-Bearing Deposits in Other Banks	$35,758	$3,134	$4,870	$—	$43,762
Investment Securities Available for Sale	1,155	4,701	52,453	2,237	60,546
Loans and Leases	125,540	66,852	109,181	37,701	339,274
Restricted Investments in Bank Stocks	—	—	—	3,727	3,727

Total Interest Earning Assets	$162,453	$74,687	$166,504	$43,665	$447,309

Interest Bearing Liabilities:
Demand and Money Market Deposits	$134,600	$—	$—	$—	$134,600
Savings	23,327	199	—	—	23,526
Time Deposits	45,412	72,131	74,684	81	192,308
FHLB Advances and Other Borrowings	11,341	12,500	26,834	—	50,675

Total Interest Bearing Liabilities	$214,680	$84,830	$101,518	$81	$401,109

Gap	$(52,227)	$(10,143)	$64,986	$43,584

Cumulative Gap	$(52,227)	$(62,370)	$2,616	$46,200

Cumulative Sensitivity Gap as a Percent of Total Assets	(10.7)%	(12.7)%	0.5%	9.4%

The amount of assets and liabilities shown, which reprice or mature during a particular period, were determined based on the earlier of when each asset or liability reprices or when it is to be repaid. Callable investment securities are reflected based on the security’s anticipated call date where the call on the security is likely when compared to the current interest rate yield curve. Also, loans and mortgage-backed securities are reflected based on contractual amortization or contractual interest rate adjustments and on estimates for prepayments and refinancings based on current market interest rates. Interest-bearing demand and savings deposits have always been considered a stable source of funds, and although the rates are subject to change, rates on these accounts historically have not changed as quickly or as often as other loan and deposit rates. Based on an historical analysis, during periods of rising interest rates, a portion of these deposits will invest in higher yielding instruments. This portion is deemed to be sensitive to interest rate fluctuations in the earliest periods. We believe that the remaining balances of these deposits are not repriceable based on current industry experience. We currently do not expect to adjust the interest rates on these deposit balances in any significant amount that would materially affect our Gap or income simulation models.

Certain shortcomings are inherent in the method of analysis presented in the foregoing schedule. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Interest rates on certain types of assets and liabilities may fluctuate in advance of, or lag behind, changes in market interest rates. In addition, certain repriceable assets, such as adjustable-rate securities or loans, have features like annual and lifetime rate caps or floors that restrict changes in interest rates both on a short-term basis and over the life of the asset. Further, a change in market interest rates from the interest rate scenarios that existed on December 31, 2009 may cause assumptions, such as estimated prepayment speeds, refinancings, embedded options, early withdrawals, and FHLB advance conversion clauses to significantly change from those reflected in the Gap report above. Based on the low current market interest rates, the $20,000,000 in FHLB convertible advances that are currently convertible on a quarterly basis are presented in the Gap report above at their original scheduled maturity dates. These may convert with a substantial increase in market interest rates and are reflected accordingly in UNCB’s simulation model.

In an effort to assess market risk, we utilize a simulation model to determine the effect of gradual increases or decreases in market interest rates on net interest income and net income. We revise the aforementioned assumptions based on defined scenarios of assumed speed and direction of changes in market interest rates. These assumptions are inherently uncertain due to the timing, magnitude and frequency of rate changes and changes in market conditions, as well as management strategies, among other factors. Because it is difficult to quantify into assumptions the reaction of depositors and borrowers to market interest rate changes, our actual net interest income and net income results may differ from simulated results. While assumptions are developed based upon current economic and local market conditions, management cannot make any assurances as to the accuracy and predictive nature of these assumptions.

The simulation model assumes a hypothetical gradual shift in market interest rates over a twelve-month period. This is based on a review of historical changes in market interest rates and the level and curve of current interest rates. The simulation model presents the hypothetical effects to our net interest income and net income from various rate change scenarios. Projections for loan and deposit growth are not factored into the main analysis presented by the simulation model. The simulation model includes all of our earning assets and interest-bearing liabilities and assumes a parallel and prorated shift in interest rates over a twelve-month period. The results of the simulation model could change significantly if there was not a parallel shift in interest rates, therefore causing a change in the assumed shape of the interest rate yield curve. The percentage declines in the table below are measured as percentage changes from the values of simulated net interest income in the current rate scenario and the impact of those changes on the prior year’s net income.

UNCB’s net interest income and net income sensitivity analysis indicates that as of December 31, 2009 and 2008, a hypothetical 2% (200 basis points) decline in prevailing market interest rates would cause our net interest income to decline 16.8% and 12.2% compared to the current rate scenario at the respective year ends. A hypothetical 2% (200 basis points) increase in interest rates as of December 31, 2009 and 2008 would cause our net interest income to increase by 3.7% and 10.2% compared to the current rate scenario at the respective year ends. These computations do not contemplate any actions management or the Asset and Liability Management Committee could undertake in response to other changes in market conditions or market interest rates. The following table reflects UNCB’s net interest income and net income sensitivity analysis as of December 31, 2009 and 2008:

	Percent Change in Categories
	Market Interest	Market Interest
	Rate Increase of	Rate Decline of
	2%	2%
	Policy Limit = Change in Net Interest Income +/− Less Than 10%

Net Interest Income:
Hypothetical Percent Decrease in Net Interest Income from the Current Rate Scenario:
As of December 31, 2009	3.7%	(16.8	%)*
As of December 31, 2008	10.2%	(12.2	%)*
Net Income:
Hypothetical Percent Decrease from Prior Year’s Net Income:
As of December 31, 2009	26%	(118	%)*
As of December 31, 2008	221%	(265	%)*

*	During 2008, the Federal Funds and Prime rates decreased by 4% to record lows of 0.25% and 3.25%, respectively. Given the record low interest rate environment, a 2% market interest rate decline beyond

December 31, 2009 is deemed by management to be unlikely. In the unlikely event that interest rates would decline by 2%, the decrease in net interest income from a 2% market decline would increase the 2009 net loss and could offset the entire portion of net income in 2008.

We managed our interest rate risk position in 2009, and expect to continue to manage our interest rate risk position going forward into 2010, by the following:

•	Managing and reducing the interest cost of UNCB’s core retail deposit base including deposits obtained in our commercial cash management programs, premium money market accounts, and retail time deposits;

•	De-leveraging with repayment of higher-cost, fixed rate FHLB long-term debt and brokered CDs;

•	Managing the use of adjustable- and floating-rate loans, and hybrid loans with initial fixed-rates converting to variable-rates, in comparison to totally fixed-rate loans for new or refinanced commercial and agricultural loans; and

•	Repositioning of our investment security portfolio mix by purchasing lower-risk shorter term U.S. government agencies, and seasoned mortgage-backed securities, minimizing significant changes in value due to declining interest rates and improving UNCB’s regulatory capital ratios by reducing risk-weighted assets.

The above strategies and actions impact interest rate risk and are all included in our quarterly simulation models in order to determine future asset and liability management strategies.

Regulatory Matters

From time to time, various types of federal and state legislation have been proposed that could result in additional regulation of, and restrictions on, our and UNCB’s business. As a consequence of the extensive regulation of commercial banking activities in the United States, our and our business is particularly susceptible to being affected by federal and state legislation and regulations that may increase the cost of doing business. See the related discussion of the Emergency Economic Stabilization Act of 2008 in the preceding Recent Developments section. Also, we are susceptible to changes in tax law that may increase the cost of doing business or impact our ability to realize the value of deferred tax assets. Further, our business is affected by the state of the financial services industry in general.

Formal Written Agreement with the Office of the Comptroller of the Currency

On August 27, 2009, UNCB entered into a formal written agreement, or the Agreement, with the OCC. Specifically, the Agreement requires UNCB to:

•	establish a compliance committee to monitor and coordinate UNCB’s adherence to the provisions of the Agreement;

•	have the board of directors evaluate and monitor executive management performance;

•	update its three-year strategic plan in accordance with specific guidelines set forth in the Agreement;

•	update its three-year capital program;

•	develop and implement systems to provide for effective loan portfolio management;

•	take action to protect criticized assets and implement a written program to eliminate the basis of criticism of assets criticized by the OCC;

•	strengthen UNCB’s contingency funding plan;

•	implement a written consumer compliance program; and

•	not exceed the level of brokered deposits as of the date of the Agreement without prior OCC approval.

The Agreement supersedes the previous MOU entered into between UNCB and the OCC on June 20, 2007. The Agreement effectively extends several of the provisions under the MOU, including requiring a three-year strategic plan and three-year capital plan, improving UNCB’s loan portfolio management, implementing an effective risk-based consumer compliance audit program, and establishing a compliance committee.

Separate from the Agreement, the OCC has established individual minimum capital requirements for UNCB requiring Tier 1 Capital to Average Total Assets of at least eight percent (8%), Tier 1 Capital to Risk-Based Assets of at least nine and one-half percent (9.5%), and Total Capital to Risk-Based Assets of at least twelve percent (12%) effective beginning September 30, 2009. These minimum capital ratios are similar to the capital ratio targets agreed to between UNCB and the OCC under the MOU which were Tier I Capital to Average Total Assets of 8%, Tier I Capital to Risk-Based Assets of 9%, and Total Capital to Risk-Based Assets of 12%. At December 31, 2009, UNCB’s measure of Tier I Capital to Average Total Assets was 8.31%, Tier I Capital to Risk-Based Assets of 9.69% and Total Capital to Risk-Based Assets of 12.37%. At December 31, 2009, all three ratios exceeded the respective OCC individual minimum capital requirements. UNCB’s capital ratios reflect the infusion of $700,000 of the $1,275,000 proceeds raised in UNNF’s preferred stock private placement.

In order to maintain UNCB’s capital levels and to continue to meet the OCC’s individual minimum capital requirements, UNNF and UNCB may have to raise additional capital, reduce their assets or both. If UNCB does not continue to meet the OCC’s requirements, the OCC could subject UNCB to such administrative actions or sanctions as the OCC considers necessary.

Management and the board of directors are committed to taking the necessary actions to fully maintain the new minimum capital ratios and address the provisions of the Agreement, and believe that UNCB has already made measurable progress in addressing these requirements.

This increased supervision by the OCC has negatively impacted our operating results by increasing our FDIC base insurance premiums. Based upon deposit levels and the FDIC base insurance premium assessment criteria as of December 31, 2009, the additional FDIC premiums paid by UNCB as a result of the increased supervision was approximately $207,000 for the year ended December 31, 2009.

Memorandum of Understanding with the Federal Reserve Bank

On January 28, 2010, we entered into an informal MOU with the FRB. We are the registered bank holding company that wholly owns UNCB; however, UNCB is separately supervised by the OCC. The MOU, which is not a “written agreement” for purposes of Section 8 of the Federal Deposit Insurance Act, requires, among other things, us to seek prior approval by the FRB before (i) declaring or paying dividends to stockholders, (ii) distributing interest, principal or other sums on our subordinated debentures or trust preferred securities, and (iii) incurring, increasing or guaranteeing any additional debt. Subsequent to December 31, 2009, the FRB did approve the quarterly interest payments for the first quarter of 2010 on the UNCT I and UNCT II junior subordinated debentures and the preferred stock dividend payments.

The Sarbanes-Oxley Act

The Sarbanes-Oxley Act, enacted in July 2002, represents a comprehensive revision of laws affecting corporate governance, accounting obligations and corporate reporting. We had already implemented many of the provisions of this act, and we have complied with the provisions of Section 404 of the Sarbanes-Oxley Act as required during 2009, including providing a report on our internal control over financial reporting as of December 31, 2009. To support our report on our internal control over financial reporting, we used contracted, independent internal audit services to identify, document and test key controls over the financial reporting process.

On October 2, 2009, the SEC decided to extend the deadline for small public companies (non-accelerated filers, defined generally as companies with less than $75 million market capitalization) to file their first auditor’s report on internal controls under Sarbanes-Oxley Section 404b. Without the extension, we, as a small public company, would have been required to file our first auditor’s report on the effectiveness of internal control over financial reporting for the fiscal year ended December 31, 2009. Under the extension, the new deadline for us to file our first auditor’s report on internal control will begin for fiscal year ending December 31, 2010.

In 2009, $10,000 of external audit costs were incurred prior to the extension being granted, associated with complying with the provisions of Sarbanes-Oxley. Additional costs associated with this requirement are expected to be $25,000 pre-tax for the year ending December 31, 2010.

Federal Deposit Insurance Corporation Activity

The Federal Deposit Insurance Reform Act of 2005 amended regulations to create a new risk differentiation system, to establish a new base assessment rate schedule, and to set assessment rates effective January 1, 2007. Also, eligible insured depository institutions shared in a one-time assessment credit, which was approximately $228,000 for UNCB. UNCB used $150,000 and $78,000 of this credit in 2007and 2008, respectively.

On February 27, 2009, the board of directors of the FDIC voted to amend the restoration plan for the Deposit Insurance Fund, or DIF. The FDIC Board also took action to ensure the continued strength of the insurance fund by imposing a special assessment on insured institutions of 20 basis points, implementing changes to the risk-based assessment system, and setting rates beginning the second quarter of 2009. Under the restoration plan approved in October 2008, the FDIC Board set a rate schedule to raise the DIF reserve ratio to 1.15 percent within five years. The February 27, 2009 restoration plan amendment action extends the restoration plan horizon to seven years in recognition of the current significant strains on banks and the financial system and the likelihood of a severe recession. The amended restoration plan was accompanied by a final rule that sets assessment rates and makes adjustments that improve how the assessment system differentiates for risk.

Currently, most banks are in the best risk category and pay anywhere from 12 cents per $100 of deposits to 14 cents per $100 for insurance. Under the final rule, banks in this category will pay initial base rates ranging from 12 cents per $100 to 16 cents per $100 on an annual basis, beginning on April 1, 2009. Changes to the assessment system include higher rates for institutions that rely significantly on secured liabilities, which may increase the FDIC’s loss in the event of failure without providing additional assessment revenue. Under the final rule, assessments will be higher for institutions that rely significantly on brokered deposits but, for well-managed and well-capitalized institutions, only when accompanied by rapid asset growth. Brokered deposits combined with rapid asset growth have played a role in a number of costly failures, including recent failures. The final rule also would provide incentives in the form of a reduction in assessment rates for institutions to hold long-term unsecured debt and, for smaller institutions, high levels of Tier 1 capital.

The FDIC Board adopted an interim rule imposing an emergency special assessment on the industry on June 30, 2009. The new FDIC emergency premium, to be collected from all federally-insured institutions, will be 5 cents for every $100 of UNCB’s assets minus its Tier 1, or regulatory capital, as of June 30, 2009. The FDIC’s previous planned fee was 20 cents per $100 of UNCB’s insured deposits. Based upon UNCB’s assets and Tier 1 capital position at June 30, 2009, the additional amount of our FDIC insurance expense related to this special assessment was $237,000. The interim rule would also permit the FDIC Board to impose a similar emergency special assessment after June 30, 2009, if necessary to maintain public confidence in federal deposit insurance. On November 12, 2009, the FDIC board of directors voted to require insured depository institutions to prepay, on December 30, 2009, their estimated quarterly risk-based assessments for the fourth quarter of 2009 and for all of 2010, 2011, and 2012. The FDIC Board also voted to adopt a uniform three basis point increase in assessment rates effective on January 1, 2011. As a result, UNCB prepaid $3,400,000 and recorded the entire amount of its assessment as a prepaid expense (asset) as of December 30, 2009. As of December 31, 2009, and each quarter thereafter, UNCB will record an expense (charge to earnings) for its regular quarterly assessment and an offsetting credit to the prepaid assessment until the asset is exhausted. Once the asset is exhausted, UNCB will record an accrued expense payable each quarter for the assessment payment, which would be paid in arrears to the FDIC at the end of the following quarter. If the prepaid assessment is not exhausted by December 31, 2014, any remaining amount would be returned to UNCB.

Community Reinvestment Act

The last Community Reinvestment Act performance evaluation by the OCC resulted in a “satisfactory” rating of UNCB’s record of meeting the credit needs of its entire community.

Pennsylvania Business Corporation Law

UNNF is subject to restrictions on the payment of dividends to its stockholders pursuant to the PBCL. The PBCL operates generally to preclude dividend payments if the effect thereof would render us insolvent. Payment of dividends is contingent upon the ability to obtain funding in the form of dividends from UNCB. Payment of dividends to UNNF by UNCB is subject to the restrictions set forth in the National Bank Act which requires the approval of the OCC if the total of all dividends declared by a national bank in any calendar year exceeds the net profits of UNCB for that year (as defined) combined with UNCB’s retained net operating results for the preceding two calendar years. Under this formula, UNCB’s retained net operating results for the preceding two calendar years was ($189,000). In 2010, UNCB may declare dividends to UNNF in an amount equal to the net profits of UNCB in 2010 less $189,000, up to the date of any such dividend declaration.

UNAUDITED PRO FORMA SELECTED CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The following tables show information about DGI’s consolidated financial condition and operations, including per share data, after giving effect to the proposed merger of UNNF with and into DFSC and the proposed merger of Michigan Insurance Company, or MICO, with a subsidiary of DGI. The table sets forth the information as if the transactions had become effective on March 31, 2010, with respect to financial condition data, and at the beginning of the periods presented, with respect to operations data.

The unaudited pro forma selected condensed consolidated financial information includes adjustments to record the assets and liabilities of UNNF at their estimated fair values and MICO at their historical carrying amounts and is subject to further adjustment as additional information becomes available and DGI completes further analysis. DGI’s financial information for the interim period ended March 31, 2010 is unaudited. You should read the unaudited pro forma information in this section in conjunction with the historical financial statements, including the notes thereto, of UNNF and DGI we include in or incorporate by reference in this proxy statement/prospectus. “See Where You Can Find More Information” on page v.

In December 2007, the Financial Accounting Standards Board issued revised guidance under ASC 805, “Business Combinations,” effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. ASC 805 retains the fundamental requirements in prior guidance that the acquisition method of accounting be used for all business combinations and for an acquirer to be identified for each business combination.

This new guidance revises the definition of the acquisition date as the date the acquirer obtains control of the acquiree. This date is typically the closing date and is the date DFSC will use to measure the fair value of the consideration it pays to UNNF shareholders. Under this new guidance, DFSC will record all loans at fair value, including adjustments for credit, and will not carry over any allowance for credit losses. In addition, the new guidance nullifies Emerging Issues Task Force No. 95-3, “Recognition of Liabilities in Connection with a Purchase Business Combination,” and requires the recognition of costs associated with restructuring or exit activities that do not meet the recognition criteria in ASC 420, “Exit or Disposal Cost Obligations,” as of the acquisition date as post-combination costs when those criteria are met.

The pro forma financial information, while helpful in illustrating the combined financial condition of DGI once the mergers of UNNF into DFSC and of MICO into a DGI subsidiary are completed, does not reflect the impact of possible revenue enhancements, expense efficiencies, reinsurance arrangements and asset dispositions, among other possibilities, and post-merger integration costs that may occur as a result of the mergers and, accordingly, does not attempt to predict future results. The pro forma financial information also does not necessarily reflect what the combined historical results of operations of DGI would have been had the UNNF-DFSC and MICO-DGI subsidiary mergers been completed during these periods.

SELECTED CONDENSED CONSOLIDATED UNAUDITED PRO FORMA
FINANCIAL INFORMATION

Condensed Consolidated Balance Sheet

	As of March 31, 2010
		UNNF		MICO
	DGI,	Pro Forma		Pro Forma		Pro Forma
	as Reported	Adjustments		Adjustments		Combined
	(In thousands)

ASSETS
Investments
Fixed maturities	$607,424	$—		$57,349		$664,773
Equity securities	10,326	—		8,275		18,601
Investments in affiliates	9,274	12,027	(1)	—		21,301
Short-term investments	30,711	—		—		30,711

Total investments	657,735	12,027		65,624		735,386
Cash	5,907	(2,027	)(2)	860		4,740
Premium receivable	66,483	—		30,225		96,708
Reinsurance receivable	90,365	—		75,503		165,868
Other assets	115,535	—		40,594		156,129

Total assets	$936,025	$10,000		$212,806		$1,158,831

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Losses and loss expenses	$270,207	$—		$95,371		$365,578
Unearned premiums	244,968	—		40,778		285,746
Borrowings under line of credit	—	10,000	(3)	40,110	(3)	50,110
Other liabilities	35,421	—		36,547		71,968

Total liabilities	550,596	10,000		212,806		773,402

Stockholders’ Equity
Stockholders’ equity	385,429	—		—		385,429

Total liabilities and stockholders’ equity	$936,025	$10,000		$212,806		$1,158,831

Pro Forma Adjustments are discussed in Note 2.

See Notes to Selected Condensed Consolidated Unaudited Pro Forma Financial Information

SELECTED CONDENSED CONSOLIDATED UNAUDITED PRO FORMA
FINANCIAL INFORMATION

Consolidated Statement of Income

	For the Three Months Ended March 31, 2010
		UNNF		MICO
	DGI,	Pro Forma		Pro Forma		Pro Forma
	as Reported	Adjustments		Adjustments		Combined
	(In thousands, except share data)

Revenues:
Net premiums earned	$91,372	$—		$6,552		$97,924
Investment income, net of investment expenses	4,930	—		572		5,502
Realized gain	22	—		26		48
Other income	1,591	(7	)(4)	393		1,977

Total revenues	97,915	(7)		7,543		105,451

Expenses:
Net losses and loss expenses	67,981	—		4,513		72,494
Amortization of deferred policy acquisition costs	16,015	—		—		16,015
Other underwriting expenses	12,633	—		2,717		15,350
Other expenses	1,010	54	(5)	346	(5)	1,410

Total expenses	97,639	54		7,576		105,269

Income before income taxes	276	(61)		(33)		182
Income taxes	41	(18	)(6)	(90	)(6)	(67)

Net income	$235	$(43)		$57		$249

Earnings per common share:
Class A common stock — basic and diluted	$0.01	$—		$—		$0.01

Class B common stock — basic and diluted	$0.01	$—		$—		$0.01

Weighted-average number of shares outstanding:
Class A common stock — basic and diluted	19,930,641	—		—		19,930,641

Class B common stock — basic and diluted	5,576,775	—		—		5,576,775

Pro Forma Adjustments are discussed in Note 2.

See Notes to Selected Condensed Consolidated Unaudited Pro Forma Financial Information

SELECTED CONDENSED CONSOLIDATED UNAUDITED STATEMENT OF INCOME

Consolidated Statement of Income

	For The Year Ended December 31, 2009
		UNNF		MICO
	DGI,	Pro Forma		Pro Forma		Pro Forma
	as Reported	Adjustments		Adjustments		Combined
	(In thousands, except share data)

Revenues:
Net premiums earned	$355,025	$—		$27,044		$382,069
Investment income, net of investment expenses	20,631	—		1,655		22,286
Realized gain	4,480	—		235		4,715
Service charge income	5,205	—		1,343		6,548
Other income	1,393	(345	)(4)	—		1,048

Total revenues	386,734	(345)		30,277		416,666

Expenses:
Net losses and loss expenses	250,835	—		17,576		268,411
Amortization of deferred policy acquisition costs	60,292	—		—		60,292
Other underwriting expenses	50,844	—		8,340		59,184
Other expenses	4,086	288	(5)	1,972	(5)	6,346

Total expenses	366,057	288		27,888		394,233

Income before income taxes	20,677	(633)		2,389		22,433
Income taxes	1,847	(98	)(6)	493	(6)	2,242

Net income	$18,830	$(535)		$1,896		$20,191

Earnings per common share:
Class A common stock — basic and diluted	$0.76	$(0.02)		$0.07		$0.81

Class B common stock — basic and diluted	$0.68	$(0.02)		$0.07		$0.73

Weighted-average number of shares outstanding
Class A common stock — basic and diluted	19,924,520	—		—		19,924,520

Class B common stock — basic and diluted	5,576,775	—		—		5,576,775

Pro Forma Adjustments are discussed in Note 2.

See Notes to Selected Condensed Consolidated Unaudited Pro Forma Financial Information

NOTES TO SELECTED UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL
INFORMATION RELATING TO THE UNNF AND MICO ACQUISITIONS

Note 1 —	Basis of Pro Forma Presentation

The estimated purchase price of $24.9 million for UNNF reflects the value of the common shares of UNNF that DMIC will contribute to DFSC and the payment per share of merger consideration to UNNF shareholders other than DMIC of $5.05 in cash and 0.2134 share of DGI Class A common stock. DFSC has used a per share price for DGI Class A common stock of $14.51, which was the closing price of DGI Class A common stock as of March 31, 2010.

DFSC will account for the merger of DFSC and UNNF under the acquisition method of accounting; accordingly, DFSC will allocate the cost of acquiring UNNF to the assets acquired, including identifiable intangible assets, and liabilities assumed from UNNF at their respective fair values on the date DFSC and UNNF complete the merger. You should read this unaudited pro forma information in conjunction with the historical financial statements, including the notes thereto, of UNNF and DGI included in or incorporated by reference in this proxy statement/prospectus. See “Where You Can Find More Information” on page v. The unaudited pro forma condensed consolidated financial information includes estimated adjustments to record UNNF’s assets and liabilities at their respective fair values and represent DFSC’s estimates based on available information.

DGI will account for the merger of the DGI subsidiary into MICO under the acquisition method of accounting; accordingly, DGI will allocate the cost of acquiring MICO to the assets acquired, including identifiable intangible assets, and liabilities assumed from MICO at their respective fair values on the date MICO and the DGI subsidiary complete the merger. The estimated purchase price of $40.1 million for MICO is based upon the book value of MICO as of March 31, 2010. DGI has not yet begun its analysis of the fair value adjustments that will be required, or their related tax impact, and has included the assets and liabilities of MICO in the unaudited pro forma selected condensed consolidated financial statements at values shown on MICO’s records for and as of the dates presented with certain reclassifications to conform to the format presented therein.

DGI may revise the pro forma adjustments included in this table as additional information becomes available and as DGI performs additional analyses. DFSC will determine the final allocation of the purchase price of UNNF after DFSC and UNNF complete the merger and after completion of a final analysis to determine the fair values of UNNF’s tangible, and identifiable intangible, assets and liabilities as of the closing date. DGI will determine the final allocation of the purchase price of MICO after the DGI subsidiary and MICO complete the merger and after an analysis to determine the fair values of MICO’s tangible, and identifiable intangible, assets and liabilities as of the closing date.

Accordingly, the final acquisition accounting adjustments may be materially different from the pro forma adjustments. In connection with the acquisition of UNNF, increases or decreases in the fair value of UNNF’s net assets, commitments, contracts and other items may change the amount of the purchase price DFSC allocates to goodwill and other assets and liabilities and may impact the statement of income due to adjustments in yield and/or amortization of the adjusted assets or liabilities. In connection with the acquisition of MICO increases or decreases in the fair value of MICO’s net assets, commitments, contracts and other items may change the amount of the purchase price DGI allocates to goodwill and other assets and liabilities and may impact the statement of income due to adjustments in the amortization of the adjusted assets or liabilities.

The unaudited pro forma condensed consolidated financial information presented in this proxy statement/prospectus does not necessarily indicate the results of operations or the combined financial position that would have resulted had the merger been completed at the beginning of the applicable periods presented, does not reflect the impact of possible revenue enhancements, expense efficiencies, reinsurance arrangements or asset dispositions, and therefore is not indicative of the results of operations in future periods or the future financial position of the combined company.

NOTES TO SELECTED UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL
INFORMATION RELATING TO THE UNNF AND MICO ACQUISITIONS — (Continued)

Note 2 —	UNNF Pro Forma Adjustments

The unaudited pro forma condensed consolidated financial information for the merger of DFSC and UNNF includes the pro forma balance sheet as of March 31, 2010 assuming DFSC and UNNF completed the merger on March 31, 2010. DGI prepared the pro forma income statements for the three months ended March 31, 2010 and the year ended December 31, 2009 assuming DFSC and UNNF completed the merger on January 1, 2010 and January 1, 2009, respectively.

DGI currently owns 48.2% of DFSC and will contribute cash in exchange for DFSC common stock in an amount equal to approximately 48.2% of the total of the merger consideration and fair value of the UNNF shares DMIC will contribute to DFSC. DMIC owns the remaining 51.8% of DFSC and will contribute cash, 248,999 shares of UNNF common stock that it currently owns and up to 600,000 shares of DGI Class A common stock that it currently owns in exchange for DFSC common stock. DMIC will continue to own approximately 51.8% of DFSC. The selected unaudited pro forma condensed consolidated financial information reflects the payment of $14.2 million in cash and DMIC’s contribution to DFSC of 600,000 shares of DGI Class A common stock with an aggregate value of $8.7 million. DFSC valued the DGI Class A common stock used in the exchange as discussed in Note 1 above.

The allocation of the purchase price follows (in thousands):

Cash from DGI	$12,027
Cash from DMIC	2,174
Value of 248,999 shares of UNNF common stock contributed by DMIC	2,028
Value of 600,000 shares of DGI Class A common stock contributed by DMIC	8,706

Total cost of acquisition	24,935

UNNF net assets acquired:
Stockholders’ equity	31,728

Estimated adjustments to reflect assets acquired and liabilities assumed at fair value:
Total fair value adjustments	(13,911)
Associated deferred income taxes	4,730

Fair value adjustment to net assets acquired, net of tax	(9,181)

Total UNNF net assets acquired	22,547

Goodwill resulting from the merger	$2,388

The significant pro forma adjustments included in the selected unaudited pro forma condensed consolidated financial information are as follows:

(1) Adjustment to record DGI’s increased investment in DFSC, including its share of the fair value of UNNF’s net assets. The significant fair value adjustments to UNNF’s assets and liabilities are as follows:

(A) Adjustment to record the current fair value of UNNF’s loan portfolio based on current interest rates. DFSC based the adjustment on current assumptions and valuations, which are subject to change. For purposes of the pro forma adjustments reflected, DFSC reduced the value of UNNF’s loan portfolio by $13.5 million. The combined bank will recognize the adjustment over the estimated remaining life of the loan portfolio. Material changes to the estimated fair value and estimated remaining life could occur once DFSC completes its analyses.

(B) Adjustment to eliminate UNNF’s allowance for loan losses and record general and specific credit adjustments within UNNF’s loan portfolio in accordance with ASC Topic 805 and ASC Topic 310-30, which provide guidance for accounting for loans acquired in a transfer. DFSC based the

NOTES TO SELECTED UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL
INFORMATION RELATING TO THE UNNF AND MICO ACQUISITIONS — (Continued)

adjustments on current assumptions and valuations, which are subject to change. For purposes of the pro forma adjustments reflected, DFSC reduced the net value of UNNF’s loan portfolio by $14.2 million. Material changes to the estimated fair value could occur once DFSC completes its analyses.

(C) Adjustment to record UNNF’s core deposit intangible assets at estimated fair value. DFSC is studying the nature, amount and amortization method of various possible identified intangibles. DFSC based the adjustment on current assumptions and valuations, which are subject to change. For purposes of the pro forma adjustments reflected, the estimated fair value of the core deposit intangible is $4.5 million. DFSC estimates that it will amortize the core deposit intangible on an accelerated basis over ten years. Material changes to this estimated fair value and estimated useful life could occur once DFSC completes its analyses.

(D) Adjustment to record the fair value of UNNF’s bank premises and property leases. DFSC will recognize the adjustment over the remaining life of the bank premises and property leases.

(E) Adjustment to record the fair value of UNNF’s time deposit liabilities based on current interest rates for similar instruments. DFSC will recognize the adjustment over the estimated remaining term of the related deposit liability.

(F) Adjustment to record the fair value of UNNF’s outstanding long-term debt instruments. DFSC based the adjustment on current assumptions and valuations, which are subject to change. For purposes of the pro forma adjustments reflected, DFSC reduced the value of UNNF’s outstanding long-term debt by $9.3 million. DFSC will recognize the adjustment over the remaining life of the debt instruments. Material changes to the estimated fair value and estimated remaining life could occur once DFSC completes its analyses.

(G) Adjustment to eliminate UNNF’s historical shareholders’ equity.

(H) Adjustment to record the tax effect of the pro forma adjustments using DFSC’s statutory tax rate of 34%.

(2) Adjustment to reflect use of cash for the amount of DGI’s capital contribution to DFSC in excess of anticipated borrowings under DGI’s line of credit facility.

(3) Adjustment to reflect anticipated borrowings under DGI’s line of credit facility in the amount of $10.0 million for the acquisition of UNNF and $40.1 million for the acquisition of MICO.

(4) Adjustment to record DGI’s share of UNNF’s historical net loss, which is presented as an offset to DGI’s equity investment income from DFSC.

(5) Adjustment to record interest expense related to borrowings under DGI’s line of credit based on average interest rates of 2.16% and 2.88% for the three months ended March 31, 2010 and the year ended December 31, 2009, respectively. These rates were based on a fixed margin over the average six-month LIBOR rates in effect for the respective periods pursuant to the terms of DGI’s current line of credit facility.

(6) Adjustment to record income tax benefit related to DGI’s interest expense using DGI’s statutory tax rate of 34%.

Note 3 —	UNNF Merger-Related Charges and Benefits

In connection with the merger of DFSC and UNNF, DFSC and UNNF are developing integration plans. DFSC has not yet determined the total integration costs and has not included such costs in the pro forma adjustments. DFSC will continue to refine the specific details of these plans over the next several months. Currently, DFSC’s merger integration team is assessing the two companies’ operations, including information

NOTES TO SELECTED UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL
INFORMATION RELATING TO THE UNNF AND MICO ACQUISITIONS — (Continued)

systems, premises, branch offices, equipment, benefit plans, service contracts, product offerings and personnel to determine optimum strategies to realize additional cost savings.

Note 4 —	MICO Pro Forma Adjustments

The unaudited pro forma condensed consolidated financial information for the acquisition of MICO includes the pro forma balance sheet as of March 31, 2010 assuming DGI completed the acquisition of MICO on March 31, 2010. DGI prepared the pro forma income statements for the three months ended March 31, 2010 and the year ended December 31, 2009 assuming DGI completed the acquisition of MICO on January 1, 2010 and January 1, 2009, respectively. The selected unaudited pro forma condensed consolidated financial information reflects the cash payment of $40.1 million to the stockholders of MICO and the consolidation of MICO’s net assets of $32.9 million, resulting in goodwill of $7.2 million. DGI currently anticipates that it will receive an allocation of the business DMIC assumes from MICO. The unaudited pro forma condensed consolidated financial information is subject to adjustment upon DGI completing further analysis on the impact of the reinsurance agreement between DMIC and MICO.

RISK FACTORS

In addition to the other information contained in or incorporated by reference in this proxy statement/prospectus, including the matters addressed under “Forward-Looking Statements,” you should carefully consider the following risk factors in deciding whether to vote in favor of the merger proposal and the adjournment proposal. We also incorporate by reference in this proxy statement/prospectus the “Risk Factors” section of DGI’s Form 10-K annual report for the year ended December 31, 2009.

Risks Related to the Merger

DFSC may not receive the required regulatory approvals, the required regulatory approvals may take longer than we expect and such approvals, if received, could contain conditions that permit DFSC to terminate the merger agreement.

DFSC must obtain various approvals and consents from the OTS and other bank regulatory authorities before we may complete the merger and the bank merger. The OTS and the other bank regulatory agencies may impose conditions on the completion of the merger and the bank merger or require changes to the terms of the merger agreement. We can give no assurance that we will receive the required regulatory approvals or that such approvals would not have conditions that would permit DFSC to terminate the merger agreement.

DFSC could terminate the merger agreement and the merger would not occur.

DFSC’s obligation to consummate the transactions the merger agreement contemplates is subject to a number of conditions precedent including adoption of the merger agreement by the affirmative vote of the holders of 80% of our outstanding common stock, regulatory approvals, the continued accuracy of certain representations and warranties, the performance of certain covenants and agreements and UNCB not having delinquent loans in excess of $37.5 million as of the end of the month prior to the closing date. We have the right to terminate the merger agreement if DFSC does not receive required regulatory approvals, or if the holders of 80% of our outstanding shares do not vote to adopt the merger agreement or vote to accept a superior proposal.

Our asset quality could deteriorate

At March 31, 2010, we had non-performing assets of $14.9 million compared to $14.4 million at December 31, 2009 and $5.4 million at December 31, 2008. We had net charge-offs of $0.4 million for the first quarter of 2010, compared to $0.4 million for the first quarter of 2009, and our allowance for loan losses increased to $6.0 million at March 31, 2010 from $5.9 million at December 31, 2009. If our asset quality were to deteriorate in the future, it could have a material adverse effect on us and could result in our failure to satisfy a condition precedent to DFSC’s obligation to consummate the merger.

DFSC could have future impairment losses on UNNF’s portfolio of available for sale investment securities.

For the first quarter of 2010, we did not recognize any OTTI charges on our available for sale investment securities. After the merger, DFSC could determine in one or more future reporting periods that these investment securities have suffered a further impairment that is other than temporary and DFSC could incur material losses as a result.

Because the market price of DGI Class A common stock may fluctuate, our shareholders cannot be certain of the market value of the DGI Class A common stock that they will receive in the merger.

Upon completion of the merger, each share of our common stock will be converted into the right to receive 0.2134 share of DGI Class A common stock and $5.05 in cash. Any change in the price of DGI Class A common stock prior to the merger will affect the market value of the stock that you will receive in the merger. Stock price changes may result from a variety of factors, including general market and economic conditions, changes in DGI’s businesses, operations and prospects and regulatory considerations.

The prices of DGI Class A common stock and our common stock at the closing of the merger may vary from their respective prices on the date we executed the merger agreement, on the date of this proxy statement/prospectus and on the date of our special meeting. As a result, the value represented by the exchange ratio may also vary. For example, based on the range of closing prices of DGI Class A common stock during the period from April 19, 2010, the last full trading day before public announcement of the merger, through July 29, 2010, the last practicable full trading day prior to the date of the printing of this proxy statement/prospectus, the exchange ratio represented a value ranging from a high of $8.22 on April 23, 2010 to a low of $7.54 on July 21, 2010 for each share of our common stock. Because the date we complete the merger will necessarily be after the date of our special meeting, at the time of our special meeting, our shareholders will not know the market value of DGI’s Class A common stock upon completion of the merger.

DFSC may encounter integration difficulties or may fail to realize the anticipated benefits the merger.

In determining that the merger is in the best interests of DFSC and us, our respective boards of directors considered that greater capital and enhanced earnings may result from the consummation of the merger, including from anticipated cost savings, improved efficiency, cross-marketing opportunities and the strong capitalization of Province. The success of the merger will depend, in part, on the ability of the combined company to realize the anticipated benefits of the merger, which may not be realized as anticipated or at all and may take longer to realize than anticipated. Failure to achieve the anticipated benefits of the merger could result in increased costs and decreases in the revenues of the combined banks.

Province and UNCB may not be able to integrate their respective operations without encountering difficulties, including, without limitation, the loss of key employees and customers, the disruption of their and our respective ongoing businesses or possible inconsistencies in standards, controls, procedures and policies.

If we cannot complete the merger, we will have incurred substantial expenses without realizing the expected benefits of the merger.

We have incurred substantial expenses in connection with the negotiation and execution of the merger agreement described in this proxy statement/prospectus and the seeking of regulatory approval of the transactions the merger agreement contemplates. The completion of the merger depends on the satisfaction of specified conditions and the receipt of regulatory approvals. If we are unable to complete the merger, we will have to recognize these expenses currently under applicable accounting standards.

The merger agreement limits our ability to pursue alternatives to the merger.

The merger agreement contains provisions that, subject to limited exceptions, restrict our ability to discuss, facilitate or enter into agreements with third parties to acquire us. If we avail ourselves of those limited exceptions, we will be obligated to pay DFSC a break-up fee of $800,000 if DFSC or we terminate the merger agreement under specified circumstances. From our perspective, these provisions could discourage a potential competing acquiror that might have an interest in acquiring us from proposing or considering an acquisition of us even if that potential acquiror were prepared to pay a higher price to our shareholders than the price DFSC proposes to pay under the merger agreement.

Some of our directors and executive officers have interests in the merger besides those of a shareholder.

Our officers and directors have economic interests in the merger other than their interests as shareholders. Those interests include:

•	eight of our executive officers are parties to severance agreements and employment agreements with us that provide for potential cash payments after the completion of the merger with DFSC if the executive officer terminates his or her employment for good reason or if DFSC terminates the executive officer’s employment without cause;

•	Mark D. Gainer and two other current members of our board of directors will become directors of DFSC and will receive directors’ fees for such service;

•	Mark D. Gainer and four other current members of UNCB’s board of directors will become directors of Province and will receive director’s fees from Province in connection therewith;

•	the potential payment of certain benefits to Mark D. Gainer under his existing salary continuation agreement and his existing employment agreement; and

•	the agreement by DFSC to indemnify our directors and officers for six years following the completion of the merger.

Our board of directors was aware of these interests at the time it approved the merger agreement. These interests may cause our directors and executive officers to view the merger proposal differently and more favorably than you may view it.

Our shareholders will have an insignificant ownership and voting interest in DGI after the merger; DMIC has voting control of DGI and can elect all of its directors.

After the merger, our shareholders will have significantly reduced influence on the management and policies of DGI than they now have on our management and policies. Our shareholders in the aggregate will own less than 3% of DGI’s outstanding Class A common stock.

DMIC owns approximately 42% of DGI’s Class A common stock and approximately 75% of DGI’s Class B common stock. This ownership provides DMIC with approximately 66% of the aggregate voting power of DGI’s Class A common stock and Class B common stock. As a result, DMIC has sufficient voting control to:

•	elect all of the members of DGI’s board of directors, who determine DGI’s management and policies; and

•	control the outcome of any corporate transaction or other matter submitted to DGI’s shareholders for approval, including mergers and other acquisition proposals and the sale of all or substantially all of DGI’s assets, in each case regardless of how DGI’s other shareholders vote their shares.

Termination of the merger agreement could negatively impact us.

DFSC has the right to terminate the merger agreement for the reasons set forth in the merger agreement, including if our delinquent loans exceed $37.5 million as of the end of the month preceding the month when the closing time of the merger is scheduled. Termination of the merger agreement could have adverse consequences to us, including the following:

•	Our business may be harmed by the failure to realize the benefits of the merger and the loss of the significant capitalization Province would have contributed to the combined bank; and

•	the market price of our stock would likely decline to the price prevailing before we announced the merger.

If DFSC terminates the merger agreement or we do not receive the required regulatory approvals, we may not be able to reach a merger agreement with another third party that would be willing to pay an equivalent or greater price than DFSC has agreed to pay in the merger agreement.

Our financial advisor is not obligated to update its fairness opinion.

Sandler O’Neill, our independent financial advisor, provided its opinion dated April 19, 2010 to our board of directors that, as of that date and based upon and subject to the factors and assumptions set forth in its opinion, the merger consideration provided for in the merger agreement is fair from a financial point of view to the holders of our common stock. Sandler O’Neill has no obligation to update or reaffirm its opinion to reflect circumstances or developments after the date of its opinion.

Our results of operations and prospects and those of DGI could change adversely between the date of the Sandler O’Neill opinion and the closing date of the merger. The price of DGI Class A common stock could also decline between the date of the Sandler O’Neill opinion and the closing date of the merger. In addition, the recommendation of our board of directors that you vote “FOR” the adoption of the merger agreement is as of the date of this proxy statement/prospectus.

See “The Merger — Opinion of UNNF’s Financial Advisor” for information about Sandler O’Neill’s opinion and “The Merger — UNNF’s Reasons for the Merger” for information about our board’s decision to enter into the merger agreement and recommend that our shareholders vote to adopt it.

Risks Related to Owning DGI Class A Common Stock

The limited trading volume of DGI’s Class A common stock may adversely affect its price.

DGI’s Class A common stock has limited trading volume. Reported average daily trading volume in DGI’s Class A common stock for the year ended December 31, 2009 was approximately 27,000 shares. This limited trading volume could subject DGI’s shares of Class A common stock to greater price volatility.

Certain provisions of DGI’s certificate of incorporation and by-laws and Delaware law may discourage takeovers.

DGI’s certificate of incorporation and by-laws contain certain anti-takeover provisions that may discourage or may make more difficult or expensive a tender offer, change in control or takeover attempt that is opposed by DGI’s board of directors. In particular, DGI’s certificate of incorporation and by-laws:

•	classify its board of directors into three classes, so that shareholders elect only one-third of its board of directors each year;

•	permit shareholders to remove directors only for cause;

•	do not permit shareholders to take action except at an annual or special meeting of shareholders;

•	require shareholders to give DGI advance notice to nominate candidates for election to its board of directors or to make other shareholder proposals at a shareholders’ meeting; and

•	permit DGI’s board of directors to issue, without shareholder approval unless otherwise required by law, preferred stock with such terms as its board of directors may determine.

These provisions of DGI’s certificate of incorporation and by-laws and of Delaware law could discourage potential acquisition proposals and could delay or prevent a change in control, even though a majority of DGI’s shareholders may consider such proposals desirable. In addition, DMIC beneficially owns approximately two-thirds of the voting power in DGI and therefore can control the outcome of any matter that DGI’s board of directors submits to DGI’s shareholders for approval. Such provisions could also make it more difficult for third parties to remove and replace the members of DGI’s board of directors. DGI’s voting power may also inhibit increases in the trading price of DGI’s Class A common stock because DGI’s Class A common stock will never trade with a “take-over premium.”

In addition, DGI has 2,000,000 authorized shares of preferred stock that DGI could issue in one or more series without shareholder approval, to the extent applicable law permits, and upon such terms and conditions, and having such rights, privileges and preferences, as DGI’s board of directors may determine. DGI’s ability to issue preferred stock could make it difficult for a third party to acquire DGI. DGI has no current plans to issue any preferred stock.

Moreover, Delaware law contains certain provisions that prohibit certain business combination transactions under certain circumstances. In addition, state insurance laws and regulations generally prohibit any person from acquiring, or seeking to acquire, a 10% or greater interest in an insurance company without the prior approval of the state insurance commissioner of the states where the insurer is domiciled and the states of domicile of any of its insurance subsidiaries.

DGI’s status as a holding company makes it dependent on dividends from its subsidiaries to meet its obligations.

DGI is a holding company and conducts almost all of its operations through its subsidiaries. DGI does not have any significant assets other than the stock of its subsidiaries. Accordingly, DGI depends on dividends from its subsidiaries to meet its obligations. DGI’s right to participate in any distribution of earnings or assets of its subsidiaries is subject to the prior claims of creditors of such subsidiaries and various state insurance laws. Under federal and state law, Province is limited in the amount of dividends it may pay to DFSC and DFSC is limited in the amount of dividends it may pay to DMIC and DGI, in each case without prior regulatory approval. Also, bank regulators have the authority to prohibit Province from paying dividends if the bank regulators determine that Province is in an unsound or unsafe condition or that the payment of a dividend would be an unsafe and unsound banking practice.

DGI could experience significant difficulties and complications in connection with its growth and acquisition strategy.

DGI has grown significantly over the last few years through the acquisition of other insurance companies and intends to continue to do so. However, the market for acquisitions is highly competitive. DGI’s acquisition strategy involves the risk that DGI will not be able to manage growth by acquisition adequately and profitably. For example, acquiring any insurance company will involve risks commonly associated with acquisitions, including:

•	potential exposure to unknown or contingent liabilities of insurance companies DGI acquires;

•	exposure to potential asset quality issues of insurance companies DGI acquires;

•	potential diversion of the time and attention of DGI’s management; and

•	the possible loss of key employees and customers of the insurance companies DGI may acquire.

Other Risk Factors Relating to the Donegal Entities

We strongly suggest that you read the DGI Form 10-K Annual Report for the year ended December 31, 2009 for information about a number of risks inherent in the property and casualty insurance business in which the Donegal Insurance Group engages.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains a number of forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the financial condition, results of operations, earnings outlook, business and prospects of DGI and us, and the potential combined company, as well as statements applicable to the period following the completion of the merger. You can find many of these statements by looking for words such as “plan,” “believe,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “potential,” “possible” or other similar expressions.

These forward-looking statements involve certain risks and uncertainties. The ability of either DGI or us to predict results or the actual effects of their plans and strategies, particularly after the merger, is inherently uncertain. Accordingly, actual results may differ materially from anticipated results. Some of the factors that may cause actual results or earnings to differ materially from those the forward-looking statements contemplate include, but are not limited to, those discussed under “Risk Factors” beginning on page 67, as well as the following:

•	Province and UNCB may not successfully integrate their businesses or the integration may be more difficult, time-consuming or costly than DFSC and we currently anticipate;

•	DFSC may not realize the expected revenue synergies and cost savings from the merger within the time frame it anticipates or at all;

•	revenues may be lower than expected following the merger;

•	Province may experience greater deposit attrition, operating costs, loss of customers and business disruption, including, without limitation, difficulties in maintaining relationships with our employees, customers or suppliers than it currently anticipates following the merger;

•	DFSC may not obtain the regulatory approvals for the merger or the approvals may contain terms not acceptable to DFSC;

•	the requisite percentage of our shareholders may not vote to adopt the merger agreement;

•	competitive pressure among financial services companies is intense;

•	general economic conditions may be less favorable than we expect;

•	political conditions and related actions by the U.S. military abroad may adversely affect economic conditions as a whole;

•	changes in the interest rate environment may reduce interest margins and impact funding sources;

•	changes in market rates and prices may adversely impact the value of financial products and assets;

•	legislation or changes in the regulatory environment may adversely affect the businesses in which Province and UNCB engage; and

•	litigation liabilities, including costs, expenses, settlements and judgments, may adversely affect either company or their businesses.

Because these forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. We caution you not to place undue reliance on these statements, which speak only as of the date of this proxy statement/prospectus or as of the date of any document incorporated by reference in this proxy statement/prospectus.

All forward-looking statements concerning the merger or other matters addressed in this proxy statement/prospectus and attributable to DGI or us or any authorized person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable law or regulation, DGI and we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this proxy statement/prospectus or to reflect the occurrence of unanticipated events.

OUR SPECIAL MEETING

This section contains information for our shareholders about the special meeting of shareholders we have called to consider the approval of the merger proposal and the adjournment proposal.

General

We furnish this proxy statement/prospectus to holders of our common stock for use at our special meeting and any adjournment or postponement of our special meeting.

When and Where We Will Hold Our Special Meeting

We will hold our special meeting on Thursday, September 16, 2010, at 10:00 a.m., prevailing time, at Enck’s Banquet and Conference Center, 1461 Lancaster Road, Manheim, PA 17545, subject to any adjournment or postponement of our special meeting.

The Matters Our Shareholders Will Consider

The purpose of our special meeting is to consider and vote upon:

•	Proposal No. 1 — A proposal to adopt the merger agreement;

•	Proposal No. 2 — A proposal to grant discretionary authority to adjourn our special meeting if necessary to permit further solicitation of proxies because we have not received sufficient votes at the time of our special meeting to approve the merger proposal; and

•	Any other business that properly comes before our special meeting and any adjournment or postponement of our special meeting.

Our shareholders must approve Proposal No. 1 for the merger to occur. If our shareholders fail to approve this proposal, the merger will not occur.

At this time, our board of directors is unaware of any matter, other than as set forth above, that may be presented for action at our special meeting. If a shareholder properly presents another matter, the proxies will vote in accordance with their judgment with respect to any such matter.

Record Date; Shares Outstanding and Entitled to Vote

Our board of directors has fixed the close of business on July 29, 2010 as the record date for the determination of holders of our common stock entitled to notice of, and to vote at, our special meeting and any adjournment or postponement of our special meeting.

On the record date, we had 2,979,894 issued and outstanding shares of our common stock that are entitled to vote at our special meeting, held by approximately 900 holders of record. Each share of our common stock entitles the holder to cast one vote on all matters that properly come before our shareholders at our special meeting. Holders of our preferred stock do not have voting rights with respect to the merger proposal or the adjournment proposal.

Quorum

The presence, in person or by properly executed proxy, of the holders of at least a majority of our outstanding shares of common stock on the record date will constitute a quorum at our special meeting. Abstentions will be counted for the purpose of determining whether a quorum is present. We must have a quorum present in order to vote on the merger proposal and the adjournment proposal.

Based on the number of shares of our common stock issued and outstanding as of the record date, we must have 1,489,948 shares of our common stock present in person or represented by proxy at our special meeting to constitute a quorum.

Shareholder Vote Required

Adopt the Merger Agreement.  The adoption of the merger agreement requires an affirmative vote of the holders of 80% of our common stock entitled to vote thereon. Accordingly, we urge you to complete, date and sign the accompanying proxy card and return it promptly in the enclosed postage-paid envelope. DMIC has advised us that DMIC will vote its 248,999 shares of our common stock, or approximately 8.4% of our outstanding common stock, for the merger proposal and for the adjournment proposal.

When considering our board of directors’ recommendation that you vote “FOR” the adoption of the merger agreement, we want you to know that certain of our executive officers and directors have interests in the merger that may be different from, or in addition to, your interests as a shareholder. See “The Merger — Interests of Our Directors and Executive Officers in the Merger” beginning on page 95.

Discretionary Authority to Adjourn Our Special Meeting.  The proposal to grant our board of directors authority to adjourn the special meeting if necessary to obtain additional affirmative votes required to adopt the merger agreement. Approval of the adjournment proposal requires the affirmative vote of a majority of the votes present, in person or by proxy, at our special meeting.

Director and Executive Officer Voting

As of the record date, our directors and executive officers and their affiliates beneficially owned 231,721 shares of our common stock, or approximately 7.8% of the issued and outstanding shares of our common stock entitled to vote at our special meeting. This number does not include options to purchase shares of our common stock because we anticipate all of our executive officers and directors will surrender their options for cancellation.

Proxies

Voting.  You should complete and return the proxy card accompanying this proxy statement/prospectus in order to ensure that we can count your vote at our special meeting and at any adjournment or postponement of our special meeting, regardless of whether you plan to attend our special meeting. If you sign, date and return your proxy card and do not indicate how you want to vote, we will count your proxy card as a vote “FOR” the merger proposal and “FOR” the adjournment proposal.

If you hold your shares of our common stock in the name of a bank, broker, nominee or other holder of record, you will receive instructions from the bank, broker, nominee or other holder of record that you must follow in order for you to vote your shares of our common stock.

Revocability.  You may revoke your proxy at any time before we conduct the vote at our special meeting. If you have not voted through a bank, broker, nominee or other holder of record, you may change your vote after you have returned your proxy by:

•	submitting written notice of revocation to our corporate secretary;

•	submitting a new proxy by mail, telephone or Internet; or

•	voting in person at our special meeting.

However, simply attending our special meeting without voting will not revoke any proxy you have submitted.

You should address any written notices of revocation and other communications regarding your proxy to:

Union National Financial Corporation
570 Lausch Lane, Suite 300
Lancaster, Pennsylvania 17601
Attention: Darwin A. Nissley, Secretary

If you have instructed your bank, broker, nominee or other holder of record to vote your shares, you should follow the instructions of the bank, broker, nominee or other holder of record regarding the revocation of proxies.

The death or incapacity of a shareholder will not revoke a proxy appointment unless our corporate secretary receives notice of the death or incapacity of the shareholder who executed the proxy prior to the voting of the proxy at our special meeting.

How We Count Proxies.  We will vote all shares of our common stock represented by properly executed proxies received before or at our special meeting, and not revoked, in accordance with the instructions indicated in the proxies.

We will count a properly executed proxy marked “ABSTAIN” as present for purposes of determining the presence of a quorum.

Brokers may not vote shares of our common stock that they hold beneficially either for or against the approval of the merger proposal or the adjournment proposal without specific instructions from the person who beneficially owns those shares. Therefore, if a broker holds your shares, you must give your broker instructions on how to vote your shares.

Solicitation.  We will pay for the costs of our special meeting and for the mailing of this proxy statement/prospectus to our shareholders, as well as all other costs we incur in connection with the solicitation of proxies from our shareholders. DFSC and we will share equally the cost of printing this proxy statement/prospectus and the filing fees paid to the SEC.

In addition to soliciting proxies by mail, our directors, officers and employees may solicit proxies by telephone or in person. Our directors, officers and employees will not receive any additional compensation for these activities. We also intend to request that brokers, banks, nominees and other holders of record solicit proxies from their principals, and we will reimburse the brokers, banks, nominees and other holders of record for certain expenses they incur for those activities.

We have retained the firm of Georgeson, Inc. to assist us in the solicitation of proxies for our special meeting. We will pay such firm a fee of $9,000, plus reimbursable expenses, for its services.

Recommendation of Our Board of Directors

Our board of directors unanimously approved the merger agreement and the transactions the merger agreement contemplates. Based on our reasons for the merger we describe in this proxy statement/prospectus, our board of directors believes that the merger is advisable and in our and your best interests. Accordingly, our board of directors unanimously recommends that you vote “FOR” the merger proposal and “FOR” the adjournment proposal. See “The Merger — Our Board of Directors’ Reasons for the Merger; Recommendation” beginning on page 83, for a more detailed discussion of our board of directors’ recommendation.

Attending Our Special Meeting

If you hold your shares in street name and you want to attend our special meeting, you must bring an account statement or letter from your holder of record showing that you were the beneficial owner of the shares on July 29, 2010, the record date for our special meeting.

Questions and Additional Information

If you have questions about the merger or how to submit your proxy card, or if you need additional copies of this proxy statement/prospectus or the enclosed proxy card, please call Mark D. Gainer, our Chairman, President and Chief Executive Officer, at (717) 519-8630. You may also call Georgeson, Inc., which firm is assisting us in the solicitation of proxies for our special meeting, at (866) 821-2614.

INFORMATION ABOUT DONEGAL AND US

Donegal

DGI is an insurance holding company whose insurance subsidiaries offer personal and commercial lines of property and casualty insurance to small businesses and individuals in 18 Mid-Atlantic, Midwestern and Southeastern states. DGI’s insurance subsidiaries provide their policyholders with a selection of insurance products at competitive rates, while pursuing profitability by adhering to a strict underwriting discipline.

DGI’s insurance subsidiaries derive a substantial portion of their insurance business from small to mid-sized regional communities. DGI believes this focus provides its insurance subsidiaries with competitive advantages in terms of local market knowledge, marketing, underwriting, claims servicing and policyholder service. At the same time, DGI believes its insurance subsidiaries have cost advantages over many smaller regional insurers because of the centralized accounting, administrative, data processing, investment and other services available to DGI insurance subsidiaries on a cost-effective basis because of economies of scale.

DMIC owns approximately 42% of DGI’s Class A common stock and approximately 75% of DGI’s Class B common stock. DMIC’s stock ownership in DGI represents in the aggregate approximately two-thirds of the total voting power of both classes of its common stock.

DGI’s insurance subsidiaries and DMIC have interrelated operations. While each company maintains its separate corporate existence, DGI’s insurance subsidiaries and DMIC conduct business together as the Donegal Insurance Group. As such, DMIC and DGI’s insurance subsidiaries have the same business philosophy, the same management, the same employees and the same facilities and offer the same types of insurance products.

For additional information about the Donegal parties, see “Where You Can Find More Information” beginning on page v.

The principal executive offices of the Donegal parties are located at 1195 River Road, Marietta, Pennsylvania, 17547. DGI’s telephone number is (888) 877-0600 and DGI’s website address is www.donegalgroup.com. The information on DGI’s website is not a part of this proxy statement/prospectus.

UNNF

We are a Pennsylvania business corporation, a bank holding company registered under the BHCA and is supervised by the FRB. We were incorporated on June 26, 1986, under the PBCL. We commenced operations on January 2, 1987, upon consummation of its acquisition of all of the outstanding shares of The Union National Mount Joy Bank, which effective February 6, 1998, changed its name to UNCB. Our business consists primarily of managing and supervising UNCB, and our principal source of income is dividends paid by UNCB. We have two trust subsidiaries, UNCT I and UNCT II. UNCT I and UNCT II were formed on December 19, 2003 and October 23, 2004, respectively, for the purpose of issuing trust capital securities. Home Team Financial, LLC, a subsidiary of UNCB, and its subsidiary, TA of Lancaster, LLC, or together, the Home Team, began operations in July 2005 and ceased operations in October 2007. Home Team operated a mortgage banking and brokerage business and also offered title insurance and settlement services. In accordance with agreements between UNCB and the minority interest owners, UNCB’s ownership interest in Home Team was 98%, and UNCB’s interest in Home Team’s net profits and losses was 30% until June 30, 2007, and 62.31% thereafter until Home Team ceased operating on October 31, 2007. UNCB also had a wholly owned subsidiary, Union National Insurance Agency, Inc., or UNIA, which was formed on May 21, 2001 and ceased operations on December 31, 2009. UNIA provided insurance-related products to UNCB’s customers. UNIA was subject to supervision and regulation by the Insurance Department of the Commonwealth of Pennsylvania, the OCC and other regulatory agencies.

UNCB was organized in 1865 under a national bank charter. UNCB is a national association, a member of the Federal Reserve System and is regulated by the OCC. The deposits of UNCB are insured by the FDIC to the maximum extent permitted by law. UNCB is a full-service commercial bank, providing a wide range of services to individuals and small to medium sized businesses in its south central Pennsylvania market area. UNCB accepts time, demand, and savings deposits and makes secured and unsecured commercial, real estate and consumer loans. UNCB also had a full service trust department, which subsequent to December 31, 2009, we sold to Security National Trust Company, or Security National. Closing, subject to regulatory approval, is expected in the second quarter of 2010. Under the agreement, UNNF will continue to share in the revenues generated from Security National’s management of these assets and will receive a share of revenues on future trust business referrals. Through a third-party provider affiliation, UNCB offers to its customers certain non-depository products, including annuities and brokerage services.

UNCB has ten branch locations within Lancaster County, Pennsylvania.

Our executive offices are located at 570 Lausch Lane, Suite 300, Lancaster, Pennsylvania 17601. Our telephone number is (717) 492-2222.

UNCB experiences substantial competition in attracting and retaining deposits and in lending funds. Financial institutions compete for deposits by offering attractive rates and convenient office locations. Direct competition for deposits comes primarily from other commercial banks and thrift institutions. Competition for deposits also comes from money market mutual funds, corporate and government securities, and credit unions. The primary factors in the competition for loans are interest rates, loan origination fees and the range of products and services offered. Competition for origination of real estate loans normally comes from other commercial banks, thrift institutions, mortgage bankers and brokers, and insurance companies.

For additional information concerning our business activities, refer to “Management’s Discussion and Analysis” in “UNNF’s Financial Condition and Results of Operations” elsewhere in this proxy statement/prospectus.

Supervision and Regulation of UNNF

We operate in a heavily regulated environment. Changes in laws and regulations affecting us and UNCB may have an impact on our results of operations.

Without the prior approval of the FRB under the BHCA, we are prohibited from:

•	acquiring direct or indirect control of more than 5% of the voting stock of any bank; or

•	acquiring substantially all of the assets of any bank; or

•	merging with another bank holding company.

The Department also must approve any similar consolidation. Pennsylvania law permits Pennsylvania bank holding companies to control an unlimited number of banks. The BHCA restricts us from engaging in activities other than those that the FRB has found to be closely related to banking, and which are expected to produce benefits for the public that will outweigh any potentially adverse effects. To this end, the BHCA prohibits us from:

•	engaging in most non-banking businesses; or

•	acquiring ownership or control of more than 5% of the outstanding voting stock of any company engaged in a non-banking business, unless the FRB has determined that the non-banking business is closely related to banking.

Under the BHCA, the FRB may require a bank holding company to end a non-banking business if it constitutes a serious risk to the financial soundness and stability of any bank subsidiary of the bank holding company.

Other than making equity investments in low to moderate income housing limited partnerships, we do not at this time engage in any other permissible activities, nor do we have any current plans to engage in any other permissible activities in the foreseeable future.

Subsidiary banks of a bank holding company are subject to restrictions imposed by the Federal Reserve Act on any extensions of credit to the bank holding company or any of its subsidiaries, on investments in the stock or other securities of the bank holding company and on taking of such stock or securities as collateral for loans to any borrower.

There are various legal restrictions on the extent to which we and our non-bank subsidiaries can borrow or otherwise obtain credit from UNCB. In general, these restrictions require that any such extensions of credit must be secured by designated amounts of specified collateral and are limited, as to us or any one of such non-bank subsidiaries, to 10% of UNCB’s capital stock and surplus, and as to us and all such non-bank subsidiaries in the aggregate, to 20% of UNCB’s capital stock and surplus. Further, we and UNCB are prohibited from engaging in certain tie-in arrangements in connection with any extension of credit, lease or sale of property or furnishing of services.

Legislation and Regulatory Changes

From time to time, Congress or the Pennsylvania legislature enacts legislation which has the effect of increasing the cost of doing business, limiting or expanding permissible activities or affecting the competitive balance between banks and other financial institutions. Proposals to change the laws and regulations governing the operations and taxation of banks, bank holding companies and other financial institutions are frequently made in Congress, and before various bank regulatory agencies. We cannot predict the likelihood of any major changes or the impact such changes might have on us and UNCB. The following paragraphs discuss legislative or regulatory changes of potential significance to us which Congress has recently enacted and others which Congress or various regulatory or professional agencies currently are discussing.

The FRB, the FDIC and the OCC have issued certain risk based capital guidelines, which supplement existing capital requirements. The guidelines require all United States banks and bank holding companies to maintain a minimum risk based capital ratio of 8%, of which at least 4% must be in the form of common stockholders’ equity. Assets are assigned to five risk categories, with higher levels of capital required for the categories perceived as representing greater risk. The required capital will represent equity and, to the extent permitted, nonequity capital as a percentage of total risk weighted assets. The risk based capital rules are designed to make regulatory capital requirements more sensitive to differences in risk profiles among banks and bank holding companies and to minimize disincentives for holding liquid assets. On the basis of an analysis of the rules and the projected composition of our consolidated assets, we do not believe that the risk based capital rules have a material effect on our business and capital plans. UNCB has capital ratios exceeding the regulatory requirements and meets UNCB regulatory criteria to be considered “well capitalized”. For additional information regarding our and UNCB’s capital ratios, refer to Note 15 — Regulatory Restrictions to the consolidated financial statements included elsewhere in this proxy statement/prospectus.

In addition to the above requirements, effective September 30, 2009, the OCC established individual minimum capital requirements for UNCB. For additional information, refer to Note 18 — Enforcement Actions with Bank Regulatory Agencies to the consolidated financial statements included elsewhere in this proxy statement/prospectus. The specific capital requirements established for UNCB were 8% for Tier I capital to average total assets, 9.5% for Tier I capital to risk-based assets, and 12% for total capital to risk-based assets. At December 31, 2009, UNCB’s measure of Tier I capital to average total assets was 8.31%, Tier I capital to risk-based assets of 9.69% and total capital to risk-based assets of 12.37%. At December 31, 2009, all three ratios exceeded the respective individual minimum capital requirements the OCC established for UNCB.

Effects of Inflation

Inflation has some impact on our operating costs, but unlike many other corporations, substantially all of our assets and liabilities are monetary in nature. As a result, changes in interest rates have a more significant impact on our performance than the general level of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as prices of goods and services.

Monetary Policy

Domestic economic conditions and the monetary and fiscal policies of the United States Government and its agencies affect our earnings and those of UNCB. An important function of the FRB is to regulate the money supply and interest rates. Among the instruments used to implement those objectives are open market operations in United States government securities and changes in reserve requirements against member bank deposits. The FRB uses these instruments in varying combinations to influence overall growth and distribution of bank loans, investments and deposits, and their use may also affect rates charged on loans or paid for deposits.

UNCB is a member of the Federal Reserve System. The policies and regulations of the FRB have a significant effect on UNCB’s deposits, loans and investment growth, as well as the rate of interest earned and paid, and are expected to affect UNCB’s operations in the future. The effect of Federal Reserve Board policies and regulations upon the future business and our earnings and those of UNCB cannot be predicted.

Supervision and Regulation of UNCB

The operations of UNCB are subject to federal and state statutes applicable to banks chartered under the banking laws of the United States, to members of the Federal Reserve System and to banks whose deposits are insured by the FDIC. UNCB’s operations are also subject to regulations of the OCC, the FRB and the FDIC.

The primary supervisory authority of UNCB is the OCC, which regulates and examines UNCB. The OCC has the authority under the Financial Institutions Supervisory Act to prevent a national bank from engaging in an unsafe or unsound practice in conducting its business.

Federal and state banking laws and regulations govern, among other things, the scope of a bank’s business, the investments a bank may make, the reserves against deposits a bank must maintain, loans a bank makes and collateral it takes, the maximum interest rates a bank may pay on deposits, the activities of a bank with respect to mergers and consolidations and the establishment of branches.

As a subsidiary of a bank holding company, UNCB is subject to certain restrictions imposed by the Federal Reserve Act on any extensions of credit to the parent bank holding company or its subsidiaries, on investments in the stock or other securities of UNCB holding company or its subsidiaries, and on taking such stock or securities as collateral for loans. The Federal Reserve Act and FRB regulations also place certain limitations and reporting requirements on extensions of credit by a bank to principal shareholders of its parent holding company, among others, and to related interests of such principal shareholders. In addition, such legislation and regulations may affect the terms upon which any person becoming a principal shareholder of a holding company may obtain credit from banks with which the subsidiary bank maintains a correspondent relationship.

Under the Community Reinvestment Act, UNCB has a continuing and affirmative obligation, consistent with its safe and sound operation, to help meet the credit needs of its entire community, including low and moderate income neighborhoods. However, the Community Reinvestment Act, or CRA, does not establish specific lending requirements or programs for financial institutions nor does it limit an institution’s discretion to develop the types of products and services that it believes are best suited to its particular community. The CRA also requires:

•	the applicable regulatory agency to assess an institution’s record of meeting the credit needs of its community;

•	public disclosure of an institution’s CRA rating; and

•	that the applicable regulatory agency provides a written evaluation of an institution’s CRA performance utilizing a four-tiered descriptive rating system.

PROPOSAL NO. 1 — PROPOSAL TO ADOPT THE MERGER AGREEMENT

The following discussion contains material information pertaining to the merger. This discussion is subject, and qualified in its entirety by reference, to the merger agreement included as Appendix A to this proxy statement/prospectus. We encourage you to carefully read the merger agreement as well as the discussion in this proxy statement/prospectus.

The Donegal Parties’ Reasons for the Merger

DGI and DMIC have long-believed that the ability to offer banking services as well as insurance products may provide certain limited opportunities to cross-sell products and services. For these reasons, DGI and DMIC started Province as a de novo savings association in 2000, and have seen it grow to an institution with $100 million in assets with three branches in western Lancaster County. Province and UNCB have jointly participated in a number of loan transactions where the amount of the loan exceeded the legal lending limit of Province but where the two institutions could together pool their resources and make the loan.

DMIC began to invest in our common stock and over time has acquired approximately 8.4% of our common stock.

In approving the merger agreement in April 2010, the boards of directors of the Donegal parties considered the following factors:

•	the complementary nature of Province and UNCB, and that combining their products and services could result in an opportunity to form a larger community bank and to realize synergies as we cross-market products and distribute them over broader customer bases;

•	the scale, scope, strength and diversity of operations, products and services and distribution systems that could be achieved by combining Province and us;

•	their understanding of our business, operations, financial condition, results of operations and prospects, including the presence of DMIC, DGI and Province in Lancaster County which is the location of all of UNCB’s branches;

•	their understanding of the current and prospective environment in which Province and we operate, including local economic conditions, the competitive environment for financial institutions generally and the continuing consolidation in the financial services industry;

•	the proposed board and management personnel which will provide the combined bank with strong leadership and experienced operating management;

•	the recent prices of stocks of depository institutions and the opportunity to expand Province’s banking operations at an attractive valuation; and

•	the review by DMIC’s and DGI’s boards of directors, with the assistance of Keefe, Bruyette & Woods, Inc., DMIC’s and DGI’s financial advisor, and our management, of the structure and terms of the merger, includes the merger consideration and the likelihood that the strong financial condition of the Donegal parties would facilitate timely receipt of the regulatory approvals needed to complete the merger.

The boards of directors of the Donegal parties also considered the fact that the merger will result in a combined bank with assets of approximately $600 million. Those boards of directors also believe that the growth prospects of the greater Lancaster County area will provide sustained business development opportunities for the combined bank.

The foregoing discussion of the factors the boards of directors of the Donegal parties considered in evaluating the acquisition of UNNF is not intended to be exhaustive, but, rather, includes all material factors the boards of directors considered. In reaching their decision to approve the merger agreement and the merger, the boards of directors of the Donegal parties did not quantify or assign relative weight to the factors considered, and individual directors may have given different weight to different factors. The boards of directors of the Donegal parties considered all of the above factors as a whole and on an overall basis considered them to be favorable to, and support, the determination of the Donegal parties, to enter into the merger agreement.

Background of the Merger

Our board of directors has regularly reviewed and evaluated strategic options available to us with the goals of strengthening our capital and financial position, identifying internal and external opportunities for growth and profitability consistent with safe and sound banking operations and enhancing long-term shareholder value. This strategic evaluation process has included assessment of our ability to maintain adequate capital to support our business and achieve our goals independently, evaluation of opportunities to acquire other financial institutions or their branch offices, consideration of our expansion into other geographic markets and consideration of a merger or affiliation with another financial institution with greater capital and sources of capital.

The duration and severity of the current economic recession and the persistent low interest rate environment have significantly reduced our net interest income, a substantial portion of which we generate from variable rate loans. This decline in net interest income, coupled with historically high FDIC deposit insurance assessments and significant impairment charges we had to recognize on a number of investment securities not guaranteed by the U.S. government, has had an adverse effect on our results of operations and has caused us to incur net losses in 2009 and to suspend the payment of cash dividends in order to preserve capital. Concurrently, economic and real estate market conditions have adversely affected the cash flows and underlying collateral values for our commercial loan customers, resulting in a higher level of nonperforming loans and charge-offs compared to our historical averages. The increased stress to UNCB’s commercial loan portfolio, and the adverse development in our results of operations in recent periods, resulted in the OCC imposing individual minimum capital requirements (“IMCR”) on UNCB effective September 30, 2009. These IMCRs exceed the requirements for an institution to be considered “well capitalized” under applicable regulatory guidelines, as disclosed elsewhere in this proxy statement/prospectus.

In an effort to meet and exceed these higher minimum capital requirements, we have had to minimize asset expansion, which has further hampered our net interest income growth potential and profitability improvement prospects in the continuing low interest rate environment. We were able to raise privately approximately $1.3 million of new capital through a preferred stock offering in the fall of 2009; however, that amount fell considerably short of our target level of between $5 million and $10 million. Faced with the continuing need for additional capital to satisfy higher regulatory capital requirements the OCC had imposed on us and to provide a basis for our efforts to return to historical profitability, our board of directors expanded its evaluation of strategic options.

Over the past few years, DMIC has accumulated shares of our common stock, becoming our largest shareholder with a current ownership interest of approximately 8.4% of our outstanding common stock. Donald H. Nikolaus, DMIC’s and DGI’s President and Chief Executive Officer, and Mark D. Gainer, our Chairman, President and Chief Executive Officer, have met periodically after the public issuance of our annual and quarterly financial results to discuss our financial performance and efforts to address our regulatory issues. Mr. Nikolaus also addressed the interests of DMIC as our largest shareholder and expressed DMIC’s desire to maintain our strong community banking presence in Lancaster County, Pennsylvania.

On January 14, 2010, we and UNCB executed a confidentiality agreement with DMIC (on behalf of itself and its subsidiaries and affiliates).

On or about January 14, 2010, DMIC submitted to us an informal non-binding term sheet setting forth certain terms, including pricing, under which DMIC (and its subsidiaries and affiliates) would be interested in pursuing a potential business combination with us if we would also be interested in having such a discussion. The term sheet indicated a price range of $6.00 to $7.25 per share of our common stock, payable 55% in cash and 45% in shares of DGI Class A common stock, subject to the completion of DMIC’s due diligence.

At a special meeting on February 23, 2010, our board of directors discussed DMIC’s informal non-binding term sheet in general terms within the context of our current financial condition, our challenges to sustain growth and our limited ability to raise capital given the current economic conditions. We engaged qualified legal and financial advisors to assist us in evaluating strategic alternatives, including the alternative presented by DMIC.

At its regular meeting on February 25, 2010, our board of directors met with a representative of Sandler O’Neill, a leading national financial advisory firm. The Sandler O’Neill representative discussed with our board of directors Sandler O’Neill’s qualifications and experience and the current mergers and acquisitions environment, among other matters.

At a special meeting on March 3, 2010, our board of directors met with representatives of Kilpatrick Stockton LLP, a law firm with significant experience advising financial institutions. The representatives of Kilpatrick Stockton LLP discussed with our board of directors their qualifications and made a presentation regarding the fiduciary duties and responsibilities of our board of directors in the context of mergers and acquisitions. At this meeting, the UNNF board of directors retained Kilpatrick Stockton LLP and Sandler O’Neill as our legal advisor and financial advisor, respectively. Sandler O’Neill representatives provided a valuation analysis of us, provided an overview of DMIC and DGI’s corporate profile, and reviewed the terms of DMIC’s informal non-binding term sheet. The Sandler O’Neill representatives also discussed the challenges faced by institutions with financial profiles similar to us in raising capital in the current economic environment and reviewed DGI’s profile, historical financial position and the numerical range of per share merger consideration proposed by DMIC relative to the valuation analyses of us. Following this discussion, our board of directors authorized Sandler O’Neill to contact DMIC’s financial advisor to pursue discussions with DMIC.

From March 16, 2010 through March 20, 2010, representatives of DMIC and of its legal and financial advisors conducted due diligence on us at our main offices.

On March 22, 2010, our representatives and representatives of our legal and financial advisors conducted due diligence on DGI and DMIC at their main offices.

On March 24, 2010, DMIC presented to us a revised non-binding term sheet with updated terms pursuant to which DMIC and its subsidiaries and affiliates would be willing to consider a merger transaction, providing for a price range of $7.25 to $7.75 per share of our common stock, payable 55% in cash and 45% in shares of DGI Class A common stock, subject to the completion of DMIC’s due diligence.

At a regular meeting on March 25, 2010, at which representatives of Sandler O’Neill and Kilpatrick Stockton LLP were present, our board of directors discussed in detail DMIC’s revised non-binding term sheet. Among other things, our board of directors discussed our prospects as an independent institution in light of our limited ability to raise additional capital in the current economic environment. Following lengthy discussions, the board of directors authorized our management and Sandler O’Neill to negotiate the terms of a potential business combination with DMIC.

On March 30, 2010, DMIC’s legal counsel delivered a draft of a proposed merger agreement to our legal counsel. The draft merger agreement included a credit-related price adjustment mechanism that would decrease the per share consideration paid to our shareholders if our asset quality deteriorated before the closing date of the proposed transaction.

On April 5, 2010, DMIC filed a Schedule 13D with the SEC to report its ownership in our common stock that it had previously reported on a Schedule 13G. The Schedule 13D disclosed the existence of the ongoing discussions between DMIC and us regarding a potential business combination and the delivery of a proposed draft of a merger agreement to our counsel on March 30, 2010.

On April 9, 2010, we received a written non-binding indication of interest from a regional bank holding company (Company A) to engage in a proposed business combination, indicating a price of $8.00 per share of our common stock, payable 60% to 70% in Company A common stock and the remainder in cash, subject to the completion of Company A’s due diligence. The non-binding indication of interest included the requirement that DMIC execute a voting agreement to vote its shares of our common stock in favor of any transaction between us and Company A.

On April 12, 2010, we received a written non-binding indication of interest from a second regional bank holding company (Company B) to engage in a proposed business combination. The indication of interest did not indicate a proposed price or range of prices to be paid for each share of our common stock.

On April 13, 2010, we received a revised written non-binding indication of interest from Company B, providing for a price range of $5.00 to $7.50 per share payable in Company B common stock, subject to due diligence.

At a special meeting on April 14, 2010, at which representatives of Sandler O’Neill and Kilpatrick Stockton LLP participated by telephone, our board of directors discussed the non-binding indications of interest from Company A and Company B. The Sandler O’Neill representative reviewed the terms of the non-binding indications of interest from Company A and from Company B, in comparison to each other and in comparison to the DMIC non-binding indication of interest. Our legal counsel led a discussion regarding our board of directors’ fiduciary duties in the context of competing offers and the factors that may be appropriately considered in weighing competing offers, including the requirement under our articles of incorporation that we receive the affirmative vote of at least 80% of our shareholders in order to engage in a business combination. The board of directors considered this shareholder vote requirement in the context of the competing indications of interest given DMIC’s then 9.1% ownership interest in us. After further discussion, the board of directors authorized Sandler O’Neill to contact representatives of Company A and Company B regarding their indications of interest and to determine their level of interest in pursuing a proposed transaction with us.

Following the meeting, representatives of Sandler O’Neill had further discussions with the respective representatives of Company A and Company B regarding their indications of interest. After further discussions between Sandler O’Neill and Company B’s representatives, and subsequent deliberations by our board of directors, our board of directors determined that the potential range of values Company B was prepared to offer to our shareholders ($5.00 to $7.50 per share) was lower than that offered by DMIC.

On April 15, 2010, Company A submitted a revised written non-binding indication of interest, indicating a price of $9.22 per share of UNNF common stock, 60% of which would be paid in Company A common stock and 40% in cash. The non-binding indication of interest was further conditioned upon completion of due diligence, the receipt of an executed voting agreement from DMIC and the expectation that any proposed definitive agreement would include a credit-related price adjustment mechanism that would decrease the per share consideration paid to our shareholders if our asset quality deteriorated before the closing date of a proposed transaction.

On April 19, 2010, our board of directors convened to discuss the terms of Company A’s revised non-binding indication of interest and to receive an update from the Sandler O’Neill representative regarding further discussions with DMIC’s financial advisor. The Sandler O’Neill representative reported that DMIC agreed to remove the credit-related price adjustment provision and to set the merger consideration at $5.05 in cash and 0.2134 of a share of DGI Class A common stock, which indicated a value of $8.22 per share based on the closing price of DGI Class A common stock on April 16, 2010. The Sandler O’Neill representative also reported that DMIC’s financial advisor advised that DMIC was unwilling to participate in a competitive bidding process or to continue discussions with us should we decide to explore a potential business combination with another party and that DMIC would likely vote its shares of our common stock against a competing merger proposal if brought to a shareholder vote. Legal counsel then led a discussion regarding the fiduciary duties of our board of directors and the relevant considerations should our board of directors vote to enter into a definitive agreement with DMIC rather than Company A. Upon further discussion and deliberation, our board of directors determined that the 80% vote requirement contained in our articles of incorporation, DMIC’s then 9.1% ownership position in us, Company A’s indication of interest being subject to due diligence, Company A’s intention to include a credit-related price adjustment mechanism in any definitive agreement, Company A’s requirement that DMIC execute a voting agreement, and DMIC’s stated position that it would unlikely vote its shares in favor of a competing merger proposal, were significant factors in favor of DMIC’s proposal.

Our board of directors then discussed the proposed definitive merger agreement that had been negotiated by our management and legal and financial advisors, who were present by telephone. Representatives of Sandler O’Neill presented to our board of directors Sandler O’Neill’s financial analysis of the proposed merger and rendered Sandler O’Neill’s opinion that the consideration to be received by our shareholders in the proposed merger with DMIC was fair, from a financial point of view, to our shareholders. Legal counsel reviewed the terms of the definitive merger agreement and related documents. Following discussion, our board of directors determined unanimously that execution of the merger agreement with the Donegal parties was advisable and in our best interests and the best interests of our shareholders and authorized Mr. Gainer to execute and deliver the merger agreement on our behalf and to take all actions necessary to effect the proposed transaction according to the terms of the definitive merger agreement.

Before the opening of stock trading on April 20, 2010, we and DGI issued a joint press release announcing the adoption and execution of the definitive merger agreement.

Our Board of Directors’ Reasons for the Merger; Recommendation

Our board of directors has unanimously approved the merger agreement and unanimously recommends that our shareholders vote “FOR” approval of the merger agreement.

Our board of directors has determined that the merger is advisable and in our best interests and the best interests of our shareholders. In approving the merger agreement, our board of directors consulted with Sandler O’Neill regarding the fairness of the transaction to our shareholders from a financial point of view and with our legal counsel regarding its legal duties and the terms of the merger agreement and ancillary documents. In determining to approve the merger agreement and recommend that shareholders approve the merger, our board of directors, in consultation with our senior management and financial and legal advisors, considered a number of factors, including the following material factors:

•	The understanding of our board of directors of the strategic options available to us and our board of directors’ assessment of those options with respect to the prospects and estimated results of the execution of our business plan as an independent entity under various scenarios, and the determination that none of those options or the execution of our business plan under the best case scenarios were likely to create greater present value for our shareholders than the value to be paid by DMIC;

•	Our board of directors’ understanding of our current need for additional capital to support our current operations and their assessment, in consultation with Sandler O’Neill, that the financial terms that we would likely have to offer to attract potential investors would be highly dilutive to our existing shareholders, creating materially less present value for our shareholders than the value to be paid by DMIC;

•	Our ability to execute on our business plan in light of the MOU to which we are subject and the IMCRs to which UNCB is subject and the prospects of the imposition of additional regulatory action on us;

•	The ability of our shareholders to participate in the future success of the combined post-merger bank through ownership of DGI Class A common stock;

•	The substantially increased liquidity afforded to our shareholders by an investment in DGI Class A common stock;

•	Our shareholders ability to receive regular cash dividends as holders of DGI Class A common stock (assuming that DGI maintains its current dividend practice);

•	Sandler O’Neill’s written opinion that, as of April 19, 2010, the merger consideration was fair to our shareholders from a financial point of view;

•	Information concerning the business, earnings, operations, financial condition and prospects of DGI. Our board of directors took into account the results of our due diligence review of DGI:

•	DMIC’s knowledge of the Lancaster market and the likelihood that all of our current branch offices would remain open after the merger due to the lack of market overlap;

•	DMIC’s commitment to retaining a significant number of our employees, including substantially all of our management and lending team, and that our employees to be retained after the merger would have opportunities for career advancement in a substantially larger organization;

•	The likelihood of timely receiving regulatory and shareholder approvals of a transaction with DMIC because of its and DGI’s strong financial condition;

•	The ability of our shareholders to satisfy their own investment interests by receiving cash and DGI Class A common stock for their shares of our common stock; and

•	Mark D. Gainer and two other current members of our board of directors will be appointed to the board of directors of DFSC and that the directors of the resulting combined bank will consist of six current directors of Province and five current directors of UNCB.

The foregoing information and factors considered by our board of directors is not exhaustive, but includes all material factors that our board of directors considered and discussed in approving the merger agreement and recommending that our shareholders vote to approve the merger. In view of the wide variety of factors considered and discussed by our board of directors in connection with its evaluation of the merger and the complexity of these factors, our board of directors did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign any specific or relative weights to the specific factors that it considered in reaching its decision; rather it considered all of the factors as a whole. Our board of directors discussed and considered the foregoing factors and reached general consensus that the merger with DFSC was in our best interest and the best interests of our shareholders. In considering the foregoing factors, individual directors may have assigned different weights to different factors. Our board of directors relied on the experience and expertise of Sandler O’Neill for quantitative analysis of the financial terms of the merger agreement. See “Opinion of Our Financial Advisor in Connection with the Merger” on page 85. This explanation of the reasoning of our board of directors and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Statement Regarding Forward-Looking Statements” on page 71.

Opinion of Our Financial Advisor in Connection with the Merger

By letter dated March 18, 2010, UNNF retained Sandler O’Neill to act as its independent financial advisor in connection with a possible business combination with DGI or one of its affiliated entities. Sandler O’Neill is a nationally recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its investment banking business, Sandler O’Neill is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

Sandler O’Neill acted as financial advisor to UNNF in connection with the proposed transaction and participated in certain of the negotiations leading to the execution of the merger agreement. At the April 19, 2010 meeting at which UNNF’s board considered and approved the merger agreement Sandler O’Neill delivered to the board its oral opinion, that, as of such date, the merger consideration was fair to the holders of UNNF common stock from a financial point of view. We have included the full text of Sandler O’Neill’s opinion as Appendix B to this proxy statement/prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Sandler O’Neill in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the opinion. UNNF’s shareholders are urged to read the entire opinion carefully in connection with their consideration of the proposed merger.

Sandler O’Neill’s opinion speaks only as of the date of the opinion. The opinion was directed to UNNF’s board and is directed only to the fairness of the merger consideration to UNNF’s shareholders from a financial point of view. It does not address the underlying business decision of UNNF to engage in the merger or any other aspect of the merger and is not a recommendation to any UNNF shareholder as to how such shareholder should vote at our special meeting with respect to the merger or any other matter.

In connection with rendering its April 19, 2010 opinion, Sandler O’Neill reviewed and considered, among other things:

(1) the merger agreement;

(2) certain publicly available financial statements and other historical financial information of UNNF that Sandler O’Neill deemed relevant;

(3) certain publicly available financial statements and other historical financial information of DGI and its subsidiaries that Sandler O’Neill deemed relevant;

(4) internal financial projections for UNNF for the calendar years ending December 31, 2010 through December 31, 2014 as provided by senior management of UNNF;

(5) publicly available consensus earnings estimates for DGI for the years ending December 31, 2010 and 2011 and publicly available median long-term growth rate for the years ending December 31, 2012 through 2014;

(6) the pro forma financial impact of the merger on DGI, based on assumptions relating to transaction expenses, acquisition accounting adjustments and cost savings determined by the senior management of DGI;

(7) the publicly reported historical price and trading activity for UNNF’s common stock and DGI’s Class A common stock, including a comparison of certain financial and stock market information for UNNF and DGI and similar publicly available information for certain other companies the securities of which are publicly traded;

(8) the financial terms of certain recent business combinations in the banking industry, to the extent publicly available;

(9) the current market environment generally and the banking environment in particular; and

(10) such other information, financial studies, analyses and investigations and financial, economic and market criteria as Sandler O’Neill considered relevant;

Sandler O’Neill also discussed with certain members of senior management of UNNF the business, financial condition, results of operations and prospects of UNNF and held similar discussions with certain members of senior management of DGI regarding the business, financial condition, results of operations and prospects of DGI.

In performing its review, Sandler O’Neill has relied upon the accuracy and completeness of all of the financial and other information that was available to it from public sources, that was provided to it by UNNF and DGI or its respective representatives or that was otherwise reviewed by it and Sandler O’Neill assumed such accuracy and completeness for purposes of rendering its opinion. Sandler O’Neill has further relied on the assurances of management of each of UNNF and DGI that it is not aware of any facts or circumstances that would make any of such information inaccurate or misleading. Sandler O’Neill has not been asked to and has not undertaken an independent verification of any of such information and it did not assume any responsibility or liability for the accuracy or completeness thereof. Sandler O’Neill did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of UNNF and DGI or any of their subsidiaries, or the collectability of any such assets, nor was it furnished with any such evaluations or appraisals.

Sandler O’Neill did not make an independent evaluation of the adequacy of the allowance for loan losses of UNNF and Province and has not reviewed any individual credit files relating to UNNF and Province. Sandler O’Neill has assumed, with UNNF’s consent, that the respective allowances for loan losses for both UNNF and DGI are adequate to cover such losses and will be adequate for the future for the combined entity.

With respect to the internal financial projections prepared by the senior management of UNNF and the publicly available earnings estimates and estimated long-term growth rates for DGI and in each case reviewed with respective managements of UNNF and DGI and used by Sandler O’Neill in its analysis, the respective managements of UNNF and DGI confirmed to Sandler O’Neill that they reflected the best currently available estimates and judgments of each respective management of the future financial performance of UNNF and DGI. With respect to the anticipated transaction costs, acquisition accounting adjustments and expected cost savings as determined by and reviewed with senior management of DGI, management confirmed to Sandler O’Neill that these estimates reflected the best currently available estimates and judgments of management with respect thereto and Sandler O’Neill assumed that such performances would be achieved. Sandler O’Neill expresses no opinion as to such financial projections or the assumptions on which they are based. Sandler O’Neill has also assumed that there has been no material change in UNNF’s and DGI’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements and other financial information made available to Sandler O’Neill. Sandler O’Neill has assumed in all respects material to its analysis that UNNF and DGI will remain as going concerns for all periods relevant to the analyses, that each party to the merger agreement will perform, satisfy or waive all of the material covenants required to be performed by such party under the Agreement, and that the conditions precedent in the merger agreement are satisfied. Sandler O’Neill expressed no opinion as to any of the legal, accounting or tax matters relating to the Merger and the other transactions the merger agreement contemplates.

Sandler O’Neill necessarily based its opinion on financial, economic, market and other conditions as in effect on, and the information made available to Sandler O’Neill as of, the date of the opinion. Events occurring after the date of Sandler O’Neill’s opinion could materially affect this opinion. Sandler O’Neill has not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date of this proxy statement/prospectus. Sandler O’Neill expresses no opinion in this proxy statement/prospectus as to what the value of DGI’s Class A common stock will be when issued to UNNF’s shareholders pursuant to the Agreement or the prices at which UNNF’s and DGI’s Class A common stock may trade at any time.

Sandler O’Neill’s opinion is directed to the board of directors of UNNF in connection with its consideration of the merger and does not constitute a recommendation to any shareholder of UNNF as to how such shareholder should vote at any meeting of shareholders called to consider and vote upon the merger. Sandler O’Neill’s opinion is directed only to the fairness, from a financial point of view, of the merger consideration to holders of UNNF common stock and does not address the underlying business decision of UNNF to engage in the merger, the relative merits of the merger compared to any other alternative business strategies that might exist for UNNF or the effect of any other transaction in which UNNF might engage. Sandler O’Neill’s opinion may not be quoted or referred to, in whole or in part, in a registration statement, prospectus, proxy statement or in any other document, nor shall its opinion be used for any other purposes, without Sandler O’Neill’s prior written consent, which will not be unreasonably withheld. Sandler O’Neill’s fairness opinion committee approved Sandler O’Neill’s opinion. Sandler O’Neill does not express any opinion as to the fairness of the amount or nature of the compensation to be received in the merger by UNNF’s officers, directors, or employees, or class of such persons, relative to the compensation to be received in the merger by any other shareholders of UNNF.

Summary of Proposal.  Sandler O’Neill reviewed the financial terms of the proposed transaction. Using the fixed exchange ratio of 0.2134 share of DGI Class A common stock for each share of UNNF common stock and $5.05 per share in cash (based upon DGI’s closing stock price of DGI’s Class A common stock as of April 16, 2010 of $14.85), Sandler O’Neill calculated a transaction value of $8.22 per share, or an aggregate transaction value of $25.2 million. Based upon financial information for UNNF as or for the year ended December 31, 2009, Sandler O’Neill calculated the following transaction ratios:

Transaction Ratios

Transaction value/Tangible book value	80.0%
Transaction value/Stated book value per share	80.0%
Tangible book premium/Core Deposits	(1.8)%
Premium to market price(1)	125.2%

(1)	Based on UNNF’s closing price as of April 5, 2010, prior to DGI’s Schedule 13D filing.

The aggregate transaction value of approximately $25.2 million was based upon the offer price per share of $8.22 and 2,742,395 UNNF common shares outstanding and 318,750 shares associated with the conversion of outstanding UNNF convertible preferred stock.

Comparable Company Analysis.  Sandler O’Neill used publicly available information to perform a comparison of selected financial and market trading information for UNNF and DGI.

Sandler O’Neill also used publicly available information to compare selected financial and market trading information for UNNF and a group of financial institutions selected by Sandler O’Neill. The UNNF peer group consisted of the following publicly-traded commercial banks headquartered in Pennsylvania and Maryland with total assets greater than $400 million and less than $650 million:

American Bank Incorporated	DNB Financial Corporation
Annapolis Bancorp, Inc.	Emclaire Financial Corp.
Carrollton Bancorp	Fidelity D & D Bancorp, Inc.
CB Financial Services, Inc.	Honat Bancorp, Inc.
CCFNB Bancorp, Inc.	Juniata Valley Financial Corp.
Cecil Bancorp, Inc.	Mid Penn Bancorp, Inc.
Delmar Bancorp	Norwood Financial Corp.
Dimeco, Inc.	Peoples Financial Services Corp.

The analysis compared publicly available financial information for UNNF and the high, low, mean, and median financial and market trading data for the UNNF peer group as of and for the year ended December 31, 2009. The table below sets forth the data for UNNF and the median data for the UNNF peer group as of and for the year ended December 31, 2009, with pricing data as of April 16, 2010 for the peer group and April 5, 2010 for UNNF.

Comparable Group Analysis

Comparable Group
UNNF	Median Result

Total Assets (in millions)	$490	$513
Tangible Common Equity/Tangible Assets	6.1%	7.4%
Total Risk Based Capital Ratio	12.7%	12.8%
Return on Average Assets	(0.14)%	0.32%
Return on Average Equity	(2.30)%	4.00%
Net Interest Margin	2.73%	3.66%
Loan Loss Reserve/Gross Loans	1.73%	1.48%
Loan Loss Reserve/Non-performing Assets	40.8%	67.0%
Net Charge-Offs/Average Loans	0.32%	0.37%
Non-performing Assets/Assets	2.93%	1.59%
Price/Tangible Book Value	34%	94%
Price/LTM Core Earnings per Share	NM	12.7	x
Dividend Yield	0.00%	3.33%
Market Capitalization (in millions)	$8.8	$34.8

The DGI peer group consisted of selected publicly-traded property and casualty insurers:

Baldwin & Lyons, Inc.	Mercury General Corporation
EMC Insurance Group, Inc.	Safety Insurance Group, Inc.
Hanover Insurance Group, Inc.	Selective Insurance Group, Inc.
Harleysville Group, Inc.	State Auto Financial Corporation
Mercer Insurance Group, Inc.	United Fire & Casualty Company

The analysis compared publicly available financial and market trading information for DGI and the median data for DGI peer group as of and for the year ended December 31, 2009. The table below sets forth the data for DGI and the median data for the DGI peer group as of and for the year ended December 31, 2009, with pricing data as of April 16, 2010.

Comparable Group Analysis

			Comparable Group
	DGI		Median Result

Operating Return on Average Equity	4.2%		8.1%
Price/2010 Consensus Estimated EPS	12.8	x	11.9	x
Price/2011 Consensus Estimated EPS	11.5	x	11.1	x
Price/Tangible Book Value	0.98	x	0.90	x
Price/Tangible Book Value ex. AOCI	1.02	x	0.92	x
Dividend Yield	3.1%		3.3%

Stock Trading History.  Sandler O’Neill reviewed the history of the publicly reported trading prices of UNNF’s common stock for the one-year period ended April 16, 2010. Sandler O’Neill also reviewed the relationship between the movements in the price of UNNF’s common stock and the movements in the prices of the Standard & Poor’s Bank Index, NASDAQ Bank Index, and the median performance of a composite peer group of publicly traded commercial banks selected by Sandler O’Neill for UNNF. The composition of the respective peer groups for DGI is discussed under the relevant section under “Comparable Group Analysis” above.

UNNF’s One-Year Common Stock Performance

	Beginning Index Value	Ending Index Value
	April 16, 2009	April 16, 2010

UNNF	100.00%	20.0%
Selected Peer Group(1)	100.00	(8.1)
S&P Bank Index	100.00	59.4
NASDAQ Bank Index	100.00	18.0

(1)	Refers to the peer group outlined in the Comparable Group Analysis section above.

Sandler O’Neill reviewed the history of the publicly reported trading prices of DGI’s Class A common stock for the five-year period ended April 16, 2010. Sandler O’Neill also reviewed the relationship between the movements in the price of DGI’s Class A common stock and the movements in the prices of the Standard & Poor’s 500 Index, the Standard & Poor’s Property & Casualty Index, and the median performance of a composite peer group of publicly traded property and casualty insurers selected by Sandler O’Neill for DGI. The composition of the respective peer groups for DGI is discussed under the relevant section under “Comparable Group Analysis” above.

DGI’s Five-Year Class A Common Stock Performance

	Beginning Index Value	Ending Index Value
	April 15, 2005	April 16, 2010

DGI	100.00%	16.1%
Selected Peer Group(1)	100.00	(22.3)
S&P 500 Index	100.00	4.3
S&P P&C Index	100.00	(14.8)

(1)	Refers to the peer group outlined in the Comparable Group Analysis section above.

Net Present Value Analysis.  Sandler O’Neill performed an analysis that estimated the present value per Class A common share of DGI through December 31, 2014. Sandler O’Neill based the analysis on DGI’s projected earnings and dividend stream as derived from mean analyst estimates for 2010 and 2011 and using the mean publicly available analyst estimated long-term growth rate for 2012 through 2015. To approximate the terminal value of DGI’s Class A common stock at December 31, 2014, Sandler O’Neill applied price to forward earnings multiples of 11.0x to 15.0x and multiples of shareholders’ equity ranging from 90% to 130%. The dividend income streams and terminal values were then discounted to present values using different discount rates ranging from 11.0% to 15.0% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of DGI common stock.

As illustrated in the following tables, the analysis indicated an imputed range of values per share for DGI’s common stock of $13.22 to $19.98 when applying the price/earnings multiples to the analyst estimates, $11.87 to $18.64 when applying multiples of tangible book value to the analyst estimates.

Forward Earnings Per Share Multiples

Discount Rate	11.0	x	12.0	x	13.0	x	14.0	x	15.0	x
11.00%	$15.51		$16.63		$17.75		$18.87		$19.98
12.00%	14.89		15.96		17.03		18.10		19.17
13.00%	14.31		15.33		16.35		17.37		18.40
14.00%	13.75		14.73		15.71		16.68		17.66
15.00%	13.22		14.16		15.09		16.03		16.97

Tangible Book Value Per Share Multiples

Discount Rate	90%	100%	110%	120%	130%
11.00%	$13.90	$15.08	$16.27	$17.46	$18.64
12.00%	13.35	14.48	15.62	16.75	17.89
13.00%	12.83	13.91	15.00	16.09	17.17
14.00%	12.34	13.37	14.41	15.45	16.49
15.00%	11.87	12.86	13.85	14.85	15.84

Sandler O’Neill performed an analysis that estimated the present value per common share of UNNF through December 31, 2014, assuming no projected dividend payments, that UNNF performed in accordance with the financial projections for 2010 through 2014 provided by management, and the conversion of $1.275 million in currently outstanding convertible preferred stock into 318,750 shares of UNNF common stock. To approximate the terminal value of UNNF’s common stock at December 31, 2014, Sandler O’Neill applied price to last twelve months earnings multiples of 10.0x to 15.0x and multiples of tangible book value ranging from 65% to 140%. The dividend income streams and terminal values were then discounted to present values using different discount rates ranging from 14.0% to 17.0% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of UNNF common stock. In addition, the terminal value of UNNF’s common stock at December 31, 2014 was calculated using the same range of price to LTM earnings multiples (10.0x — 15.0x) applied to a range of discounts and premiums to management’s budget projections. The range applied to the budgeted net income was 15% under budget to 15% over budget, using a discount rate of 16.21% for the tabular analysis. As illustrated in the following tables, this analysis indicated an imputed range of values per share for UNNF’s common stock of $5.77 to $9.85 when applying the price/earnings multiples to the matched budget, $4.43 to $10.87 when applying multiples of tangible book value to the matched budget, and $5.07 to $10.29 when applying the price/earnings multiples to the −15% / +15% budget variance range.

Earnings Per Share Multiples

Discount Rate	10.0	x	11.0	x	12.0	x	13.0	x	14.0	x	15.0	x
14.00%	$6.56		$7.22		$7.88		$8.53		$9.19		$9.85
15.00%	6.28		6.91		7.54		8.17		8.80		9.43
16.00%	6.02		6.62		7.22		7.82		8.43		9.03
17.00%	5.77		6.34		6.92		7.49		8.07		8.65

Tangible Book Value Per Share Multiples

Discount Rate	65%	80%	95%	110%	125%	140%
14.00%	$5.05	$6.21	$7.37	$8.54	$9.70	$10.87
15.00%	4.83	5.94	7.06	8.17	9.29	10.40
16.00%	4.62	5.69	6.76	7.83	8.89	9.96
17.00%	4.43	5.45	6.48	7.50	8.52	9.54

Earnings Per Share Multiples

Budget Variance	10.0	x	11.0	x	12.0	x	13.0	x	14.0	x	15.0	x
(15.0)%	$5.07		$5.58		$6.08		$6.59		$7.10		$7.60
(10.0)%	5.37		5.90		6.44		6.98		7.51		8.05
(5.0)%	5.67		6.23		6.80		7.37		7.93		8.50
0.0%	5.96		6.56		7.16		7.75		8.35		8.95
5.0%	6.26		6.89		7.51		8.14		8.77		9.39
10.0%	6.56		7.22		7.87		8.53		9.18		9.84
15.0%	6.86		7.54		8.23		8.92		9.60		10.29

In addition, Sandler O’Neill performed an analysis that estimated the present value per common share of UNNF through December 31, 2014 using the aforementioned parameters and also considering a $10 million common stock offering by UNNF at $4.00 per share. To approximate the terminal value of UNNF’s common stock at December 31, 2014 under this scenario, Sandler O’Neill applied the same price to LTM earnings multiples of 10.0x to 15.0x and multiples of tangible book value ranging from 65% to 140%. The dividend income streams and terminal values were then discounted to present values using different discount rates ranging from 14.0% to 17.0% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of UNNF common stock. In addition, the terminal value of UNNF’s common stock at December 31, 2014 was calculated using the same range of price to LTM earnings multiples (10.0x — 15.0x) applied to a range of common equity raised from $5 million to $15 million. The range was discounted using a discount rate of 16.21% for the tabular analysis. As illustrated in the following tables, this analysis indicated an imputed range of values per share for UNNF’s common stock of $3.41 to $5.82 when applying the price/earnings multiples, $3.01 to $7.38 when applying multiples of tangible book value, and $2.98 to $6.59 when applying the price/earnings multiples to the $5 million to $15 million of common equity raised.

Earnings Per Share Multiples

Discount Rate	10.0	x	11.0	x	12.0	x	13.0	x	14.0	x	15.0	x
14.00%	$3.88		$4.27		$4.66		$5.05		$5.43		$5.82
15.00%	3.72		4.09		4.46		4.83		5.20		5.57
16.00%	3.56		3.91		4.27		4.63		4.98		5.34
17.00%	3.41		3.75		4.09		4.43		4.77		5.11

Tangible Book Value Per Share Multiples

Discount Rate	65%	80%	95%	110%	125%	140%
14.00%	$3.43	$4.22	$5.01	$5.80	$6.59	$7.38
15.00%	3.28	4.04	4.79	5.55	6.31	7.06
16.00%	3.14	3.87	4.59	5.31	6.04	6.76
17.00%	3.01	3.70	4.40	5.09	5.79	6.48

Earnings Per Share Multiples

Capital Raised	10.0	x	11.0	x	12.0	x	13.0	x	14.0	x	15.0	x
$5 million	$4.39		$4.83		$5.27		$5.71		$6.15		$6.59
$10 million	3.53		3.88		4.23		4.58		4.94		5.29
$15 million	2.98		3.28		3.57		3.87		4.17		4.47

In connection with its analyses, Sandler O’Neill considered and discussed with UNNF’s board how the present value analyses would be affected by changes in the underlying assumptions, including variations with respect to net income. Sandler O’Neill noted that the discounted dividend stream and terminal value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

Analysis of Selected Merger Transactions.  Sandler O’Neill reviewed nine merger transactions announced from September 1, 2008 through April 16, 2010 involving banks and thrifts in New Jersey and Pennsylvania with announced transaction values less than $100 million. Sandler O’Neill reviewed the following multiples: transaction price at announcement to last twelve months’ earnings per share, transaction price to stated book value, transaction price to stated tangible book value, tangible book premium to core deposits, and market price premium at announcement. As illustrated in the following table, Sandler O’Neill compared the proposed merger multiples to the median multiples of comparable transactions.

Comparable Transaction Multiples

		Median Group
	DGI/UNNF	Multiple

Transaction price/Last Twelve Months Earnings Per Share	NM	37.8	x
Transaction price/Book value	80%	101%
Transaction price/Tangible book value	80%	103%
Tangible book premium/Core deposits	(1.8)%	0.9%
Premium to market price(1)	125.2%	38.4%

(1)	Based on UNNF’s closing price as of April 5, 2010, prior to DGI’s Schedule 13D filing.

Pro Forma Merger Analysis.  Sandler O’Neill analyzed certain potential pro forma effects of the merger, assuming the following: (1) the merger closes at the end of the third quarter of 2010; (2) UNNF shares are exchanged for DGI Class A common stock at a fixed exchange ratio of 0.2134 and for cash consideration of $5.05 per share; (3) internal financial projections for UNNF for the calendar years ending December 31, 2010 through December 31, 2014 as provided by senior management of UNNF; (4) publicly available consensus earnings estimates for DGI for the years ending December 31, 2010 and 2011 and publicly available median long-term growth rates for the years ending December 31, 2012 through 2014; (5) business combination accounting adjustments, including a $17.5 million credit mark against UNNF’s loan portfolio in aggregate, including the reversal of UNNF’s loan loss reserve; (6) cost savings of 7%, or $1.1 million, fully phased in by 2011; (7) 3.00% core deposit intangible amortized over 10 years using a sum-of-the-year’s digits methodology; (8) 3.25% opportunity cost of cash; and (9) approximately $1.0 million in pre-tax transaction costs and expenses associated with the merger, determined by the senior managements of UNNF and DGI.

For each of the years 2011 and 2012, Sandler O’Neill compared the earnings per share of DGI common stock to the EPS, on a GAAP basis, of the combined company common stock using the foregoing assumptions. The following table sets forth the results of the analysis:

GAAP Basis
Accretion/(Dilution)

2010 Estimated EPS	(1.1)%
2011 Estimated EPS	5.8%
2012 Estimated EPS	5.9%

The analyses indicated that the merger would be dilutive to DGI’s projected 2010 EPS and accretive to DGI’s projected 2011 and 2012 EPS. The actual results achieved by the combined company may vary from projected results and the variations may be material.

Sandler O’Neill has acted as financial advisor to the board of directors of UNNF in connection with the Merger and will receive a fee for its services, a substantial portion of which is contingent upon consummation of the Merger. Sandler O’Neill will also receive a fee for rendering this opinion. UNNF has also agreed to indemnify Sandler O’Neill against certain liabilities arising out of its engagement.

Miscellaneous.  In the ordinary course of their respective broker and dealer businesses, Sandler O’Neill may purchase securities from and sell securities to UNNF and DGI and their affiliates. Sandler O’Neill may also actively trade the debt and/or equity securities of UNNF or DGI or their affiliates for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities.

Structure of the Merger and the Merger Consideration

Structure.  Subject to the terms and conditions of the merger agreement, and in accordance with Pennsylvania and Delaware law, the merger will include the following steps:

•	DAI will merge with and into UNNF with UNNF as the surviving corporation in that merger;

•	immediately after that merger, UNNF will merge with and into DFSC with DFSC as the surviving corporation in that merger; and

•	immediately after that merger, UNCB will merge with and into Province with Province as the surviving bank in that merger.

Each share of our common stock issued and outstanding at the effective time of the merger, other than the shares DMIC holds and the shares held by dissenting shareholders, will be converted into $5.05 in cash and 0.2134 share of DGI Class A common stock.

When we complete the merger, our separate corporate existence will terminate. After the merger, your rights as a shareholder of DGI will be governed by Delaware law, DGI’s certificate of incorporation and DGI’s by-laws.

The board of directors of Province will continue as the board of directors of the combined bank, except that at the completion of the bank merger, Province will appoint to its board of directors Mark D. Gainer and four other persons from among the current members of UNCB’s board of directors, as mutually agreed upon by DFSC and us. The board of directors of DFSC after the merger will consist of the current members of the board of directors of DFSC plus Mark D. Gainer and two other persons from among the current members of our board of directors as mutually agreed by DFSC and us.

Merger Consideration.  The merger agreement provides that at the effective time of the merger each share of our common stock issued and outstanding immediately prior to the effective time, other than shares DMIC holds and shares held by persons who perfect dissenters’ rights, will be converted into the right to receive:

•	0.2134 share of DGI Class A common stock; and

•	$5.05 in cash.

As of May 1, 2010, our executive officers had outstanding options to purchase an aggregate of 33,900 shares of our common stock at exercise prices ranging from $16.10 to $22.14 per share. In the merger agreement, we have agreed to use commercially reasonable efforts to obtain from each holder of an option such holder’s consent to the surrender and cancellation of such options because the options have no current value.

Since the market value of DGI Class A common stock may fluctuate due to a variety of factors and because the exchange ratio of 0.2134 share of DGI Class A common stock and the $5.05 in cash for each share of UNNF common stock are both fixed, we can provide no assurance that the value of 0.2134 share of DGI Class A common stock received in the merger and $5.05 in cash will be substantially equivalent to $8.18 in cash. In addition, we can provide no assurance that the value of 0.2134 share of DGI Class A common stock you will receive following the effective time of the merger will be substantially equivalent to the value of 0.2134 share of DGI Class A common stock at the time of the vote to approve the merger proposal or at the time the merger becomes effective. As the market value of DGI Class A common stock fluctuates, the value of 0.2134 share of DGI Class A common stock that you will receive will correspondingly fluctuate.

If, between the date of the merger agreement and the effective time of the merger, DGI changes its shares of Class A common stock into a different number or class of shares by reason of any reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar change in DGI’s capitalization other than a business combination transaction with another bank holding company, insurance company or financial services company, then DGI will make proportionate adjustments to the per share merger consideration.

Treasury Shares.  Upon consummation of the merger, DFSC will cancel and retire any shares of our common stock that we or any of our subsidiaries hold or that DMIC or any of its subsidiaries holds, other than in a fiduciary capacity or as a result of debts previously contracted in good faith, and DFSC will provide no merger consideration with respect to those shares.

Procedures for the Exchange of the Merger Consideration for Our Common Stock

Exchange Fund.  Immediately prior to the effective time of the merger, DFSC will deposit with the exchange agent certificates representing the 600,000 shares of DGI Class A common stock and approximately $14.2 million in cash for exchange by the exchange agent for shares of our common stock.

Exchange Procedures.  After the effective time of the merger, each holder of one or more certificates representing our common stock, other than treasury shares, shares DMIC holds and shares held by dissenting shareholders who has surrendered such certificate or customary affidavits and indemnification regarding the loss or destruction of such certificate, together with duly executed transmittal materials to the existing agents, will be entitled to receive a certificate representing DGI Class A common stock and cash in accordance with the procedures described above.

If your certificate representing our common stock is lost, stolen or destroyed, you may receive shares of DGI Class A common stock and cash if you sign an affidavit of that fact. DGI may also require that you post a bond in a reasonable amount as an indemnity against any claim made against DGI with respect to the lost, stolen or destroyed UNNF stock certificate.

Until you exchange your certificates representing our common stock, you will not receive any dividends or distributions in respect of any shares of DGI Class A common stock you are entitled to receive in connection with the merger. Once you exchange your certificates representing our common stock for DGI Class A stock certificates and cash, you will be entitled to receive any dividends or distributions with a record date after the effective time of the merger and payable with respect to your shares of DGI Class A common stock.

After completion of the merger, we will not make any transfers of our common stock issued and outstanding immediately prior to the completion of the merger, except as required to settle trades executed prior to the completion of the merger. If a shareholder presents certificates representing shares of our common stock for transfer after the completion of the merger, the exchange agent will cancel the certificates and exchange them for the merger consideration into which the shares represented by such certificates have been converted.

Computershare Trust Company, or Computershare, whom DFSC appointed as exchange agent, will issue a DGI Class A stock certificate, and a check representing cash, in a name other than the name in which a surrendered certificate representing our common stock is registered only if the surrendered certificate representing our common stock is properly endorsed and otherwise in proper form for transfer. The person requesting such exchange shall either affix any requisite stock transfer tax stamps to the surrendered certificate representing our common stock, provide funds for their purchase or establish to the satisfaction of Computershare that such transfer taxes are not payable.

You may exchange your stock certificates for cash and DGI Class A common stock certificates with Computershare for up to 12 months after the completion of the merger. At the end of that period, Computershare will return any DGI Class A common stock certificates and cash to DFSC. Any holders of our stock certificates who have not exchanged their certificates within that 12 month period will then be entitled to look only to DGI to seek payment of their claim for cash and DGI Class A common stock to be received as merger consideration.

DFSC and the exchange agent are entitled to deduct and withhold from any amounts payable to any holder of shares of our common stock such backup withholding as is required under the Code, or any state, local or foreign tax law or regulation. Any amounts that are withheld will be treated as having been paid to such holder of our common stock.

Neither we nor any Donegal party will be liable to any former holder of our common stock for any shares of DGI Class A common stock or cash that DFSC pays to a public official pursuant to any applicable abandoned property, escheat or similar laws.

Resales of DGI Class A Common Stock

The DGI Class A common stock distributed to our shareholders in connection with the merger will be freely transferable, except that any shares issued to any of our shareholders who may be deemed to be an affiliate of DGI will be subject to restrictions on the resale of such DGI Class A common stock under Rule 144 adopted by the SEC.

Interests of Directors and Executive Officers of the Donegal Parties in the Merger

None of the executive officers or directors of any Donegal party has any direct or indirect interest in the merger, except insofar as the ownership of our common stock might be deemed such an interest.

Interests of Our Directors and Executive Officers in the Merger

In considering the recommendation of our board of directors that you vote “FOR” the approval of the merger proposal, you should be aware that some of our executive officers and directors have interests in the merger that are different from, or in addition to, your interests as our shareholders. Our board of directors was aware of these interests and took them into account in its decision to approve the merger agreement.

These interests relate to or arise from, among other things:

•	the continued indemnification of our current directors and executive officers under the merger agreement and providing these individuals with directors’ and officers’ insurance;

•	the agreement of DFSC and Province to honor the existing employment and change of control agreements for eight of our officers, including our executive officers, unless and until such officers individually determine to execute a mutually acceptable employment agreement with DFSC and Province;

•	the agreement of DFSC and Province to honor Mr. Gainer’s existing employment agreement and his existing amended and restated executive salary continuation agreement, or the salary agreement, unless and until Mr. Gainer, DFSC and Province execute a mutually acceptable employment agreement and a mutually acceptable amended and restated salary agreement;

•	the appointment of Mr. Gainer and two other current members of our board of directors to DFSC’s board of directors and their receipt of directors’ fees in connection therewith; and

•	the appointment of Mr. Gainer and four other current members of UNCB’s board of directors to the board of directors of Province and their receipt of directors’ fees in connection therewith.

Indemnification and Directors’ and Officers’ Insurance.  DFSC has agreed in the merger agreement that for six years following the effective time of the merger, DFSC will indemnify and hold harmless each of our present and former directors, officers and employees and those of our subsidiaries against any costs or expenses including reasonable attorneys’ fees, judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the effective time of the merger including the transactions the merger agreement contemplates, whether asserted or claimed prior to, at or after the effective time of the merger, to the fullest extent that the person would have been indemnified pursuant to (i) our articles of incorporation and by-laws and (ii) any agreement, arrangement or understanding we disclosed to DFSC, in each case as in effect on the date of the merger agreement.

DFSC has also agreed in the merger agreement that for a period of six years after the effective time of the merger, it will cause the persons serving as our directors and officers immediately prior to the effective time of the merger to be covered by the directors’ and officers’ liability insurance policy we currently maintain. DFSC is permitted to provide a substitute insurance policy of at least the same coverage and amounts that contains terms and conditions that are not materially less advantageous than the insurance policy we presently maintain. In no case, however, will DFSC be required to expend in any one year an amount in excess of 175% of the annual premium we currently pay for such insurance. If DFSC is unable to maintain or obtain such insurance for that amount, then DFSC will use its commercially reasonable efforts to obtain the most advantageous coverage as is available for that amount.

Change of Control Agreements.  We have employment or change of control agreements with nine of our officers that entitle each of them to certain compensation and benefits in the event that Province terminates them within 180 days following the merger between Province and UNCB unless such termination is for “cause,” as defined in the change of control agreements or if such officer resigns his or her employment for “good reason” as defined in the change of control agreements. With the exception of Mr. Gainer, these agreements provide for a payment ranging from 12 months of salary to 18 months of salary for aggregate payments of approximately $929,000 plus benefits. In the case of Mr. Gainer, he would be entitled to receive $1.45 million in compensation and benefits if he were terminated for other than cause within 180 days after the merger or if he resigns his employment for good reason.

Province and DFSC Boards of Directors.  DFSC has agreed to add Mark D. Gainer and two other current members of our board of directors, who have not yet been identified, to the existing board of directors of DFSC, all of whom will remain directors of DFSC after the merger. DFSC has also agreed to appoint Mark D. Gainer and four other current members of the board of directors of UNCB, who have not yet been identified, to the board of directors of Province.

Surrender of Our Stock Options.  Because all stock options to purchase shares of our common stock held by our directors and officers are exercisable at prices substantially in excess of the merger consideration, we have agreed in the merger agreement to use commercially reasonable efforts to cause each of our officers and directors to surrender such options for cancellation.

Other than as set forth above, none of our directors or executive officers has any direct or indirect material interest in the merger, except insofar as ownership of our common stock might be deemed such an interest.

Regulatory Approvals Required for the Merger and the Bank Merger

Completion of the merger and the merger of Province and UNCB are each subject to several federal and state bank regulatory agency filings and approvals. We cannot complete the merger unless DFSC and Province receive prior approval from the OTS and we have made certain filings with the Department and the SEC.

Neither DFSC nor we can predict whether or when DFSC will receive the required regulatory approvals. As of the date of this proxy statement/prospectus, DFSC has not filed all applications, requests for waivers and notices with the OTS, the FRB, the Department and the SEC.

OTS.  The merger of UNCB with and into Province is subject to the prior approval of the OTS under the Bank Merger Act. DFSC and Province have filed certain pro forma financial information the OTS has requested before DFSC and Province file their application for approval of the bank merger with the OTS. DFSC and Province will file their application for approval as soon as practicable after the OTS advises DFSC and Province the OTS is ready for the filing of the application. In reviewing applications under the Bank Merger Act, the OTS must consider, among other factors, the financial and managerial resources and future prospects of the existing and proposed institutions, the convenience and needs of the communities to be served and the effectiveness of both institutions in combating money laundering. In addition, the OTS may not approve a merger:

•	that will result in a monopoly or be in furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States;

•	if its effect in any section of the country may be substantially to lessen competition or tend to create a monopoly; or

•	if it would in any other manner be a restraint of trade,

unless the OTS finds that the public interest and the probable effect of the merger on meeting the convenience and needs of the communities to be served clearly outweigh the anticompetitive aspects of the merger.

Under the CRA, the OTS, in the case of Province, and the OCC, in the case of UNCB, must also take into account the record of performance of each of the merging banks in meeting the credit needs of the entire community, including low and moderate income neighborhoods served by each institution. As part of the merger review process, the federal supervisory agencies frequently receive comments and protests from community groups and others. Each of UNCB and Province received “Satisfactory” performance ratings in their most recent CRA evaluations.

The OTS is also authorized to, but generally does not, hold a public hearing or meeting in connection with an application under the Bank Merger Act. A decision by the OTS that such a hearing or meeting would be appropriate regarding any application could prolong the period during which the application is subject to review.

Mergers the OTS approves under the Bank Merger Act, with certain exceptions, may not be consummated until 30 days after such approval, during which time the U.S. Department of Justice may challenge such merger on antitrust grounds and may require the divestiture of certain assets and liabilities. With the approval of the OTS and the Department of Justice, the waiting period may be, and customarily is, reduced to no less than 15 days. We can provide no assurance that the Department of Justice will not challenge the merger or, if such a challenge is made, as to the result of such challenge.

Pennsylvania Department of Banking.  We do not need the prior written approval of the Department for the proposed merger of UNCB, which is a national association, with and into Province, which is a federal savings bank, because the resulting institution will be a federal savings bank. UNCB must provide certain notice and documents to the Department regarding the proposed merger. Pursuant to the Pennsylvania Banking Code, UNCB must:

•	notify the Department of the proposed merger;

•	provide such evidence of the adoption of plan of merger as the Department may request;

•	notify the Department of any abandonment or disapproval of the plan of merger; and

•	file with the Department and with the Pennsylvania Department of State a certificate of the approval of the merger by the OTS.

Other Regulatory Approvals.  Neither we nor DFSC are aware of any other regulatory approvals that are required for completion of the merger except as described above. Should there be any other required approvals, we and DFSC presently contemplate that we would promptly seek such approvals. We can provide no assurance, however, that we will obtain any other approvals, if required.

We also cannot provide any assurance that the regulatory authorities described above will approve the merger or the bank merger, and if such mergers are approved, we cannot provide any assurance as to the date we will receive such approvals. The mergers cannot proceed in the absence of the receipt of all requisite regulatory approvals. See “The Merger Agreement — Conditions to Completion of the Merger” and “The Merger Agreement — Amendment, Waiver and Termination of the Merger Agreement.”

The approval of any application merely implies the satisfaction of regulatory criteria for approval, which do not include review of the merger from the standpoint of the adequacy of the merger consideration our shareholders will receive. Further, regulatory approvals do not constitute an endorsement or recommendation of the merger.

Public Trading Markets

DGI Class A common stock trades on the NASDAQ Global Select Market under the symbol “DGICA.” Our common stock trades on the OTCBB under the symbol “UNNF.OB.” Upon completion of the merger, our common stock will no longer trade on the OTCBB and DFSC will deregister our common stock under the 1934 Act. DGI has agreed to list the DGI Class A common stock our shareholders will receive pursuant to the merger agreement on the NASDAQ Global Select Market.

The shares of DGI Class A common stock DFSC will deliver as merger consideration in connection with the merger will be freely transferable under the Securities Act of 1933, as amended, or the 1933 Act, except for shares issued to any of our shareholders that may be deemed to be an affiliate of DGI at or after the effective time of the merger, as discussed in “— Resales of DGI Class A Common Stock” beginning on page 95.

As reported on the NASDAQ Global Select Market, the closing price per share of DGI Class A common stock on April 19, 2010 was $14.68. The closing price per share of our common stock as reported on the OTCBB on April 19, 2010 was $6.00. Based on the DGI closing price per share on the NASDAQ Global Select Market and the exchange ratio, the pro forma equivalent per share value of our common stock was $8.18 as of that date. On July 29, 2010, the last practicable day before the mailing of this proxy statement/prospectus, the closing price per share of DGI Class A common stock on the NASDAQ Global Select Market was $11.78, and the closing price per share of our common stock on the OTCBB was $7.45, resulting in a pro forma equivalent per share value of our common stock of $7.56 as of that date.

Dividends

DGI paid cash dividends on its Class A common stock totaling $0.45 per share for 2009. Based on the share exchange ratio and DGI’s current annual dividend rate of $0.46 per Class A share, holders of our common stock would experience an anticipated dividend at an annual rate of $0.098 per UNNF share based on the exchange ratio, compared to no current dividend on our common stock.

DGI shareholders are entitled to receive cash dividends when and if declared by the DGI board of directors out of funds legally available for dividends. The DGI board of directors quarterly considers the payment of dividends, taking into account DGI’s financial condition and level of net income, DGI’s future prospects, economic conditions, industry practices and other factors, including applicable banking laws and regulations.

The primary source of DGI’s funds for cash dividends to its shareholders is dividends DGI receives from its insurance subsidiaries. Province and DGI’s insurance subsidiaries are subject to various regulatory policies and requirements relating to the payment of dividends to DGI, including requirements to maintain capital above regulatory minimums. The appropriate federal regulatory authority is authorized to determine under certain circumstances relating to the financial condition of a bank or bank holding company that the payment of dividends would be an unsafe or unsound practice and to prohibit the payment of any dividend. In addition, the ability of DGI and the ability of Province and DGI’s insurance subsidiaries to pay dividends may be affected by the various minimum capital requirements and the capital and non-capital standards established under the Federal Deposit Insurance Corporation Improvement Act.

Appraisal Rights of Dissenting Shareholders

Dissenters’ rights are statutory rights that enable shareholders to dissent from an extraordinary corporate transaction, such as our merger with DFSC, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to shareholders in connection with the extraordinary corporate transaction.

A holder of shares of our common stock is entitled to exercise these rights under Subchapter D of the PBCL, which we refer to as Subchapter D in this proxy statement/prospectus, by objecting to the merger and making a written demand that we pay in cash the fair value of the shares the shareholder holds as determined in accordance with Subchapter D. The following summary is a materially complete summary of the provisions of Subchapter D, but does not purport to be a complete statement of the provisions of Subchapter D. We qualify the summary in its entirety by reference to the provisions of Subchapter D which we have included as Appendix C to this proxy statement/prospectus.

Subchapter D defines the fair value of our shares of common stock as the fair value of the shares immediately before the effective time of the merger, taking into account all relevant factors, but excluding any appreciation or depreciation in anticipation of the merger. You should recognize that the fair value of your shares could be more, the same or less than the per share merger consideration that you would receive under the terms of the merger agreement of $5.05 in cash and 0.2134 share of DGI Class A common stock if you do not exercise your dissenters’ rights with respect to your UNNF shares. Opinions of investment banking firms as to the fairness from a financial point of view of the merger consideration you will receive upon the closing of the merger, such as the opinion delivered by Sandler O’Neill, are not necessarily determinative of fair value under Subchapter D.

Except as otherwise provided below, only a record holder of shares of our common stock may assert dissenters’ rights with respect to the UNNF shares registered in such holder’s name. A record holder, such as a broker or a depository nominee, who holds our shares as a nominee for others, may exercise dissenters’ rights with respect to all, but not less than all, of the UNNF shares held for one or more beneficial owners, while not exercising such rights for other beneficial owners. The demand for payment described below must show the name and address of the person or persons on whose behalf the dissenters’ rights are being exercised. A beneficial owner who is not a record holder who wishes to exercise dissenters’ rights may do so only if the shareholder submits a written consent of the record holder with such shareholder’s demand for payment. Accordingly, if you are a beneficial owner of shares, we advise you to consult promptly with your record holder as to the timely exercise of dissenters’ rights. A beneficial owner may not assert dissenters’ rights with respect to some, but less than all, shares of the same class or series such shareholder owns, whether or not the shares such shareholder owns are registered in such shareholder’s name.

To exercise dissenters’ rights and obtain payment of the fair value of your shares, you must satisfy all of the following conditions:

•	You must notify us in writing before the date of our special meeting of your intention to demand that you be paid the fair value of your UNNF shares if we complete the merger. Neither a no vote by proxy on the merger proposal nor a no vote by ballot at our special meeting will constitute the required notice;

•	You must make no change in the beneficial ownership of your UNNF shares from the date you file a notice of intention to demand payment continuously through the effective time of the merger; and

•	You must refrain from voting your shares in favor of the merger proposal. Neither an abstention from voting with respect to, nor a failure to vote in person or by proxy against approval of, the merger proposal will constitute a waiver of your dissenters’ rights. However, a signed and dated proxy that is returned without any instruction as to how the proxy should be voted will be voted “FOR” the merger proposal and will be deemed a waiver of your dissenters’ rights.

A notice of intention to demand payment must clearly state that you intend to demand to be paid the fair value of your shares if we complete the merger and must file the notice with us. If you exercise dissenters’ rights, you will retain all of your other rights as a shareholder until we complete the merger.

If our shareholders adopt the merger agreement at our special meeting, we will mail to each shareholder who complied with the procedures listed above a notice stating where and when you must send a demand for payment of the fair value of your shares, and where and when you must deposit your UNNF stock certificates to obtain payment of fair value. We will send a demand-for-payment form with our notice and will include a request that you certify the date on which you, or any person exercising dissenters’ rights on your behalf, acquired beneficial ownership of your shares. You will have 30 days from the date on which we mail our notice to you to send in your demand-for-payment form and to deposit your stock certificates. If you fail to send in your demand-for-payment form or your stock certificates on a timely basis, you will lose your dissenters’ rights under Subchapter D, but you will retain all other rights as an UNNF shareholder until we complete the merger.

If we have not completed the merger within 60 days after the deadline set for demanding payment and the deposit of UNNF stock certificates, we will return any UNNF stock certificates that have been deposited. Once we return any deposited stock certificates, we may thereafter send a new notice to demand payment, which will have the same effect as the original notice.

Promptly after completion of the merger, or upon our timely receipt of a demand-for-payment form if we have already completed the merger, we will either remit to you, if you have submitted a demand-for-payment form and deposited your stock certificates, the amount we estimate to be the fair value of your shares, or give written notice to you that we will not make a remittance. We will include with the remittance or notice the following documents:

•	our closing balance sheet and statement of income for our fiscal year ending not more than 16 months before the date of our remittance or our notice, together with our latest available interim financial statements;

•	a statement of our estimate of the fair value of your shares; and

•	a notice of your right to demand payment or supplemental payment, as the case may be, accompanied by a copy of Subchapter D.

If we do not remit the amount of our estimate of the fair value of your shares, we will return all stock certificates you deposited. We may make a notation on your stock certificates that you made a demand for payment. If you transfer stock certificates on which such a notation has been made, the transferee of your shares will not acquire, by virtue of the transfer, any rights in such shares other than those rights you originally had before you made a demand for payment.

If we give notice of our estimate of the fair value of your shares without remitting payment, or if we remit payment for the fair value of your shares and you believe that the amount stated or remitted is less then the fair value of your shares, you may elect to send us your estimate of the fair value of your shares, which we will deem a demand for payment of the amount of the deficiency. If you do not file your own estimate within 30 days after we mail of our remittance or notice, you will be entitled to no more than the amount stated in our notice or the amount we remitted to you.

If any demand for payment has not been settled by the date that is 60 days after the latest to occur of:

•	completion of the merger;

•	timely receipt of any demand for payment; or

•	timely receipt of any estimate by a shareholder of the fair value of such shareholder’s UNNF shares,

we may file an application for relief in court requesting that the court determine the fair value of the shares. While we do not anticipate filing an application for the court to determine the fair value of the shares, if we were to elect to file such an application, the court’s determination of the fair market value of the shares may be higher or lower than the merger consideration that you would have received under the terms of the merger agreement.

Any UNNF shareholder who exercises dissenters’ rights, wherever residing, whose demand for payment has not been settled, will be made a party to any such court proceedings and a copy of the application for relief will be served on each such UNNF shareholder. If such shareholder is a nonresident of Pennsylvania, the application will be served in the manner provided or prescribed by or under applicable provisions of Pennsylvania law relating to bases of jurisdiction and interstate and international procedure. The jurisdiction of the Pennsylvania court will be plenary and exclusive. The court may appoint an appraiser to receive evidence and to recommend a decision on the issue of fair value. The appraiser will have the power and authority that is specified in the order of appointment or in any amendment of the order. Each shareholder who becomes a party will be entitled to recover the amount by which the fair value of each shareholder’s shares is found to exceed the amount, if any, previously remitted, plus interest from the effective date of the merger until the date of payment. Interest will be at a rate that is fair and equitable under all of the circumstances, taking into account all relevant factors.

If we do not file an application for relief, any shareholder who made a demand for payment and who has not already settled such shareholder’s claim against us may file an application for relief in our name at any time within 30 days after the expiration of the 60-day period referred to above. If a shareholder does not file an application within said 30-day period, such shareholder will be paid our estimate of the fair value of such shareholder’s shares and no more, and may bring an action to recover any amount not previously remitted.

In general, the costs and expenses of any valuation proceeding, including the reasonable compensation and expenses of any appraiser appointed by the court, will be determined by the court and assessed against us. However, any part of the cost and expenses may be apportioned and assessed as the court deems appropriate against all or some of the shareholders who are parties to the proceeding and whose actions in demanding supplemental payment the court finds to be dilatory, obdurate, arbitrary, vexatious or in bad faith. If the court finds that the services of counsel for any shareholder were of substantial benefit to other shareholders similarly situated and should not be assessed against us, it may award to those counsel reasonable fees to be paid out of the amount awarded to the shareholders who received the benefit.

From and after the effective time of the merger, shareholders who exercise their dissenters’ rights will not be entitled to payment of any dividends or other distributions DGI declares on its Class A common stock.

We advise any shareholder considering the exercise of dissenters’ rights under Subchapter D to consult with legal counsel. Any shareholder who fails to follow with particularity all of the steps required to preserve and perfect dissenters’ rights under the PBCL loses the right to seek appraisal under Subchapter D, in which event, upon the surrender of certificates representing shares of our common stock by such UNNF shareholder, such shareholder will receive the per share merger consideration set forth in the merger agreement without interest.

THE MERGER AGREEMENT

The following section describes certain aspects of the merger, including the material provisions of the merger agreement. The following description of the merger agreement is subject to, and qualified in its entirety by reference to, the merger agreement, which we have is included as Appendix A to this proxy statement/prospectus and which we incorporate by reference in this proxy statement/prospectus. We urge you to read the merger agreement carefully and in its entirety.

Terms of the Merger

The merger agreement provides for the merger of DAI with and into UNNF followed immediately thereafter by the merger of UNNF with and into DFSC. DFSC will be the surviving corporation in the UNNF-DFSC merger and will continue its corporate existence as a Delaware corporation, and our separate corporate existence will cease. The merger will cancel each share of our common stock issued and outstanding immediately prior to the completion of the merger, except for shares of our common stock held by DMIC, shares as to which dissenters’ rights are perfected and shares held by us as treasury shares, and convert each share into the right to receive 0.2134 share of DGI Class A common stock and $5.05 in cash.

Immediately after the completion of the merger, UNCB will merge into Province, which will continue as a federal savings bank.

Stock Options

Because all of the stock options to purchase shares of our common stock are exercisable at prices substantially in excess of merger consideration, we have agreed in the merger agreement to use commercially reasonable efforts to cause each holder of an option to purchase UNNF common stock to surrender their options for cancellation.

Closing and Effective Time of the Merger

The parties will complete the merger only if all of the following conditions are satisfied:

•	our shareholders adopt the merger agreement and the merger by the necessary vote;

•	DFSC and we obtain all required governmental and regulatory consents and approvals; and

•	all other conditions to the merger set forth in this proxy statement/prospectus and the merger agreement are either satisfied or waived.

The UNNF-DFSC merger will become effective when we file articles of merger with the Secretary of State of the State of Delaware and with the Secretary of the Commonwealth of Pennsylvania. In the merger agreement, DFSC and we have agreed to cause the completion of the merger to occur no later than the fifth business day following the satisfaction or waiver of the last of the conditions specified in the merger agreement or on another mutually agreed date. We currently anticipate that the effective time of the merger will occur in the third quarter of 2010, but neither DFSC nor we can guarantee when or if we complete the merger. DFSC’s certificate of incorporation and DFSC’s by-laws as in effect immediately prior to the effective time will be DFSC’s certificate of incorporation and DFSC’s by-laws upon completion of the merger.

Representations, Warranties, Covenants and Agreements

The merger agreement contains generally reciprocal customary representations and warranties of the Donegal parties and us relating to our respective businesses. We will not deem any representation or warranty untrue or incorrect as a consequence of the existence or absence of any fact, event or circumstance unless that fact, event or circumstance has had or is reasonably likely to have a material adverse effect on the party making the representation or warranty, disregarding any materiality or material adverse effect qualifications in any representations or warranties. The representations and warranties in the merger agreement will not survive the effective time of the merger.

In the merger agreement, the Donegal parties and we have made representations and warranties to each other regarding, among other things:

•	corporate matters, including due organization, qualification and authority of both DFSC and us and each of our respective subsidiaries;

•	capitalization;

•	authority relative to execution and delivery of the merger agreement and the absence of conflicts with, or violations of, such party’s organizational documents or other obligations as a result of the merger;

•	required governmental filings and consents for approval of the merger and the absence of any defaults;

•	the timely filing of reports with governmental entities, and the absence of investigations by or disputes with regulatory agencies;

•	financial statements;

•	brokers’ fees payable in connection with the merger;

•	the absence of certain material changes or events;

•	legal proceedings;

•	tax matters;

•	employee benefit plans;

•	compliance with applicable laws;

•	material contracts and the absence of defaults thereunder;

•	the absence of agreements with regulatory agencies;

•	undisclosed liabilities;

•	environmental liabilities;

•	loans and nonperforming and classified assets;

•	fiduciary accounts; and

•	allowances for loan losses.

In addition, we have made representations and warranties regarding:

•	the receipt of an opinion from our independent financial advisor;

•	real property;

•	insurance;

•	the inapplicability of state anti-takeover laws;

•	intellectual property; and

•	investment securities.

In addition, DGI made representations and warranties regarding its filings with the SEC.

We have agreed to certain customary covenants that place restrictions on us and our subsidiaries until the effective time of the merger. In general, we have agreed to:

•	conduct our business and that of our subsidiaries in the ordinary course in all material respects; and

•	use our reasonable best efforts to maintain and preserve intact our respective business organizations, employees and advantageous business relationships.

We have further agreed in the merger agreement that until the completion of the merger, except with DFSC’s prior written consent, or the merger agreement otherwise permits, we will not, among other things, undertake the following actions:

•	declare, set aside or pay any dividends or make any other distributions on any shares of our capital stock, or split, combine, reclassify, redeem, purchase or otherwise acquire any shares of our common stock or any rights, warrants or options to acquire such shares;

•	grant any stock options, restricted stock units or other equity-based awards with respect to shares of our common stock under any of our stock plans or grant any individual, corporation or other entity any right to acquire shares of our common stock or issue any additional shares of our common stock or other securities, other than the issuance of our common stock upon the exercise of our outstanding stock options;

•	amend our articles of incorporation or by-laws;

•	acquire or agree to acquire by merging or consolidating with, or by purchasing any assets or equity securities of, any business or other person or entity or otherwise acquire or agree to acquire any assets, except inventory or other similar assets in the ordinary course of business consistent with past practice or open, acquire, sell or close any of our branches;

•	sell, lease, license, mortgage or otherwise encumber any of our properties or assets other than securitizations and other transactions in the ordinary course of business consistent with past practice;

•	except for borrowings having a maturity of not more than 30 days under existing credit facilities, or renewals or extensions thereof or replacements therefor that do not increase the aggregate available borrowing amount and that do not provide for termination fees or penalties or prohibit pre-payment or provide for pre-payment penalties or contain less advantageous financial terms than existing credit facilities that are incurred in the ordinary course of business consistent with past practice or for borrowings under outstanding credit facilities in additional amounts not to exceed $1.5 million, incur any indebtedness for borrowed money, issue any debt securities or assume, guarantee, endorse or otherwise become responsible for the obligation of any person, or, other than in the ordinary course of business consistent with past practice, make any investment in any person other than our subsidiaries;

•	change in any material respect our accounting methods, principles or practices in effect as of the date of the merger agreement, except as required by changes in generally accepted accounting principles or regulatory accounting principles;

•	change in any material respect our underwriting, operating, investment, risk management or other similar policies except as required by applicable law or regulatory policies;

•	make, change or revoke any material tax election, file any material amended tax return, enter into any closing agreement with respect to a material amount of taxes, settle any material tax claim or surrender any right to a refund of a material amount of taxes;

•	other than in the ordinary course of business consistent with past practice, terminate or waive any material provision of any material contract or enter into or renew any agreement containing restrictions on our business;

•	incur any capital expenditure in excess of $100,000 individually or $250,000 in the aggregate;

•	except as required by agreements in effect on the date of the merger agreement, alter in any material respect any material interest in any business entity in which we had any ownership interest on the date of the merger agreement, other than by foreclosure or debt restructuring in the ordinary course of business;

•	agree or consent to any material agreement or material modifications of an existing agreement with any regulatory authority or governmental entity;

•	pay, discharge or settle any action, proceeding, order or investigation to which we are a party other than a monetary settlement that involves the payment of not more than $100,000 individually or $500,000 in the aggregate;

•	issue any broadly distributed communication of a general nature to our employees or customers without the prior approval of DFSC, except for communications in the ordinary course of business that do not relate to the merger or the transactions the merger agreement contemplates;

•	take any action or knowingly fail to take any action that would reasonably be expected to prevent the merger from qualifying as a reorganization for U.S. federal income tax purposes;

•	take any action that would materially impede or delay the ability of DFSC and us to obtain any regulatory approvals required for the transactions the merger agreement contemplates;

•	take any action that is intended or is reasonably likely to result in:

•	any of our representations or warranties in the merger agreement being or becoming untrue in any material respect;

•	any of the conditions precedent to DFSC’s obligations under the merger agreement not being satisfied; or

•	a violation of any provision of the merger agreement;

•	make, renew or otherwise modify any loan, loan commitment or other extension of credit to any person or entity without the approval of DFSC if the loan is classified substandard-non-accrual, doubtful or loss on our books or, if the loan is classified as substandard-non-accrual or special mention and is in an amount in excess of $1,500,000 without DFSC’s approval, or make, renew or modify any of the following loans if DFSC shall object to such loan within two business days after receiving notice thereof from UNCB:

•	an unsecured loan rated pass to any person if immediately after making such loan the person would be indebted to UNCB in an aggregate amount in excess of $500,000 on an unsecured basis;

•	a secured loan rated pass to any person if immediately after making such loan the person would be indebted to UNCB in an aggregate amount in excess of $500,000 except for a loan secured by a first mortgage on owner-occupied real estate;

•	a loan rated pass secured by an owner-occupied 1-4 single-family residence with a principal balance in excess of $500,000; or

•	any loan that does not conform with UNCB’s credit policy manual;

•	enter into, amend or renew any employment, consulting, severance or similar agreements with any of our directors, officers or employees or grant any wage or salary increase or increase any employee benefit, including discretionary or other incentive or bonus payments, except in accordance with the terms of our benefit plans, or accelerate the vesting of any unvested stock options, except for:

•	normal increases in the ordinary course of business consistent with past practice that, in the aggregate, do not exceed 3.5%, or, in the case of any one individual, 5%;

•	changes required by applicable law;

•	payments we disclosed to DFSC in a disclosure schedule to the merger agreement; and

•	severance payments pursuant to severance agreements or employment agreements we disclosed to DFSC in a disclosure schedule to the merger agreement;

•	hire or promote any officer, except to satisfy existing contractual obligations, to fill vacancies on the date of the merger agreement as disclosed by us to DFSC in a schedule to the merger agreement or to fill vacancies arising after the date of the merger agreement at a comparable level of compensation with officers whose employment is terminable at will, provided that the total annual compensation for any one such officers shall not exceed $100,000;

•	enter into any futures contract, option, interest rate cap, interest rate floor, interest rate exchange agreement or other agreement or take any other actions for the purpose of hedging the exposure of its interest-earning assets and interest-bearing liabilities to changes in market rates of interest;

•	except for the execution of the merger agreement and actions taken in accordance with the merger agreement and the performance of the merger agreement, take any action that would give rise to a right of payment to any individual under any employment agreement, severance agreement or change of control agreement;

•	make any change in policies in existence on the date of the merger agreement with regard to the extension of credit or the establishment of reserves with respect to possible loan losses or the charge-

off of losses incurred on loans, investments, asset/liability management, deposit pricing or gathering or other material banking policies except as required by changes in applicable laws or regulations or as directed by a bank regulatory agency; or

•	agree to take, make any commitment to take or adopt any resolutions of our board of directors in support of any of the foregoing prohibited actions.

The Donegal parties have agreed that until completion of the merger, except with our prior written consent or as otherwise permitted by the merger agreement, they will not, among other things, undertake the following actions:

•	take any action that is intended, or is reasonably likely, to result in:

•	any of the Donegal parties’ respective representations or warranties in the merger agreement being or becoming untrue in any material respect;

•	any of the conditions precedent to our obligations under the merger agreement not being satisfied; or

•	a violation of the merger agreement;

•	take any action that would materially impede or delay the ability of the Donegal parties or us in obtaining any necessary governmental or regulatory approvals required for the transactions the merger agreement contemplates; or

•	agree to take or make any commitment to take or allow the Donegal parties’ respective board of directors to adopt any resolutions in support of any of the foregoing prohibited actions.

The merger agreement also contains mutual covenants relating to the use of DFSC’s and our commercially reasonable efforts to complete the merger, the preparation of this proxy statement/prospectus, the preparation of the required regulatory applications and notices, the holding of our special meeting of shareholders, access to information of the other party and public announcements with respect to the transactions the merger agreement contemplates.

Declaration and Payment of Dividends

We have agreed that, until we complete the merger, we will not pay or make any dividends or distributions on our common stock unless we have received any required regulatory approval to do so. We suspended the payment of dividends on our common stock in 2008.

Agreement Not to Solicit Other Offers

We have agreed that we and our officers, directors, employees, agents and representatives will not, directly or indirectly:

•	initiate, solicit, encourage or take any action to facilitate any inquiries or proposals for any Acquisition Proposal, as defined below; or

•	enter into or participate in any discussions or negotiations with, furnish any information to or cooperate with, any person or entity seeking to make, or who has made, an Acquisition Proposal; or

•	approve, recommend or enter into any letter of intent, agreement or other commitment regarding any Acquisition Proposal.

However, prior to the effective time of the merger, we may consider and participate in discussions and negotiations with respect to a Superior Proposal, as defined below, if:

•	we have first entered into a confidentiality agreement with the party proposing the Superior Proposal with confidentiality terms no less favorable to us than those contained in our confidentiality agreement with DMIC; and

•	our board of directors concludes in good faith, after consultation with its outside legal counsel, that failure to take these actions could reasonably be expected to cause our board of directors to violate its fiduciary duties under applicable law.

We have also agreed, at least 72 hours prior to providing any information to any person or entering into any discussions or negotiations with any person, to notify DFSC in writing of the name of such person and the material terms and conditions of any such Superior Proposal. The merger agreement permits our board of directors to withdraw or qualify its recommendation of the merger with DFSC if our board of directors concludes in good faith, after consultation with our outside legal counsel and our financial advisors, that failure to take such actions could reasonably be expected to breach its fiduciary duties under applicable law.

We have agreed:

•	to notify DFSC promptly, and in any event within 24 hours, after we receive any Acquisition Proposal, or any information related to an Acquisition Proposal, which notification shall describe the Acquisition Proposal and the third party making it; and

•	to cease any discussions or negotiations existing on the date of the merger agreement with any persons with respect to any Acquisition Proposal.

As used in the merger agreement, an “Acquisition Proposal” means any inquiry, proposal, offer, regulatory filing or disclosure of an intention relating to any:

•	direct or indirect acquisition of a substantial (i.e., 20% or more) portion of the net revenues, net income or net assets of us and our subsidiaries taken as a whole;

•	direct or indirect acquisition of 10% or more of our common stock after April 19, 2010 by a person who on April 19, 2010 did not own 10% or more of our common stock;

•	direct or indirect acquisition of 5% or more of our common stock after April 19, 2010 by a person who owned 10% or more of our common stock on April 19, 2010;

•	tender offer or exchange offer that if consummated would result in any person beneficially owning 10% or more of our common stock; or

•	merger, consolidation, business combination, recapitalization, liquidation or dissolution involving us, other than our proposed merger with DFSC.

As used in the merger agreement, “Superior Proposal” means any bona fide, unsolicited written Acquisition Proposal made by a third party to acquire more than 50% of the voting power of our then outstanding shares of common stock or all or substantially all of our consolidated assets for consideration consisting of cash and/or securities, that our board of directors, in good faith, concludes, after consultation with our financial advisors and our outside legal counsel, taking into account, among other things, all legal, financial, regulatory and other aspects of the proposal and the person making the proposal, including any termination fees, expense reimbursement provisions and conditions to consummation:

•	is on terms that in the good faith judgment of our board of directors are more favorable to us than the terms of the proposed merger with DFSC;

•	for which there is either no financing contingency or the third party has received a highly confident letter with respect to all necessary funding from an investment banking firm of national standing; and

•	is reasonably capable of being completed.

Conditions to Completion of the Merger

The respective obligations of DMIC and us to complete the merger are subject to the fulfillment or waiver of certain conditions, including:

•	the adoption of the merger agreement and the approval of the merger by the affirmative vote of the holders of 80% of our outstanding shares of common stock as well as the approval of the listing on the

NASDAQ Global Select Market of the DGI Class A common stock to be used as a portion of the merger consideration;

•	the receipt and effectiveness of all governmental and other approvals, registrations and consents and the expiration of all related waiting periods required to complete the merger and, in the case of DMIC, none of the regulatory approvals shall have resulted in a materially burdensome regulatory condition;

•	the absence of any law, statute, regulation, judgment, decree, injunction or other order in effect by any court or other governmental entity that prevents, prohibits or makes illegal completion of the transactions contemplated by the merger agreement;

•	the registration statement with respect to the DGI Class A common stock to be used as part of the merger consideration in the merger shall have become effective under the 1933 Act and no stop order or proceedings for that purpose will have been initiated or threatened by the SEC;

•	we do not have delinquent loans in excess of $37.5 million as of the end of the month preceding the month in which the merger closing is scheduled to occur;

•	We shall have considered to the extent requested by DFSC and at its expense, any Regulation Z/Real Estate Settlement Program and delivered a report with respect thereto to DFSC; and

•	the truth and correctness of the representations and warranties of DFSC and us in the merger agreement and the performance by each of DFSC and us in all material respects of our respective obligations under the merger agreement and the receipt by each of DFSC and us of certificates from the other to that effect.

Neither DFSC nor we can provide assurance as to when or if all of the conditions to the merger can or will be satisfied or waived by the appropriate party. As of the date of this proxy statement/prospectus, neither DFSC nor we have any reason to believe that any of these conditions will not be satisfied.

Amendment, Waiver and Termination of the Merger Agreement

Subject to applicable law, the Donegal parties and we may amend the merger agreement by written agreement authorized by our respective boards of directors. However, after approval of the merger proposal by our shareholders, there may not be, without further approval of our shareholders, any amendment of the merger agreement that requires such further approval under applicable law. Either the Donegal parties or we may, subject to applicable law, may extend the time for the performance of any obligations or acts of the other party or waive any inaccuracies in the representations and warranties of the other party or compliance by the other party with any of the other agreements or conditions contained in the merger agreement. The merger agreement may be terminated at any time prior to closing by mutual consent and by either party in the following circumstances:

•	if any of the required regulatory approvals for the merger are denied and the denial is final and nonappealable unless the denial is due to the terminating party’s breach of its covenants in the merger agreement;

•	if the merger has not been completed by December 31, 2010, unless the failure to complete the merger by that date is due to the terminating party’s actions;

•	provided the terminating party is not then in material breach, if there is a breach of the merger agreement by the other party that would cause the failure of the closing conditions described above, unless the breach is capable of being, and is, cured within 30 days of notice of the breach; or

•	if the holders of 80% of our outstanding common stock do not adopt the merger agreement, provided that we are not in material breach of our covenant to hold our special meeting and our board of directors is not in breach of its covenant to recommend such approval.

DFSC may terminate the merger agreement at any time prior to the effective date in the following circumstances:

•	if we have breached in any material respect our obligations with respect to Acquisition Proposals and Superior Proposals as described on pages 105 through 106;

•	if we have failed to have our board of directors recommend that our shareholders adopt the merger agreement, or if our board of directors has withdrawn or modified its recommendation in a manner adverse to DFSC;

•	if our board of directors shall have recommended the approval of an Acquisition Proposal; or

•	if we have breached in any material respect our obligation to hold our special meeting.

The merger agreement also provides us with certain rights to terminate the merger agreement in connection with a Superior Proposal.

Expenses and Fees

In general, each of DFSC and we will be responsible for all expenses each of us incurs in connection with the negotiation and completion of the transactions the merger agreement contemplates. However, DFSC and we will share equally the costs and expenses of printing and mailing this proxy statement/prospectus, and all filing and other fees paid to the SEC in connection with the merger.

Litigation Relating to the Merger

As of June 15, 2010, we became aware that a complaint had been filed in the Court of Common Pleas of Lancaster County, Pennsylvania against us, each of our directors and the Donegal parties. The complaint includes allegations that our board of directors violated their fiduciary duties to our shareholders to obtain the highest price by agreeing to certain provisions in the merger agreement regarding competing offers.

The allegations in the complaint seek equitable relief in the form of an injunction enjoining the consummation of the merger or, if the merger is consummated, the rescission of the merger for unspecified monetary damages, in addition to costs and disbursements and legal fees. Both DGI and UNNF believe the allegations in the complaint are factually incorrect and do not properly state a cause of action under Pennsylvania law. DGI and UNNF intend to defend the complaint vigorously and believe they have meritorious defenses.

Effect of Termination; Termination Fee; Expenses

If the merger agreement is terminated, it will become void, and there will be no liability on the part of any Donegal party or us, except that:

•	termination will not relieve a breaching party from liability for its willful breach giving rise to the termination; and

•	the confidentiality agreement between DMIC and UNNF will survive termination.

The merger agreement obligates us to pay DFSC a break-up fee of $800,000 in the following circumstances:

•	if DFSC terminates the merger agreement because we have breached our obligation not to initiate, solicit or encourage any third parties to make an Acquisition Proposal or otherwise breached our obligations with respect to Acquisition Proposals or Superior Proposals in a manner adverse to DFSC, our board of directors fails to make or withdraws its recommendation of the merger proposal or we fail to hold our special meeting;

•	if we terminate the merger agreement and accept an Acquisition Proposal that is a Superior Proposal and, after giving DFSC an opportunity to adjust the terms of the merger agreement such that the

Acquisition Proposal no longer remains a Superior Proposal, the Acquisition Proposal remains a Superior Proposal;

•	the termination of the merger agreement following the commencement of a tender offer or exchange offer for 25% or more of our common stock and we have not sent to our shareholders, within 10 days after the commencement of such offer, a statement that our board of directors recommends the rejection of such tender offer or exchange offer; or

•	the occurrence of any of the following events within 18 months after termination of the merger agreement, provided that a third party makes a proposal to acquire us after April 19, 2010 and does not withdraw it prior to termination of the merger agreement:

•	enter into an agreement to merge with or be acquired by that third party;

•	that third party acquires substantially all of our assets; or

•	that third party acquires more than 50% of our common stock.

The Donegal parties and we have also agreed that if either the Donegal parties or we breach our respective representations, warranties, covenants or agreements in the merger agreement, which breach could reasonably be expected to result in a material adverse effect and which breach cannot be or is not cured, the breaching party, assuming the other party is not also in material breach of its obligations under the merger agreement, will pay the out-of-pocket expenses, including fees and expenses of legal counsel, financial advisors and accountants, of the non-breaching party, up to a maximum of $500,000. If we are liable for the payment of the break-up fee, we will not be liable for the payment of the Donegal parties’ out-of-pocket expenses.

Employee Benefit Plans

The merger agreement provides that our employee benefit plans other than those plans that provide for the purchase of our common stock will continue in effect without material change after the merger. DGI intends to offer to our employees the existing DGI plans that provide its employees with rights to purchase DGI Class A common stock.

ACCOUNTING TREATMENT

DFSC will account for the merger as a “purchase,” as that term is used under GAAP, for accounting and financial reporting purposes. Under acquisition accounting, DFSC will record our assets, including our identifiable intangible assets and liabilities, including executory contracts and other commitments, as of the effective time of the merger at their respective fair values and add such items to its balance sheet. DFSC will record any excess of the purchase price over the fair values as goodwill. Financial statements of DFSC issued after the merger will reflect these fair values and our results of operations from the date of acquisition.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

The following discussion summarizes the material U.S. federal income tax consequences of the merger that are generally applicable to holders of our shares. This discussion is based on the Code, judicial decisions and administrative regulations and interpretations in effect as of the date of this proxy statement/prospectus, all of which are subject to change, possibly with retroactive effect. Accordingly, the U.S. federal income tax consequences of the merger to the holders of our shares could differ from those described below.

The discussion assumes that you hold your shares as a capital asset. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to holders of our shares in light of their particular circumstances, nor does it address the U.S. federal income tax consequences to shareholders that are subject to special rules under U.S. federal income tax law, including:

•	dealers in securities or foreign currencies;

•	tax-exempt organizations;

•	foreign persons;

•	financial institutions or insurance companies;

•	shareholders who have a “functional currency” other than the U.S. dollar;

•	shareholders who own their shares indirectly through partnerships, trusts, or other entities that may be subject to special treatment;

•	shareholders all or part of whose DGI Class A common stock received in the merger will be subject to forfeiture provisions;

•	shareholders who acquired their shares in connection with stock options or stock purchase plans or other compensatory transactions; and

•	shareholders who hold their shares as a hedge or as part of a straddle, constructive sale, conversion transaction, or other risk management transaction.

In addition, this discussion does not address the U.S. federal income tax consequences of any transaction other than those affecting our shareholders resulting from the merger. In addition, this discussion does not address any tax consequences of the merger under foreign, state or local law or U.S. federal estate and gift tax laws. We have not and will not request or obtain any ruling from the Internal Revenue Service regarding any matter relating to the merger. We cannot provide any assurance that the Internal Revenue Service will not assert, or that a court will not sustain, a position contrary to any aspect of this discussion. We urge holders to consult their own tax advisors as to the U.S. federal income tax consequences of the merger, as well as the effects of state, local and foreign tax laws in light of their own situations.

We expect that the merger will be a fully taxable transaction for United States federal income tax purposes. As a result, a UNNF shareholder will generally recognize gain or loss as a result of the merger in an amount equal to the difference between the amount of cash plus the fair market value, determined at the effective time of the merger, of the DGI Class A common stock such shareholder receives and such shareholder’s tax basis in UNNF common stock surrendered in the merger. A shareholder will determine gain or loss separately for each block of shares (that is, shares acquired at the same price per share in a single transaction) surrendered for cash and DGI Class A common stock pursuant to the merger. Such gain or loss will be a long-term capital gain or loss if the holder’s holding period is greater than one year as of the effective time of the merger. The maximum federal income tax rate on net long-term capital gain recognized by individuals is 15% under current law. The maximum federal income tax rate on net long-term capital gain recognized by a corporation is 35%. Capital losses are subject to limitations on deductibility for both corporations and individuals.

The tax basis of DGI Class A common stock received in the merger will equal the fair market value of the stock at the effective time of the merger, and the holder’s holding period for the DGI Class A common stock received will begin on the day after the date of the effective time of the merger. Gain or loss realized upon any subsequent sale or other taxable disposition of the DGI Class A common stock received in the merger will equal the difference between the holder’s tax basis in the DGI Class A common stock at the time of that subsequent disposition and the amount realized on the disposition.

Under Pennsylvania law, UNNF shareholders have the right to dissent from the merger and receive payment in cash for the fair value of their UNNF common stock. If a UNNF shareholder receives cash pursuant to the exercise of such appraisal rights, such shareholder generally will recognize gain or loss in an amount equal to the difference between the cash received and such holder’s tax basis in its UNNF common stock. Such gain or loss will be a long-term capital gain or loss if the shareholder’s holding period is greater than one year as of the effective time of the merger. UNNF shareholders who exercise appraisal rights are urged to consult their own tax advisors.

Non-corporate holders of our shares may be subject to information reporting and backup withholding at a rate of 28% on any cash payments received. Generally, backup withholding will not apply, however, if a holder of our shares:

•	furnishes a correct taxpayer identification number and certifies that such holder is not subject to backup withholding on the substitute Form W-9 or successor form included in the letter of transmittal you will receive; or

•	is otherwise exempt from backup withholding.

Any amounts withheld under the backup withholding rules will generally be allowed as a refund or credit against a holder’s U.S. federal income tax liability, provided the required information is furnished to the Internal Revenue Service.

THE PRECEDING DISCUSSION IS INTENDED ONLY AS A SUMMARY OF CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER AND DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OR DISCUSSION OF ALL OF THE MERGER’S POTENTIAL TAX EFFECTS. WE URGE UNNF SHAREHOLDERS TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING TAX RETURN REPORTING REQUIREMENTS, AND THE APPLICABILITY AND EFFECT OF FEDERAL, STATE, LOCAL AND OTHER APPLICABLE TAX LAWS.

DESCRIPTION OF DGI STOCK

General

DGI is authorized to issue 2,000,000 shares of preferred stock, par value $1.00 per share, of which no shares were outstanding as of March 31, 2010, 30,000,000 shares of Class A common stock, par value $.01 per share, of which 19,924,944 shares were issued and outstanding as of March 31, 2010 and 10,000,000 shares of Class B common stock, par value $0.01 per share, of which 5,576,775 shares were issued and outstanding as of March 31, 2010. DGI Class A common stock and DGI Class B common stock are both traded on the NASDAQ Global Select Market under the symbol “DGICA” and “DGICB,” respectively. The transfer agent and registrar for DGI Class A common stock and DGI Class B common stock is Computershare Trust Company. Except as described below with respect to dividends and voting rights, shares of DGI Class A common stock and DGI Class B common stock are identical in all respects. As of March 31, 2010, DGI had reserved approximately 3.3 million shares of DGI Class A common stock for issuance under employee stock plans.

DGI Class A Common Stock and DGI Class B Common Stock

The following is a materially complete summary of the rights, preferences and limitations of DGI’s Class A common stock and Class B common stock.

Voting and Other Rights.  The holders of DGI Class A common stock are entitled to one-tenth of a vote per share on any matter submitted to a vote of the shareholders of DGI, while the holders of DGI Class B common stock are entitled to one vote per share on any matter submitted to a vote of the shareholders of DGI. Except as required by the DGCL or DGI’s certificate of incorporation, the holders of DGI Class A common stock and DGI Class B common stock vote together as a single class on all matters submitted to a vote of the shareholders of DGI.

Under DGI’s certificate of incorporation and the DGCL, at any election of directors, those nominees receiving the highest number of votes cast for the number of directors to be elected will be elected as directors. Because DGI’s certificate of incorporation does not authorize cumulative voting in the election of directors, DMIC, as the holder of approximately 66% of the aggregate voting power of DGI’s Class A common stock and DGI’s Class B common stock, has the power to control the election of all of the members of DGI’s board of directors, and the holders of the remainder of the outstanding shares of DGI Class A common stock and DGI Class B common stock will not be able to cause the election of any director of DGI.

Under DGI’s certificate of incorporation and the DGCL, only the affirmative vote of the holders of a majority in voting power represented by the DGI Class A common stock and the DGI Class B common stock, voting as a single class, is required to amend DGI’s certificate of incorporation, to authorize additional shares of capital stock of any class, to approve any merger or consolidation of DGI with or into any other corporation or the sale of all or substantially all of DGI’s assets or to approve the dissolution of DGI.

Under the DGCL, the holders of DGI Class A common stock or DGI Class B common stock are entitled to vote as a separate class on any proposal to change the par value of such class or to alter or change the rights, preference and limitations of such class in a way that would adversely affect any such rights of such class.

Merger and Consolidation.  In the event of a merger, consolidation or liquidation, holders of DGI Class A common stock and DGI Class B common stock are entitled to receive pro rata any assets legally available for distribution to shareholders with respect to shares held by them, subject to any prior rights of the holders of any DGI preferred stock then outstanding.

Neither DGI Class A common stock nor DGI Class B common stock has any preemptive rights, redemption privileges, sinking fund privileges or conversion rights. All outstanding shares of DGI Class A common stock and DGI Class B common stock are validly issued, fully paid and nonassessable.

Dividends and Distributions.  The holders of DGI Class A common stock are entitled to receive such dividends or distributions as the DGI board of directors may declare out of funds legally available for such payments. Each share of DGI Class A common stock outstanding at the time of any dividend or distribution payable in cash upon the outstanding shares of DGI Class B common stock is entitled to a cash dividend or distribution payable at the same time and to shareholders of record as of the same date in an amount that is at least 10% greater than any dividend or distribution declared upon the shares of Class B common stock. The payment of distributions by DGI is subject to the restrictions of Delaware law applicable to the declaration of distributions by a business corporation. A corporation generally may not authorize and make distributions if, after giving effect thereto, it would be unable to meet its debts as they become due in the usual course of business or if the corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be needed, if it were to be dissolved at the time of distribution, to satisfy claims upon dissolution of shareholders who have preferential rights superior to the rights of the holders of its common stock. In addition, the payment of distributions to shareholders is subject to any prior rights of any then outstanding DGI preferred stock. Stock dividends, if any are declared, may be paid from authorized but unissued shares.

The ability of DGI to pay distributions is affected by the ability of its subsidiaries to pay dividends. The ability of DGI’s subsidiaries, as well as of DGI, to pay dividends in the future is influenced by bank and insurance company regulatory requirements and capital guidelines.

DGI Preferred Stock

General.  DGI is authorized to issue 2,000,000 shares of preferred stock, par value $1.00 per share, of which no shares were outstanding as of March 31, 2010. The DGI board of directors has the authority to issue DGI preferred stock in one or more series and to fix the dividend rights, dividend rates, liquidation preferences, conversion rights, voting rights, rights and terms of redemption, including sinking fund provisions and the number of shares constituting any such series, without any further action by the shareholders of DGI unless such action is required by applicable rules or regulations or by the terms of any other outstanding series of DGI preferred stock. Any shares of DGI preferred stock that may be issued may rank prior to shares of DGI Class A common stock or Class B common stock as to payment of dividends and upon liquidation.

COMPARISON OF SHAREHOLDER RIGHTS

Summary

We are incorporated under the laws of the Commonwealth of Pennsylvania, while DGI is incorporated under the laws of the State of Delaware. After the merger, you will become shareholders of DGI and DGI’s certificate of incorporation, by-laws and the DGCL will govern your rights as a shareholder of DGI. The following summary discusses differences between DGI’s certificate of incorporation and by-laws and our articles of incorporation and by-laws and the differences between the PBCL and the DGCL. The merger will not change DGI’s certificate of incorporation and by-laws. For information as to how to get the full text of each party’s respective articles of incorporation or by-laws, see “Where You Can Find More Information” beginning on page v.

The following summary is not intended to be a complete statement of the material differences affecting the rights of our shareholders who become DGI shareholders, but rather summarizes the more significant differences affecting the rights of such shareholders. The summary is qualified in its entirety by reference to the articles of incorporation and by-laws of DGI, our articles of incorporation and by-laws and applicable laws and regulations.

	DGI	UNNF

Board of Directors Size of Board	Currently fixed by the by-laws at not less than seven nor more than 12.	Currently has nine directors , but the bylaws authorize the board to change this number to not less than seven or more than 25.
Classification	Divided into three classes as nearly equal as possible with each class serving a staggered three-year term.	Divided into three classes as nearly equal as possible, with each class serving a staggered three-year term.
Removal of Director	Delaware law provides that directors may be removed with or without cause by holders of a majority of the shares which would be entitled to vote at an election of directors, unless the board is classified.	Under Pennsylvania law, the entire board of directors, a class or a director can only be removed for cause and not by less than a majority of the votes entitled to be cast on the matter.
Vacancies	By-laws provide that vacancies on the DGI Board may be filled by the remaining directors or the shareholders may do so at a special meeting.	Bylaws provide that vacancies may be filled by the remaining directors.
Limitation of Director Liability
Delaware law permits a corporation to limit a director’s personal liability, with certain specified exceptions. The corporation’s certificate of incorporation must set forth any such limitation.

The certificate of incorporation of DGI specifically eliminates a director’s personal liability for monetary damages unless the director has breached his or her duty of loyalty to the corporation or its shareholders, or has taken actions which were not in good faith or which constituted intentional misconduct or a knowing violation of the law. In addition, the limitation of liability will not apply to a declaration of an improper dividend, to an improper redemption of stock or to any transaction from which the director derived an improper personal benefit.

Pennsylvania law permits a corporation to limit a director’s personal liability, with certain specified exceptions. The corporation’s. bylaws must set forth any such limitation.

The articles of incorporation and bylaws of UNNF eliminate a director’s liability to the fullest extent permitted by Pennsylvania law. Under Pennsylvania law, a director is not liable for monetary damages for any action taken or omitted unless the director breaches or fails to perform his or her duties and the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness. Under Pennsylvania law, a director also remains, personally liable where the responsibility or liability is under any criminal statute or is for the nonpayment of taxes under federal, state or local law.

	DGI	UNNF

Indemnification of Directors and Officers General	Delaware law permits a corporation to indemnify any person involved in a third party action because of such person’s service as an officer, director or employee of the corporation, against expenses incurred and amounts paid in such an action (and against expenses incurred in any derivative action), if such person acted in good faith and reasonably believed that his actions were in, or not opposed to, the best interests of the corporation. In a criminal proceeding, such person is also required not to have had reasonable cause to believe that his conduct was unlawful. A corporation may advance expenses incurred in defending any action as long as the person agrees to repay the amount advanced if it is ultimately determined that such person is not entitled to indemnification.	The relevant provisions of Pennsylvania law are essentially the same as those of Delaware law.
Expenses in Derivative Actions	In general, Delaware law does not permit a corporation to indemnify a person for expenses in a derivative action if the person has been adjudged liable to the corporation, unless a court finds such person entitled to such indemnification. If, however, the person has successfully defended a third party or derivative action, the corporation is required to provide indemnification for expenses incurred.	The relevant provisions of Pennsylvania law are essentially the same as those of Delaware law.
Exclusion of Other Rights	The statutory provisions for indemnification do not exclude any other rights a person seeking indemnification may have under any by-law, agreement, vote of shareholders, vote of disinterested directors or otherwise.	The relevant provisions of Pennsylvania law are essentially the same as those of Delaware law.

	DGI	UNNF

Amendment to Charter	Delaware law provides that the holders of a majority of the outstanding shares of each class of stock entitled to vote must approve any charter amendment.	Unless a corporation’s articles of incorporation require a greater percentage, Pennsylvania law only requires the affirmative vote of a majority of the votes of each class of shares actually cast on a proposed amendment at a meeting at which a quorum is present. Pennsylvania law also does not require shareholder approval of certain non-material amendments to the articles of incorporation. However, the articles of incorporation of UNNF require the approval of the holders of 80% of the votes entitled to be cast in order to amend the provisions in the UNNF articles relating to any merger, consolidation, liquidation or dissolution or any action that would result in the sale as other disposition of all or substantially all of the assets of UNNF.
Mergers and Other Fundamental Transactions	Delaware law provides that the holders of a majority of the shares entitled to vote must approve any fundamental corporate transactions such as mergers, sales of all or substantially all of the corporation’s assets, dissolutions, etc. A corporation may increase the minimum percentage vote required, but the certificate of incorporation of DGI does not contain any super-majority vote requirements to approve any fundamental corporate transaction.	A corporation may increase the minimum percentage vote required, and the articles of incorporation of UNNF require the vote of the holders 80% of UNNF’s outstanding shares to approve any fundamental transactions.
Authorized Capital Stock	The DGI certificate of incorporation authorizes the issuance of up to 30,000,000 shares of Class A common stock, par value $.01 per share, 10,000,000 shares of Class B common stock, par value $.01 per share and 2,000,000 shares of preferred stock, par value $1.00 per share. As of March 31, 2010, 19,924,944 shares of Class A common stock and 5,576,775 shares of Class B common stock no shares of preferred stock were issued and outstanding.	The UNNF articles of incorporation authorize the issuance of up to 20,000,000 shares of common stock, par value $.25 per share and up to 5,000 shares of preferred stock, par value $1.00 per share. As of March 31, 2010, approximately 2,742,395 shares of common stock and 1,275 shares of Class A preferred stock were issued and outstanding.

	DGI	UNNF

Dividends	Delaware law permits a corporation to pay dividends out of surplus, which is the excess of net assets of the corporation over capital, or, if the corporation does not have adequate surplus, out of net profits for the current or immediately preceding fiscal year, unless the net assets are less than the capital of any outstanding preferred stock.	Pennsylvania law permits a corporation to pay dividends unless doing so would make the corporation unable to pay its debts as they become due in the ordinary course of business, or unless, as a result of paying such dividends, the corporation’s total assets would be less than its total liabilities plus the amount that would be needed to pay the holders of shares having a liquidation preference if the corporation were dissolved.
Stock Repurchases	Under Delaware law, a corporation may not purchase or redeem its own shares if its capital is impaired or if the purchase or redemption would cause its capital to be impaired. However, a Delaware corporation may purchase or redeem preferred shares out of capital if the shares will then be retired, reducing the capital of the corporation.	Pennsylvania law permits a corporation to redeem any and all classes of its shares and treats such redemption or repurchase like a dividend distribution, subject to the same limitations described under “— Dividends” above.
Election of Directors	Delaware law permits shareholders to cumulate their votes and either cast them for one candidate or distribute them among two or more candidates in the election of directors only if expressly authorized in a corporation’s charter. The DGI certificate of incorporation does not expressly authorize cumulative voting.	Pennsylvania law automatically gives shareholders cumulative voting rights unless a corporation’s articles of incorporation provide otherwise. The UNNF articles of incorporation expressly prohibit cumulative voting.
Appraisal or Dissenters’ Rights	Delaware law does not afford appraisal rights to holders of shares that are either listed on a national securities exchange, quoted on NASDAQ or held of record by more than 2,000 shareholders, provided that such shares will be converted solely into cash in lieu of fractional shares or into stock of the surviving corporation or another corporation, which corporation in either case must also be listed on a national securities exchange, quoted on NASDAQ or held of record by more than 2,000 shareholders. In addition, Delaware law denies appraisal rights to shareholders of the surviving corporation in a merger if the surviving corporation’s shareholders are not required to approve the merger.
Pennsylvania law is similar to Delaware law with respect to appraisal rights.

The definition of “fair value” in payment for shares upon exercise of appraisal or dissenters’ rights is substantially similar under both states’ laws.

Any valuation methods that are generally acceptable in the financial community may be used.

	DGI	UNNF

Amendments to By-laws
If the certificate of incorporation of a Delaware company gives the board of directors the power to amend the by-laws, which the DGI certificate does, Delaware law does not limit the board’s power to make changes in the by-laws.

Under Delaware law, shareholders may amend a corporation’s by-laws at any meeting, without the consent of the board of directors. However, Article 12 of DGI’s by-laws provides that shareholders may only amend DGI’s by-laws at any meeting if the notice of that meeting contains a statement with respect to the proposed amendment.
With the approval of the holders of 80% of the outstanding common stock of UNNF or by a majority vote of its board of directors, UNNF may amend its bylaws. Under Pennsylvania law, a copy or summary of any proposed amendment must be included with the notice of the meeting.
Action by Written Consent	Delaware law permits a majority of shareholders to act by written consent, without a meeting, unless a corporation’s charter provides otherwise. DGI’s charter does not prohibit the shareholders from acting by written consent.	Under Pennsylvania law, shareholders of a registered corporation, such as UNNF, may act without a meeting by less than unanimous consent only if permitted by the corporation’s articles of incorporation. UNNF’s articles currently do not permit such action.
Annual Meeting of Shareholders

Held on the third Thursday in April.

If an annual meeting for the election of directors is not held on a designated date, Delaware law requires the directors to cause the meeting to be held as soon thereafter as convenient. If they fail to do so for a period of 30 days after the designated date, or if no date has been designated for a period of 13 months after the organization of the corporation or after its last annual meeting, then, upon application of any shareholder or director, the Court of Chancery may order a meeting to be held.

Held no later than May 31 of each year.

Under Pennsylvania law, if the annual meeting for the election of directors is not called and held within six months after the designated time, any shareholder may call such meeting at any time thereafter without application to any court.

	DGI	UNNF

Special Meeting of Shareholders	Delaware law permits the board of directors or any other person authorized by a corporation’ s charter or by-laws to call a special meeting of shareholders. The DGI by-laws permit its president and the board of directors to call a special meeting of shareholders. The DGI by-laws also require its board of directors to call a special meeting of shareholders upon the written request of shareholders entitled to cast at least one-fifth of the votes which all shareholders are entitled to cast.	Pennsylvania law permits the board of directors or any other person authorized by a corporation’s articles or bylaws to call a special meeting of shareholders. Pennsylvania law, however, explicitly states that shareholders of a registered corporation, such as UNNF, do not have a statutory right to call special meetings, except that an interested shareholder may call a meeting in order to seek approval of a business combination between the corporation and such interested shareholder. Under UNNF’s bylaws, the chairman of the board, the president, the executive vice president, if any, a majority of the board of directors or of its executive committee or holders of 35% of the outstanding common stock of UNNF may call a special meeting of shareholders.
Advance Notice Requirements for Shareholder Nominations and Other Business	A shareholder wishing to nominate directors or bring other business before an annual meeting of DGI shareholders must give notice not less than 90 nor more than 120 days before the first anniversary of the day written notice of the previous year’s meeting was given as long as it is brought within 10 days of the date DGI makes such a public announcement. A shareholder wishing to nominate directors at a special meeting of DGI shareholders must deliver notice within 10 days after DGI publicly announces the special meeting.	A shareholder wishing to nominate directors at an annual meeting of UNNF shareholders must provide written notice at least 60 days before the anniversary date of the prior year’s meeting.
Rights of Inspection	Under Delaware law, a shareholder may inspect a corporation’s books and records during normal business hours as long as such inspection is for a proper purpose, and as long as the shareholder has made proper written demand stating the purpose of the inspection. A proper purpose is any purpose reasonably related to the interests of the inspecting person as a shareholder.	Under Pennsylvania law, a shareholder may inspect a corporation’s books and records during normal business hours as long as such inspection is for a proper purpose, and as long as the shareholder has made proper written and verified demand stating the purpose of the inspection. A proper purpose is any purpose reasonably related to the interests of the inspecting person as a shareholder.
Case Law	There is a substantial body of case law in Delaware interpreting the corporation laws of that state.	Pennsylvania does not have a comparable body of judicial interpretation.

	DGI	UNNF

Court Systems	Delaware has established a system of Chancery Courts to adjudicate matters arising under the DGCL.	Pennsylvania has not established an equivalent court system and matters arising under the PBCL are adjudicated by general state courts.

General

Both Delaware and Pennsylvania law provide that the board of directors has the ultimate responsibility for managing the business and affairs of a corporation. In discharging this function, directors of Pennsylvania and Delaware corporations owe fiduciary duties of care and loyalty to the corporations they serve. Directors of Delaware corporations also owe fiduciary duties of care and loyalty to shareholders.

The fiduciary duty provisions included in Pennsylvania law, which apply to us, may provide significantly broader discretion, and increased protection from liability, to directors in exercising their fiduciary duties, particularly in the context of a change in control.

The following summarizes certain aspects of Delaware and Pennsylvania law as they relate to fiduciary duties of directors:

Standard of Care

Delaware courts have held that the directors of a Delaware corporation are required to exercise an informed business judgment in performing their duties. An informed business judgment means that the directors have informed themselves of all material information reasonably available to them. Delaware courts have also imposed a heightened standard of conduct on directors in matters involving a contest for control of the corporation.

A director of a Pennsylvania business corporation stands in a fiduciary relationship to the corporation (unlike in Delaware, where a director also stands in a fiduciary relationship to shareholders) and must perform his or her duties as a director in good faith, in a manner he or she reasonably believes to be in the best interests of the corporation and with such care, including reasonable inquiry, skill and diligence, as a person of ordinary prudence would use under similar circumstances.

Justifiable Reliance

A director of a Delaware corporation, in performing his or her duties, is fully protected in relying, in good faith, upon the records of the corporation and upon such information, opinions, reports or statements presented to the corporation by any of the corporation’s officers or employees, or by committees of the board of directors, or by any other person as to matters the director reasonably believes are within such other person’s professional or expert competence. Such person must also have been selected with reasonable care by or on behalf of the corporation.

In performing his or her duties, a director of a Pennsylvania business corporation is entitled to rely, in good faith, on information, opinions, reports or statements (including financial statements and other financial data) prepared or presented by any of the following:

•	officers or employees of the corporation, so long as the director reasonably believes them to be reliable and competent in the matters presented;

•	counsel, public accountants, investment bankers or other persons as to matters which the director reasonably believes to be within the professional or expert competence of such persons; and

•	a duly designated committee of the board which the director reasonably believes merits confidence and upon which the director does not serve, but only as to matters within the committee’s designated authority.

However, a director will not be considered to be acting in good faith if he or she has knowledge concerning the matter in question which would cause such reliance to be unwarranted.

Consideration of Factors

Delaware law does not contain any statutory provision permitting the board of directors, committees of the board and individual directors, when discharging their duties, to consider the interests of any constituencies other than the corporation or its shareholders.

Pennsylvania law, on the other hand, provides that in discharging their duties, the board of directors, committees of the board and individual directors may, in considering what is in the best interests of the corporation, consider, to the extent they deem appropriate:

•	the effects of any action upon any groups affected by such action, including shareholders, employees, suppliers, customers and creditors of the corporation, and on communities served by the corporation;

•	the corporation’s short-term and long-term interests, including benefits which may accrue to the corporation from its long-term plans and the possibility that these interests may be best served by the corporation’s continued independence;

•	the resources, intent and conduct (past, stated and potential) of any person seeking to acquire control of the corporation; and

•	all other pertinent factors.

Under current Delaware law, it is unclear whether the board of directors, committees of the board and individual directors of a Delaware corporation may, in considering what is in the corporation’s best interests or what the effects of any action on the corporation may be, take into account the interests of any constituency other than the corporation’s shareholders. In contrast to Delaware law, Pennsylvania law provides that a director owes a duty only to the corporation and not to the shareholders, and in considering what is in the best interests of the corporation, may choose to subordinate the interests of shareholders to the interests of employees, suppliers, customers or creditors of the corporation or to the interests of the communities served by the corporation.

In addition, the duty of the board of directors, committees of the board and individual directors of a Delaware corporation may be enforced directly by the corporation, or may be enforced by a shareholder, as such, by an action in the right of the corporation, or may be enforced directly by a shareholder or by any other person or group. In contrast, the duty of the board of a Pennsylvania corporation may not be enforced directly by a shareholder.

Specific Applications

Delaware courts have imposed a heightened standard of conduct upon directors of a Delaware corporation who take any action designed to defeat a threatened change in control of the corporation. The heightened standard has two elements. First, the board must demonstrate some basis for concluding that a proper corporate purpose is served by implementation of any defensive measure, and, second, that measure must be reasonable in relation to the perceived threat posed by the change in control.

The fiduciary duty of directors of a Pennsylvania corporation does not require them to act solely because of the effect such action might have on an acquisition or potential or proposed acquisition of control of the corporation or on the consideration which might be offered or paid to shareholders in such an acquisition. In particular, directors of a Pennsylvania corporation are not required to redeem rights under any shareholder rights plan, and under existing case law, have the statutory authority under Pennsylvania law simply to reject a potential or proposed acquisition of the corporation’s shares.

In addition, under Delaware law, unlike under Pennsylvania law, when the board of directors approves the sale of a corporation, the board of directors may have a duty to obtain the highest value reasonably available to the shareholders.

Also, our articles of incorporation contain provisions that allow the board of directors to oppose a tender or other offer for our securities, whether the offer is in cash or in the securities of a corporation or otherwise. Our board of directors may consider any relevant, germane or pertinent issue when considering whether to oppose an offer, including:

•	whether the offer price is acceptable based on historical and present operating results or financial condition;

•	whether a more favorable price could be obtained;

•	the social and economic effects of the offer or transaction;

•	the reputation and business practice of the offeror and its management;

•	the value of the securities that the offeror is offering in exchange;

•	the business and financial condition and earnings prospects of the offeror; and

•	any antitrust or other legal or regulatory issues that are raised by the offer.

If our board of directors determines that an offer should be rejected, it may take any lawful action to accomplish its purpose.

Presumption

Under Delaware law, there is a presumption that the directors of a Delaware corporation acted on an informed basis, in good faith and in the honest belief that their actions were in the best interest of the corporation. This presumption may be overcome, however, if a preponderance of the evidence shows that the directors’ decision involved a breach of fiduciary duty such as fraud, overreaching, lack of good faith, failure of the board to inform itself properly or actions by the board to entrench itself in office.

Under Pennsylvania law, unless there is a breach of fiduciary duty, a lack of good faith or self-dealing (in other words, entering into a contract or transaction with a director or an entity in which a director has a financial or other interest), there is a presumption that any act of the board of directors, any committee of the board or any individual director is in the corporation’s best interest. No higher burden of proof or greater obligation to justify applies to any act relating to or affecting an acquisition or a potential or proposed acquisition of control of the corporation than to any other action.

Pennsylvania law presumes any board action relating to an acquisition or potential or proposed acquisition of control that a majority of the corporation’s “disinterested directors” approve to satisfy the statutory duty of care under Pennsylvania law, unless there is clear and convincing evidence that the disinterested directors did not assent to such act in good faith, after reasonable investigation. Disinterested directors are those who are not affiliated with the person seeking control and are not officers or employees of the corporation.

Anti-Takeover Laws

Section 203 of the DGCL contains certain “anti- takeover” provisions that apply to a Delaware corporation, unless the corporation elects not to be governed by such provisions in its certificate of incorporation or bylaws. Neither the certificate of incorporation nor the bylaws of DGI contain such an election. Thus, Section 203 applies to DGI. Section 203 precludes a corporation from engaging in any “business combination” with any person that owns 15% or more of its outstanding voting stock for a period of three years following the time that such shareholder obtained ownership of more than 15% of the outstanding voting stock of the corporation. A business combination includes any merger, consolidation or sale of substantially all a corporation’s assets.

The three-year waiting period does not apply, however, if any of the following conditions are met:

•	the board of directors of the corporation approved either the business combination or the transaction which resulted in such shareholder owning more than 15% of such stock before the shareholder obtained ownership of more than 15% of the corporation’s stock;

•	once the transaction which resulted in the shareholder owning more than 15% of the outstanding voting stock of the corporation is completed, such shareholder owns at least 85% of the voting stock of the corporation outstanding at the time that the transaction commenced; or

•	at or after the time the shareholder obtains more than 15% of the outstanding voting stock of the corporation, the board of directors approves the business combination and the shareholders authorized the business combination at an annual or special meeting of shareholders (and not by written consent) by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the acquiring shareholder.

In addition, Section 203 does not apply to any person who became the owner of more than 15% of a corporation’s stock if it was as a result of action taken solely by the corporation. Section 203 also does not apply to the corporation itself or to any of the corporation’s majority-owned subsidiaries.

Chapter 25 of the PBCL contains several anti-takeover provisions that apply to registered corporations such as us.

Section 2538 of the PBCL, which is similar to Section 203 of the DGCL, requires shareholder approval for certain transactions between a registered corporation and an interested shareholder, which generally is a shareholder who owns 20% of the stock entitled to vote in an election of directors. Section 2538 applies if an interested shareholder, together with anyone acting jointly with such shareholder and any affiliates of such shareholder:

•	is to be a party to a merger or consolidation, a share exchange or certain sales of assets involving the corporation or one of its subsidiaries;

•	is to receive a disproportionate amount of any of the securities of any corporation which survives or results from a division of the corporation;

•	is to be treated differently from others holding shares of the same class in a voluntary dissolution of such corporation; or

•	is to have his or her percentage of voting or economic share interest in such corporation materially increased relative to substantially all other shareholders in a reclassification.

In such a case, the affirmative vote of the holders of shares representing at least a majority of the votes that all shareholders are entitled to cast is required to approve the proposed transaction. Shares held by the interested shareholder are not included in calculating the number of shares entitled to be cast, and the interested shareholder is not entitled to vote on the transaction. This special voting requirement does not apply if the proposed transaction has been approved in a prescribed manner by the corporation’s board of directors or if the transaction satisfies certain other conditions, including conditions relating to the amount of consideration to be paid to certain shareholders.

Section 2555 of the PBCL may also apply to a transaction between a registered corporation and an interested shareholder, even if Section 2538 also applies. Section 2555 prohibits a corporation from engaging in a business combination with an interested shareholder unless one of the following conditions is met:

•	the board of directors has previously approved either the proposed transaction or the interested shareholder’s acquisition of shares;

•	the interested shareholder owns at least 80% of the stock entitled to vote in an election of directors and, no earlier than three months after the interested shareholder reaches the 80% level, the majority of the remaining shareholders approve the proposed transaction, the shareholders receive a minimum “fair price” for their shares in the transaction and the transaction meets other conditions of Section 2556 of the PBCL;

•	holders of all outstanding common stock approve the transaction;

•	no earlier than five years after the interested shareholder became an interested shareholder, a majority of the remaining shares entitled to vote in an election of directors approve the transaction; or

•	no earlier than five years after the interested shareholder became an interested shareholder, a majority of all the shares approve the transaction, all shareholders receive a minimum fair price for their shares, and certain other conditions are met.

Pennsylvania law deems a person or group of persons acting in concert that holds 20% of the shares of a registered corporation entitled to vote in the election of directors to be a control group. A shareholder who objects to the transaction that makes the control group a control group can, under procedures set forth in the PBCL, require the control group to purchase his or her shares at “fair value,” as defined under Pennsylvania law.

We have opted out of certain other provisions of Pennsylvania law that apply to a registered corporation which, under certain circumstances, permit a corporation to redeem “control shares,” as defined under Pennsylvania law, remove the voting rights of control shares and require the disgorgement of profits by a “controlling person,” as defined under Pennsylvania law.

COMPARATIVE MARKET PRICES AND DIVIDENDS

The following table sets forth for the periods indicated:

•	the high and low sales prices of shares of DGI Class A common stock as reported on the NASDAQ Global Select Market;

•	the high and low sales prices of shares of our common stock as reported on the OTCBB; and

•	quarterly cash dividends paid per share by DGI and UNNF.

	DGI Class A Common Stock			UNNF Common Stock
	High	Low	Dividend	High	Low	Dividend

2008:
First quarter	$18.00	$15.60	$—	$11.50	$9.40	$—
Second quarter	17.95	15.51	.105	10.20	9.05	—
Third quarter	23.00	15.31	.105	9.15	5.26	—
Fourth quarter	18.00	11.24	.21	8.50	4.76	—
2009:
First quarter	$17.00	$12.25	$—	$5.00	$3.51	$—
Second quarter	17.47	13.61	.1125	5.00	3.50	—
Third quarter	16.60	14.31	.1125	6.10	3.20	—
Fourth quarter	16.02	14.22	.1125	4.25	2.82	—
2010:
First quarter	$15.95	$13.94	$—	$4.95	$3.00	$—
Second quarter	15.00	12.12	.115	8.00	3.65	—
Third quarter (through July 29)	12.67	11.48	—	7.75	7.40	—

On April 19, 2010, the business day immediately preceding our announcement of the merger, the closing price of DGI Class A common stock was $14.68 and on July 29, 2010, the last practicable trading day before we printed this proxy statement/prospectus, the closing price of DGI Class A common stock was $11.78 per share.

BENEFICIAL OWNERSHIP OF OUR COMMON STOCK

The following table sets forth information pertaining to the beneficial ownership of the outstanding shares of our common stock as of March 31, 2010 by: (1) persons known by us to own more than five percent of the outstanding shares of our common stock, (2) each director and (3) our directors and executive officers as a group. The information contained herein has been obtained from our records and from information furnished to us by each individual named below. We know of no person who owns, beneficially or of record, either individually or with associates, more than five percent of our common stock, except as set forth below.

		Additional
		Shares if	Additional
		Convert	Shares if	Total
	Shares Owned	Preferred	Exercise	Beneficial		Percent of
Name of Individual or Identity of Group	Beneficially(1)(2)	Stock(3)	Stock Options(4)	Ownership(1)(2)		Class(5)

5% or Greater shareholders:
Donegal Mutual Insurance Company	248,999	—	—	248,999	(6)	9.08%
Directors:
Donald Cargas, Jr.	12,200	—	—	12,200	(7)	—
Kevin D. Dolan	12,165	6,250	—	18,415	(8)	—
Mark D. Gainer	30,126	25,000	23,650	78,776	(9)	2.07
James R. Godfrey	4,444	—	1,157	5,601	(10)	—
Barry C. Huber	17,337	12,500	—	29,837	(11)	1.04
Thomas J. McGrath	12,191	—	—	12,191	(12)	—
William M. Nies	12,680	6,250	1,157	25,087	(13)	—
Darwin A. Nissley	12,316	—	4,928	17,344	(14)	—
Lloyd C. Pickell	17,796	12,500	2,314	32,610	(15)	—
Other Named Executive Officers:
Stephen D. Staman	18,413	6,250	11,250	35,913	(16)	1.26
Michael D. Peduzzi	5,000	—	—	5,000	(17)	—
Charles R. Starr	3,303	—	525	3,828	(18)	—
All Directors and Executive Officers as a Group (12 persons)	162,971	68,750	44,981	276,702		9.69

(1)	Information furnished by our directors and officers.

(2)	The securities “beneficially owned” by an individual are determined in accordance with the definition of “beneficial ownership” set forth in the General Rules and Regulations of the SEC and may include securities owned by or for the individual’s spouse and minor children and any other relative who has the same home, as well as securities to which the individual has or shares voting or investment power. Beneficial ownership may be disclaimed as to certain of the securities. Except as otherwise indicated, the address for each of the following persons is our principal corporate address.

(3)	Through September 14, 2010, each share of our preferred stock may be converted into 250 shares of our common stock.

(4)	As of May 1, 2010, none of the options had any intrinsic value.

(5)	Less than 1% unless otherwise indicated.

(6)	Based on a Schedule 13D/A DMIC filed with the SEC on May 6, 2010.

(7)	Includes 1,600 shares of common stock Mr. Cargas holds individually and 10,600 shares of common stock he holds jointly with his spouse.

(8)	Includes 2,879 shares of common stock Mr. Dolan holds individually, 8,788 shares of common stock held in a 401(k) plan for the benefit of Mr. Dolan, 419 shares of common stock Mr. Dolan holds jointly with his spouse and 79 shares of common stock held by a real estate partnership of which Mr. Dolan is a partner. Mr. Dolan also holds 25 shares of our preferred stock.

(9)	Includes 3,325 shares of common stock Mr. Gainer holds individually, 486 shares of common stock Mr. Gainer’s spouse holds individually, 26,315 shares of common stock held in an IRA for the benefit of Mr. Gainer and options to purchase 23,650 shares. An IRA for the benefit of Mr. Gainer also holds 100 shares of our preferred stock.

(10)	Includes 1,794 shares of common stock Mr. Godfrey holds individually, 2,650 shares of common stock held in an IRA for the benefit of Mr. Godfrey and options to purchase 1,157 shares.

(11)	Includes 17,337 shares of common stock Mr. Huber holds individually and 50 shares of preferred stock Mr. Huber holds individually.

(12)	Includes 1,782 shares of common stock Dr. McGrath holds individually and 10,405 shares of common stock held in an IRA for the benefit of Dr. McGrath.

(13)	Includes 17,680 shares of common stock Mr. Nies holds individually and options to purchase 1,157 shares. Mr. Nies also holds 25 shares of our preferred stock.

(14)	Includes 12,086 shares of common stock Mr. Nissley holds individually, 115 shares of common stock Mr. Nissley holds jointly with his spouse, 115 shares of common stock Mr. Nissley’s son holds and options to purchase 4,928 shares.

(15)	Includes 17,323 shares of common stock Mr. Pickell holds individually, 473 shares of common stock Mr. Pickell holds jointly with his spouse and options to purchase 2,314 shares. An IRA for the benefit of Mr. Pickell holds 50 shares of our preferred stock.

(16)	Includes 18,413 shares of common stock Mr. Staman holds individually and options to purchase 11,250 shares. Mr. Staman also holds 25 shares of our preferred stock.

(17)	Includes 4,000 shares of common stock Mr. Peduzzi holds individually and 1,000 shares held in an IRA for the benefit of Mr. Peduzzi.

(18)	Includes 650 shares of common stock Mr. Starr holds individually, 2,673 shares of common stock Mr. Starr holds jointly with his spouse and options to purchase 525 shares.

PROPOSAL NO. 2

ADJOURNMENT PROPOSAL

The Adjournment Proposal

In the event sufficient votes are not present at our special meeting to constitute a quorum or approve the merger proposal, our shareholders cannot approve the merger proposal unless our special meeting is adjourned in order to permit further solicitation of proxies. In order to allow shares present in person or by proxy at our special meeting to vote for the adjournment of our special meeting, if necessary, we request that our shareholders approval a proposal to approve an adjournment of our special meeting if necessary to solicit additional proxies. The proxies will vote in favor of the adjournment proposal, unless otherwise indicated on the proxy. If shareholders approve the adjournment proposal, we will not give any notice of the time and place of our adjourned meeting other than an announcement of the time and place that we will give at our special meeting.

Recommendation of Our Board of Directors

Our board of directors recommends that our shareholders vote “FOR” the approval of the merger proposal and “FOR” the approval of the adjournment proposal.

LEGAL MATTERS

The validity of the DGI Class A common stock being registered in connection with the merger has been passed upon for DGI by Duane Morris LLP, Philadelphia, Pennsylvania. Frederick W. Dreher, a partner of Duane Morris LLP, owns 90,901 shares of DGI Class A common stock and 33,022 shares of DGI Class B common stock.

EXPERTS

The consolidated financial statements of DGI and subsidiaries as of December 31, 2009 and 2008, and for each of the years in the three-year period ended December 31, 2009, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2009 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

Our consolidated financial statements as of December 31, 2009 and 2008 and for each of the three years in the period ended December 31, 2009 have been audited by ParenteBeard LLC, independent registered public accounting firm, as set forth in their report set forth elsewhere in this proxy statement/prospectus. We have included such consolidated financial statements in this proxy statement/prospectus in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

OTHER MATTERS

As of the date of this proxy statement/prospectus, neither the Donegal parties nor we know of any matter that will come before our special meeting other than the approval of the merger proposal and the adjournment proposal. However, if any other matters properly come before our special meeting or any adjournment or postponement of our special meeting and be voted upon, the enclosed proxies shall be deemed to confer discretionary authority on the individuals named as proxies therein to vote the shares represented by such proxies as to any such matters in accordance with their judgment.

No person is authorized to give any information or make any representation other than those contained or incorporated by reference in this proxy statement/prospectus, and, if given or made, such information or representation should not be relied upon as having been authorized by DGI or us.

This proxy statement/prospectus does not constitute an offer to exchange or sell, or a solicitation of an offer to exchange or purchase, the DGI Class A common stock this proxy statement/prospectus offers, nor does it constitute the solicitation of a proxy, in any jurisdiction in which such offer or solicitation is not authorized or to or from any person to whom it is unlawful to make such offer or solicitation.

The information contained in this proxy statement/prospectus speaks as of the date hereof unless otherwise specifically indicated. The delivery of this proxy statement/prospectus shall not, under any circumstances, create any implication that there has been no change in the affairs of DGI or us since the date of this proxy statement/prospectus or that the information in this proxy statement/prospectus or in the documents DGI incorporates by reference in this proxy statement/prospectus is correct at any time subsequent to that date.

This proxy statement/prospectus does not cover any resales of the DGI Class A common stock offered hereby to be received by our shareholders deemed to be an affiliate of DGI upon the consummation of the merger. No person is authorized to make use of this proxy statement/prospectus in connection with any such resales.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows the “incorporation by reference” of information into this proxy statement/prospectus, which means that DGI can disclose important information to you by referring to another document DGI has separately filed with the SEC. The information DGI has incorporated by reference in this proxy statement/

prospectus is deemed to be part of this proxy statement/prospectus, except for any such information that information in this proxy statement/prospectus supersedes. This proxy statement/prospectus incorporates by reference the documents set forth below that DGI has previously filed with the SEC.

The following documents that DGI has previously filed with the SEC are incorporated by reference into this proxy statement/prospectus (SEC File No. 0-15341).

•	DGI’s Annual Report on Form 10-K for the year ended December 31, 2009.

•	DGI’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2010.

•	DGI’s Current Reports on Form 8-K filed on February 17, 2010, April 15, 2010, April 16, 2010, April 21, 2010, April 23, 2010, May 24, 2010 and June 16, 2010, other than the portions of those documents not deemed to be filed.

•	The description of the Class A common stock and Class B common stock of Donegal Group Inc. set forth in the registration statement on Form 8-A filed pursuant to Section 12 of the 1934 Act, including any amendment or report filed with the SEC, for the purpose of updating this description.

In addition, DGI incorporates by reference any documents it may file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the 1934 Act, as amended, after the date of this proxy statement prospectus and prior to the date of the special meeting of our shareholders.

UNION NATIONAL FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

	December 31,
	2009	2008
	(Dollars in thousands, except share data)

ASSETS
Cash and Due from Banks	$8,807	$17,621
Interest-Bearing Demand Deposits in Other Banks	34,533	66
Federal Funds Sold	—	14,150

Total Cash and Cash Equivalents	43,340	31,837
Interest-Bearing Time Deposits in Other Banks	9,229	1,775
Investment Securities Available for Sale	60,546	64,289
Loans and Leases, Net of Unearned Income	339,274	358,280
Less: Allowance for Credit Losses	(5,858)	(4,358)

Net Loans and Leases	333,416	353,922
Premises and Equipment, Net	11,403	12,088
Restricted Investment in Bank Stocks	3,727	3,703
Bank-Owned Life Insurance	11,539	11,108
Other Real Estate Owned	5,383	—
Other Assets	11,061	6,387

Total Assets	$489,644	$485,109

LIABILITIES
Deposits:
Noninterest-Bearing	$54,331	$46,875
Interest-Bearing	350,434	336,702

Total Deposits	404,765	383,577
Long-Term Debt	33,334	50,334
Junior Subordinated Debentures	17,341	17,341
Other Liabilities	2,868	3,063

Total Liabilities	458,308	454,315
Stockholders’ Equity
Preferred Stock (Series A), liquidation value $1,000 per share
Shares authorized — 5,000; Issued — 1,275 and 0 at December 31, 2009 and 2008, respectively	1,275	—
Common Stock, par value $0.25 per share
Shares authorized — 20,000,000; Issued — 3,109,105 and 3,138,265 at December 31, 2009 and 2008, respectively; Outstanding — 2,740,916 and 2,720,076 at December 31, 2009 and 2008, respectively	777	785
Surplus	13,891	14,868
Retained Earnings	22,921	23,434
Accumulated Other Comprehensive (Loss) Income	(195)	36
Treasury Stock, at cost; 368,189 and 418,189 at December 31, 2009 and 2008, respectively	(7,333)	(8,329)

Total Stockholders’ Equity	31,336	30,794

Total Liabilities and Stockholders’ Equity	$489,644	$485,109

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,
	2009	2008	2007
	(Dollars in thousands, except share data)

Interest Income
Interest and Fees on Loans and Leases	$21,593	$24,594	$26,834
Investment Securities:
Taxable Interest	1,734	3,209	3,358
Tax-Exempt Interest	160	—	403
Dividends	40	114	290
Other	231	256	488

Total Interest Income	23,758	28,173	31,373

Interest Expense
Deposits	8,394	9,470	10,790
Long-Term Debt	2,054	2,795	3,652
Junior Subordinated Debentures	838	1,104	1,268
Short-Term Borrowings	—	210	299

Total Interest Expense	11,286	13,579	16,009

Net Interest Income	12,472	14,594	15,364
Provision for Credit Losses	2,627	1,027	1,237

Net Interest Income after Provision for Credit Losses	9,845	13,567	14,127
Non-Interest Income
Service Charges on Deposit Accounts	2,158	1,950	1,864
Other Service Charges, Commissions, Fees	1,154	1,091	1,059
Alternative Investment Sales Commissions	662	814	845
Income from Fiduciary Activities	180	309	347
Earnings from Bank-Owned Life Insurance	431	439	426
Mortgage Banking/Brokerage Activities	112	56	2,000
Title Insurance/Settlement Income	—	—	317
Other Income	341	186	362
Net Gain on Sale of Investment Securities	1,841	252	89
Other-than-temporary Impairments (“OTTI”) of Securities	(1,504)	(1,290)	(800)
Portion of OTTI Recognized in Other Comprehensive Loss	—	—	—

Net OTTI Losses on Securities	(1,504)	(1,290)	(800)

Total Non-Interest Income	5,375	3,807	6,509
Non-Interest Expense
Salaries, Wages, and Employee Benefits	7,033	7,676	9,723
Net Occupancy	1,724	1,818	2,390
Data and ATM Processing	1,681	1,641	1,662
Professional Fees and Regulatory Assessments	1,160	1,036	1,516
Furniture and Equipment	935	1,017	1,081
FDIC Insurance	1,128	404	137
Pennsylvania Shares Tax	297	273	243
Advertising and Marketing	211	412	653
Supplies and Postage	367	401	377
Restructuring Charge	—	—	717
Other Expense	2,201	2,440	2,246

Total Non-Interest Expense	16,737	17,118	20,745

(Loss) Income Before Benefit from Income Taxes	(1,517)	256	(109)
Benefit from Income Taxes	(802)	(188)	(421)

Net (Loss) Income	(715)	444	312
Preferred Stock Dividends	—	—	—

Net (Loss) Income Available to Common Stockholders	$(715)	$444	$312

(Loss) Earnings Per Common Share
Basic and Diluted	$(0.26)	$0.17	$0.12
Cash Dividends Paid Per Common Share	—	—	0.28

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

	Shares of					Accumulated
	Common					Other
	Stock	Preferred	Common		Retained	Comprehensive	Treasury
	Outstanding	Stock	Stock	Surplus	Earnings	(Loss) Income	Stock	Total
	(Dollars in thousands, except share data)

Balance at December 31, 2006	2,523,983	$—	$735	$12,918	$23,460	$(242)	$(8,323)	$28,548
Comprehensive Income:
Net Income	—	—	—	—	312	—	—	312
Unrealized Losses on Available for Sale Securities, Net of Tax	—	—	—	—	—	(272)	—	(272)
Reclassification Adjustment for Gains Included in Net Income, Net of Tax	—	—	—	—	—	(58)	—	(58)
Reclassification Adjustment for Impairment Charges on Investment Securities, Net of Tax	—	—	—	—	—	528	—	528
Unrealized Gains on Cash Flow Hedges, Net of Tax		—	—	—	—	56	—	56

Total Comprehensive Income								566
Acquisition of Treasury Stock	(364)	—	—	—	—	—	(6)	(6)
Issuance of Common Stock under:
Dividend Reinvestment and Stock Purchase Plans	9,634	—	3	145	—	—	—	148
Employee Plans	13,296	—	3	168	—	—	—	171
Share-Based Compensation Expense	—	—	—	82	—	—	—	82
Cash Dividends Paid	—	—	—	—	(709)	—	—	(709)

Balance at December 31, 2007	2,546,549	—	741	13,313	23,063	12	(8,329)	28,800
Comprehensive Income:
Net Income	—	—	—	—	444	—	—	444
Unrealized Losses on Available for Sale Securities, Net of Tax	—	—	—	—	—	(661)	—	(661)
Reclassification Adjustment for Gains Included in Net Income, Net of Tax	—	—	—	—	—	(166)	—	(166)
Reclassification Adjustment for Impairment Charges on Investment Securities, Net of Tax	—	—	—	—	—	851	—	851

Total Comprehensive Income								468
Issuance of Common Stock under:
Private Placement Stock Offering, Net of Costs	172,132	—	44	1,542	—	—	—	1,586
Dividend Reinvestment and Stock Purchase Plans	745	—	—	8	—	—	—	8
Employee Plans	650	—	—	5	—	—	—	5
Implementation of ASC Topic 715, “Split Dollar Life Insurance Arrangements”	—	—	—	—	(73)	—	—	(73)

Balance at December 31, 2008	2,720,076	—	785	14,868	23,434	36	(8,329)	30,794
Comprehensive Loss:
Net Loss	—	—	—	—	(715)	—	—	(715)
Unrealized Gains on Available for Sale Securities, Net of Tax	—	—	—	—	—	193	—	193
Reclassification Adjustment for Cumulative Effect of ASC Topic 320, “Investments — Debt and Equity Securities” (net of $104 tax effect)	—	—	—	—	202	(202)	—	—
Reclassification Adjustment for Gains Included in Net Loss, Net of Tax	—	—	—	—	—	(1,215)	—	(1,215)
Reclassification Adjustment for Impairment Charges on Investment Securities, Net of Tax	—	—	—	—	—	993	—	993

Total Comprehensive Loss								(744)
Issuance of Preferred Stock, Net of Costs	—	1,275	—	(57)	—	—	—	1,218
Issuance of Common Stock under Dividend Reinvestment Plan	20,840	—	5	63	—	—	—	68
Retirement of Treasury Stock (50,000 shares)	—	—	(13)	(983)	—	—	996	—

Balance at December 31, 2009	2,740,916	$1,275	$777	$13,891	$22,921	$(195)	$(7,333)	$31,336

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2009	2008	2007
	(Dollars in thousands, except share data)

Cash Flows from Operating Activities
Net (Loss) Income	$(715)	$444	$312
Adjustments to Reconcile Net (Loss) Income to Net Cash (Used In) Provided by Operating Activities:
Depreciation and Amortization	1,171	1,313	1,429
Provision for Credit Losses	2,627	1,027	1,237
Net Amortization (Accretion) of Investment Securities Premiums (Discounts)	559	(51)	(245)
Net Investment Securities Gains on Sales and OTTI Losses	(337)	1,038	711
Benefit from Deferred Income Taxes	(609)	(1,472)	(8)
Earnings from Bank-Owned Life Insurance	(431)	(439)	(426)
Decrease in Accrued Interest Receivable	55	450	485
(Increase) Decrease in Other Assets	(4,201)	131	42
(Decrease) Increase in Other Liabilities	(195)	(666)	212
Loss (Gain) on Sale of Loans	—	37	(1,428)
Cash Payments Related to Restructuring Charge	—	(223)	(494)
Proceeds from Sale of Loans	—	—	60,586
Loans Originated for Sale	—	—	(57,496)
Restructuring Charge	—	—	717
Goodwill Impairment	—	—	157
Stock-Based Compensation Expense	—	—	82
Decrease in Minority Interest in Consolidated Subsidiaries	—	—	(75)
Net Gain on Sale of Foreclosed Real Estate	—	—	(128)

Net Cash (Used In) Provided by Operating Activities	(2,076)	1,589	5,670

Cash Flows from Investing Activities
Proceeds from Sales of Available-for-Sale Securities	197,637	42,463	95,514
Proceeds from Maturities and Principal Repayments on Available-for-Sale Securities	39,152	38,254	13,028
Purchases of Available-for-Sale Securities	(233,313)	(71,780)	(53,074)
Net Purchases of Time Deposits in Other Banks	(7,454)	(1,775)	—
(Purchase) Sale of Restricted Investments in Bank Stocks, net	(24)	(51)	2,342
Net Decrease (Increase) in Loans and Leases	2,347	(1,090)	(23,856)
Proceeds from Sale of Loans	9,800	6,766	—
Purchases of Premises, Equipment and Software	(389)	(4,175)	(688)
Proceeds from Sale of Other Real Estate Owned	349	—	314

Net Cash Provided by Investing Activities	8,105	8,612	33,580

Cash Flows from Financing Activities
Net Increase (Decrease) in Demand Deposits and Savings Accounts	22,733	(11,097)	9,485
Net (Decrease) Increase in Time Deposits	(1,545)	18,363	26,751
Net Decrease in Short-Term Borrowings	—	(6,629)	(3,915)
Payments on Long-Term Debt	(17,000)	(18,482)	(53,009)
Issuance of Common Stock, Net of Costs	68	1,599	319
Issuance of Preferred Stock, Net of Costs	1,218	—	—
Cash Dividends Paid	—	—	(709)
Proceeds from Issuance of Long-Term Debt	—	—	4,254
Acquisition of Treasury Stock	—	—	(6)

Net Cash Provided by (Used in) Financing Activities	5,474	(16,246)	(16,830)

Net Increase (Decrease) in Cash and Cash Equivalents	11,503	(6,045)	22,420
Cash and Cash Equivalents at Beginning of Period	31,837	37,882	15,462

Cash and Cash Equivalents at End of Period	$43,340	$31,837	$37,882

Supplemental Disclosures of Cash Flow Information
Interest Paid	$11,771	$14,247	$15,893
Income Tax Paid	750	525	231
Supplemental Schedule of Noncash Activities
Transfers to Other Real Estate Owned	$5,732	$—	$—
Retirement of Treasury Stock (50,000 shares in 2009)	$996	$—	$—

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 —	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies of UNNF, and its subsidiary, UNCB, are in conformance with accounting principles generally accepted in the United States of America, or GAAP, and prevailing practices within the banking industry. UNNF’s trust subsidiaries, UNCT I and UNCT II, were established for the purpose of issuing $11,000,000 of trust capital securities during 2003 and 2004 (for additional information, refer to Note 11 — Junior Subordinated Debentures).

UNCB is a full-service commercial bank which operates ten retail office locations in Lancaster County, Pennsylvania, providing a wide range of services to individuals and businesses. UNCB accepts time, demand and savings deposits and offers secured and unsecured commercial, real estate and consumer loans. UNCB also offers investment, custodial, estate planning and trust services. UNCB is subject to government regulation and undergoes periodic examinations by its federal regulator, the OCC.

Home Team Financial, LLC, or the Home Team, was a subsidiary of UNCB until it ceased operations effective October 31, 2007 (for additional information, refer to Note 16 — Residential Mortgage Business Venture). Home Team had mortgage banking operations, including mortgage brokerage as well as title insurance and settlement services through its subsidiary, TA of Lancaster, LLC. UNNF’s 2007 operating results included the income and expenses generated by Home Team.

Basis of Presentation.  The consolidated financial statements include the accounts of UNNF, UNCB and Home Team. All material intercompany accounts and transactions have been eliminated. UNNF’s two trust subsidiaries are not consolidated. Certain amounts previously reported have been reclassified to conform to the financial statement presentation for 2009. The reclassifications had no effect on the results of operations.

UNNF has evaluated events and transactions occurring subsequent to the balance sheet date of December 31, 2009, for items that should potentially be recognized or disclosed in the consolidated financial statements. The evaluation was conducted through the date these consolidated financial statements were issued.

Use of Estimates.  The process of preparing consolidated financial statements in conformity with GAAP requires the use of estimates and assumptions that affect the reported amounts of certain types of assets, liabilities, revenues and expenses. Accordingly, actual results may differ from estimated amounts. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for credit losses, the valuation of deferred tax assets, the assessment of other-than-temporary impairment of investment securities, and the potential impairment of restricted investment in bank stocks.

Significant Group Concentrations of Credit Risk.  Most of UNNF’s activities are with customers primarily located in Lancaster County, Pennsylvania. The types of securities in which UNNF invests are discussed in Note 3 — Investment Securities Available for Sale, while the types of lending activities that are engaged in by UNNF are discussed in Note 4 — Loans and Leases. UNNF does not have any significant concentrations of risk in any one industry or customer. A large portion of the loan portfolio consists of commercial and agricultural loans, primarily secured by real estate.

Cash and Cash Equivalents.  For purposes of reporting the consolidated statement of cash flows, cash and cash equivalents include cash on hand, amounts due from banks, interest-bearing demand deposits with banks, and federal funds sold. Generally, federal funds sold are for one-day periods.

Interest-Bearing Time Deposits in Other Banks.  Interest-bearing time deposits in other banks consist of certificates of deposit in other banks with maturities less than two years, and are carried at cost.

Investment Securities.  Investment securities include both debt securities and equity securities. As of December 31, 2009 and 2008, all of UNNF’s investment securities are classified as available for sale. Securities classified as available for sale are marketable equity securities and those debt securities that UNNF intends to hold for an undefined period of time, but not necessarily to maturity. Any decision to sell a security would be based on various factors, including significant movements in interest rates to enhance net interest

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

margin, changes in maturity mix of assets and liabilities, liquidity needs, regulatory capital considerations and other similar factors. The securities portfolio is evaluated regularly for possible opportunities to increase earnings through potential sales or portfolio repositioning. Available-for-sale securities are carried at fair value with premiums and discounts amortized or accreted to interest income using the interest method. Changes in unrealized gains or losses on available-for-sale securities, net of taxes, are recorded in accumulated other comprehensive (loss) income, a component of stockholders’ equity. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

OTTI — In order to determine whether unrealized losses in the fair value of investment securities are other-than-temporary, the entire portfolio of investment securities is reviewed regularly for possible impairment, analyzing factors including but not limited to the underlying creditworthiness of the issuing organization, the length of time for which the fair value of the investment securities has been less than cost, and independent analysts’ opinions about circumstances that could affect the performance of the investment securities. In assessing potential OTTI for debt securities, other considerations include (i) whether management intends to sell the security, or (ii) if it is more likely than not that management will be required to sell the security before recovery, or (iii) if management does not expect to recover the entire amortized cost basis. In assessing potential OTTI for equity securities, consideration is given to management’s intention and ability to hold the securities until recovery of any unrealized losses.

Loans and Leases.  Loans that management has the intent and ability to hold are generally stated at their outstanding unpaid principal balances adjusted for charge-offs, plus any unamortized premiums on purchased loans, net of any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment to interest income generally over the contractual life of the related loans.

Loans include leases that meet the criteria for direct financing leases under ASC Topic 840. Such leases are recorded as assets at the total minimum lease payments and residual value to be received, less unearned interest income. Unearned interest income and initial direct costs are amortized to interest income over the lease term using the interest method.

Nonaccrual Loans and Leases — Generally, a loan or lease is classified as nonaccrual, and the accrual of interest on such loan or lease is discontinued, when the contractual payment of principal or interest has become 90 days past due or management has serious doubts about the collectability of principal or interest. A loan or lease 90 days or more past due may remain on accrual status if it is in the process of collection and is either guaranteed or well-secured. When a loan or lease is placed on nonaccrual status, uncollected interest previously credited to interest income that is deemed uncollectible, is reversed. Interest received on nonaccrual loans and leases is either applied against principal or reported as interest income, according to management’s judgment as to the collectability of principal. Generally, loans and leases are restored to accrual status when both principal and interest are brought current, the loan or lease has performed in accordance with the contractual terms for a reasonable period of time, and the ultimate collectability of the total contractual principal and interest is no longer in doubt. Nonaccrual loans and leases include impaired loans and leases.

Allowance for Credit Losses.  In accordance with GAAP, the allowance for credit losses (also referred to as the allowance for loan and lease losses) is maintained at a level believed by management to be adequate to absorb estimated probable loan and lease principal losses. The allowance for credit losses is established through provisions charged against income. The uncollectible principal portion of impaired loans and leases is charged against the allowance for credit losses, and subsequent principal recoveries are credited to the allowance for credit losses.

Management’s evaluation of the adequacy of the allowance is based on UNNF’s past loan and lease loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay (including the timing of future payments), the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions and other relevant qualitative factors. This

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

evaluation is inherently subjective as it requires material estimates including the amounts and timing of future cash flows expected to be received on impaired loans and leases that may be susceptible to significant change.

The allowance for credit losses is evaluated based on an assessment of the losses inherent in the loan and lease portfolio. This assessment results in an allowance that consists of specific, general and unallocated components. The specific component relates to loans and leases that are classified as impaired. For such loans and leases, an allowance is established when the (i) discounted cash flows, or (ii) collateral value, or (iii) observable market price of the impaired loan or lease is lower than the carrying value. The general component covers all other loans and leases, including criticized loans that are not impaired, and is based on historical loss experience adjusted for relevant qualitative factors. Separate qualitative adjustments are made for higher-risk criticized loans that are not impaired. An unallocated component is maintained to cover uncertainties that could affect our estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

Impaired Loans and Leases — UNNF considers a loan or lease to be impaired when, based upon current information and events, it is probable that all interest and principal payments due according to the contractual terms of the loan or lease agreement will not be collected. An insignificant delay or shortfall in the amounts of payments would not cause a loan or lease to be considered impaired. Management determines the significance of payment delays and shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan or lease and the borrower, including the length and reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Larger groups of small-balance loans, such as residential mortgages and consumer installment loans, are collectively evaluated for impairment. Accordingly, UNNF does not separately identify individual consumer and residential loans for impairment disclosures unless such loans are the subject of a restructuring agreement. UNNF measures impairment of commercial loans and leases on a loan-by-loan basis based upon the present value of expected future cash flows discounted at the loan or lease’s effective interest rate, or the fair value of the collateral for certain collateral-dependent loans.

For collateral-dependent loans and leases, information considered and supporting the impairment amount of a loan or lease would include (i) how the fair value of underlying collateral was determined, (ii) the use, if any, of independent appraisals, the rationale by appraisers supporting adjustments to property values, and the independence/quality/expertise of the appraiser, (iii) identification and discussion of valuation assumptions, and (iv) consideration of collateral liquidation costs.

Premises and Equipment.  Premises and equipment are stated at cost less accumulated depreciation, which is computed over the assets’ estimated useful lives on both the accelerated and the straight-line methods. Land is carried at cost. Leasehold improvements are stated at cost less accumulated amortization, which is computed over the term of the lease, including renewal options, if reasonably assured, on the straight-line method. Gains and losses on premises and equipment are recognized upon disposal of the asset. Charges for maintenance and repairs are charged to expense as incurred.

Restricted Investment in Bank Stocks.  Restricted investment in bank stocks, which represents required investments in the common stock of correspondent banks, is carried at cost since there is no market value available. Restricted investments in banks stocks consist of the common stock of the FRB of Philadelphia, the ACBB or the FHLB.

FHLB Stock Impairment Analysis — Investment in FHLB stock is required for membership in the organization and is dependent upon the relative size of outstanding borrowings UNNF has with the FHLB. Throughout most of 2008, UNNF earned a return or dividend on the amount invested. In late December 2008, the FHLB announced that it had suspended the payment of dividends and the repurchase of excess capital stock to preserve its capital level. That decision was based on the FHLB’s analysis and consideration of certain negative market trends and the impact those trends had on their financial condition. Based on the financial results of the FHLB for the years ended December 31, 2009 and 2008, management believes that the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

suspension of both the dividend payments and excess capital stock repurchasing by the FHLB is temporary in nature. Management has concluded that its investment in FHLB stock is not other-than-temporarily impaired, and will continue to monitor the financial condition of the FHLB.

Bank-Owned Life Insurance.  UNNF invests in bank-owned life insurance, or BOLI, as a source of funding for employee benefit expenses. BOLI involves the purchase of life insurance by UNCB on a chosen group of employees. UNCB is the owner and is a joint or sole beneficiary of the policies. This life insurance investment is carried as an asset at the cash surrender value of the underlying policies. Income from the increase in cash surrender value of the policies is reflected in non-interest income.

ASC Topic 715, “Compensation — Retirement Benefits” requires the recognition of a liability related to the postretirement benefits covered by an endorsement split-dollar life insurance arrangement. UNNF has certain split-dollar life insurance arrangements as part of UNNF’s bank-owned life insurance program, and recognized its liability and related compensation expense in accordance with ASC Topic 715. On January 1, 2008, UNNF recorded a cumulative effect adjustment to the balance of retained earnings of $73,000 for the liability from split-dollar life insurance arrangements related to periods prior to 2008. Compensation expense related to this split-dollar life insurance was $16,000 and $12,000 for the years ended December 31, 2009 and 2008, respectively.

Transfers of Financial Assets.  Transfers of financial assets are accounted for as sales when control over the assets is deemed to be surrendered, specifically when (i) the assets have been isolated from UNNF; (ii) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets; and, (iii) UNNF does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Mortgage Servicing Rights.  Mortgage servicing rights are recognized as assets upon the sale of a mortgage loan. A portion of the cost of the loan is allocated to the servicing right based upon relative fair value. The fair value of servicing rights is based on the present value of estimated future cash flows for pools of mortgages sold stratified by rate and maturity date. Assumptions that are incorporated in the valuation of servicing rights include assumptions about prepayment speeds on mortgages and the cost to service loans. Servicing rights are reported in other assets and are amortized over the estimated period of future servicing income to be received on the underlying mortgage loans. The carrying amount of mortgage servicing rights was $34,000 and $60,000 at December 31, 2009 and 2008, respectively. Amortization expense is netted against loan servicing fee income and is reflected in the Consolidated Statements of Operations in mortgage banking/brokerage activities. Servicing rights are evaluated for impairment based upon estimated fair value compared to unamortized book value.

UNNF retains the servicing rights on certain mortgage loans sold to the FHLB in years prior to 2008 and receives a fee based upon the principal balance outstanding. Total loans serviced for the FHLB amounted to $23,921,000, $28,284,000, and $32,332,000 at December 31, 2009, 2008, and 2007, respectively, and are not reflected in the Consolidated Statements of Financial Condition.

Derivative Instruments.  UNNF had no derivative instruments, or derivatives, at December 31, 2009, 2008 and 2007. For asset/liability management purposes, UNNF can use interest rate cap and collar agreements to hedge various exposures or to modify interest rate characteristics of various balance sheet accounts. Derivatives may be used as part of the asset/liability management process and are linked to specific assets or liabilities and have a high correlation between the contract and the underlying item being hedged both at inception and throughout the hedge period.

UNNF records any derivatives on the balance sheet at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative and the resulting designation. Derivatives used to hedge UNNF’s exposure to variability in expected future cash flows, or other types of forecasted transactions, are designated as cash flow hedges. For derivatives designated as cash flow hedges, the effective portion of changes in the fair value of the derivative is initially reported in other comprehensive income (loss)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

and subsequently reclassified to earnings when the underlying hedged transaction affects earnings. The ineffective portion of changes in the fair value of the derivative is recognized directly in earnings.

Other Real Estate Owned.  Other real estate owned, or OREO, includes assets acquired through foreclosure, deed in-lieu of foreclosure, and loans identified as in-substance foreclosures. A loan is classified as an in-substance foreclosure when effective control of the collateral has been taken prior to completion of formal foreclosure proceedings. OREO is held for sale and is recorded at fair value less estimated costs to sell. Costs to maintain OREO and subsequent gains and losses attributable to OREO liquidation are included in the Consolidated Statements of Operations in other income and other expense as realized. No depreciation or amortization expense is recognized.

Trust Assets.  The market value of trust assets under management amounted to $30,748,000 and $83,728,000 at December 31, 2009 and 2008 respectively. Trust assets held in a fiduciary capacity are not assets of UNNF and are not included in the Consolidated Statements of Financial Condition.

Subsequent to December 31, 2009, UNNF has agreed to sell its trust department to Security National Trust Company, or Security National. Closure, subject to regulatory approval, is expected in the second quarter of 2010. Under the agreement, we will continue to share in the revenues generated from Security National’s management of these assets, and will receive a share of revenues on future trust business referrals.

Off-Balance Sheet Commitments and Contingencies.  In the ordinary course of business, we make commitments to extend credit to customers through loan commitments, lines of credit and letters of credit. Such financial instruments are recorded when they are funded.

UNCB does not issue any guarantees that would require liability recognition or disclosure, other than standby letters of credit. Standby letters of credit are written conditional commitments issued by UNCB to guarantee the performance of a customer to a third party. Generally, all letters of credit, when issued, have expiration dates within one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. UNCB generally holds collateral and/or personal guarantees supporting these commitments (for additional information regarding off-balance sheet commitments, refer to Note 14 — Commitments, Guarantees, and Contingencies).

Since July 1, 2008, UNCB has participated in a health care expense management consortium with other Pennsylvania banks. The purpose of the consortium is to pool the risks of covered groups of employees, and to provide effective claims-based expense management, administrative efficiencies, and use of high-dollar claim stop loss insurance coverage, to reduce the overall health care costs to the consortium member banks, while maintaining high quality coverage for employees. UNCB’s payments to the consortium to cover estimated claims expenses, administrative expenses, and stop loss insurance premiums through December 31, 2009 exceeded the actual processed expenses by $312,000. However, UNCB reduced the amount of this prepaid benefit by a contingent reserve of $63,000 reflecting an actuarial estimate by the consortium of UNCB’s unpaid claim liability as of December 31, 2009 to include potential (i) unreported claims, (ii) reported but unprocessed claims and (iii) processed but unpaid claims, related to both medical and drug coverage.

Comprehensive Income (Loss).  GAAP requires that recognized revenue, expenses, gains, and losses be included in net income (loss). Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component in the equity section of the Consolidated Statements of Financial Condition, such items, along with net income (loss), are components of comprehensive income (loss). We report the components of comprehensive income (loss), net of related tax effects, in the Consolidated Statements of Changes in Stockholders’ Equity.

Treasury Stock.  The acquisition of treasury stock is recorded under the cost method. The subsequent disposition or sale of the treasury stock is recorded using the average cost method. During the year ended December 31, 2009, we retired 50,000 shares of treasury stock.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Stock-Based Compensation.  In accordance with ASC Topic 718, “Compensation — Stock Compensation”, we recognize compensation expense for share-based awards based upon an assessment of the fair value on the grant date. The fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model. Stock compensation expense is recognized on a straight-line basis over the vesting period of the award (for additional information regarding stock-based compensation, refer to Note 2 — Stock-Based Compensation).

Advertising and Marketing Costs.  We charge advertising and marketing costs to expense as incurred.

Income Taxes.  The provision for or benefit from income taxes is based upon the results of operations, adjusted principally for tax-exempt income. Accounting for income taxes is under the liability method, whereby a deferred tax asset or liability is recorded based upon the difference between the tax basis of assets and liabilities and their carrying amounts for financial reporting purposes. The deferred tax assets and liabilities are adjusted for the impact of tax-rate changes. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized in the future. The provision for or benefit from income taxes is the tax payable or refundable for the period, plus or minus the change in deferred tax assets and liabilities during the period.

Earnings (Loss) Per Common Share.  We compute basic earnings (loss) per common share by dividing net income (loss) available to common shareholders by the weighted-average number of common shares outstanding during the period. Diluted earnings (loss) per common share reflects the potential dilution that could occur if (i) preferred stock shares were converted to common stock shares, and (ii) options to issue common stock were exercised. We issued convertible preferred stock was issued in 2009. For the year ended December 31, 2009, we had no preferred stock conversions, or stock options with an intrinsic value, which potentially would have a dilutive effect. Potential common shares that may be issued related to outstanding stock options are determined using the treasury stock method. Stock options outstanding which had no intrinsic value, and therefore were not included in the diluted earnings (loss) per common share computation, were 78,674 and 93,511 and 116,468 as of December 31, 2009, 2008 and 2007, respectively. Accordingly, the dilutive (loss) earnings per common share for each period was not affected by the impact of stock options outstanding.

The computation of basic and diluted (loss) earnings per common share, net (loss) income available to common shareholders, and weighted-average number of shares outstanding for the years ended December 31, 2009, 2008 and 2007, are presented below (amounts, except (loss) earnings per share, in thousands):

	Years Ended December 31,
	2009	2008	2007

Net (Loss) Income available to common shareholders	$(715)	$444	$312
Weighted-average common shares outstanding	2,730	2,643	2,536

Basic (Loss) Earnings Per Common Share	$(0.26)	$0.17	$0.12

Weighted-average common shares outstanding	2,730	2,643	2,536
Effect of Dilutive Securities:
Convertible preferred stock(1)	—	—	—
Stock options	—	—	8

Total weighted-average common shares and equivalents	2,730	2,643	2,544

Diluted (Loss) Earnings Per Common Share	$(0.26)	$0.17	$0.12

(1)	Had we not been in a loss position for the year-ended December 31, 2009, the impact on diluted (loss) earnings per common share would have been an additional 64,000 weighted-average common shares. This would reflect the potential dilution that could occur if preferred stock shares were converted to common stock shares.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Segment Reporting.  We have only one operating segment consisting primarily of its banking and fiduciary activities, consistent with how management monitors financial results. We do not separately allocate expenses between the commercial, retail and trust operations of UNCB. As such, discrete information is not available and segment reporting would not be meaningful.

Recent Accounting Pronouncements

Accounting Standards Codification.  In June 2009, the FASB issued Statement of Financial Accounting Standards No. 168, “The FASB Accounting Standards Codificationtm and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement No. 162,” or SFAS 168. SFAS 168 established the FASB Accounting Standards Codification tm, or Codification, as the source of authoritative GAAP for nongovernmental entities. The Codification did not change GAAP. Instead, it took the thousands of individual pronouncements that currently comprise GAAP and reorganized them into approximately 90 accounting Topics, and displays all Topics using a consistent structure. Contents in each Topic are further organized first by Subtopic, then Section and finally Paragraph. The Paragraph level is the only level that contains substantive content. Citing particular content in the Codification involves specifying the unique numeric path to the content through the Topic, Subtopic, Section and Paragraph structure. FASB suggests that all citations begin with “FASB ASC,” where ASC stands for Accounting Standards Codification. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The ASC supersedes all existing non-SEC accounting and reporting standards. All other nongrandfathered, non-SEC accounting literature not included in the ASC will become nonauthoritative.

In conjunction with the issuance of SFAS 168, the FASB also issued its first ASU No. 2009-1, “Topic 105 — Generally Accepted Accounting Principles”, or ASU 2009-1, which includes SFAS 168 in its entirety as a transition to the ASC. ASU 2009-1 was effective for interim and annual periods ending after September 15, 2009 and did not have an impact on our financial position or results of operations, but did change the referencing system for accounting standards.

ASU 2009-05.  In August 2009, the FASB issued ASU 2009-05, “Fair Value Measurements and Disclosures (ASC Topic 820) — Measuring Liabilities at Fair Value”. The amendments within ASU 2009-05 clarify that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more of the following techniques (i) the quoted price of the identical liability when traded as an asset, (ii) quoted prices for similar liabilities or similar liabilities when traded as assets, or (iii) another valuation technique that is consistent with the principles of ASC Topic 820.

Two examples would be an income approach, such as a present value technique, or a market approach, such as a technique that is based on the amount at the measurement date that the reporting entity would pay to transfer the identical liability or would receive to enter into the identical liability. When estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability. Both a quoted price in an active market for the identical liability at the measurement date and the quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level 1 fair value measurements.

This guidance is effective for the first reporting period (including interim periods) beginning after issuance. Our adoption of this new pronouncement did not have a material impact on the fair value measurements or disclosures in the consolidated financial statements.

ASU 2009-16.  In October 2009, the FASB issued ASU 2009-16, “Transfers and Servicing (ASC Topic 860) — Accounting for Transfers of Financial Assets”. This ASU amends the Codification for the issuance of FASB Statement No. 166, Accounting for Transfers of Financial Assets — an amendment of FASB Statement No. 140.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The amendments in this ASU improve financial reporting by eliminating the exceptions for qualifying special-purpose entities from the consolidation guidance and the exception that permitted sale accounting for certain mortgage securitizations when a transferor has not surrendered control over the transferred financial assets. In addition, the amendments require enhanced disclosures about the risks that a transferor continues to be exposed to because of its continuing involvement in transferred financial assets. Comparability and consistency in accounting for transferred financial assets will also be improved through clarifications of the requirements for isolation and limitations on portions of financial assets that are eligible for sale accounting.

This ASU is effective at the start of a reporting entity’s first fiscal year beginning after November 15, 2009. Early application is not permitted. We are currently reviewing the effect this new pronouncement will have on our consolidated financial statements.

ASU 2009-17.  In October 2009, the FASB issued ASU 2009-17, “Consolidations (ASC Topic 810) — Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities”. This Update amends the Codification for the issuance of FASB Statement No. 167, “Amendments to FASB Interpretation No. 46(R)”.

The amendments in this ASU replace the quantitative-based risks and rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which reporting entity has the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and (1) the obligation to absorb losses of the entity or (2) the right to receive benefits from the entity. An approach that is expected to be primarily qualitative will be more effective for identifying which reporting entity has a controlling financial interest in a variable interest entity. The amendments in this ASU also require additional disclosures about a reporting entity’s involvement in variable interest entities, which will enhance the information provided to users of financial statements.

This ASU is effective at the start of a reporting entity’s first fiscal year beginning after November 15, 2009. Early application is not permitted. UNNF is currently reviewing the effect this new pronouncement will have on its consolidated financial statements.

ASU 2010-01.  In January 2010, the FASB issued ASU 2010-01, “Equity (ASC Topic 505) — Accounting for Distributions to Shareholders with Components of Stock and Cash”. The amendments in this ASU clarify that the stock portion of a distribution to shareholders that allows them to elect to receive cash or stock with a potential limitation on the total amount of cash that all shareholders can elect to receive in the aggregate is considered a share issuance that is reflected in earnings per share prospectively and is not a stock dividend. This ASU codifies the consensus reached in EITF Issue No. 09-E, “Accounting for Stock Dividends, Including Distributions to Shareholders with Components of Stock and Cash”.

This ASU is effective for interim and annual periods ending on or after December 15, 2009, and should be applied on a retrospective basis. UNNF’s adoption of this new pronouncement did not have a material impact on its consolidated financial statements.

ASU 2010-02.  In January 2010, the FASB issued ASU 2010-02, “Consolidation (ASC Topic 810) — Accounting and Reporting for Decreases in Ownership of a Subsidiary — A Scope Clarification”. This ASU clarifies that the scope of the decrease in ownership provisions of ASC Subtopic 810-10 and related guidance applies to (i) a subsidiary or group of assets that is a business or nonprofit activity, (ii) a subsidiary that is a business or nonprofit activity that is transferred to an equity method investee or joint venture, and (iii) an exchange of a group of assets that constitutes a business or nonprofit activity for a non-controlling interest in an entity (including an equity method investee or joint venture).

This ASU also clarifies that the decrease in ownership guidance in ASC Subtopic 810-10 does not apply to (i) sales of in substance real estate; and (ii) conveyances of oil and gas mineral rights, even if these transfers involve businesses.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The amendments in this ASU expand the disclosure requirements about deconsolidation of a subsidiary or derecognition of a group of assets to include:

•	The valuation techniques used to measure the fair value of any retained investment;

•	The nature of any continuing involvement with the subsidiary or entity acquiring the group of assets; and

•	Whether the transaction that resulted in the deconsolidation or derecognition was with a related party or whether the former subsidiary or entity acquiring the assets will become a related party after the transaction.

This ASU is effective beginning in the period that an entity adopts FASB Statement No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB 51” (now included in Subtopic 810-10). If an entity has previously adopted Statement 160, the amendments are effective beginning in the first interim or annual reporting period ending on or after December 15, 2009. These amendments should be applied retrospectively to the first period that an entity adopts Statement 160. UNNF’s adoption of this new pronouncement did not have a material impact on its consolidated financial statements.

ASU 2010-06.  The FASB has issued ASU 2010-06, “Fair Value Measurements and Disclosures (ASC Topic 820) — Improving Disclosures about Fair Value Measurements”. This ASU requires some new disclosures and clarifies some existing disclosure requirements about fair value measurement as set forth in ASC Subtopic 820-10. The FASB’s objective is to improve these disclosures and, thus, increase the transparency in financial reporting. Specifically, ASU 2010-06 amends ASC Subtopic 820-10 to now require:

•	A reporting entity to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers; and

•	In the reconciliation for fair value measurements using significant unobservable inputs, a reporting entity should present separately information about purchases, sales, issuances, and settlements.

In addition, ASU 2010-06 clarifies the requirements of the following existing disclosures:

•	For purposes of reporting fair value measurement for each class of assets and liabilities, a reporting entity needs to use judgment in determining the appropriate classes of assets and liabilities; and

•	A reporting entity should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements.

ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. Early adoption is permitted. Our adoption of this new pronouncement did not have a material impact on its consolidated financial statements.

NOTE 2 —	STOCK-BASED COMPENSATION

In accordance with ASC Topic 718, “Compensation — Stock Compensation”, we recognize compensation expense for share-based awards based upon an assessment of the fair value on the grant date. We estimate the fair value of each option on the date of grant using the Black-Scholes option-pricing model. We recognize stock compensation expense is recognized on a straight-line basis over the vesting period of the award.

We had two plans with stock options outstanding as of December 31, 2009: (i) the Employee Stock Incentive Plan, or SIP; and, (ii) the Independent Directors’ Stock Option Plan, or IDSOP. Neither of these plans had remaining options available for grant as of December 31, 2009. Options granted under the SIP are incentive stock options with terms up to 10 years and option prices equal to the fair value of the shares on the date of the grant. SIP options vest over six months, become exercisable nine months after the grant date, and

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

generally lapse 90 days after termination of employment. Options granted under the IDSOP consist of non-qualified stock options with terms up to 10 years. IDSOP options have exercise prices equal to the fair value of the shares on the date of the grant and expire one year after departure from the board of directors. It is our policy to issue new shares upon the exercise of stock options.

Prior to March 1, 2008, we had an Employee Stock Purchase Plan, or ESPP; options granted under the ESPP had a five-year term and could be exercised at 85% of the fair market value of the stock on the date of exercise.

No share-based awards were granted or vested during the years ended December 31, 2009 and 2008; accordingly, no compensation expense was recorded for the years ended December 31, 2009 and 2008. For the year ended December 31, 2007, share-based compensation expense of $82,000 was recorded in the Consolidated Statement of Operations in salaries, wages and employee benefits. This represents all of the share-based compensation expense associated with the 2007 stock option grants. The per-share weighted-average fair value of the 31,900 stock options granted during 2007 (7,200 of which were forfeited during 2007 due to employee terminations) was $3.41 computed using the following assumptions:

Expected Dividend Yield:	3.45%	Expected Life (Years):	8.0
Risk-Free Interest Rate:	5.02%	Expected Volatility:	17.11%

Stock option activity for the years ended December 31, 2009, 2008 and 2007, is summarized below:

	2009		2008		2007
		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price

Beginning of Year	93,511	$18.82	124,439	$18.32	177,330	$18.14
Granted	—	—	—	—	31,900	18.50
Exercised	—	—	(650)	8.70	(13,296)	12.91
Forfeited	(2,710)	19.77	(20,886)	18.06	(68,942)	18.45
Expired	(12,127)	18.49	(9,392)	14.44	(2,553)	20.10

End of Year	78,674	$18.83	93,511	$18.82	124,439	$18.32

Weighted-average fair value of options granted during the year		$—		$—		$3.41

All stock options outstanding at December 31, 2009, had no intrinsic value (the amount by which the market price exceeds the exercise price). For stock options outstanding at December 31, 2008 and 2007, the intrinsic value of stock options outstanding was $1,000 and $26,000, respectively.

All stock options outstanding at December 31, 2009 were fully vested and exercisable, and consisted of the following:

		Weighted-Average
	Options	Exercise	Remaining
Range of Exercise Prices	Outstanding	Price	Contractual Life

$11.52 - $13.08	11,615	$12.52	1.6 years
$13.09 - $16.10	8,066	15.80	2.5 years
$16.11 - $18.49	2,314	17.89	3.3 years
$18.50 - $20.81	23,325	19.00	6.0 years
$20.82 - $22.14	33,354	21.71	4.8 years

Total	78,674	$18.83	4.4 years

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

ASC Topic 718 also requires that the tax benefit from the exercise of non-qualified stock options and disqualifying dispositions of incentive stock options and shares purchased under the Employee Stock Purchase Plan, or ESPP, in excess of the tax benefit from the compensation expense recorded for those options be included in the Consolidated Statements of Cash Flows as a cash inflow from financing activities. No tax benefit was recorded for the years ended December 31, 2009, 2008 and 2007, as there were no such exercises or dispositions during those years.

NOTE 3 —	INVESTMENT SECURITIES AVAILABLE FOR SALE

Mortgage-backed securities at December 31, 2008, have been reclassified to conform to the financial statement footnote presentation at December 31, 2009. At December 31, 2009, mortgage-backed securities are reported in two categories, (i) U.S. agency mortgage-backed securities and (ii) private issuer mortgage-backed securities, whereas, previously they were reported as one category. The reclassifications had no effect on the consolidated financial statements.

The amortized cost and fair value of investment securities are presented in the table below as of December 31, 2009 (in thousands). The unrealized gains (losses) for these investment securities have been recorded in accumulated other comprehensive income (loss), net of related tax (benefit) expense. The amortized cost of the private issuer mortgage-backed securities and corporate securities reflect cumulative reductions for other-than-temporary impairment charges of $1,191,000 and $2,097,000, respectively. During 2009, other-than-temporary impairment charges on the private issuer mortgage-backed securities were adjusted accordingly for the cumulative effect of ASC Topic 320, “Investments — Debt and Equity Securities”, as discussed on page F-19 under the section “Other-Than-Temporary Impairment of Investment Securities”.

	At December 31, 2009
		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

U.S. Agency Mortgage-Backed Securities	$53,752	$26	$(384)	$53,394
Private Issuer Mortgage-Backed Securities	2,468	170	—	2,638
Obligations of State and Political Subdivisions	4,016	—	(201)	3,815
Corporate Securities	535	96	—	631
Equity Securities	71	8	(11)	68

Total Investment Securities	$60,842	$300	$(596)	$60,546

The amortized cost and fair value of investment securities are presented in the table below as of December 31, 2008 (in thousands). The amortized cost of the private issuer mortgage-backed securities and corporate securities reflect cumulative reductions for other-than-temporary impairment charges of $1,290,000 and $800,000, respectively.

	At December 31, 2008
		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

U.S. Agency Mortgage-Backed Securities	$55,693	$661	$(104)	$56,250
Private Issuer Mortgage-Backed Securities	3,453	—	(234)	3,219
Obligations of U.S. Government Agencies	3,379	17	—	3,396
Corporate Securities	1,481	6	(269)	1,218
Equity Securities	227	42	(63)	206

Total Investment Securities	$64,233	$726	$(670)	$64,289

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Investment securities carried at fair value of $57,209,000 and $59,646,000 at December 31, 2009 and 2008, respectively, were pledged to secure public and government entity deposits, trust deposits, and for providing collateral for UNCB’s borrowing availability at the FRB.

The amortized cost and fair value of investment securities at December 31, 2009 and 2008, by contractual maturity, are presented below (in thousands). Expected maturities will differ from contractual maturities. Borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

	December 31, 2009
	Amortized	Fair
	Cost	Value

Obligations of U.S. Government Agencies, Obligations of State and Political Subdivisions and Corporate Securities:
Due in One Year or Less	$—	$—
Due After One Year Through Five Years	—	—
Due After Five Years Through Ten Years	—	—
Due After Ten Years	4,551	4,446

	4,551	4,446
U.S. Agency Mortgage-Backed Securities	53,752	53,394
Private Issuer Mortgage-Backed Securities	2,468	2,638
Equity Securities	71	68

Total Investment Securities	$60,842	$60,546

	December 31, 2008
	Amortized	Fair
	Cost	Value

Obligations of U.S. Government Agencies and Corporate Securities:
Due in One Year or Less	$1,514	$1,528
Due After One Year Through Five Years	1,865	1,868
Due After Five Years Through Ten Years	—	—
Due After Ten Years	1,481	1,218

	4,860	4,614
U.S. Agency Mortgage-Backed Securities	55,693	56,250
Private Issuer Mortgage-Backed Securities	3,453	3,219
Equity Securities	227	206

Total Investment Securities	$64,233	$64,289

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following tables present gross unrealized losses and fair value of investment securities that are not deemed to be other-than-temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2009 and 2008 (in thousands):

	At December 31, 2009
	Less than 12 Months		12 Months or More		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses

U.S. Agency Mortgage-Backed Securities	$41,565	$(384)	$—	$—	$41,565	$(384)
Obligations of State and Political Subdivisions	3,815	(201)	—	—	3,815	(201)
Equity Securities	—	—	18	(11)	18	(11)

Temporarily Impaired Securities	$45,380	$(585)	$18	$(11)	$45,398	$(596)

	At December 31, 2008
	Less than 12 Months		12 Months or More		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses

U.S. Agency Mortgage-Backed Securities	$15,954	$(102)	$73	$(2)	$16,027	$(104)
Private Issuer Mortgage-Backed Securities	—	—	1,863	(234)	1,863	(234)
Corporate Securities	476	(269)	—	—	476	(269)
Equity Securities	69	(42)	26	(21)	95	(63)

Temporarily Impaired Securities	$16,499	$(413)	$1,962	$(257)	$18,461	$(670)

Debt securities include mortgage-backed securities, obligations of state and political subdivisions, obligations of U.S. Government agencies and corporate securities. At December 31, 2009, there were twenty-seven debt securities with unrealized losses of $585,000 that amounted to 1.3% of their amortized cost, compared to December 31, 2008, when there were twenty-three debt securities with unrealized losses of $607,000 that amounted to 3.2% of their amortized cost. Management believes that the unrealized losses reflect temporary declines primarily due to changes in interest rates subsequent to the acquisition of specific securities. These temporary declines have been provided for in other comprehensive (loss) income. Subsequent to December 31, 2009, all of the obligations of state and political subdivisions were sold, and as a result of positive market interest movements, no losses were recognized on these securities.

Equity securities held are comprised primarily of common stock holdings in other financial institutions. The market values include net unrealized losses of $11,000 at December 31, 2009. We have the ability and intent to hold these investments for a reasonable period of time sufficient for each security to increase to UNNF’s cost. We do not consider these investments to be other-than-temporarily impaired at December 31, 2009.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For the years ended December 31, 2009, 2008 and 2007, we received gross proceeds of $197,637,000, $42,463,000 and $95,514,000, respectively, on the sale of investment securities. The following tables present information related to the realized gains and losses on the sales of investment securities, and losses recognized on the other-than-temporary impairment of investment securities, for the years ended December 31, 2009, 2008 and 2007 (in thousands):

	Year Ended December 31, 2009
			Other-than-
	Gross	Gross	Temporary
	Realized	Realized	Impairment	Net Gains
	Gains	Losses	Losses	(Losses)

U.S. Agency Mortgage-Backed Securities	$1,685	$(71)	$—	$1,614
Private Issuer Mortgage-Backed Securities	—	—	(645)	(645)
Obligations of U.S. Government Agencies	140	(24)	—	116
Obligations of State and Political Subdivisions	134	(4)	—	130
U.S. Treasuries	19	—	—	19
Corporate Securities	—	—	(859)	(859)
Equity Securities	17	(55)	—	(38)

Total	$1,995	$(154)	$(1,504)	$337

	Year Ended December 31, 2008
			Other-than-
	Gross	Gross	Temporary
	Realized	Realized	Impairment	Net Gains
	Gains	Losses	Losses	(Losses)

Obligations of U.S. Government Agencies	$160	$(13)	$—	$147
U.S. Agency Mortgage-Backed Securities	159	(50)	—	109
Private Issuer Mortgage-Backed Securities	1	—	(852)	(851)
Corporate Securities	9	(62)	(438)	(491)
Equity Securities	60	(12)	—	48

Total	$389	$(137)	$(1,290)	$(1,038)

	Year Ended December 31, 2007
			Other-than-
	Gross	Gross	Temporary
	Realized	Realized	Impairment	Net Gains
	Gains	Losses	Losses	(Losses)

Obligations of U.S. Government Agencies	$9	$(30)	$—	$(21)
U.S. Agency Mortgage-Backed Securities	108	(552)	—	(444)
Private Issuer Mortgage-Backed Securities	—	(48)	—	(48)
Obligations of State and Political Subdivisions	718	(45)	—	673
Corporate Securities	30	(141)	(800)	(911)
Equity Securities	40	—	—	40

Total	$905	$(816)	$(800)	$(711)

Other-Than-Temporary Impairment of Investment Securities

In determining fair value and assessing the potential for OTTI of investment securities as of December 31, 2009, UNNF management primarily considered the following accounting principles and guidance from the ASC: (i) ASC Topic 320, “Investments — Debt and Equity Securities”, and (ii) ASC Topic 820, “Fair Value

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Measurements and Disclosures”. In addition, management considered SEC guidance including (i) SAB Topic 5M, “Miscellaneous Accounting — Other Than Temporary Impairment of Certain Investments in Debt and Equity Securities”, and (ii) additional interpretive guidance SEC Press Release #2008-234, “SEC Office of the Chief Accountant and FASB Staff Clarifications on Fair Value Accounting”.

In order to determine whether unrealized losses in the fair value of investment securities are other-than-temporary, management regularly reviews the entire portfolio of investment securities for possible OTTI, analyzing factors including but not limited to the underlying creditworthiness of the issuing organization, the length of time for which the fair value of the investment securities has been less than cost, and independent analysts’ opinions about circumstances that could affect the performance of the investment securities. In assessing potential OTTI for debt securities, other considerations include (i) whether management intends to sell the security, or (ii) if it is more likely than not that management will be required to sell the security before recovery, or (iii) if management does not expect to recover the entire amortized cost basis. In assessing potential OTTI for equity securities, consideration is given to management’s intention and ability to hold the securities until recovery of any unrealized losses.

Effective April 1, 2009, the accounting principles and guidance referenced above requires that the credit-related portion of OTTI on debt securities be recognized in earnings, while the noncredit-related portion of OTTI on debt securities not expected by management to be sold be recognized in Other Comprehensive Income, or OCI. Management determined that OTTI recorded in the fourth quarter of 2008 against a private-issuer mortgage-backed security, not expected to be sold, had both credit-related and noncredit-related portions of OTTI; however, in 2008, the entire OTTI charge on this security was recognized in earnings. The noncredit-related portion was determined to be $306,000 pre-tax. Accordingly, on April 1, 2009, a cumulative effect adjustment was recorded in the after-tax amount of $202,000 to increase retained earnings and decrease unrealized gains (losses) in accumulated other comprehensive income (loss) for the noncredit-related portion of the OTTI recorded in 2008.

The following summarizes the cumulative credit related OTTI charges recognized as components of earnings for investment securities still held at December 31, 2009 (in thousands):

Balance at January 1, 2009	$2,090
Cumulative effect of ASC Topic 320, “Investments — Debt and Equity Securities” adoption — non-credit portion of previous OTTI (pre-tax)	(306)
Additional OTTI taken for credit losses during 2009	1,504

Balance at December 31, 2009	$3,288

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2009, we maintained five investment securities with recorded impairments. The fair value of the five impaired investments was $3,269,000 compared to an original amortized cost of $8,950,000. The following table provides additional information related to these five investment securities (in thousands):

				At December 31, 2009
	Original			Current
	Amortized	Investment Rating		Amortized	Fair	OTTI
Description of Investment Security	Cost	Original	Current	Cost	Value	Taken

Private Issuer Mortgage-Backed Securities:
Countrywide Alt Ln 2005-83CB A3	$3,018	AAA	CC	$1,214	$1,333	$711
Countrywide Alt Ln 2005-75CB A4	2,932	AAA	CCC	1,254	1,305	480

Total Mortgage-Backed Securities	$5,950			$2,468	$2,638	$1,191
Corporate Securities:
InCaps Funding II Senior Note	$1,000	A-	BB	$279	$322	$631
InCaps Funding II Junior Note	1,000	BBB	B	256	309	530
USCap Funding V	1,000	BBB	C	—	—	936

Total Corporate Securities	$3,000			$535	$631	$2,097

Total Securities with OTTI	$8,950			$3,003	$3,269	$3,288

As discussed more thoroughly in Note 20 — Fair Value of Assets and Liabilities and Fair Value of Financial Instruments, the fair value of these investment securities was determined by calculating the net present value of the expected future cash flows of each security, with qualitative risk-adjusted discounting for potential credit risks and nonperformance in the underlying issuers, and market sector illiquidity concerns. In accordance with ASC 820, when an active market for a security does not exist, the use of management estimates that incorporate current market participant expectations of future cash flows, and include appropriate risk premiums, is acceptable. Management’s judgment was that, as of December 31, 2009, the facts and circumstances indicated significant illiquidity and an inactive market for these types of investments when other relevant observable inputs were not available; therefore, expected cash flows were used as a reasonable basis in determining the fair value of the corporate investment securities. Prior to September 30, 2008, management used other observable inputs to determine the fair value of the corporate investment securities including broker indicated prices and quoted prices in limited trading activity of the issuances.

During 2009, four of UNCB’s five private-issuer securities were downgraded to below investment grade (one private-issuer security was downgraded to below investment grade in 2008). Accordingly, UNCB recorded $1,504,000 of other-than-temporary impairment charges in 2009 including (i) $859,000 related to three corporate securities supported primarily by obligations from other financial industry entities, and (ii) $645,000 related to two private issuer mortgage-backed securities not guaranteed by the U.S. government. During 2008, we recorded $1,290,000 of other-than-temporary investment impairment charges related to two securities, including the private-issuer security that was downgraded to below-investment-grade in 2008, and a corporate security. Management determined that, due to severe illiquidity and distress in the financial markets, the unrealized declines in the value of these investments were other-than-temporary and credit related, requiring the write-down and related impairment charge to earnings. For the securities with impairment charges recorded, interest income payments received subsequent to impairment are fully applied to principal further reducing the amortized cost of these investments.

Subsequent to December 31, 2009, we sold one of the previously impaired corporate securities (InCaps Funding II Senior Note) for $277,000. At the time of the sale, the amortized cost was $272,000, which resulted in a $5,000 gain that was recorded on the sale.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 4 —	LOANS AND LEASES

At December 31, 2009 and 2008, loans and leases outstanding consisted of the following (in thousands):

	At December 31,
	2009		2008

Real Estate Mortgages
First and Second Residential	$112,535	33%	$127,636	35%
Commercial and Industrial	120,610	36	121,619	34
Construction and Land Development	21,970	6	24,757	7
Agricultural	28,099	8	27,485	8
Commercial and Industrial	37,410	11	35,061	10
Consumer, Net of Unearned Income	5,854	2	7,172	2
Agricultural	4,464	1	3,588	1
Political Subdivisions	5,764	2	6,553	2
Lease Financing Receivables, Net of Unearned Income	1,929	1	3,792	1
Other	639	0	617	0

Total Loans and Leases	$339,274	100%	$358,280	100%

UNCB grants commercial loans and leases, and residential and consumer loans to customers primarily located in Lancaster County, Pennsylvania. Although UNCB has a diversified loan and lease portfolio, its debtors’ ability to honor their contracts is influenced by the region’s economy. At December 31, 2009, UNCB had $72,287,000 of loans specifically pledged to the FHLB for providing collateral on FHLB long-term debt.

Loans and leases include the net investment in direct lease financing receivables, determined as follows (in thousands):

	At December 31,
	2009	2008

Minimum Lease Payments Receivable	$1,747	$3,834
Residual Values	343	432
Unearned Income	(161)	(474)

Total Leases	$1,929	$3,792

The allowance for uncollectible lease payments, included in the allowance for credit losses, was $68,000 and $149,000 at December 31, 2009 and 2008, respectively. Net charge-offs of direct lease financing receivables was $93,000 and $163,000 in 2009 and 2008, respectively.

Minimum future rentals on noncancelable financing leases as of December 31, 2009, are as follows (in thousands):

December 31,
2009

2010	$996
2011	485
2012	189
2013	66
2014	11
Thereafter	—

$1,747

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Nonperforming assets at December 31, 2009 and 2008 consisted of the following (in thousands):

	At December 31,
	2009	2008

Nonaccruing Loans and Leases	$8,034	$3,271
Accruing Loans — 90 Days or More Past Due	506	1,685

Total Nonperforming Loans and Leases	8,540	4,956
Other Real Estate Owned	5,383	—
Repossessed Assets	436	479

Total Nonperforming Assets	$14,359	$5,435

Following is a summary of impaired loan and lease data at December 31, 2009, 2008 and 2007 (in thousands):

	At December 31,
	2009	2008	2007

Impaired Loans and Leases with a Related Allowance for Credit Losses	$5,916	$5,058	$1,814
Impaired Loans and Leases without a Related Allowance for Credit Losses	2,799	4,302	822

Total Impaired Loans and Leases	$8,715	$9,360	$2,636

Related Allowance for Credit Losses	$1,458	$1,499	$380
Average Outstanding Balance for the Year	8,731	6,446	2,993
Recognized Interest Income on Impaired Loans	605	705	21

Loans to certain of our directors and principal officers, including their immediate families and companies in which they are principal owners (more than 10%), amounted to $3,255,000 at December 31, 2009. Such loans were made in the ordinary course of business at normal credit terms, including interest rates and collateral requirements, and do not represent more than a normal risk of collection. Transactions on these loans for the years ended December 31, 2009 and 2008 are as follows (in thousands):

	2009	2008

Balance, Beginning of Year	$4,386	$3,499
Additions	54	1,467
Deletions	(1,185)	(580)

Balance, End of Year	$3,255	$4,386

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 5 —	ALLOWANCE FOR CREDIT LOSSES

An analysis of changes in the allowance for credit losses for the years ended December 31, 2009, 2008 and 2007 is as follows (dollars in thousands):

	2009	2008	2007

Allowance for Credit Losses, Beginning of Year	$4,358	$3,675	$3,070
Charge-Offs	(1,189)	(364)	(637)
Recoveries	62	20	5

Net Charge-Offs	(1,127)	(344)	(632)
Addition to Provision for Credit Losses	2,627	1,027	1,237

Allowance for Credit Losses, End of Year	$5,858	$4,358	$3,675

Total Gross Loans and Leases at End of Year	$339,274	$358,280	$364,337
Ratio of Allowance for Credit Losses to Total Loans and Leases	1.73%	1.22%	1.01%

NOTE 6 —	PREMISES AND EQUIPMENT

Premises and equipment consist of the following (in thousands):

	At December 31,
	2009	2008

Buildings and Improvements	$10,814	$10,603
Furniture, Fixtures & Equipment	9,024	8,852
Leasehold Improvements	1,470	1,470
Land	1,168	1,168
Land Improvements	1,100	1,085
Construction and Development	—	101

Subtotal	23,576	23,279
Less: Accumulated Depreciation	(12,173)	(11,191)

Premises and Equipment — Net	$11,403	$12,088

For the years ended December 31, 2009, 2008 and 2007, depreciation expense on premises and equipment was $1,058,000, $1,093,000 and $1,078,000, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

We have entered into a number of arrangements that are classified as operating leases. The operating leases are for several branch and office locations. The majority of the operating leases are renewable at our option. Future minimum rental and sublease payments under terms of noncancelable operating lease and sublease agreements, including certain amounts which are payable to a related party, as of December 31, 2009, are as follows (in thousands):

	Lease	Sublease	Net Lease	Obligations to
	Obligations	Income	Obligations	Related Party

2010	$648	$287	$361	$197
2011	693	299	394	229
2012	699	282	417	250
2013	692	150	542	382
2014	591	153	438	379
Thereafter	3,532	600	2,932	2,900

	$6,855	$1,771	$5,084	$4,337

Net rent expense from continuing operations consisted of the following (in thousands):

	For the Year Ended December 31,
	2009	2008	2007

Rental Expense	$845	$755	$1,184
Sublease Rental Income	(316)	(225)	(28)

Net Rental Expense	$529	$530	$1,156

Net rental payments to a related party were $208,000, $282,000, and $473,000, for the years ended December 31, 2009, 2008 and 2007, respectively.

NOTE 7 —	DEPOSITS

Our deposits at December 31, 2009 and 2008 consisted of the following (in thousands):

	December 31,
	2009	2008

Noninterest-Bearing Demand	$54,331	$46,875
Money Market and NOW	134,600	120,762
Savings	23,526	22,087
Certificates of Deposit	192,308	193,853

Total Deposits	$404,765	$383,577

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Scheduled maturities of certificates of deposit (time deposits) at December 31, 2009 are as follows (in thousands):

December 31,
2009

2010	$117,543
2011	49,991
2012	13,744
2013	6,299
2014	4,650
Thereafter	81

Total Certificate of Deposits	$192,308

Total certificates of deposit included $6,572,000 and $12,278,000 of brokered CDs outstanding at December 31, 2009 and 2008, respectively. Certificates of deposit in denominations of $100,000 or more amounted to $63,183,000 and $52,822,000 at December 31, 2009 and 2008, respectively. The maturities of certificates of deposit in denominations of $100,000 or more at December 31, 2009, are as follows (in thousands):

December 31,
Maturity	2009

3 months or less	$12,115
3 — 6 months	10,069
6 — 12 months	10,869
Over 12 months	30,130

Total CDs of $100,000 or more	$63,183

Interest expense on deposits was $8,394,000, $9,470,000 and $10,790,000 for the years ended December 31, 2009, 2008 and 2007, respectively.

NOTE 8 —	SHORT-TERM BORROWINGS

There were no short-term borrowings outstanding as of December 31, 2009 and 2008. There were no short-term borrowings outstanding at any month end during 2009. For 2008, short-term borrowings had an average outstanding balance of $9,090,000 with a weighted-average interest rate of 2.31%. The highest balance outstanding at a month-end was $23,478,000. For 2007, short-term borrowings had an average outstanding balance of $6,025,000 with a weighted-average interest rate of 4.96%. The highest balance outstanding at a month-end was $8,223,000.

We have a line of credit with a correspondent bank amounting to $7,000,000 for overnight federal funds borrowings, none of which was outstanding at December 31, 2009, 2008 or 2007.

We also have has the ability to borrow overnight funds through the FRB discount window, which amounted to $14,839,000 at December 31, 2009. The FRB borrowing capacity is collateralized by $15,151,000 of investment securities at December 31, 2009. We did not have the ability to borrow any overnight funds through the FRB at December 31, 2008.

At December 31, 2008, we had an agreement with the FHLB for a line of credit available in the amount of $15,000,000, none of which was outstanding at December 31, 2008 or 2007. As a result of the formal agreement entered into with the OCC during 2009, (for additional information, refer to Note 18 — Enforcement Actions with Bank Regulatory Agencies,) the $15,000,000 line of credit is no longer available without

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

our providing collateral to the FHLB. We did not pledge collateral to the FHLB for short-term borrowings at December 31, 2009.

In 2007, we offered a secured short-term investment program for certain corporate customers consisting of overnight repurchase agreements that were secured by designated investment securities of UNCB. This program was discontinued in 2008.

Interest expense on short-term borrowings was $210,000 and $299,000 for the years ended December 31, 2008 and 2007, respectively. For the year ended December 31, 2009, interest expense on short-term borrowings was less than $1,000.

NOTE 9 —	LONG-TERM DEBT

Maturities of long-term debt are as follows as of December 31, 2009 and 2008 (dollars in thousands):

	December 31, 2009		December 31, 2008
	Amount	Rate	Amount	Rate

FHLB Fixed Rate Advances:
2010	$2,500	4.67%	$9,500	4.67%
2012	10,834	4.31	10,834	4.31
FHLB Convertible Fixed-Rate Advances:
2010	10,000	5.55	20,000	5.70
2011	10,000	5.23	10,000	5.23

Total	$33,334	4.98%	$50,334	5.11%

FHLB advances are collateralized by a security agreement covering qualifying loans and unpledged treasury, agency and mortgage-backed securities. At December 31, 2009, UNCB had $72,287,000 of loans specifically pledged to the FHLB for providing collateral on FHLB advances. In addition, FHLB advances are secured by FHLB stock we owned with a carrying amount of $3,298,000 at December 31, 2009 and 2008.

Membership in the FHLB provides us with additional liquidity alternatives such as short- or long-term funding on fixed-or variable-rate terms. However, as a result of the formal agreement entered into in 2009 with the OCC, (i) UNCB’s borrowing capacity has been reduced to the current outstanding balance, (ii) UNCB has delivered collateral to the FHLB to support the current outstanding balance owed to the FHLB and (iii) any future advances are contingent upon additional collateral delivery to the FHLB. For additional information, refer to Note 18 — Enforcement Actions with Bank Regulatory Agencies. As of December 31, 2009, long-term debt outstanding was $33,334,000. All FHLB long-term advances are subject to prepayment penalties, which vary based upon current market interest rates. At December 31, 2009, $20,000,000 of the FHLB long-term debt advances are convertible fixed-rate advances, which allow the FHLB the periodic option to convert to an adjustable-rate advance at the three-month London Interbank Offered Rate, or LIBOR, plus .10% to .20%. Upon the FHLB’s conversion, UNCB has the option to repay the respective advances in full without prepayment.

At December 31, 2008 (prior to the formal agreement with the OCC), total long-term advances outstanding were $50,334,000 from our available maximum borrowing capacity with the FHLB of $101,087,000, with $50,753,000 of borrowing capacity available, including a $15,000,000 line of credit.

Interest expense on long-term debt was $2,054,000, $2,795,000 and $3,652,000 for the years ended December 31, 2009, 2008 and 2007, respectively.

NOTE 10 —	DERIVATIVE FINANCIAL INSTRUMENTS

We have no derivatives at December 31, 2009, 2008 and 2007. Derivatives were used in 2007. For asset/liability management purposes, we have used interest rate cap and collar agreements to hedge various

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

exposures or to modify interest rate characteristics of various balance sheet accounts. Such derivatives used in the past as part of the asset/liability management process were linked to specific assets or liabilities and had high correlation between the contract and the underlying item being hedged both at inception and throughout the hedge period. These transactions involved both credit and market risk. The notional amounts are amounts on which calculations, payments, and the value of the derivative are based. Notional amounts do not represent direct credit exposures. Direct credit exposure is limited to the net difference between the calculated amounts to be received and paid, if any.

We record all derivatives on our balance sheet at fair value. The accounting for changes in the fair value of derivatives depended on the intended use of the derivative and the resulting designation. Derivatives used to hedge our exposure to variability in expected future cash flows, or other types of forecasted transactions, were designated as cash flow hedges. For derivatives designated as cash flow hedges, the effective portion of changes in the fair value of the derivative was initially reported in other comprehensive income (loss) and subsequently reclassified to earnings when the underlying hedged transaction affects earnings. The ineffective portion of changes in the fair value of the derivative was recognized directly in earnings.

NOTE 11 —	JUNIOR SUBORDINATED DEBENTURES

We three issuances of junior subordinated debentures, totaling $17,341,000, outstanding as of both December 31, 2009 and 2008.

On July 28, 2006, UNCB issued $6,000,000 of subordinated debentures due September 15, 2021 with a five-year initial fixed rate of 7.17%, and then an annual coupon rate, reset quarterly, based on three-month LIBOR plus 1.65%.

In December 2003, UNCT I issued $8,248,000 of floating-rate debentures due January 23, 2034, of which $248,000 is related to our capital contribution. UNCT I provides for quarterly distributions at a variable annual coupon rate that is reset quarterly, based on three-month LIBOR plus 2.85%. The coupon rate was 3.13% and 6.32% at December 31, 2009 and 2008, respectively.

In October 2004, UNCT II issued $3,093,000 of debentures due November 23, 2034, of which $93,000 is related to our capital contribution. UNCT II provides for quarterly distributions at a variable annual coupon rate that is reset quarterly, based on three-month LIBOR plus 2.00%. The coupon rate was 2.27% and 4.15% at December 31, 2009 and 2008, respectively.

All of the junior subordinated debentures are callable at UNNF’s option beginning at five years from the date of issuance. These debentures do not have to be called in full. UNCT I became callable in December 2008, UNCT II became callable in October 2009, and UNCB’s junior subordinated debenture will become callable in July 2011. All three issuances of junior subordinated debentures qualify as a component of risk-based capital for regulatory purposes. For additional information related to FRB pre-approval requirements related to payments on UNCT I and UNCT II, refer to Note 15 — Regulatory Restrictions.

Interest expense on junior subordinated debentures was $838,000, $1,104,000 and $1,268,000 for the years ended December 31, 2009, 2008 and 2007, respectively.

NOTE 12 —	EMPLOYEE BENEFITS

401(k) Profit-Sharing Plan

We have a 401(k) profit-sharing plan that covers substantially all full-time employees. This plan allows employees to contribute a portion of their salaries and wages to the plan. UNCB may elect to make discretionary contributions to the plan. The plan provides for UNCB to match a portion of employee-elected salary deferrals, subject to certain percentage maximums of their salaries and wages. Our expense relative to its profit-sharing plan amounted to $48,000, $166,000, and $187,000 for the years ended December 31, 2009, 2008 and 2007, respectively. During the second quarter of 2009, we changed the 401(k) profit-sharing plan to

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

suspend the employee match, which resulted in a decrease of expense for the year ended December 31, 2009 compared to the years ended December 31, 2008 and 2007.

Employee Stock Purchase Plan

In 2009, we established an Employee Stock Purchase Plan, or ESPP. The ESPP is a company-run program in which participating employees can purchase shares of our stock at a 15% discount. Employees contribute to the plan through payroll deductions, which accumulate until the shares are purchased. On a quarterly basis, the accumulated funds are used to purchase shares of our stock on behalf of the participating employees. The difference between the market price and the purchase price for participants (the 15% discount) is recognized as expense in our consolidated statements of operations in salaries, wages and employee benefits. Our expense relative to its ESPP was $7,000 for the year ended December 31, 2009. We recognized no expense for the years ended December 31, 2008 and 2007, as the plan was not established until 2009.

Stock Option Plan

We have two stock option plans, one plan for our employees and one plan for our independent directors. These plans are discussed separately in Note 2 — Stocked-Based Compensation.

Salary Continuation Plan

We have a salary continuation agreement with our Chairman/CEO/President. This is an unfunded plan that provides for target retirement benefits beginning at age 62. The agreement also provides for benefits in the event of the disability or death of the participant, the termination of employment of the participant, or a change in our control. At December 31, 2009 and 2008, our total accrued liability under this agreement was $403,000 and $290,000, respectively. Total expenses related to this liability and related insurance costs as provided for in the agreement amounted to $113,000, $59,000, and $69,000 for the years ended December 31, 2009, 2008 and 2007, respectively.

NOTE 13 —	INCOME TAXES

ASC Topic 740, “Income Taxes” requires that companies recognize in their financial statements the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. ASC Topic 740 provides guidance on how to determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. We have adopted ASC Topic 740 retroactive to January 1, 2007. As a result of our adoption, we identified no significant income tax uncertainties; therefore, we recognized no adjustment for unrecognized income tax benefits for the years ended December 31, 2009, 2008 and 2007. Our policy is to recognize interest and penalties on unrecognized tax benefits in income tax expense in the consolidated statements of operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Our net deferred tax assets consisted of the following components as of December 31, 2009 and 2008 (in thousands):

	At December 31,
	2009	2008

Deferred Tax Assets:
Allowance for Credit Losses	$1,992	$1,482
Recoverable Alternative Minimum Taxes	804	804
Income Tax Credit Carryforward	502	515
Impairment Charges on Investment Securities	961	806
Unrealized Losses on Investment Securities Available for Sale	101	—
Other	270	280

Total Deferred Tax Assets	4,630	3,887
Deferred Tax Liabilities:
Deferred Net Loan Fees	(61)	(57)
Depreciation	(415)	(452)
Prepaid Expenses	(130)	(91)
Mortgage Servicing Assets and Credit Enhancement Fees Receivable	(16)	(29)
Leasing	(585)	(572)
Unrealized Gains on Investment Securities Available for Sale	—	(19)
Other	(37)	(10)

Total Deferred Tax Liabilities	(1,244)	(1,230)

Net Deferred Tax Assets	$3,386	$2,657

At December 31, 2009, we had no valuation allowance established against our deferred tax assets as management believes we will generate sufficient future taxable income to fully utilize all net operating loss carryforwards and AMT tax credits.

An analysis of income tax expense included in our consolidated statements of operations for the years ended December 31, 2009, 2008 and 2007, is as follows (in thousands):

	Years Ended December 31,
	2009	2008	2007

(Tax Benefits Receivable) Tax Currently Payable	$(193)	$1,284	$(413)
Deferred Income Tax Benefit	(609)	(1,472)	(8)

Benefit from Income Taxes	$(802)	$(188)	$(421)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The reasons for the difference between the benefit from income taxes and the amount computed by applying the statutory federal income tax rate to (loss) income before income taxes for the years ended December 31, 2009, 2008 and 2007 are as follows (dollars in thousands):

	Years Ended December 31,
	2009	2008	2007

(Loss) Income Before Income Taxes	$(1,517)	$256	$(109)
Statutory Tax Rate	34.0%	34.0%	34.0%
Federal Tax at Statutory Rate	(516)	87	(37)
Tax Benefits From:
Tax-Exempt Income, Net of Disallowed Interest Expense	(146)	(132)	(267)
Earnings from Bank-Owned Life Insurance	(147)	(149)	(145)
Income Tax Credits	—	—	(38)
Other	7	6	66

Benefit from Income Taxes	$(802)	$(188)	$(421)

Income tax credit carryforwards will begin to expire in 2020 and income tax credits are recognized as earned. There were no income tax credits earned for the years ended December 31, 2009 and 2008. There was $38,000 of income tax credits earned for the year ended December 31, 2007.

Years that remain open for potential review by the Internal Revenue Service are 2006 through 2008.

NOTE 14 —	COMMITMENTS, GUARANTEES AND CONTINGENCIES

UNCB is a party to financial instruments with off-balance sheet risk, in the normal course of business, to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit risk and interest rate risk in excess of the amount recognized in the consolidated statements of financial condition. The contract amounts of these instruments reflect the exposure to credit loss in the event of nonperformance (in thousands).

	At December 31,
	2009	2008

Financial Instruments Whose Contract Amounts Represent Credit Risk:
Commitments to Extend Credit	$1,499	$800
Unused Portion of Home Equity, Personal and Overdraft Lines	43,674	43,259
Other Unused Commitments, Principally Commercial Lines of Credit	59,419	60,374
Standby Letters of Credit	6,199	5,474

Total Commitments and Guarantees	$110,791	$109,907

Commitments to extend credit are agreements to lend to customers as long as there is no violation of any condition established in the contracts. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Certain commitments may expire without being drawn upon and, therefore, future cash may not be required. UNCB evaluates each customer’s creditworthiness on a case-by-case basis. UNCB generally requires collateral or other security to support financial instruments with credit risk. Collateral held varies but may include residential or commercial real estate, equipment, inventory and accounts receivable.

Standby letters of credit are conditional commitments issued by UNCB to guarantee the performance of a customer to a third party. These letters of credit are issued primarily to support public and private borrowing arrangements and have terms of less than two years. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan advances to customers. The contract amounts of letter

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

of credit instruments reflect the exposure to credit loss in the event of nonperformance. UNCB requires collateral supporting these letters of credit as deemed necessary. Based on the creditworthiness of the borrowers, we had unsecured letters of credit outstanding that totaled $411,000 and $555,000 at December 31, 2009 and 2008, respectively. Management believes that the proceeds obtained through a liquidation of collateral on secured letters of credit would be sufficient to cover the maximum potential amount of future payments required under the corresponding guarantees. We do not consider the amount of the liability as of December 31, 2009 and 2008, for guarantees under standby letters of credit issued to be material.

UNCB occasionally sells residential mortgage loans to the FHLB under an agreement that includes a maximum credit enhancement liability of $815,000. UNCB may be required to pay the FHLB if realized losses on any of the sold mortgages exceed the amount held in a spread account at the FHLB funded annually at 0.04% of the outstanding balance of loans sold. UNCB’s historical losses on residential mortgages have been lower than the amount being funded to the spread account. As such, we do not anticipate recognizing any losses and accordingly have not recorded a liability for the credit enhancement. As compensation for the credit enhancement, the FHLB is paying us monthly at an annual rate of 0.10% on the outstanding loan portfolio balance. UNCB records credit enhancement fees receivable based upon the present value of estimated future cash flows as loans are sold. The credit enhancement fees receivable, which amounted to $14,000 at December 31, 2009 and $26,000 at December 31, 2008, are included in other assets on our consolidated statements of financial condition and are amortized as principal is received on loans sold.

Effective July 1, 2008, UNCB joined a health care expense management consortium with other Pennsylvania banks. The purpose of the consortium is to pool the risks of covered groups of employees, and to provide effective claims-based expense management, administrative efficiencies and use of high-dollar claim stop loss insurance coverage to reduce the overall health care costs to the consortium member banks, while maintaining high quality coverage for employees. Through December 31, 2009, UNCB’s payments to the consortium to cover estimated claims expenses, administrative expenses and stop loss insurance premiums exceeded the actual processed expenses by $312,000. However, UNCB reduced the amount of this prepaid benefit by a contingent reserve of $63,000 reflecting an actuarial estimate by the consortium of its unpaid claim liability as of December 31, 2009 to include potential (i) unreported claims, (ii) reported but unprocessed claims and (iii) processed but unpaid claims, related to both medical and drug coverage.

NOTE 15 —	REGULATORY RESTRICTIONS

UNCB is required to maintain reserves, in the form of cash and balances with the FRB, against its deposit liabilities. The average amount of required reserves was approximately $7,201,000 and $6,135,000 during 2009 and 2008, respectively.

UNCB is also subject to certain restrictions in connection with the payment of dividends. National banking laws require the approval of the OCC if the total of all dividends declared by a national bank in any calendar year exceeds the net profits of UNCB for that year (as defined) combined with UNCB’s retained net operating results for the preceding two calendar years. Under this formula, UNCB’s retained net operating results for the preceding two calendar years was ($189,000). In 2010, UNCB may declare dividends to us in an amount equal to the net profits of UNCB in 2010 less $189,000, up to the date of any such dividend declaration.

In addition, on January 28, 2010, we entered into an informal MOU with the FRB. The MOU, which is not a “written agreement” for purposes of Section 8 of the Federal Deposit Insurance Act, requires, among other things, that we seek prior approval by the FRB before UNNF (i) declares or pays dividends to shareholders, (ii) distributes interest, principal or other sums on UNCT I and UNCT II junior subordinated debentures and (iii) incurs, increases or guarantees any additional debt. Subsequent to December 31, 2009, the FRB did approve the quarterly interest payments for the first quarter of 2010 on the UNCT I and UNCT II junior subordinated debentures and the preferred stock dividend payments.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Bank regulatory authorities in the United States issue risk-based capital standards. These capital standards relate a bank’s capital to the risk profile of its assets and provide the basis by which the capital adequacy of all banks is evaluated. UNNF and UNCB are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet the minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on our consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, UNNF and UNCB must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require UNNF and UNCB to maintain minimum amounts and ratios (set forth below) of Tier 1 capital to average assets and of total capital (as defined in the regulations) to risk-weighted assets.

As of December 31, 2009 and 2008, UNNF and UNCB exceeded the current regulatory requirements to be considered a quantitatively “well capitalized” financial institution, i.e. a leverage ratio exceeding 5%, Tier 1 risk-based capital exceeding 6%, and total risk-based capital exceeding 10%.

In addition to the above requirements, effective September 30, 2009, the OCC established individual minimum capital requirements for UNCB (for additional information, refer to Note 18 — Enforcement Actions with Bank Regulatory Agencies). The specific capital requirements established for UNCB were 8% for Tier 1 Capital to Average Total Assets, 9.5% for Tier 1 Capital to Risk-Based Assets, and 12% for Total Capital to Risk-Based Assets. At December 31, 2009, UNCB’s measure of Tier 1 Capital to Average Total Assets was 8.31%, Tier 1 Capital to Risk-Based Assets of 9.69% and Total Capital to Risk-Based Assets of 12.37%. At December 31, 2009, all three ratios exceeded the respective individual minimum capital requirements established by the OCC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

UNNF’s and UNCB’s regulatory capital levels as of December 31, 2009 and 2008 are as follows (dollars in thousands):

					To Be Well-
			Minimum Required		Capitalized Under Prompt
			for Capital Adequacy		Corrective
	Actual		Purposes		Action Provisions
	Amount	Ratio	Amount	Ratio(1)	Amount	Ratio

UNNF Financial Corporation
December 31, 2009:
Tier 1 (leverage) capital	$42,036	8.52%	$19,744	4.00%	N/A	N/A
Tier 1 risk-based capital	42,036	9.93	16,929	4.00	N/A	N/A
Total risk-based capital	53,825	12.72	33,858	8.00	N/A	N/A
December 31, 2008:
Tier 1 (leverage) capital	$40,982	8.44%	$19,414	4.00%	N/A	N/A
Tier 1 risk-based capital	40,982	10.03	16,340	4.00	N/A	N/A
Total risk-based capital	52,092	12.75	32,680	8.00	N/A	N/A
UNNF Community Bank
December 31, 2009:
Tier 1 (leverage) capital	$40,910	8.31%	$19,686	4.00%	$24,608	5.00%
Tier 1 risk-based capital	40,910	9.69	16,881	4.00	25,322	6.00
Total risk-based capital	52,194	12.37	33,762	8.00	42,203	10.00
December 31, 2008:
Tier 1 (leverage) capital	$40,601	8.41%	$19,306	4.00%	$24,133	5.00%
Tier 1 risk-based capital	40,601	9.97	16,292	4.00	24,438	6.00
Total risk-based capital	50,959	12.51	32,584	8.00	40,731	10.00

(1)	The OCC requires UNCB to meet higher individual minimum capital ratios effective September 30, 2009 (for additional information, refer to Note 18 — Enforcement Actions with Bank Regulatory Agencies).

Included in Tier 1 regulatory capital of UNNF is $10,510,000 of trust capital securities issued through the UNCT I and UNCT II subsidiaries of UNNF. The balance of these trust capital securities, $490,000, is included in Tier 2 regulatory capital of UNNF. In addition, included in Tier 2 regulatory capital of UNCB and UNNF is $6,000,000 of junior subordinated debentures issued by UNCB. These securities would become callable if the FRB makes a determination that trust capital securities can no longer be considered in regulatory capital.

Regulatory capital requirements may be increased in the future. UNNF will closely monitor and evaluate its capital position as the regulatory capital environment changes, and if regulatory capital requirements are changed.

Banking regulations limit the amount of investments, loans, extensions of credit and advances UNCB can make to UNNF at any time to 10% of UNCB’s total regulatory capital. At December 31, 2009, this limitation amounted to approximately $5,219,000. These regulations also require that any such investment, loan, extension of credit or advance be secured by securities having a market value in excess of the amount thereof.

NOTE 16 —	RESIDENTIAL MORTGAGE BUSINESS VENTURE

Effective October 31, 2007, our management decided to cease operations of Home Team due to the weakening housing market and the related reduction in brokered residential mortgage loan volume. Accordingly, consolidated operating results for 2009 and 2008 reflected no mortgage brokerage and title insurance

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

income, and no operating expenses, related to Home Team. Our consolidated operating results for 2007 included $1,932,000 of mortgage brokerage income, $317,000 of title insurance/settlement income and $2,572,000 of non-interest expenses related to Home Team.

NOTE 17 —	DE-LEVERAGING AND RESTRUCTURING ACTIVITIES

In 2009, UNCB continued with de-leveraging activities to reduce its cost of funds and improve its net interest margin by using funds from low-interest earning assets to pay down higher-interest long-term debt. UNCB prepaid $17,000,000 of FHLB advances, which had a fixed weighted average interest cost of 5.36%, incurring $536,000 of debt prepayment penalties, which were included in other non-interest expense. At December 31, 2009, the balance of long-term debt was $33,334,000. During 2009, UNCB also repaid a $5,241,000 brokered CD with an interest cost of 3.90% that matured on October 15, 2009.

In 2008, UNCB prepaid $18,482,000 of FHLB advances, which had a fixed weighted average interest cost of 4.19%, incurring $72,000 of debt prepayment penalties. At December 31, 2008, the balance of total long-term debt was $50,334,000. During 2008, UNCB also called and prepaid $16,410,000 of brokered CDs which had a fixed weighted average interest cost of 4.91%.

UNNF incurred restructuring charges, consisting of severance and related costs, totaling $717,000 in 2007. There were no restructuring charges in 2009 and 2008. UNNF made cash payments of $223,000 and $494,000 in 2008 and 2007, respectively, related to accrued severance liabilities remaining from the 2007 restructuring activities. The severance liability was paid in full by December 31, 2008.

NOTE 18 —	ENFORCEMENT ACTIONS WITH BANK REGULATORY AGENCIES

Formal Written Agreement with the OCC

On August 27, 2009, UNCB entered into the Agreement with the OCC. Specifically, the Agreement requires UNCB to (1) establish a compliance committee to monitor and coordinate UNCB’s adherence to the provisions of the Agreement, (2) have its board of directors evaluate and monitor executive management performance, (3) update its three-year strategic plan in accordance with specific guidelines set forth in the Agreement, (4) update its three-year capital program, (5) develop and implement systems to provide for effective loan portfolio management, (6) take action to protect criticized assets and implement a written program to eliminate the basis of criticism of assets criticized by the OCC, (7) strengthen UNCB’s contingency funding plan, (8) implement a written consumer compliance program and (9) not exceed the level of brokered deposits as of the date of the Agreement without prior OCC approval.

The Agreement supersedes the previous MOU entered into between UNCB and the OCC on June 20, 2007. The Agreement effectively extends several of the provisions under the MOU, including requiring a three-year strategic plan and three-year capital plan, improving UNCB’s loan portfolio management, implementing an effective risk-based consumer compliance audit program, and establishing a compliance committee.

Separate from the Agreement, the OCC has established individual minimum capital requirements for UNCB requiring Tier 1 Capital to Average Total Assets of at least 8%, Tier 1 Capital to Risk-Based Assets of at least 9.5% and Total Capital to Risk-Based Assets of at least 12% effective beginning September 30, 2009. These minimum capital ratios are similar to the capital ratio targets agreed to between UNCB and the OCC under the MOU which were Tier I Capital to Average Total Assets of 8%, Tier I Capital to Risk-Based Assets of 9% and Total Capital to Risk-Based Assets of 12%. At December 31, 2009, UNCB’s measure of Tier I Capital to Average Total Assets was 8.31%, Tier I Capital to Risk-Based Assets of 9.69% and Total Capital to Risk-Based Assets of 12.37%. At December 31, 2009, all three ratios exceeded the respective OCC individual minimum capital requirements. UNCB capital ratios reflect the infusion $700,000 of the $1,275,000 proceeds raised in UNNF’s preferred stock private placement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In order to maintain UNCB’s capital levels and to continue to meet the OCC’s individual minimum capital requirement, UNNF and UNCB may have to raise additional capital, reduce assets or both. If UNCB does not continue to meet the OCC’s requirements, the OCC could subject UNCB to such administrative actions or sanctions as the OCC considers necessary.

Management and the board of directors are committed to taking the necessary actions to fully maintain the new minimum capital ratios and address the provisions of the Agreement, and believe that UNCB has already made measurable progress in addressing these requirements.

Memorandum of Understanding with the FRB

On January 28, 2010, UNNF entered into an informal MOU with the FRB. UNNF is the registered bank holding company that wholly owns UNCB; however, UNCB subsidiary is separately supervised by the OCC. The MOU, which is not a “written agreement” for purposes of Section 8 of the Federal Deposit Insurance Act, requires, among other things, UNNF to seek prior approval by the FRB before (i) declaring or paying dividends to stockholders, (ii) distributing interest, principal or other sums on UNCT I and UNCT II junior subordinated debentures, and (iii) incurring, increasing or guaranteeing any additional debt. Subsequent to December 31, 2009, the FRB did approve the quarterly interest payments for the first quarter of 2010 on the UNCT I and UNCT II junior subordinated debentures and the preferred stock dividend payments.

NOTE 19 —	STOCK ISSUED UNDER PRIVATE PLACEMENT OFFERINGS AND DIVIDEND REINVESTMENT PLAN

Preferred Stock Private Placement Offering

On September 15, 2009, UNNF filed with the Pennsylvania Department of State two Statements with Respect to Shares which, effective upon filing, designated two series of preferred stock as “5% Non-Cumulative Non-Voting Convertible Perpetual Preferred Stock, Series A”, or the Series A Preferred Stock, and “6% Non-Cumulative Non-Voting Non-Convertible Perpetual Preferred Stock, Series B”, or the Series B Preferred Stock, and set forth the voting and other powers, designations, preferences and relative, participating, optional or other rights, and the qualifications, limitations or restrictions of the Series A Preferred Stock and Series B Preferred Stock.

Sales of Preferred Stock

UNNF has sold shares of its Series A Preferred Stock in transactions exempt from registration under the Securities Act of 1933, pursuant to Section 4(2) thereof.

Between September 25, 2009 and December 31, 2009, UNNF sold 1,275 shares of its Series A Preferred Stock for total gross proceeds of $1,275,000, which have been offset by issuance costs of $57,000.

As of December 31, 2009, no Series B Preferred Stock shares had been sold, issued or was outstanding.

The following table summarizes the Series A Preferred Stock sold and the gross proceeds received through the private placement offering as of December 31, 2009 (dollars in thousands):

		Gross
Period	Shares	Proceeds

September 25, 2009 — September 30, 2009	700	$700
October 1, 2009 — December 31, 2009	575	575
Total	1,275	$1,275

As of December 31, 2009, none of the 1,275 Series A Preferred Stock Shares issued converted to common stock.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Terms of the Series A Preferred Stock

Dividends on the Series A Preferred Stock are payable quarterly in arrears if, when, and as declared by UNNF’s board of directors, at a rate of 5.00% per year on the liquidation preference of $1,000 per share. Dividends, if declared, will be payable quarterly on January 31, April 30, July 31, and October 31 of each year, or each a Dividend Payment Date, with the first scheduled dividend being January 31, 2010. For additional information related to FRB pre-approval requirements related to dividend payments on Preferred Stock, refer to Note 15 — Regulatory Restrictions. In the case of the dividend payable on the first Dividend Payment Date, such dividend shall be prorated based on the number of days elapsed from the date of purchase to the first Dividend Payment Date over a quarterly dividend period of 90 days. Dividends on the Series A Preferred Stock are non-cumulative.

Holders of the Series A Preferred Stock may convert their shares into common stock at any time upon approval of the FRB, if required, at the conversion prices listed below:

Conversion Price
Conversion Date:	per Share

September 15, 2009 through September 14, 2010	$4.00
September 15, 2010 through September 14, 2011	$6.25
September 15, 2011 through September 14, 2012	$7.50
September 15, 2012 through September 14, 2013	$8.75
On or After September 15, 2013	$10.00

The Series A Preferred Stock only may be redeemed by UNNF upon approval of the FRB. If UNNF redeems the Series A Preferred Stock on or prior to September 14, 2014, the redemption price will include a premium decreasing over time from 2.5% to 0.5% of the liquidation preference. The holders of the Series A Preferred Stock do not have voting rights except as required by the PBCL.

Common Stock Private Placement Offering

On May 19, 2008, UNNF commenced a private placement stock offering for the sale of up to 526,315 unregistered shares of UNNF’s common stock, par value $0.25 per share, at $9.50 per share for a maximum aggregate offering price of $4,999,993. There was no minimum offering amount. Proceeds from the sale of the shares were immediately contributed to the general corporate purposes of UNNF including, but not limited to, continuing to meet regulatory capital requirements and increasing the regulatory lending ability of UNCB. The shares were being offered pursuant to an exemption from registration under Section 3(b) of the Securities Act of 1933 and Rule 505 of SEC Regulation D. The shares sold were restricted securities for purposes of the United States securities laws and cannot be transferred except under these laws. The initial private placement offering was for an initial period of six months commencing May 19, 2008. The board of directors of UNNF subsequently elected to extend the offering period for the shares until February 17, 2009, at which time the private placement common stock offering expired.

UNNF received gross proceeds of $1,635,000 on the private placement common stock offering and issued 172,132 shares. Issuance costs of $49,000 were offset against the gross proceeds.

Dividend Reinvestment Plan

UNNF maintains a DRIP for record holders of UNNF’s common stock to provide a convenient method of investing cash dividends payable upon their common stock and to provide participants with the opportunity to make voluntary cash payments, from a minimum of $500 to a maximum of $50,000 per calendar quarter, to purchase additional common shares at a 10% discount to the fair market value of the shares on the effective purchase date as defined by the DRIP. There were no dividends paid by UNNF in 2009; however, eligible shareholders made voluntary cash payments totaling $68,000, which were used to purchase 20,840 common

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

shares. UNNF reserved 200,000 common stock shares to be issued under the DRIP, of which, 22,992 shares have been issued as of December 31, 2009.

NOTE 20 —	FAIR VALUE MEASUREMENT OF ASSETS AND LIABILITIES / FAIR VALUE OF FINANCIAL INSTRUMENTS

ASC Topic 820, “Fair Value Measurements and Disclosures” defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value measurements. This guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. A fair value measurement assumes that a transaction to sell an asset or transfer a liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. The price in the principal (or most advantageous) market used to measure the fair value of the asset or liability shall not be adjusted for transaction costs. An orderly transaction is not a forced transaction, but rather a transaction that assumes exposure to the market for a period prior to the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets and liabilities.

Market participants are buyers and sellers in the principal market that are (i) independent, (ii) knowledgeable, (iii) able to transact and (iv) willing to transact. ASC Topic 820 requires the use of valuation techniques that are consistent with the market approach, the income approach and/or the cost approach. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets and liabilities. The income approach uses valuation techniques to convert future amounts such as cash flows or earnings, to a single present amount on a discounted basis. The cost approach is based on the amount that currently would be required to replace the service capacity of an asset (replacement cost). Valuation techniques should be consistently applied. Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset or liability. Inputs may be observable, meaning those that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from independent sources, or unobservable, meaning those that reflect the reporting entity’s own assumptions about the assumptions market participants would use in pricing the asset or liability based upon the best information available in the circumstances. In that regard, ASC Topic 820 establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs.

The fair value hierarchy is as follows:

Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 — Quoted prices in markets that are not active, or inputs that are observable either directly or indirectly, for substantially the full term of the asset or liability;

Level 3 — Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

ASC Topic 820 provides a list of factors that a reporting entity should evaluate to determine whether there has been a significant decrease in the volume and level of activity for the asset or liability in relation to normal market activity for the asset or liability. When the reporting entity concludes there has been a significant decrease in the volume and level of activity for the asset or liability, further analysis of the information from that market is needed and significant adjustments to the related prices may be necessary to estimate fair value in accordance with fair value measurement and disclosure guidance. Further, ASC Topic 820 clarifies that when there has been a significant decrease in the volume and level of activity for the asset or liability, some transactions may not be orderly, and UNNF must evaluate the weight of evidence to determine whether the transactions are orderly. It provides a list of circumstances that may indicate that a transaction is

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

not orderly. A transaction price that is not associated with an orderly transaction is given little, if any, weight when estimating fair value.

A description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy, is set forth below. The valuation methodologies were applied to all of UNNF’s financial assets and financial liabilities carried at fair value, effective January 1, 2008. In addition, UNNF adopted fair value measurement and disclosure guidance for non-financial assets and non-financial liabilities on January 1, 2009.

Securities Available for Sale

Equity securities, comprised mostly of bank stocks, traded on a national securities exchange are reported at fair value using the Level 1 valuation hierarchy because these securities tend to trade frequently, and quoted prices are considered active. Other equity securities, comprised mostly of bank stocks, traded on the OTCBB or privately are reported at fair value using the Level 2 valuation hierarchy because these securities tend to trade infrequently, and quoted prices are not considered active. Debt securities classified as available for sale are generally reported at fair value utilizing Level 2 inputs. For these securities, UNNF obtained fair value measurements from an independent pricing service. The fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, the U.S. Treasury yield curve, live trading levels, trade execution data, market consensus prepayment speeds, credit information and the bond’s terms and conditions, among other things.

Level 3 inputs are for certain corporate investment security positions that are not traded in active markets or are subject to transfer restrictions, and/or where valuations are adjusted to reflect illiquidity and/or non-transferability. Such adjustments are generally based on available market evidence. In the absence of such evidence, management’s best estimate is used. Management’s best estimate consists of both internal and external support on certain Level 3 investments. Management only changes Level 3 inputs and assumptions when corroborated by evidence such as transactions in similar instruments, completed or pending third-party transactions in the underlying investment or comparable entities, subsequent transactions or rounds of financing, recapitalizations and other transactions across the capital structure, offerings in the equity or debt markets and changes in financial ratios or cash flows. As of December 31, 2009, the fair value of securities valued using Level 3 inputs was determined by management by calculating the net present value of the expected future cash flows of each security, with qualitative risk-adjusted discounting for potential credit risks and nonperformance in the underlying issuers and market sector illiquidity concerns.

The following tables present available-for-sale investment securities measured at fair value on a recurring basis as of December 31, 2009 and 2008, segregated by the level of the valuation inputs within the hierarchy utilized to measure fair value (in thousands):

	At December 31, 2009
	Level 1	Level 2	Level 3	Total

U.S. Agency Mortgage-Backed Securities	$—	$53,394	$—	$53,394
Private Issuer Mortgage-Backed Securities	—	—	2,638	2,638
Obligations of State and Political Subdivisions	—	3,815	—	3,815
Corporate Securities	—	—	631	631
Equity Securities	13	55	—	68

Total Investment Securities	$13	$57,264	$3,269	$60,546

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	At December 31, 2008
	Level 1	Level 2	Level 3	Total

U.S. Agency Mortgage-Backed Securities	$—	$56,250	$—	$56,250
Private Issuer Mortgage-Backed Securities	—	—	3,219	3,219
Obligations of U.S. Government Agencies	—	3,396	—	3,396
Corporate Securities	—	—	1,218	1,218
Equity Securities	74	132	—	206

Total Investment Securities	$74	$59,778	$4,437	$64,289

The following is a reconciliation of the beginning and ending balances of recurring fair value measurements of certain available-for-sale securities using significant unobservable (Level 3) inputs (in thousands):

Available-for-Sale
Securities

Beginning Balance at January 1, 2009	$4,437
Payments received (applied to principal), net of accretion	(733)
Total realized and unrealized gains
Included in net income (loss)	(1,504)
Included in other comprehensive income (loss)	1,069

Ending Balance at December 31, 2009	$3,269

Certain financial assets and financial liabilities are measured at fair value on a nonrecurring basis; that is, the instruments are not measured at fair value on an ongoing basis, but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment).

Impaired Loans.   Certain impaired loans are reported at the fair value of the underlying collateral if repayment is expected solely from the collateral. Collateral values are estimated using Level 3 inputs based upon customized discounting criteria. The valuation allowance (allowance for credit losses) associated with impaired loans was $1,458,000 and $1,499,000 at December 31, 2009 and 2008, respectively.

The balance of loans and leases that were considered to be impaired under GAAP was $8,715,000 and $9,360,000, which consisted of ten and 16 loan and lease relationships to unrelated borrowers, at December 31, 2009 and 2008, respectively. At December 31, 2009, four of the relationships represented 90% of the total impaired loans and leases of $8,715,000. The decrease in impaired loans and leases during 2009 was primarily the result of loan pay-offs through the loan workout process as well as charge-offs during the year. Management continues to diligently monitor and evaluate the existing portfolio, and identify credit concerns and risks, including those resulting from the current weak economy. The measure of impairment is based primarily on the fair value of collateral securing these loans, which is primarily real estate and equipment.

Impaired Loans With a Related Allowance.  UNNF had $5,916,000 and $5,058,000 of impaired loans and leases with a related allowance for credit losses at December 31, 2009 and 2008, respectively. These consisted of five and eight loan and lease relationships to unrelated borrowers, with a related allowance for credit losses of $1,458,000 and $1,499,000 at December 31, 2009 and 2008, respectively. This group of impaired loans and leases has a related allowance due to the probability of the borrower not being able to continue to make principal and interest payments due under the contractual terms of the loan or lease. These loans and leases appear to have insufficient collateral and UNNF’s principal may be at risk; as a result, a related allowance is necessary to cover future potential losses.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Repossessed Assets.  Assets included in repossessed assets are reported at fair value on a non-recurring basis. Values are estimated using Level 3 inputs, based on appraisals that consider the sales prices of similar assets.

Other Real Estate Owned.  Assets included in other real estate owned are reported at fair value on a non-recurring basis. Values are estimated using Level 3 inputs, based on appraisals that consider the sales prices of properties in the proximate vicinity and estimated liquidation costs.

The following table summarizes financial assets and financial liabilities measured at fair value on a nonrecurring basis as of December 31, 2009 and 2008, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value (in thousands):

	December 31, 2009
	Level 1	Level 2	Level 3	Total Fair
	Inputs	Inputs	Inputs	Value

Assets:
Impaired Loans	$—	$—	$4,458	$4,458
Repossessed Assets	—	—	436	436
Other Real Estate Owned	—	—	5,383	5,383

Total	$—	$—	$10,277	$10,277

	December 31, 2008
	Level 1	Level 2	Level 3	Total Fair
	Inputs	Inputs	Inputs	Value

Assets:
Impaired Loans	$—	$—	$3,559	$3,559
Repossessed Assets	—	—	479	479
Other Real Estate Owned	—	—	—	—

Total	$—	$—	$4,038	$4,038

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The estimated fair values of financial instruments as of December 31, 2009 and 2008 are set forth in the table below (in thousands). The information in the table should not be interpreted as an estimate of the fair value of UNNF in its entirety since a fair value calculation is only provided for a limited portion of UNNF’s assets and liabilities. Due to a wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparisons between UNNF’s disclosures and those of other companies may not be meaningful.

	December 31, 2009		December 31, 2008
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value

Assets:
Cash and Cash Equivalents	$43,340	$43,340	$31,837	$31,837
Interest-Bearing Time Deposits in Other Banks	9,229	9,252	1,775	1,838
Investment Securities Available for Sale	60,546	60,546	64,289	64,289
Loans and Leases, Net	333,416	317,459	353,922	354,195
Restricted Investment in Bank Stocks	3,727	3,727	3,703	3,703
Accrued Interest Receivable	1,569	1,569	1,624	1,624
Mortgage Servicing Assets and Credit Enhancement Fees Receivable	48	267	86	285
Liabilities:
Demand and Savings Deposits	212,457	212,457	189,724	189,724
Time Deposits	192,308	194,218	193,853	195,611
Long-Term Debt	33,334	34,798	50,334	52,976
Junior Subordinated Debentures	17,341	17,017	17,341	19,182
Accrued Interest Payable	938	938	1,422	1,422
Off-balance-sheet Items:
Commitments to Extend Credit and Standby Letters of Credit	—	—	—	—

The following methods and assumptions were used by UNNF to estimate the fair value of its financial instruments at December 31, 2009 and 2008:

Cash and cash equivalents.  The carrying amounts of cash and short-term investments (U.S. Treasury Bills with a maturity of less than 60 days) approximate their fair values.

Interest-bearing time deposits in other banks.  The carrying amounts of interest-bearing time deposits in other banks approximate their fair values. UNCB generally purchases amounts below the insured limit, limiting the amount of credit risk on these time deposits.

Investment securities.  The carrying values of securities available for sale (carried at fair value) are determined by obtaining quoted market prices on nationally recognized securities exchanges (Level 1) or matrix pricing (Level 2), which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted market prices for the specific securities but rather by relying on the securities’ relationship to other benchmark quoted prices. For certain securities which are not traded in active markets or are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or non-transferability, and such adjustments are generally based on available market evidence (Level 3). In the absence of such evidence, management’s best estimate is used. Management’s best estimate consists of both internal and external support on certain Level 3 investments. Internal cash flow models using a present value formula that includes assumptions market participants would use along with indicative exit pricing obtained from broker/dealers (where available) were used to support fair values of certain Level 3 investments.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Loans and leases.  For variable-rate loans that reprice frequently and which entail no significant changes in credit risk, carrying value approximates fair value. The fair value of other loans and leases are estimated by calculating the present value of future cash flows, discounted at the interest rates currently being offered for loans with similar terms to borrowers with similar credit quality.

Restricted investment in bank stocks.  The carrying amounts reported in the consolidated statements of financial condition for restricted investment in bank stocks approximate their fair values.

Accrued interest receivable.  The carrying amount of accrued interest receivable approximates its fair value.

Mortgage servicing assets and credit enhancement fees receivable.  The fair value of servicing assets and credit enhancement fees receivable is based on the present value of estimated future cash flows on pools of mortgages stratified by rate and maturity date.

Deposit liabilities.  The fair values of deposits with no stated maturities, such as demand deposits, savings accounts, NOW and money market deposits, equal their carrying amounts, which represent the amount payable on demand. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Long-term debt.  The fair values of long-term debt are estimated using discounted cash flow analyses, based on UNNF’s incremental borrowing rates for similar types of borrowing arrangements.

Junior subordinated debentures.  For floating-rate debentures, fair value is based on the difference between current interest rates for similar types of borrowing arrangements and the current coupon rate. For debentures that are at a fixed rate for a period of time, the fair value is determined using discounted cash flow analyses, based on current interest rates for similar types of borrowing arrangements.

Accrued interest payable.  The carrying amount of accrued interest payable approximates its fair value.

Off-balance-sheet instruments.  UNNF’s off-balance-sheet instruments consist of commitments to extend credit, and financial and performance standby letters of credit. The estimated fair value is based on fees currently charged to enter into similar agreements, taking into account the remaining term of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 21 —	UNION NATIONAL FINANCIAL CORPORATION (PARENT COMPANY ONLY)

Condensed Statements of Financial Condition

	December 31,
	2009	2008
	(In thousands)

Assets
Cash in Bank Subsidiary	$505	$50
Interest-Bearing Deposits in Other Banks	2	3

Cash and Cash Equivalents	507	53
Investment in Subsidiaries	41,063	41,003
Other Equity Investment Securities	68	206
Investments in Limited Partnerships	109	196
Other Assets	1,313	1,338

Total Assets	$43,060	$42,796

Liabilities
Junior Subordinated Debentures	$11,341	$11,341
Other Liabilities	383	661
Stockholders’ Equity	31,336	30,794

Total Liabilities and Stockholders’ Equity	$43,060	$42,796

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Condensed Statements of Operations

	Years Ended December 31,
	2009	2008	2007
	(In thousands)

Income
Dividends from Subsidiaries	$409	$537	$843
Dividends on Other Equity Investment Securities	3	10	16
Interest on Deposits in Bank Subsidiary	1	1	1
(Loss) Gain on Sale of Securities	(38)	49	40
Management Fees from Bank Subsidiary	42	42	42
Other Income — Insurance Settlement	279	—	—

Total Income	696	639	942
Expense
Interest Expense on Junior Subordinated Debentures	408	673	843
Other Expenses	609	248	269

Total Expenses	1,017	921	1,112

Loss before Income Tax Benefit and Equity in Undistributed (Loss) Income of Subsidiary	(321)	(282)	(170)
Benefit from Income Taxes	(245)	(274)	(377)

(Loss) Income before Equity in Undistributed (Loss) Income of Subsidiary	(76)	(8)	207
Equity in Undistributed (Loss) Income of Subsidiary	(639)	452	105

Net (Loss) Income	$(715)	$444	$312

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Condensed Statements of Cash Flows

	Years Ended December 31,
	2009	2008	2007
	(In thousands)

Cash Flows from Operating Activities
Net (Loss) Income	$(715)	$444	$312
Adjustments to Reconcile Net Income to Net Cash
Used in Operating Activities:
Equity In Undistributed Loss (Income) of Bank Subsidiary	639	(452)	(105)
Investment Securities Losses (Gains)	38	(49)	(40)
Deferred Income Taxes (Benefit)	13	(274)	(8)
Decrease (Increase) in Other Assets	93	138	(21)
Decrease in Other Liabilities	(278)	(40)	(240)
Stock-Based Compensation Expense	—	—	82

Net Cash Used in Operating Activities	(210)	(233)	(20)

Cash Flows from Investing Activities
Proceeds from Sales of Available for Sale Securities	120	180	49
Investment in Subsidiaries	(742)	(1,585)	—

Net Cash (Used in) Provided by Investing Activities	(622)	(1,405)	49

Cash Flows from Financing Activities
Issuance of Common Stock, Net of Costs	68	1,599	319
Issuance of Preferred Stock, Net of Costs	1,218	—	—
Cash Dividends Paid	—	—	(709)
Acquisition of Treasury Stock	—	—	(6)

Net Cash Provided by (Used in) Financing Activities	1,286	1,599	(396)

Net Increase (Decrease) in Cash and Cash Equivalents	454	(39)	(367)
Cash and Cash Equivalents at Beginning Of Period	53	92	459

Cash and Cash Equivalents at End Of Period	$507	$53	$92

REPORT OF MANAGEMENT’S ASSESSMENT OF INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of UNNF is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the 1934 Act. UNNF’s internal control system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of published financial statements in accordance with U.S. generally accepted accounting principles.

Because of inherent limitations, all internal control systems over financial reporting, no matter how well designed, may not prevent or detect all potential misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In order to ensure that UNNF’s internal control over financial reporting is effective, management regularly assesses such controls and did so most recently for its audited financial statements prepared as of December 31, 2009. This assessment was based on criteria for effective internal control over financial reporting described in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. Management retained the assistance of an outside provider of internal auditing services in its documentation, testing and evaluation of internal control over financial reporting. In assessing its internal controls, UNNF followed the standards of the Public Company Accounting Oversight Board (United States).

Management has disclosed to UNNF’s auditors and UNNF’s Audit Committee the results of its internal control assessment and potential deficiencies in the design or operation of the internal control over financial reporting which could adversely affect UNNF’s ability to record, process, summarize and report financial information.

Based on its assessment, UNNF’s management has concluded that, as of December 31, 2009, UNNF’s internal control over financial reporting is effective.

This annual report does not include an attestation report of UNNF’s independent registered public accounting firm regarding internal control over financial reporting. UNNF’s internal control over financial reporting was not subject to attestation by UNNF’s independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit UNNF to provide only management’s report in this annual report.

Mark D. Gainer Chairman, Chief Executive Officer and President Date: March 29, 2010	Michael D. Peduzzi Treasurer and Chief Financial Officer Date: March 29, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Union National Financial Corporation

We have audited the accompanying consolidated statements of financial condition of Union National Financial Corporation and subsidiary, or the Corporation, as of December 31, 2009 and 2008, and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2009. Union National Financial Corporation’s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Corporation is not required to have, nor were we engaged to perform, an audit of their December 31, 2009 internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Corporation’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Union National Financial Corporation and subsidiary as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 3 to the consolidated financial statements, the Corporation changed its method of accounting for other-than-temporary impairment in 2009.

ParenteBeard LLC
Lancaster, Pennsylvania
March 30, 2010

Consolidated Statements of Financial Condition
(Unaudited; Dollars in thousands, except share and per share data)

	March 31,	December 31,
	2010	2009

ASSETS
Cash and Due from Banks	$8,247	$8,807
Interest-Bearing Demand Deposits in Other Banks	51,483	34,533

Total Cash and Cash Equivalents	59,730	43,340
Interest-Bearing Time Deposits in Other Banks	7,024	9,229
Investment Securities Available for Sale	60,757	60,546
Loans and Leases, Net of Unearned Income	333,028	339,274
Less: Allowance for Credit Losses	(5,995)	(5,858)

Net Loans and Leases	327,033	333,416
Premises and Equipment, Net	11,158	11,403
Restricted Investment in Bank Stocks	3,727	3,727
Bank-Owned Life Insurance	11,641	11,539
Other Real Estate Owned	8,170	5,383
Other Assets	10,691	11,061

Total Assets	$499,931	$489,644

LIABILITIES
Deposits:
Noninterest-Bearing	$60,043	$54,331
Interest-Bearing	356,882	350,434

Total Deposits	416,925	404,765
Long-Term Debt	30,834	33,334
Junior Subordinated Debentures	17,341	17,341
Other Liabilities	3,103	2,868

Total Liabilities	468,203	458,308
Stockholders’ Equity
Preferred Stock (Series A), liquidation value $1,000 per share
Shares authorized — 5,000; Issued — 1,275 at March 31, 2010 and December 31, 2009	1,275	1,275
Common Stock, par value $0.25 per share
Shares authorized — 20,000,000; Issued — 3,110,584 and 3,109,105 at March 31, 2010 and December 31, 2009, respectively; Outstanding — 2,742,395 and 2,740,916 at March 31, 2010 and December 31, 2009, respectively	778	777
Surplus	13,896	13,891
Retained Earnings	22,906	22,921
Accumulated Other Comprehensive Income (Loss)	206	(195)
Treasury Stock, at cost; 368,189 at March 31, 2010 and December 31, 2009	(7,333)	(7,333)

Total Stockholders’ Equity	31,728	31,336

Total Liabilities and Stockholders’ Equity	$499,931	$489,644

See accompanying notes to unaudited consolidated financial statements.

Consolidated Statements of Operations
(Unaudited; Dollars in thousands, except per share data)

	Three Months Ended March 31,
	2010	2009

Interest Income
Interest and Fees on Loans and Leases	$5,009	$5,385
Investment Securities:
Taxable Interest	438	595
Tax-Exempt Interest	—	22
Dividends	9	13
Other	66	34

Total Interest Income	5,522	6,049

Interest Expense
Deposits	1,681	2,302
Long-Term Debt	393	645
Junior Subordinated Debentures	189	231

Total Interest Expense	2,263	3,178

Net Interest Income	3,259	2,871
Provision for Credit Losses	496	313

Net Interest Income after Provision for Credit Losses	2,763	2,558
Non-Interest Income
Service Charges on Deposit Accounts	458	473
Other Service Charges, Commissions, Fees	288	267
Alternative Investment Sales Commissions	167	110
Income from Fiduciary Activities	47	46
Earnings from Bank-Owned Life Insurance	102	108
Other Income	41	43
Net Gain on Sale of Investment Securities	77	411
Other-than-temporary Impairments (“OTTI”) of Securities	—	(839)
Portion of OTTI Recognized in Other Comprehensive Income	—	—

Net OTTI Losses on Securities	—	(839)

Total Non-Interest Income	1,180	619
Non-Interest Expense
Salaries, Wages, and Employee Benefits	1,798	1,946
Net Occupancy	462	478
Data and ATM Processing	406	404
Professional Fees and Regulatory Assessments	206	257
Furniture and Equipment	218	246
FDIC Insurance	228	120
Pennsylvania Shares Tax	95	89
Advertising and Marketing	38	67
Supplies and Postage	60	74
Other Expense	511	333

Total Non-Interest Expense	4,022	4,014

Loss Before Benefit from Income Taxes	(79)	(837)
Benefit from Income Taxes	(82)	(328)

Net Income (Loss)	3	(509)
Preferred Stock Dividends	18	—

Net Loss Available to Common Stockholders	$(15)	$(509)

Loss Per Common Share
Basic and Diluted	$(0.01)	$(0.19)
Cash Dividends Paid Per Common Share	—	—

See accompanying notes to unaudited consolidated financial statements.

Consolidated Statements of Changes in Stockholders’ Equity
(Unaudited; Dollars in thousands, except share data)

	Three Months Ended March 31, 2010
	Shares of					Accumulated
	Common					Other
	Stock	Preferred	Common		Retained	Comprehensive	Treasury
	Outstanding	Stock	Stock	Surplus	Earnings	(Loss) Income	Stock	Total

Balance at December 31, 2009	2,740,916	$1,275	$777	$13,891	$22,921	$(195)	$(7,333)	$31,336
Comprehensive Income:
Net Income	—	—	—	—	3	—	—	3
Net Change in Unrealized Gains on Available- for-Sale Securities, Net of Tax	—	—	—	—	—	401	—	401

Total Comprehensive Income								404
Issuance of Common Stock under Dividend Reinvestment Plan	1,479	—	1	5	—	—	—	6
Cash Dividends Paid to Preferred Stockholders	—	—	—	—	(18)	—	—	(18)

Balance at March 31, 2010	2,742,395	$1,275	$778	$13,896	$22,906	$206	$(7,333)	$31,728

	Three Months Ended March 31, 2009
	Shares of					Accumulated
	Common					Other
	Stock	Preferred	Common		Retained	Comprehensive	Treasury
	Outstanding	Stock	Stock	Surplus	Earnings	Income	Stock	Total

Balance at December 31, 2008	2,720,076	$—	$785	$14,868	$23,434	$36	$(8,329)	$30,794
Comprehensive Income:
Net Loss	—	—	—	—	(509)	—	—	(509)
Net Change in Unrealized Gains on Available- for-Sale Securities, Net of Tax	—	—	—	—	—	640	—	640

Total Comprehensive Income								131
Issuance of Common Stock under Dividend Reinvestment Plan	982	—	—	4	—	—	—	4

Balance at March 31, 2009	2,721,058	$—	$785	$14,872	$22,925	$676	$(8,329)	$30,929

See accompanying notes to unaudited consolidated financial statements.

Consolidated Statements of Cash Flows
(Unaudited; Dollars in thousands)

	Three Months Ended March 31,
	2010	2009

Cash Flows from Operating Activities
Net Income (Loss)	$3	$(509)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by Operating Activities:
Depreciation and Amortization	270	313
Provision for Credit Losses	496	313
Net Amortization of Investment Securities Premiums	120	90
Net Investment Securities Gains on Sales	(77)	(411)
Net OTTI Losses on Securities	—	839
Provision for Deferred Income Taxes	130	451
Earnings from Bank-Owned Life Insurance	(102)	(108)
Increase in Accrued Interest Receivable	(38)	(69)
Decrease (Increase) in Other Assets	62	(1,531)
Increase in Other Liabilities	235	1,366

Net Cash Provided by Operating Activities	1,099	744

Cash Flows from Investing Activities
Proceeds from Sales of Available-for-Sale Securities	16,479	23,152
Proceeds from Maturities and Principal Repayments on Available-for-Sale Securities	2,519	5,108
Purchases of Available-for-Sale Securities	(18,644)	(27,327)
Proceeds from Calls, Maturities and Sales (Purchases) of Time Deposits in Other Banks	2,205	(980)
Net Decrease in Loans and Leases	3,100	1,290
Purchases of Premises, Equipment and Software	(16)	(138)

Net Cash Provided by Investing Activities	5,643	1,105

Cash Flows from Financing Activities
Net (Decrease) Increase in Demand Deposits and Savings Accounts	(1,003)	8,318
Net Increase in Time Deposits	13,163	15,994
Payments on Long-Term Debt	(2,500)	—
Issuance of Common Stock, Net of Costs	6	4
Cash Dividends Paid to Preferred Stockholders	(18)	—

Net Cash Provided by Financing Activities	9,648	24,316

Net Increase in Cash and Cash Equivalents	16,390	26,165
Cash and Cash Equivalents at Beginning of Period	43,340	31,837

Cash and Cash Equivalents at End of Period	$59,730	$58,002

Supplemental Disclosures of Cash Flow Information
Interest Paid	$2,321	$3,154
Income Tax Paid	—	250
Supplemental Schedule of Noncash Activities
Transfers to Other Real Estate Owned	$2,787	$349

See accompanying notes to unaudited consolidated financial statements.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 —	BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements include the accounts of UNNF or UNCB. All material intercompany accounts and transactions have been eliminated in consolidation. UNCT I and UNCT II, which were established during 2003 and 2004 for the purpose of issuing $11,000,000 of trust capital securities, are not consolidated.

Certain information and footnote disclosures normally included in consolidated financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to the rules and regulations of the SEC. Our consolidated financial statements contain all adjustments (consisting only of normal recurring accruals and adjustments) necessary to present fairly our financial position as of March 31, 2010 and December 31, 2009, and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for each of the periods ended March 31, 2010 and 2009. The results of operations for interim periods are not necessarily indicative of operating results expected for the full year. These interim consolidated financial statements should be read in conjunction with the audited financial statements and notes thereto included in UNNF’s Annual Report on Form 10-K for the year ended December 31, 2009, and with UNNF’s Forms 8-K, and other reports, that were filed during 2010 with the SEC.

UNNF has evaluated events and transactions occurring subsequent to the balance sheet date of March 31, 2010, for items that should potentially be recognized or disclosed in the consolidated financial statements. The evaluation was conducted through the date these consolidated financial statements were issued.

NOTE 2 —	USE OF ESTIMATES

The process of preparing consolidated financial statements in conformity with GAAP requires the use of estimates and assumptions that affect the reported amounts of certain types of assets, liabilities, revenues and expenses. Accordingly, actual results may differ from estimated amounts. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for credit losses, the valuation of deferred tax assets, the assessment of other-than-temporary impairment of investment securities, the potential impairment of restricted stock and fair value disclosures.

NOTE 3 —	RECENT ACCOUNTING PRONOUNCEMENTS

ASU 2009-16.  In October 2009, the FASB issued Accounting Standards Update, or ASU, 2009-16, “Transfers and Servicing ASC Topic 860 — Accounting for Transfers of Financial Assets”. This ASU amends the Codification for the issuance of FASB Statement No. 166, Accounting for Transfers of Financial Assets — an amendment of FASB Statement No. 140.

The amendments in this ASU improve financial reporting by eliminating the exceptions for qualifying special-purpose entities from the consolidation guidance and the exception that permitted sale accounting for certain mortgage securitizations when a transferor has not surrendered control over the transferred financial assets. In addition, the amendments require enhanced disclosures about the risks that a transferor continues to be exposed to because of its continuing involvement in transferred financial assets. Comparability and consistency in accounting for transferred financial assets will also be improved through clarifications of the requirements for isolation and limitations on portions of financial assets that are eligible for sale accounting.

This guidance became effective January 1, 2010, and did not have a significant impact on UNNF’s financial condition or results of operations.

ASU 2009-17.  In October 2009, the FASB issued ASU 2009-17, “Consolidations (ASC Topic 810) — Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities”. This Update amends the Codification for the issuance of FASB Statement No. 167, “Amendments to FASB Interpretation No. 46(R)”.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The amendments in this ASU replace the quantitative-based risks and rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which reporting entity has the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and (1) the obligation to absorb losses of the entity or (2) the right to receive benefits from the entity. An approach that is expected to be primarily qualitative will be more effective for identifying which reporting entity has a controlling financial interest in a variable interest entity. The amendments in this ASU also require additional disclosures about a reporting entity’s involvement in variable interest entities, which will enhance the information provided to users of financial statements.

This guidance became effective January 1, 2010, and did not have a significant impact on UNNF’s financial condition or results of operations.

NOTE 4 —	EARNINGS (LOSS) PER COMMON SHARE

Basic earnings (loss) per common share is computed by dividing net income (loss) available to common shareholders by the weighted-average number of common shares outstanding during the period. Diluted earnings (loss) per common share reflects the potential dilution that could occur if (i) preferred stock shares were converted to common stock shares, and (ii) options to issue common stock were exercised. Potential common shares that may be issued related to outstanding stock options are determined using the treasury stock method. For the three months ended March 31, 2010, there were no preferred stock conversions, which potentially would have a dilutive effect. Stock options outstanding which had no intrinsic value, and therefore were not included in the diluted earnings (loss) per common share computation, were 78,674 and 91,958 as of March 31, 2010 and 2009, respectively. Accordingly, the dilutive earnings (loss) per common share for each period was not affected by the impact of stock options outstanding.

The computation of basic and diluted earnings (loss) per common share, net income (loss) available to common shareholders and weighted-average number of shares outstanding for the three months ended March 31, 2010 and 2009 are presented below (amounts, except earnings (loss) per share, in thousands):

	Three Months Ended March 31,
	2010	2009

Net Loss Available to Common Stockholders	$(15)	$(509)
Weighted-average Common Shares Outstanding	2,742	2,720
Basic Loss Per Common Share	$(0.01)	$(0.19)
Weighted-average Common Shares Outstanding	2,742	2,720
Effect of Diluted Securities:
Convertible Preferred Stock(1)	—	—
Stock Options	—	—

Total Weighted-average Common Shares and Equivalents	2,742	2,720
Diluted Loss Per Common Share	$(0.01)	$(0.19)

(1)	Had UNNF not been in a loss position for the three months ended March 31, 2010, the impact on diluted earnings (loss) per common share would have been an additional 319,000 weighted-average common shares outstanding for convertible preferred stock that was issued beginning in September 2009. This impact would reflect the potential dilution that could occur if preferred stock shares were converted to common stock shares. There were no shares of preferred stock outstanding at March 31, 2009.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 5 —	INVESTMENT SECURITIES AVAILABLE FOR SALE

The amortized cost and fair value of investment securities are presented in the tables below as of March 31, 2010 and December 31, 2009 (in thousands). The unrealized gains (losses) for these investment securities have been recorded in accumulated other comprehensive income (loss), net of related tax expense (benefit), which amounted to a net unrealized gain of $206,000 at March 31, 2010, compared to a net unrealized loss of ($195,000) at December 31, 2009, recorded in accumulated other comprehensive income (loss). At March 31, 2010, the amortized cost of the private issuer mortgage-backed securities and corporate securities reflect cumulative reductions for other-than-temporary impairment charges of $1,191,000 and $530,000, respectively. During 2009, other-than-temporary impairment charges on the private issuer mortgage-backed securities were adjusted accordingly for the cumulative effect of the adoption of ASC Topic 320, “Investments — Debt and Equity Securities”, as discussed on page F-19 under the section “Other-Than-Temporary Impairment of Investment Securities”.

	At March 31, 2010
		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

U.S. Agency Mortgage-Backed Securities	$45,287	$116	$(141)	$45,262
U.S. Agency Bonds and Structured Notes	12,528	15	(12)	12,531
Private Issuer Mortgage-Backed Securities	2,313	269	—	2,582
Corporate Securities	246	69	—	315
Equity Securities	70	8	(11)	67

Total Investment Securities	$60,444	$477	$(164)	$60,757

	At December 31, 2009
		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

U.S. Agency Mortgage-Backed Securities	$53,752	$26	$(384)	$53,394
Private Issuer Mortgage-Backed Securities	2,468	170	—	2,638
Obligations of State and Political Subdivisions	4,016	—	(201)	3,815
Corporate Securities	535	96	—	631
Equity Securities	71	8	(11)	68

Total Investment Securities	$60,842	$300	$(596)	$60,546

Investment securities carried at fair value of $57,793,000 and $57,209,000 at March 31, 2010 and December 31, 2009, respectively, were pledged to secure public and government entity deposits, trust deposits, and as collateral for UNCB’s borrowing availability at the FRB.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The amortized cost and fair value of investment securities at March 31, 2010 and December 31, 2009, by contractual maturity, are shown below (in thousands). Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	March 31, 2010		December 31, 2009
	Amortized	Fair	Amortized	Fair
Maturity	Cost	Value	Cost	Value

Due in One Year or Less	$—	$—	$—	$—
Due After One Year Through Five Years	6,031	6,028	—	—
Due After Five Years Through Ten Years	6,497	6,503	—	—
Due After Ten Years	246	315	4,551	4,446

	12,774	12,846	4,551	4,446
U.S. Agency Mortgage-Backed Securities	45,287	45,262	53,752	53,394
Private Issuer Mortgage-Backed Securities	2,313	2,582	2,468	2,638
Equity Securities	70	67	71	68

Total Investment Securities	$60,444	$60,757	$60,842	$60,546

The following tables present investment securities with gross unrealized losses that are not deemed to be other-than-temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at March 31, 2010 and December 31, 2009 (in thousands):

	At March 31, 2010
	Less than 12 Months		12 Months or More		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses

U.S. Agency Mortgage-Backed Securities	$28,516	$(141)	$—	$—	$28,516	$(141)
U.S. Agency Bonds and Structured Notes	6,016	(12)	—	—	6,016	(12)
Equity Securities	—	—	18	(11)	18	(11)

Temporarily Impaired Securities	$34,532	$(153)	$18	$(11)	$34,550	$(164)

	At December 31, 2009
	Less than 12 Months		12 Months or More		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses

U.S. Agency Mortgage-Backed Securities	$41,565	$(384)	$—	$—	$41,565	$(384)
Obligations of State and Political Subdivisions	3,815	(201)	—	—	3,815	(201)
Equity Securities	—	—	18	(11)	18	(11)

Temporarily Impaired Securities	$45,380	$(585)	$18	$(11)	$45,398	$(596)

Debt securities include mortgage-backed securities, bonds, structured notes, corporate securities and obligations of state and political subdivisions. At March 31, 2010, there were 15 debt securities with unrealized losses of $153,000 that amounted to 0.4% of their amortized cost, compared to December 31, 2009, when there were 27 debt securities with unrealized losses of $585,000 that amounted to 1.3% of their amortized cost. Management believes that the unrealized losses reflect temporary declines primarily due to changes in interest rates subsequent to the acquisition of specific securities. These temporary declines have been provided for in other comprehensive income (loss). All of the obligations of state and political

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

subdivisions outstanding at December 31, 2009 were sold in 2010, and as a result of positive market movements, net gains of $25,000 were realized on these securities.

Equity securities held are comprised primarily of common stock holdings in other financial institutions. There were nine and ten equity securities with unrealized losses totaling $11,000 at both March 31, 2010 and December 31, 2009, respectively. UNNF has the ability and intent to hold these investments for a reasonable period of time sufficient for each security to increase in value to UNNF’s cost, and none are in companies with known debt defaults or deferrals. Management does not consider the equity securities to be other-than-temporarily impaired at March 31, 2010.

For the three months ended March 31, 2010 and 2009, UNNF received gross proceeds of $16,479,000 and $23,152,000, respectively, on the sale of investment securities. The following tables present information related to the realized gains and losses on the sales of investment securities, and losses recognized on the other-than-temporary impairment of investment securities, for the three months ended March 31, 2010 and 2009 (in thousands):

	Three Months Ended March 31, 2010
			Other-than-
	Gross	Gross	Temporary
	Realized	Realized	Impairment
	Gains	Losses	Losses	Net Gains

U.S. Agency Mortgage-Backed Securities	$47	$—	$—	$47
Obligations of State and Political Subdivisions	24	—	—	24
Corporate Securities	5	—	—	5
Equity Securities	1	—	—	1

Total	$77	$—	$—	$77

	Three Months Ended March 31, 2009
			Other-than-
	Gross	Gross	Temporary
	Realized	Realized	Impairment	Net Gains
	Gains	Losses	Losses	(Losses)

U.S. Agency Mortgage-Backed Securities	$443	$(32)	$—	$411
Corporate Securities	—	—	(839)	(839)

Total	$443	$(32)	$(839)	$(428)

Other-Than-Temporary Impairment of Investment Securities

In determining fair value and assessing the potential for OTTI of investment securities as of March 31, 2010, management primarily considered accounting principles and guidance from ASC Topic 320, “Investments — Debt and Equity Securities”, and ASC Topic 820, “Fair Value Measurements and Disclosures”. In addition, management considered SEC guidance including SAB Topic 5M, “Miscellaneous Accounting — Other Than Temporary Impairment of Certain Investments in Debt and Equity Securities”, and additional interpretive guidance SEC Press Release #2008-234, “SEC Office of the Chief Accountant and FASB Staff Clarifications on Fair Value Accounting”.

In order to determine whether unrealized losses in the fair value of investment securities are other-than-temporary, management regularly reviews the entire portfolio of investment securities for possible OTTI, analyzing factors including but not limited to the underlying creditworthiness of the issuing organization, the length of time for which the fair value of the investment securities has been less than cost and independent analysts’ opinions about circumstances that could affect the performance of the investment securities. In assessing potential OTTI for debt securities, other considerations include (i) whether management intends to sell the security, or (ii) if it is more likely than not that management will be required to sell the

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

security before recovery or (iii) if management does not expect to recover the entire amortized cost basis. In assessing potential OTTI for equity securities, consideration is given to management’s intention and ability to hold the securities until recovery, which may be at maturity, of any unrealized losses.

Effective April 1, 2009, the accounting principles and guidance referenced above require that the credit-related portion of OTTI on debt securities be recognized in earnings, while the noncredit-related portion of OTTI on debt securities not expected by management to be sold be recognized in other comprehensive income. Management determined that OTTI recorded in 2008 against a private-issuer mortgage-backed security, not expected to be sold, had both credit-related and noncredit-related portions of OTTI; however, in 2008, the entire OTTI charge on this investment security was recognized in earnings. The noncredit-related portion was determined to be $306,000 pre-tax. Accordingly, on April 1, 2009, a cumulative effect adjustment was recorded in the after-tax amount of $202,000 to increase retained earnings and decrease unrealized gains (losses) in accumulated other comprehensive income (loss) for the noncredit-related portion of the OTTI recorded in 2008.

During 2009, one of the previously impaired corporate securities (USCap Funding V) was fully impaired, completely written off and declared as a worthless asset for tax purposes. This impaired corporate security had a cumulative credit related OTTI of $936,000 at December 31, 2009. The following table summarizes the cumulative credit-related OTTI charges recognized as components of earnings for investment securities held with a recorded fair value at March 31, 2010. The beginning balance on January 1, 2010 was adjusted to reflect the elimination of the worthless security discussed above (in thousands):

Balance at January 1, 2010	$2,352
Sale of impaired security during 2010	(631)
Additional OTTI taken for credit losses during 2010	—

Balance at March 31, 2010	$1,721

As of March 31, 2010, UNNF’s investment balances include three securities with recorded impairments. The fair value of these impaired investments was $2,897,000 compared to an original amortized cost of $6,950,000. The following table provides additional information related to these three investment securities (in thousands):

				At March 31, 2010
	Original			Current
	Amortized	Investment Rating		Amortized	Fair	OTTI
Description of Investment Security	Cost	Original	Current	Cost	Value	Taken

Countrywide Alt Ln 2005-83CB A3	$3,018	AAA	CC	$1,146	$1,299	$711
Countrywide Alt Ln 2005-75CB A4	2,932	AAA	CCC	1,167	1,283	480
InCaps Funding II Junior Note	1,000	BBB	B	246	315	530

Total Securities with OTTI	$6,950			$2,559	$2,897	$1,721

As discussed more thoroughly in Note 12 — Fair Value of Assets and Liabilities and Fair Value of Financial Instruments, the fair value of these investment securities was determined by calculating the net present value of the expected future cash flows of each security, with qualitative risk-adjusted discounting for potential credit risks and nonperformance in the underlying issuers and market sector illiquidity concerns. In accordance with ASC Topic 820, when an active market for a security does not exist, the use of management estimates that incorporate current market participant expectations of future cash flows, and include appropriate risk premiums, is acceptable. Management’s judgment was that, as of March 31, 2010, the facts and circumstances indicated significant illiquidity and an inactive market for these types of investments when other relevant observable inputs were not available; therefore, expected cash flows were used as a reasonable basis in determining the fair value of the corporate investment securities.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

During 2009, four of UNCB’s private issuer securities were downgraded to below investment grade (another private issuer mortgage-backed security was downgraded to below investment grade in 2008). Accordingly, UNCB recorded $1,504,000 of other-than-temporary impairment charges for the year ended December 31, 2009 including (i) $859,000 related to three corporate securities supported primarily by obligations from other financial industry entities, and (ii) $645,000 related to two private issuer mortgage-backed securities not guaranteed by the U.S. government ($839,000 of the $1,504,000 other-than-temporary impairment charges for the year ended December 31, 2009, were recorded in the first quarter of 2009). Management determined that, due to severe illiquidity and distress in the financial markets, the unrealized declines in the value of these investments were other-than-temporary and credit related, requiring the write-down and related impairment charge to earnings. For the securities with impairment charges recorded, interest income payments received subsequent to impairment are fully applied to principal further reducing the amortized cost of these investments.

In the first quarter of 2010, one of the previously impaired corporate securities (InCaps Funding II Senior Note) held at December 31, 2009, was sold for $277,000. At the time of the sale, the security had $631,000 of previously recorded impairments, and an adjusted amortized cost of $272,000, which resulted in a $5,000 gain that was recorded on the sale.

NOTE 6 —	DE-LEVERAGING AND RESTRUCTURING ACTIVITIES

In 2010, UNCB continued with de-leveraging activities by prepaying $2,500,000 of FHLB advances, which had a fixed weighted average interest cost of 4.67%, incurring $89,000 of debt prepayment penalties, which were included in other non-interest expense. The balance of long-term debt was reduced to $30,834,000 at March 31, 2010 from $33,334,000 at December 31, 2009.

There were no FHLB advances prepaid during the first quarter of 2009, however, for the year ended December 31, 2009, UNCB prepaid $17,000,000 of FHLB advances, which had a fixed weighted average interest cost of 5.36%, incurring $536,000 of debt prepayment penalties. During 2009, UNCB also repaid a $5,241,000 brokered CD with an interest cost of 3.90% that matured on October 15, 2009.

NOTE 7 —	JUNIOR SUBORDINATED DEBENTURES

UNNF had three issuances of junior subordinated debentures, totaling $17,341,000, outstanding as of March 31, 2010 and December 31, 2009.

On July 28, 2006, UNCB issued $6,000,000 of subordinated debentures due September 15, 2021 with a five-year initial fixed rate of 7.17%, and then an annual coupon rate, reset quarterly, based on three-month LIBOR, plus 1.65%.

In December 2003, UNCT I, or UNCT I, issued $8,248,000 of floating-rate debentures due January 23, 2034, of which $248,000 is related to UNNF’s capital contribution. UNCT I provides for quarterly distributions at a variable annual coupon rate that is reset quarterly, based on three-month LIBOR plus 2.85%. The coupon rate was 3.10% and 3.13% at March 31, 2010 and December 31, 2009, respectively.

In October 2004, UNCT II, or UNCT II, issued $3,093,000 of debentures due November 23, 2034, of which $93,000 is related to UNNF’s capital contribution. UNCT II provides for quarterly distributions at a variable annual coupon rate that is reset quarterly, based on three-month LIBOR plus 2.00%. The coupon rate was 2.25% and 2.27% at March 31, 2010 and December 31, 2009, respectively.

All of the junior subordinated debentures are callable at UNNF’s option beginning at five years from the date of issuance. These debentures do not have to be called in full. UNCT I became callable in December 2008, UNCT II became callable in October 2009 and UNCB’s junior subordinated debenture will become callable in July 2011. All three issuances of junior subordinated debentures qualify as a component of risk-based capital for regulatory purposes. For additional information related to FRB pre-approval requirements

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

related to payments on UNCT I and UNCT II, refer to the section MOU with the FRB in Note 9 — Enforcement Actions with Bank Regulatory Agencies.

Interest expense on junior subordinated debentures was $189,000 and $231,000 for the three months ended March 31, 2010 and 2009, respectively.

NOTE 8 —	STOCK ISSUED UNDER PRIVATE PLACEMENT OFFERINGS AND DIVIDEND REINVESTMENT PLAN

Preferred Stock Private Placement Offering

On September 15, 2009, UNNF filed with the Pennsylvania Department of State two Statements with Respect to Shares which, effective upon filing, designated two series of preferred stock as Series A Preferred Stock and Series B Preferred Stock, and set forth the voting and other powers, designations, preferences and relative, participating, optional or other rights, and the qualifications, limitations or restrictions of the Series A Preferred Stock and Series B Preferred Stock. On March 1, 2010, UNNF terminated the offering of both series of its Convertible Perpetual Preferred Stock.

Sales of Preferred Stock

UNNF has sold shares of its Series A Preferred Stock in transactions exempt from registration under the Securities Act of 1933 pursuant to Section 4(2) thereof.

During the offering, UNNF sold 1,275 shares of its Series A Preferred Stock for total gross proceeds of $1,275,000, which were offset by issuance costs of $57,000. At March 31, 2010, there were no Series B Preferred stock shares outstanding as there was no Series B Preferred stock shares sold or issued during the offering.

The following table summarizes the Series A Preferred Stock shares sold and the gross proceeds received through the private placement offering (dollars in thousands):

		Gross
Period	Shares	Proceeds

September 25, 2009 — September 30, 2009	700	$700
October 1, 2009 — December 31, 2009	575	575
January 1, 2010 — February 28, 2010(1)	—	—

Total	1,275	$1,275

(1)	On March 1, 2010, UNNF terminated the offering of both series of its Preferred Stock.

As of March 31, 2010, none of the 1,275 Series A Preferred Stock Shares issued converted to common stock.

Terms of the Series A Preferred Stock

Dividends on the Series A Preferred Stock are payable quarterly in arrears if, when, and as declared by UNNF’s board of directors, at a rate of 5.00% per year on the liquidation preference of $1,000 per share. Dividends, if declared, will be payable quarterly on January 31, April 30, July 31 and October 31 of each year, each a Dividend Payment Date. The first scheduled dividend was paid on January 31, 2010, and subsequent to March 31, 2010, the scheduled dividend for April 30, 2010 was paid. For additional information related to FRB pre-approval requirements related to dividend payments on Preferred Stock, refer to the section MOU with the Federal Reserve Bank in Note 9 — Enforcement Actions with Bank Regulatory Agencies. In the case of the dividend payable on January 31, 2010, such dividend was prorated based on the number of days elapsed from the date of purchase to January 31, 2010 over a quarterly dividend period of ninety (90) days. Dividends on the Series A Preferred Stock are non-cumulative.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Holders of the Series A Preferred Stock may convert their shares into common stock at any time upon approval of the FRB, if required, at the conversion prices listed below:

Conversion Price
Conversion Date:	per Share

September 15, 2009 through September 14, 2010	$4.00
September 15, 2010 through September 14, 2011	$6.25
September 15, 2011 through September 14, 2012	$7.50
September 15, 2012 through September 14, 2013	$8.75
On or After September 15, 2013	$10.00

The Series A Preferred Stock only may be redeemed by UNNF upon prior approval of the FRB. If UNNF redeems the Series A Preferred Stock on or prior to September 14, 2014, the redemption price will include a premium decreasing over time from 2.5% to 0.5% of the liquidation preference. The holders of the Series A Preferred Stock do not have voting rights except as required by the PBCL.

Dividend Reinvestment Plan

UNNF maintains a DRIP for record holders of UNNF’s common stock to provide a convenient method of investing cash dividends payable upon their common stock and to provide participants with the opportunity to make voluntary cash payments, from a minimum of $500 to a maximum of $50,000 per calendar quarter, to purchase additional common shares at a 10% discount to the fair market value of the shares on the effective purchase date as defined by the DRIP. UNNF paid no common dividends in the first quarter of 2010; however, eligible stockholders made voluntary cash payments totaling $6,000, to purchase 1,479 common shares. UNNF reserved 200,000 common stock shares to be issued under the DRIP, of which, 24,471 shares have been issued as of March 31, 2010. As part of the proposed merger, as discussed in Note 14 — Subsequent Event, the ability of stockholders to make direct cash purchases has been suspended effective June 30, 2010.

NOTE 9 —	ENFORCEMENT ACTIONS WITH BANK REGULATORY AGENCIES

Formal Written Agreement with the OCC, or the OCC

On August 27, 2009, UNCB entered into a formal written agreement, or the Agreement, with the OCC. Specifically, the Agreement requires UNCB to (1) establish a compliance committee to monitor and coordinate UNCB’s adherence to the provisions of the Agreement, (2) have the board of directors evaluate and monitor executive management performance, (3) update its three-year strategic plan in accordance with specific guidelines set forth in the Agreement, (4) update its three-year capital program, (5) develop and implement systems to provide for effective loan portfolio management, (6) take action to protect criticized assets and implement a written program to eliminate the basis of criticism of assets criticized by the OCC, (7) strengthen UNCB’s contingency funding plan, (8) implement a written consumer compliance program and (9) not exceed the level of brokered deposits as of the date of the Agreement without prior OCC approval.

The Agreement supersedes the previous MOU entered into between UNCB and the OCC on June 20, 2007. The Agreement effectively extends several of the provisions under the MOU, including requiring a three-year strategic plan and three-year capital plan, improving UNCB’s loan portfolio management, implementing an effective risk-based consumer compliance audit program, and establishing a compliance committee.

Separate from the Agreement, the OCC established individual minimum capital requirements for UNCB requiring Tier 1 Capital to Average Total Assets of at least 8%, Tier 1 Capital to Risk-Based Assets of at least 9.5%, and Total Capital to Risk-Based Assets of at least 12% effective beginning September 30, 2009. These minimum capital ratios are similar to the capital ratio targets agreed to between UNCB and the OCC under the MOU which were Tier I Capital to Average Total Assets of 8%, Tier I Capital to Risk-Based Assets of 9% and Total Capital to Risk-Based Assets of 12%. At March 31, 2010, UNCB’s measure of Tier I Capital to

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Average Total Assets was 8.34%, Tier I Capital to Risk-Based Assets was 10.00% and Total Capital to Risk-Based Assets was 12.72%. At March 31, 2010, all three ratios exceeded the respective OCC individual minimum capital requirements. UNCB capital ratios reflect the infusion in UNCB $700,000 of the $1,275,000 proceeds raised in UNNF’s preferred stock private placement.

Management and the board of directors are committed to taking the necessary actions to fully maintain the new minimum capital ratios and address the provisions of the Agreement, and believe that UNCB has already made measurable progress in addressing these requirements. If UNCB does not continue to meet the OCC’s requirements, the OCC could subject UNCB to such administrative actions or sanctions as the OCC considers necessary.

Memorandum of Understanding with the FRB

On January 28, 2010, UNNF entered into an informal MOU with the FRB. The MOU, which is not a “written agreement” for purposes of Section 8 of the Federal Deposit Insurance Act, requires, among other things, UNNF to seek prior approval by the FRB before (i) declaring or paying dividends to stockholders, (ii) distributing interest, principal or other sums on UNCT I and UNCT II junior subordinated debentures and (iii) incurring, increasing or guaranteeing any additional debt. Subsequent to March 31, 2010, the FRB did approve the quarterly interest payments for the second quarter of 2010 on the UNCT I and UNCT II junior subordinated debentures and the preferred stock dividend payments.

NOTE 10 —	COMMITMENTS, GUARANTEES AND CONTINGENCIES

In the ordinary course of business, UNNF makes commitments to extend credit to its customers through letters of credit, loan commitments and lines of credit. As of March 31, 2010, UNCB had $106,597,000 outstanding in loan commitments and other unused lines of credit extended to its customers, compared to $110,791,000 at December 31, 2009. UNCB does not issue any guarantees that would require liability recognition or disclosure, other than its standby letters of credit. Standby letters of credit written are conditional commitments issued by UNNF to guarantee the performance of a customer to a third party. Generally, all letters of credit, when issued, have expiration dates within one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. UNCB generally holds collateral and/or personal guarantees supporting these commitments. UNCB had $5,725,000 and $6,199,000 of standby letters of credit outstanding as of March 31, 2010 and December 31, 2009, respectively. Management believes that the proceeds obtained through a liquidation of collateral and the enforcement of guarantees would be sufficient to cover the potential amount of future payments required under the corresponding standby letters of credit. The bank does not consider the current amount of the liability at March 31, 2010 and December 31, 2009 for Bank guarantees under standby letters of credit issued to be material.

Effective July 1, 2008, UNCB joined a health care expense management consortium with other Pennsylvania banks. The purpose of the consortium is to pool the risks of covered groups of employees, and to provide effective claims-based expense management, administrative efficiencies and use of high-dollar claim stop loss insurance coverage to reduce the overall health care costs to the consortium member banks, while maintaining high quality coverage for employees. Through March 31, 2010, UNCB’s payments to the consortium to cover estimated claims expenses, administrative expenses and stop loss insurance premiums exceeded the actual processed expenses by $280,000. However, UNCB reduced the amount of this prepaid benefit by a contingent reserve of $63,000 reflecting an actuarial estimate by the consortium of UNCB’s unpaid claim liability as of March 31, 2010 to include potential (i) unreported claims, (ii) reported but unprocessed claims and (iii) processed but unpaid claims, related to both medical and drug coverage.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 11 —	STOCK-BASED COMPENSATION

In accordance with ASC Topic 718, “Compensation — Stock Compensation”, UNNF recognizes compensation expense for share-based awards based upon an assessment of the fair value on the grant date. The fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model. UNNF recognizes stock compensation expense on a straight-line basis over the vesting period of the award.

UNNF had two plans with stock options outstanding as of March 31, 2010: (i) the SIP; and, (ii) the Independent Directors’ Stock Option Plan, or IDSOP. Neither of these plans had remaining options available for grant as of March 31, 2010. Options granted under the SIP are incentive stock options with terms up to 10 years and option prices equal to the fair value of the shares on the date of the grant. SIP options vest over six months, become exercisable nine months after the grant date, and generally lapse 90 days after termination of employment. Options granted under the IDSOP consist of non-qualified stock options with terms up to 10 years. IDSOP options have exercise prices equal to the fair value of the shares on the date of the grant and expire one year after departure from the board of directors. It is UNNF’s policy to issue new shares from its authorized shares upon the exercise of stock options.

No share-based awards were granted or vested during the three months ended March 31, 2010 and 2009; accordingly, no compensation expense was recorded for these periods. For the three months ended March 31, 2010, there were no stock options exercised, forfeited or expired. As such, there were 78,674 stock options outstanding at both March 31, 2010 and December 31, 2009, with exercise prices ranging from $11.52 to $22.14.

All stock options outstanding at March 31, 2010 had no intrinsic value (the amount by which the market price exceeds the exercise price) and were fully vested and exercisable, and consisted of the following:

Number of options	78,674
Weighted-average contractual remaining term	4.2 Years
Weighted-average exercise price	$18.83
Aggregate intrinsic value	$—

NOTE 12 —	FAIR VALUE MEASUREMENT OF ASSETS AND LIABILITIES AND FAIR VALUE OF FINANCIAL INSTRUMENTS

ASC Topic 820, “Fair Value Measurements and Disclosures” defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value measurements. This guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. A fair value measurement assumes that a transaction to sell an asset or transfer a liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. The price in the principal (or most advantageous) market used to measure the fair value of the asset or liability shall not be adjusted for transaction costs. An orderly transaction is not a forced transaction, but rather a transaction that assumes exposure to the market for a period prior to the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets and liabilities.

Market participants are buyers and sellers in the principal market that are (i) independent, (ii) knowledgeable, (iii) able to transact and (iv) willing to transact. ASC Topic 820 requires the use of valuation techniques that are consistent with the market approach, the income approach and/or the cost approach. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets and liabilities. The income approach uses valuation techniques to convert future amounts such as cash flows or earnings, to a single present amount on a discounted basis. The cost approach is based on the amount that currently would be required to replace the service capacity of an asset (replacement cost). Valuation techniques should be consistently applied. Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset or liability. Inputs may be observable, meaning those

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from independent sources, or unobservable, meaning those that reflect the reporting entity’s own assumptions about the assumptions market participants would use in pricing the asset or liability based upon the best information available in the circumstances. In that regard, ASC Topic 820 establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs.

The fair value hierarchy is as follows:

Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 — Quoted prices in markets that are not active, or inputs that are observable either directly or indirectly, for substantially the full term of the asset or liability;

Level 3 — Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

ASC Topic 820 provides a list of factors that a reporting entity should evaluate to determine whether there has been a significant decrease in the volume and level of activity for the asset or liability in relation to normal market activity for the asset or liability. When the reporting entity concludes there has been a significant decrease in the volume and level of activity for the asset or liability, further analysis of the information from that market is needed and significant adjustments to the related prices may be necessary to estimate fair value in accordance with fair value measurement and disclosure guidance. Further, ASC Topic 820 clarifies that when there has been a significant decrease in the volume and level of activity for the asset or liability, some transactions may not be orderly, and UNNF must evaluate the weight of evidence to determine whether the transactions are orderly. It provides a list of circumstances that may indicate that a transaction is not orderly. A transaction price that is not associated with an orderly transaction is given little, if any, weight when estimating fair value.

A description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy, is set forth below. The valuation methodologies were applied to all of UNNF’s financial assets and financial liabilities carried at fair value, effective January 1, 2008. In addition, UNNF adopted fair value measurement and disclosure guidance for non-financial assets and non-financial liabilities on January 1, 2009.

Securities Available for Sale

Equity securities, comprised mostly of financial institutions, traded on a national securities exchange are reported at fair value using the Level 1 valuation hierarchy because these securities tend to trade frequently, and quoted prices are considered active. Other equity securities, comprised mostly of smaller financial institutions, traded on the OTCBB or privately, are reported at fair value using the Level 2 valuation hierarchy because these securities tend to trade infrequently, and quoted prices are not considered active. Debt securities classified as available for sale are generally reported at fair value utilizing Level 2 inputs. For these securities, UNNF obtained fair value measurements from an independent pricing service. The fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, the U.S. Treasury yield curve, live trading levels, trade execution data, market consensus prepayment speeds, credit information and the bond’s terms and conditions, among other things.

Level 3 inputs are for certain corporate investment security positions that are not traded in active markets or are subject to transfer restrictions, and/or where valuations are adjusted to reflect illiquidity and/or non-transferability. Such adjustments are generally based on available market evidence. In the absence of such evidence, management’s best estimate is used. Management’s best estimate consists of both internal and external support on certain Level 3 investments. Management only changes Level 3 inputs and assumptions when corroborated by evidence such as transactions in similar instruments, completed or pending third-party

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

transactions in the underlying investment or comparable entities, subsequent transactions or rounds of financing, recapitalizations and other transactions across the capital structure, offerings in the equity or debt markets, and changes in financial ratios or cash flows. At March 31, 2010, the fair value of securities valued using Level 3 inputs was determined by calculating the net present value of the expected future cash flows of each security, with qualitative risk-adjusted discounting for potential credit risks and nonperformance in the underlying issuers, and market sector illiquidity concerns.

The following tables present available-for-sale investment securities measured at fair value on a recurring basis as of March 31, 2010 and December 31, 2009, segregated by the level of the valuation inputs within the hierarchy utilized to measure fair value (in thousands). There were no transfers of assets between fair value Level 1 and Level 2 for the three months ended March 31, 2010.

	At March 31, 2010
	Level 1	Level 2	Level 3	Total

U.S. Agency Mortgage-Backed Securities	$—	$45,262	$—	$45,262
U.S. Agency Bonds and Structured Notes	—	12,531	—	12,531
Private Issuer Mortgage-Backed Securities	—	—	2,582	2,582
Corporate Securities	—	—	315	315
Equity Securities	12	55	—	67

Total Investment Securities	$12	$57,848	$2,897	$60,757

	At December 31, 2009
	Level 1	Level 2	Level 3	Total

U.S. Agency Mortgage-Backed Securities	$—	$53,394	$—	$53,394
Private Issuer Mortgage-Backed Securities	—	—	2,638	2,638
Obligations of State and Political Subdivisions	—	3,815	—	3,815
Corporate Securities	—	—	631	631
Equity Securities	13	55	—	68

Total Investment Securities	$13	$57,264	$3,269	$60,546

The following is a reconciliation of the beginning and ending balances of recurring fair value measurements of certain available-for-sale securities using significant unobservable (Level 3) inputs (in thousands):

Available-for-Sale
Securities

Beginning Balance at January 1, 2010	$3,269
Payments received (applied to principal), net of accretion	(172)
Proceeds received on sale of impaired security	(277)
Total realized and unrealized gains
Included in net income	5
Included in other comprehensive income	72

Ending Balance at March 31, 2010	$2,897

Certain financial assets and financial liabilities are measured at fair value on a nonrecurring basis; that is, the instruments are not measured at fair value on an ongoing basis, but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment).

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Impaired Loans.  Certain impaired loans are reported at the fair value of the underlying collateral if repayment is expected solely from the collateral. Collateral values are estimated using Level 3 inputs based upon customized discounting criteria. The valuation allowance (allowance for credit losses) associated with impaired loans was $1,199,000 and $1,458,000 at March 31, 2010 and December 31, 2009, respectively.

The balance of loans and leases that were considered to be impaired under GAAP was $6,174,000 and $8,715,000, which consisted of eight and ten loan and lease relationships to unrelated borrowers, at March 31, 2010 and December 31, 2009, respectively. At March 31, 2010, three of the relationships represented 84% of the total impaired loans and leases of $6,174,000. The decrease in impaired loans and leases primarily resulted from several loans, with a related allowance, that were foreclosed on and transferred into other real estate owned at March 31, 2010. Management continues to diligently monitor and evaluate the existing portfolio, and identify credit concerns and risks, including those resulting from the current weak economy. The measure of impairment is based primarily on the fair value of collateral securing these loans, which is primarily real estate and equipment.

Impaired Loans With a Related Allowance.  UNNF had $3,498,000 and $5,916,000 of impaired loans and leases with a related allowance for credit losses at March 31, 2010 and December 31, 2009, respectively. These consisted of four and five loan and lease relationships to unrelated borrowers, with a related allowance for credit losses of $1,199,000 and $1,458,000 at March 31, 2010 and December 31, 2009, respectively. This group of impaired loans and leases has a related allowance due to the probability that the borrower is not able to continue to make principal and interest payments due under the contractual terms of the loan or lease. These loans and leases appear to have insufficient collateral and UNNF’s principal may be at risk; as a result, a related allowance is necessary to cover future potential principal losses.

Repossessed Assets.  Assets included in repossessed assets are reported at fair value on a non-recurring basis. Values are estimated using Level 3 inputs, based on appraisals that consider the sales prices of similar assets.

Other Real Estate Owned.  Assets included in other real estate owned are reported at fair value on a non-recurring basis. Values are estimated using Level 3 inputs, based on appraisals that consider the sales prices of properties in the proximate vicinity, and estimated liquidation costs.

The following table summarizes financial assets and financial liabilities measured at fair value on a nonrecurring basis as of March 31, 2010 and December 31, 2009, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value (in thousands):

	March 31, 2010
	Level 1	Level 2	Level 3	Total Fair
	Inputs	Inputs	Inputs	Value

Assets:
Impaired Loans	$—	$—	$2,299	$2,299
Repossessed Assets	—	—	190	190
Other Real Estate Owned	—	—	8,170	8,170

Total	$—	$—	$10,659	$10,659

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	December 31, 2009
	Level 1	Level 2	Level 3	Total Fair
	Inputs	Inputs	Inputs	Value

Assets:
Impaired Loans	$—	$—	$4,458	$4,458
Repossessed Assets	—	—	436	436
Other Real Estate Owned	—	—	5,383	5,383

Total	$—	$—	$10,277	$10,277

ASC Topic 825, “Financial Instruments” requires disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. The estimated fair values of financial instruments as of March 31, 2010 and December 31, 2009, are set forth in the table below (in thousands). The information in the table should not be interpreted as an estimate of the fair value of UNNF in its entirety since a fair value calculation is only provided for a limited portion of UNNF’s assets and liabilities. Due to a wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparisons between UNNF’s disclosures and those of other companies may not be meaningful.

	March 31, 2010		December 31, 2009
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value

Assets:
Cash and Cash Equivalents	$59,730	$59,730	$43,340	$43,340
Interest-Bearing Time Deposits in Other Banks	7,024	7,048	9,229	9,252
Investment Securities Available for Sale	60,757	60,757	60,546	60,546
Loans and Leases, Net	327,033	313,550	333,416	317,459
Restricted Investment in Bank Stocks	3,727	3,727	3,727	3,727
Accrued Interest Receivable	1,607	1,607	1,569	1,569
Mortgage Servicing Assets and Credit Enhancement Fees Receivable	48	251	48	267
Liabilities:
Demand and Savings Deposits	211,454	211,454	212,457	212,457
Time Deposits	205,471	205,944	192,308	194,218
Long-Term Debt	30,834	32,075	33,334	34,798
Junior Subordinated Debentures	17,341	17,038	17,341	17,017
Accrued Interest Payable	880	880	938	938
Off-balance-sheet Items:
Commitments to Extend Credit and Standby Letters of Credit	—	—	—	—

The following methods and assumptions were used by UNNF to estimate the fair value of its financial instruments at March 31, 2010 and December 31, 2009:

Cash and cash equivalents:  The carrying amounts of cash and short-term investments (U.S. Treasury Bills with a maturity of less than 60 days) approximate their fair values.

Interest-bearing time deposits in other banks:  The carrying amounts of interest-bearing time deposits in other banks approximate their fair values. UNCB generally purchases amounts below the insured limit, limiting the amount of credit risk on these time deposits.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Investment securities:  The carrying values of securities available for sale (carried at fair value) are determined by obtaining quoted market prices on nationally recognized securities exchanges (Level 1), or matrix pricing (Level 2), which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted market prices for the specific securities but rather by relying on the securities’ relationship to other benchmark quoted prices. For certain securities which are not traded in active markets or are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or non-transferability, and such adjustments are generally based on available market evidence (Level 3). In the absence of such evidence, management’s best estimate is used. Management’s best estimate consists of both internal and external support on certain Level 3 investments. Internal cash flow models using a present value formula that includes assumptions market participants would use along with indicative exit pricing obtained from broker/dealers (where available) were used to support fair values of certain Level 3 investments.

Loans and leases:  For variable-rate loans that reprice frequently and which entail no significant changes in credit risk, carrying value approximates fair value. The fair value of other loans and leases are estimated by calculating the present value of future cash flows, discounted at the interest rates currently being offered for loans with similar terms to borrowers with similar credit quality.

Restricted investment in bank stocks:  The carrying amounts reported in the consolidated statements of financial condition for restricted investment in bank stocks approximate their fair values.

Accrued interest receivable:  The carrying amount of accrued interest receivable approximates its fair value.

Mortgage servicing assets and credit enhancement fees receivable:  The fair value of servicing assets and credit enhancement fees receivable is based on the present value of estimated future cash flows on pools of mortgages stratified by rate and maturity date.

Deposit liabilities:  The fair values of deposits with no stated maturities, such as demand deposits, savings accounts, NOW and money market deposits, equal their carrying amounts, which represent the amount payable on demand. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Long-term debt:  The fair values of long-term debt are estimated using discounted cash flow analyses, based on UNNF’s incremental borrowing rates for similar types of borrowing arrangements.

Junior subordinated debentures:  For floating-rate debentures, fair value is based on the difference between current interest rates for similar types of borrowing arrangements and the current coupon rate. For debentures that are at a fixed rate for a period of time, the fair value is determined using discounted cash flow analyses, based on current interest rates for similar types of borrowing arrangements.

Accrued interest payable:  The carrying amount of accrued interest payable approximates its fair value.

Off-balance-sheet instruments:  UNNF’s off-balance-sheet instruments consist of commitments to extend credit, and financial and performance standby letters of credit. The estimated fair value is based on fees currently charged to enter into similar agreements, taking into account the remaining term of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 13 —	COMPREHENSIVE INCOME

U.S. generally accepted accounting principles require that recognized revenue, expenses, gains and losses be included in net income (loss). Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the consolidated statements of financial condition, such items, along with net income (loss), are components of comprehensive income. The components of comprehensive income and related tax effects are as follows (in thousands):

	Three Months Ended March 31, 2010			Three Months Ended March 31, 2009
	Before		Net-of-	Before		Net-of-
	Tax	Tax	Tax	Tax	Tax	Tax
	Amount	Impact	Amount	Amount	Impact	Amount

Net (Loss) Income	$(79)	$(82)	$3	$(837)	$(328)	$(509)
Other Comprehensive Income:
Unrealized Gains on Available-for-Sale Securities Arising During the Period	684	232	452	541	184	357
Reclassification Adjustment for Securities Gains included in Net Income (Loss)	(77)	(26)	(51)	(411)	(140)	(271)
Reclassification Adjustment for Impairment Charges on Investment Securities	—	—	—	839	285	554

Other Comprehensive Income	607	206	401	969	329	640

Total Comprehensive Income	$528	$124	$404	$132	$1	$131

NOTE 14 —	SUBSEQUENT EVENT

On April 19, 2010, UNNF entered into an Agreement and Plan of Merger, or the merger agreement, and as amended as of May 20, 2010, with Donegal Financial Services Corporation, or DFSC, the parent company of Province, and certain affiliated entities of DFSC, pursuant to which UNNF will merge with and into DFSC. DFSC is owned 51.8% by DMIC and 48.2% by DGI.

As part of the transaction, UNCB will merge with and into Province, or UNCB Merger. The merged bank will operate as a federally-chartered savings association under a new bank name to be mutually determined by UNCB and Province and will continue to operate the UNCB offices.

Under the terms of the merger agreement, each share of UNNF common stock, other than shares held by DMIC and any dissenting shares, will convert into the right to receive $5.05 in cash and 0.2134 of a share of DGI Class A common stock (NASDAQ Global Select: “DGICA”).

Following the consummation of the transactions, the executive officers of the merged entities will include: Donald H. Nikolaus, currently the President of DFSC and the Chairman of Province, will continue as President of DFSC and Chairman of the merged bank; Mark D. Gainer, currently Chairman, President and Chief Executive Officer of UNNF and UNCB, will become a Senior Vice President of DFSC and President and Chief Executive Officer of the merged bank; Gregory E. Diehl, currently President of Province, will become Executive Vice President and Chief Operating Officer of the merged bank; and Michael D. Peduzzi, Treasurer and Chief Financial Officer of UNNF and Executive Vice President and Chief Financial Officer of UNCB, will become a Vice President of DFSC and Executive Vice President and Chief Financial Officer of the merged bank. The directors of DFSC immediately after the merger will be the directors of DFSC immediately prior to the merger plus Mark D. Gainer and two other current members of UNNF’s board of directors. In addition, the directors of the merged bank immediately after UNCB Merger will consist of six current directors of Province and five current directors of UNCB.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The transaction is subject to customary closing conditions, including the receipt of regulatory approvals and approval of the merger by the holders of at least 80% of the outstanding common shares of UNNF. If the merger is not consummated under certain circumstances, UNNF has agreed to pay DFSC a termination fee of $800,000. Currently, the merger is expected to be completed in the third quarter of 2010.

The foregoing summary of the merger agreement is not complete and is qualified in its entirety by reference to the complete text of the definitive agreement, which was filed as Exhibit 2.1 to Form 8-K that was filed by UNNF on April 23, 2010.

Through April 30, 2010, UNNF has incurred merger and acquisition related expenses of $319,000.

APPENDIX A

AGREEMENT AND PLAN OF MERGER
among
DONEGAL ACQUISITION INC.,
DONEGAL FINANCIAL SERVICES CORPORATION,
DONEGAL MUTUAL INSURANCE COMPANY,
DONEGAL GROUP INC.
and
UNION NATIONAL FINANCIAL CORPORATION
DATED AS OF APRIL 19, 2010
AND AS AMENDED AND RESTATED
AS OF MAY 20, 2010

A-i

A-ii

A-iii

INDEX OF DEFINED TERMS

Section

Acquisition Proposal	8.10(e)
Affiliate	2.2(g)
Agreement	Preamble
Articles of Merger	1.2
Average Closing Price	1.4(e)
Bank Merger	Preamble
Bank Merger Agreement	1.9
Bank Regulatory Authorities	3.5
BHC Act	3.4
Break-Up Fee	8.10(f)
Certificate of Merger	1.2
Certificates	1.4(c)
Change in UNNF Recommendation	8.10(b)
Claim	8.6(a)
Closing	11.1
Closing Date	11.1
Code	2.2
Confidentiality Agreement	8.2(b)
Contracts	7.2(j)
Controlled Group Liability	3.11
Credit Facilities	7.2(f)
DAI	Preamble
DAI Common Stock	4.2
Department	3.4
DFSC	Preamble
DFSC Bylaws	4.1(b)
DFSC Certificate of Incorporation	4.1(b)
DFSC Common Stock	1.4(a)
DGCL	1.1(a)
DGI	Preamble
DGI Amount	2.1(a)
DGI Bylaws	6.1
DGI Certificate	6.1(b)
DGI 2009 Form 10-K	4.6
DGI Common Stock	1.4(a)
DGI Reports	6.8
Dissenting Shares	1.8
DMIC	Preamble
DMIC Amount	2.1(a)
DMIC Articles	5.1
DMIC Bylaws	5.1
Donegal Entity	1.4(b)
DRSP Plan	1.4(d)

A-iv

Section

Effective Date	1.2
Effective Time	1.2
Environmental Laws	3.17(b)
ERISA	3.11
ERISA Affiliate	3.11
Exchange Act	3.6
Exchange Agent	2.2(a)
Exchange Fund	2.1
Exchange Ratio	1.4(a)
FDIC	3.1(c)
FRB	3.1(c)
GAAP	3.1(c)
Governmental Entity	3.4
Hazardous Substance	3.17(b)
HOLA	3.4
Indemnified Parties	8.6(a)
Injunction	8.6(c)
Insurance Amount	8.6(c)
Intellectual Property	3.25
IRS	3.11(b)
Leased Properties	3.18(c)
Leases	3.18(b)
Liens	3.2(b)
Loan(s)	7.2(r)
Material Adverse Effect	3.1(c)
Materially Burdensome Regulatory Condition	8.1(d)
Mergers	Preamble
Merger Consideration	Preamble
Multiemployer Plan	3.11
Multiple Employer Plan	3.11
NASDAQ	1.4(e)
OCC	3.1(e)
Other Real Estate Owned	3.26(b)
Other Regulatory Approvals	3.4
OTS	3.4
Owned Properties	3.18(a)
Parent Merger	Preamble
Payment Event	8.10(g)
PBCL	1.1(a)
PBGC	3.11(e)
Person	3.9(a)
Province	Preamble
Proxy Statement	3.4
Registration Statement	3.4

A-v

Section

Requisite Regulatory Approvals	9.1(b)
RESPA	7.4
SEC	3.12
Securities Act	1.6(d)
SRO	3.4
Stock Amount	1.4(a)
Subsidiary	3.1(c)
Subsidiary Merger	Preamble
Superior Proposal	8.10(e)
Surviving Company	Preamble
Tax Returns	3.10(c)
Tax(es)	3.10(b)
Third Party	8.10(g)
Third Party Leases	3.18(d)
Treasury Shares	1.4(b)
UNCB	Preamble
UNCB Delinquent Loans	9.2(f)
UNNF	Preamble
UNNF 10-Qs	3.6
UNNF 2009 10-K	3.6
UNNF Articles	3.1(b)
UNCB	Preamble
UNNF Benefit Plan	3.11
UNNF Bylaws	3.1(b)
UNNF Common Stock	1.4(a)
UNNF Disclosure Schedule	Art. III Preamble
UNNF Employment Agreement	3.11
UNNF’s Knowledge	3.17(b)
UNNF Loan Property	3.17(a)
UNNF Plan	3.11
UNNF Preferred Stock	1.4(a)
UNNF Qualified Plans	3.11(d)
UNNF Recommendation	8.3
UNNF Regulatory Agreement	3.15
UNNF Reports	3.12
UNNF Representatives	8.10(a)
UNNF Shareholders Meeting	8.3
UNNF Shares	2.1
UNNF Stock Options	3.2
UNNF Stock Plans	3.2
UNNF Subsidiary	3.1(c)
Withdrawal Liability	3.11

A-vi

AMENDED AND RESTATED

AGREEMENT AND PLAN OF MERGER

AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER, dated as of April 19, 2010 (this “Agreement”), among DONEGAL ACQUISITION INC., a Delaware business corporation (“DAI”), DONEGAL FINANCIAL SERVICES CORPORATION, a Delaware business corporation (“DFSC”), DONEGAL MUTUAL INSURANCE COMPANY, a Pennsylvania-domiciled mutual insurance company (“DMIC”), DONEGAL GROUP INC. (“DGI”), a Delaware business corporation, and UNION NATIONAL FINANCIAL CORPORATION, a Pennsylvania business corporation (“UNNF”), as amended and restated to reflect the Amendment dated May 20, 2010.

W I T N E S S E T H:

WHEREAS, the Boards of Directors of UNNF and DFSC have determined that it is in the best interests of their respective companies and their shareholders to consummate the strategic business combination transaction provided for in this Agreement in which DAI shall, on the terms and subject to the conditions set forth in this Agreement, merge with and into UNNF with UNNF as the surviving corporation (the “Parent Merger”) and immediately thereafter UNNF shall merge with and into DFSC (the “Subsidiary Merger” and, together with the Parent Merger, the “Mergers”), so that DFSC is the surviving company in the Mergers (sometimes referred to in such capacity as the “Surviving Company”);

WHEREAS, immediately after the Mergers, Union National Community Bank, a national banking association (“UNCB”) and a wholly owned subsidiary of UNNF, will merge with and into Province Bank FSB (the “Bank Merger”) a federally chartered stock savings bank (“Province”) and a wholly owned subsidiary of DFSC, with Province as the surviving entity;

WHEREAS, the Board of Directors of DMIC has determined that it is in the best interests of DMIC for DMIC to provide a portion of the merger consideration this Agreement contemplates (the “Merger Consideration”) to DFSC;

WHEREAS, the Board of Directors of DGI has determined that it is in the best interests of DGI for DGI to provide a portion of the Merger Consideration this Agreement contemplates to DFSC; and

WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger;

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which the parties to this Agreement hereby acknowledge, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

THE MERGERS

1.1  The Mergers.

(a) Subject to the terms and conditions of this Agreement, in accordance with the Pennsylvania Business Corporation Law (the “PBCL”) and the Delaware General Corporation Law (the “DGCL”), at the Effective Time as defined in Section 1.2, DAI shall merge with and into UNNF and UNNF shall be the surviving corporation in the Parent Merger. Immediately thereafter, subject to the terms and conditions of this Agreement, in accordance with the DGCL, UNNF shall merge with and into DFSC. DFSC shall be the Surviving Company in the Subsidiary Merger, and shall continue its corporate existence under the laws of the State of Delaware. As of the Effective Time of the Subsidiary Merger, the separate corporate existence of UNNF shall cease.

(b) The Donegal Entities may at any time change the method of effecting the combination and UNNF shall cooperate in such efforts, including by entering into an appropriate amendment to this Agreement to the extent such amendment only changes the method of effecting the business combination and does not substantively affect this Agreement or the rights and obligations of the parties or their respective shareholders hereunder; provided, however, that no such change shall (i) alter or change the amount or kind of the Merger Consideration provided for in Section 1.4 of this Agreement or (ii) materially impede or delay consummation of the transactions this Agreement contemplates.

1.2  Effective Time.

(a) The Parent Merger shall become effective as set forth in the articles of merger (the “Articles of Merger”) that UNNF shall file with the Secretary of State of the Commonwealth of Pennsylvania and the certificate of merger (the “Certificate of Merger”) that DAI shall file with the Secretary of State of the State of Delaware on or before the Closing Date.

(b) The Subsidiary Merger shall become effective as set forth in the Certificate of Merger that UNNF and DFSC shall file with the Secretary of State of the State of Delaware on or before the Closing Date.

(c) The term “Effective Time” shall mean the date and time when the Mergers become effective as set forth in the Articles of Merger and the Certificates of Merger. “Effective Date” shall mean the date on which the Effective Time occurs.

1.3  Effects of the Merger.

(a) At and after the Effective Time, the Parent Merger shall have the effects set forth in Sections 1921 through 1932 of the PBCL and Section 259 of the DGCL.

(b) At the Effective Time, the Subsidiary Merger shall have the effects set forth in Section 1921 through 1932 of the PBCL and Section 259 of the DGCL.

(c)  Directors and Executive Officers of the Surviving Company.  The directors of the Surviving Company immediately after the Subsidiary Merger shall be the directors of DFSC immediately prior to the Subsidiary Merger plus Mark D. Gainer and two other UNNF designees from among the current members of its board of directors as selected pursuant to Section 8.13. The executive officers of the Surviving Company immediately after the Subsidiary Merger shall be the executive officers of DFSC immediately prior to the Merger plus Mark D. Gainer, who shall become a Senior Vice President of DFSC, and Michael D. Peduzzi, who shall become a Vice President of DFSC.

1.4  Conversion of UNNF Capital Stock.

(a) Subject to the provisions of this Agreement each share of common stock, par value $.25 per share, of UNNF (“UNNF Common Stock”) issued and outstanding immediately prior to the Effective Time, other than Treasury Shares as defined in Section 1.4(b) and shares held by DMIC or DFSC shall, by virtue of the Parent Merger, no longer be outstanding and shall as of the Effective Time automatically be converted into and shall thereafter represent the right to receive as merger consideration (the “Merger Consideration”) $5.05 in cash and 0.2134 of a share (the “Exchange Ratio”) of Class A Common Stock, par value $.01 per share, of DGI currently held by DMIC (“DGI Common Stock”) and each share of 5% non-cumulative non-voting convertible perpetual preferred stock, Series A, par value $.25 per share, of UNNF (the “UNNF Preferred Stock”), issued and outstanding immediately prior to the Effective Time shall, by virtue of the Parent Merger, no longer be outstanding and shall as of the Effective Time automatically be converted into and shall thereafter represent the right to receive as merger consideration an amount of cash and DGI Common Stock equal to the number of shares of UNNF Common Stock into which each share of UNNF Preferred Stock is convertible, multiplied by the Exchange Ratio, provided, however, that Donegal Mutual has no obligation under this Agreement to make available more than 600,000 shares (the “Stock Amount”) of DGI Common Stock as Merger Consideration.

(b) At and after the Effective Time, DFSC shall cancel and retire each Treasury Share and no cash or shares of DGI Common Stock or other consideration shall be issued in exchange therefor. “Treasury Shares” means shares of UNNF Common Stock held by UNNF or any UNNF Subsidiary or by any of DMIC, DGI,

DFSC, DAI and Province (collectively, as the context requires, a “Donegal Entity”), other than in a fiduciary, including custodial or agency, capacity or as a result of debts previously contracted in good faith.

(c) At the Effective Time, the stock transfer books of UNNF shall be closed as to holders of UNNF Common Stock immediately prior to the Effective Time and no transfer of UNNF Common Stock by any such holder shall thereafter be made or recognized. If, after the Effective Time, certificates representing UNNF Common Stock (“Certificates”) are properly presented in accordance with Section 2.2 of this Agreement to the Exchange Agent, such Certificates shall be canceled and exchanged for certificates representing the number of whole shares of DGI Common Stock into which the UNNF Common Stock represented thereby was converted in the Mergers, plus any payment for any fractional share of DGI Common Stock without any interest thereon and any dividends or distributions to which the holder of such Certificates is entitled pursuant to Section 2.2(b).

(d) Each holder of UNNF Common Stock shall have the option of enrolling the whole shares of DGI Common Stock issuable to such shareholder upon the consummation of the Mergers in DGI’s Dividend Reinvestment and Stock Purchase Plan (the “DRSP Plan”). Each UNNF shareholder electing to enroll in the DRSP Plan shall be issued a certificate representing the number of whole shares of DGI Common Stock received in the Merger, and any future dividends will be reinvested in accordance with the DRSP Plan.

(e) Notwithstanding any other provision of this Agreement, each holder of UNNF Common Stock who would otherwise be entitled to receive a fractional share of DGI Common Stock, after taking into account all Certificates delivered by such holder or the provision by such holder of customary affidavits and indemnification for lost or mutilated certificates in accordance with the terms of this Agreement, shall receive an amount in cash, without interest, rounded to the nearest cent, equal to the product obtained by multiplying (a) the Average Closing Price as defined below as of the Closing Date by (b) the fraction of a share calculated to the nearest ten-thousandth when expressed in decimal form of DGI Common Stock, to which such holder would otherwise be entitled. No such holder shall be entitled to dividends or other rights in respect of any such fractional shares. “Average Closing Price” means the average closing bid price of DGI Common Stock on NASDAQ Global Select Market (“NASDAQ”) as reported in The Wall Street Journal (Eastern Edition) or, if not reported therein, in another mutually agreed upon authoritative source, for each of the 20 consecutive trading days ending on and including the fifth such trading day prior to the Closing Date rounded to the nearest ten-thousandth.

1.5  DFSC Common Stock.  At and after the Effective Time, each share of DFSC Common Stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and shall not be affected by the Subsidiary Merger. After the Effective Time of the Subsidiary Merger, DFSC shall cancel and return all of the certificates representing DAI common stock.

1.6  UNNF Stock Options.  Not later than the Effective Time, UNNF shall use commercially reasonable efforts to obtain from each holder of an option or other right to purchase UNNF Common Stock such holder’s consent to the surrender and cancellation of such options or other rights.

1.7  Certificate of Incorporation and Bylaws of the Surviving Company.  DFSC’s Certificate of Incorporation as in effect immediately prior to the Effective Time shall be the certificate of incorporation of the Surviving Company until thereafter amended in accordance with applicable law. DFSC’s Bylaws as in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Company until thereafter amended in accordance with applicable law.

1.8  Dissenting Shares.  UNNF shareholders shall be entitled to dissenters rights as provided under Section 1930 of the PBCL. Any UNNF shareholder who desires to assert dissenters rights (“Dissenting Shares”) must comply with the provisions and procedures set forth in Subchapter D of Chapter 15 of the PBCL, Sections 1571 through 1580.

1.9  The Bank Merger.  As soon as practicable after the execution of this Agreement, DFSC shall cause Province, and UNNF shall cause UNCB, to enter into a bank merger agreement, the form of which is included as Appendix A to this Agreement (the “Bank Merger Agreement”), that provides for (i) the merger of UNCB with and into Province (the “Bank Merger”) and (ii) the change of the name of Province Bank to Union

Community Bank or such other name as to which Province and UNCB shall mutually agree, in accordance with applicable laws and regulations and the terms of the Bank Merger Agreement and as soon as practicable after the consummation of the Merger. The Bank Merger Agreement provides that the directors of Province (the “Province Bank Board”) upon consummation of the Bank Merger shall consist of eleven members, five of whom shall be designees of UNCB and six of whom shall be designees of Province.

ARTICLE II

EXCHANGE OF SHARES FOR MERGER CONSIDERATION

2.1  DGI and DMIC to Make Merger Consideration Available.

(a) DMIC and DGI each agree to take the following respective actions not later than the business day next preceding the Effective Time:

(i) DMIC will transfer to DFSC (A) the 248,999 shares of UNNF that DMIC currently owns, (B) 600,000 shares of Class A common stock of DGI that DMIC currently owns and (C) that amount of cash in immediately available funds (the “DMIC Amount”) that, when added to the DGI Amount (as defined herein) equals approximately $14,200,000 in exchange for shares of common stock of DFSC; and

(ii) DGI will transfer to DFSC that amount of cash (the “DGI Amount”) that, when added to the DMIC Amount, equals approximately $14,200,000 in immediately available funds in exchange for shares of common stock of DFSC.

(b) Immediately prior to the Effective Time, DFSC, on behalf of DAI, shall deposit or shall cause DAI to deposit, with the Exchange Agent (i) immediately available funds in the amount of approximately $14,200,000 to pay the cash portion of the Merger Consideration, (ii) certificates representing 600,000 shares of DGI Common Stock deliverable pursuant to this Agreement to pay the stock portion of the Merger Consideration in exchange for the shares of UNNF Common Stock (the “UNNF Shares”) outstanding immediately prior to the Effective Time of the Merger except for the UNNF Shares held by DFSC, (iii) immediately available funds equal to any dividends or distributions payable in accordance with Section 2.2(b) and (iv) cash in lieu of any fractional shares (such cash and certificates for shares of DGI Common Stock, collectively being referred to as the “Exchange Fund”), to be issued pursuant to Section 1.4 and paid pursuant to Section 1.4 in exchange for the outstanding UNNF Shares.

2.2  Exchange of Shares for Merger Consideration.

(a) As soon as practicable after the Effective Time, DGI and the stock transfer agent of DGI (the “Exchange Agent”) shall mail to each holder of record of UNNF Shares a letter of transmittal in customary form as prepared by DFSC and reasonably acceptable to UNNF, which shall specify, among other things, that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration and any cash in lieu of fractional shares into which the UNNF Shares represented by such Certificate or Certificates shall have been converted pursuant to this Agreement and any dividends or distributions to which such holder is entitled pursuant to Section 2.2(b). After the Effective Time of the Merger, each holder of a Certificate formerly representing UNNF Shares, other than Treasury Shares, who surrenders or has surrendered such Certificate or provides or has provided customary affidavits and indemnification regarding the loss or destruction of such Certificate, together with duly executed transmittal materials to the Exchange Agent, shall, upon acceptance thereof, be entitled to cash in the amount of $5.05 and a certificate representing 0.2134 of one share of DGI Common Stock into which such UNNF Shares shall have been converted pursuant to Section 1.4, as well as any cash in lieu of any fractional share of DGI Common Stock to which such holder would otherwise be entitled and any dividends or distributions to which such holder is entitled pursuant to Section 2.2(b). The Exchange Agent shall accept such Certificate upon compliance with such reasonable and customary terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal practices. Until surrendered as contemplated by this Section 2.2, each Certificate representing UNNF Shares shall be deemed from and after the Effective

Time of the Merger to evidence only the right to receive the Merger Consideration and cash in lieu of fractional shares into which the UNNF Shares represented by such Certificate or Certificates shall have been converted pursuant to this Agreement and any dividends or distributions to which such holder is entitled pursuant to Section 2.2(b). DFSC shall not be obligated to deliver the Merger Consideration or any check representing cash in lieu of fractional shares and/or declared but unpaid dividends to which any former holder of UNNF Shares is entitled as a result of the Merger until such holder surrenders his Certificate or Certificates or customary affidavits and indemnification regarding the loss or destruction of such Certificate or Certificates for exchange as provided in this Section 2.2. If any certificate for shares of DGI Common Stock, or any check representing cash in lieu of fractional shares or declared but unpaid dividends, is to be issued in a name other than that in which a Certificate surrendered for exchange is issued, the Certificate so surrendered shall be properly endorsed and otherwise in proper form for transfer and the person requesting such exchange shall affix any requisite stock transfer tax stamps to the Certificate surrendered or provide funds for their purchase or establish to the satisfaction of the Exchange Agent that such taxes are not payable.

(b) Following surrender of any such Certificate, there shall be paid to the record holder of the Certificates representing whole shares of DGI Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of any cash payable in lieu of a fractional share of DGI Common Stock to which such holder is entitled pursuant to Section 1.4 and the amount of dividends or other distributions with a record date after the Effective Time of the Merger and which theretofore had become payable with respect to such whole shares of DGI Common Stock and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time of the Merger but prior to surrender and a payment date subsequent to surrender payable with respect to such whole shares of DGI Common Stock.

(c) After the Effective Time, there shall be no transfers on the stock transfer books of UNNF of the UNNF Shares that were issued and outstanding immediately prior to the Effective Time other than to settle transfers of UNNF Shares that occurred prior to the Effective Time. If, after the Effective Time, Certificates are presented to DFSC for any reason, they shall be canceled and exchanged as provided in this Agreement. All shares of DGI Common Stock and cash in lieu of fractional shares and/or declared but unpaid dividends issued upon the surrender for exchange of UNNF Shares or the provision of customary affidavits and indemnification for lost or mutilated Certificates in accordance with the terms hereof and the letter of transmittal, shall be deemed to have been issued in full satisfaction of all rights pertaining to such UNNF Shares.

(d) Any portion of the Exchange Fund, including any interest thereon, that remains undistributed to the shareholders of UNNF following the passage of 12 months after the Effective Time of the Merger shall be delivered to DFSC, upon demand, and any shareholders of UNNF who have not theretofore complied with this Section 2.2 shall thereafter look only to DFSC for payment of their claim for Merger Consideration, any cash in lieu of fractional shares of DGI Common Stock and any unpaid dividends or distributions payable in accordance with Section 2.2(b).

(e) Neither UNNF nor any Donegal Entity shall be liable to any holder of UNNF Shares or DGI Common Stock, as the case may be, for such shares, or dividends or distributions with respect thereto, or cash from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

(f) The Exchange Agent shall not be entitled to vote or exercise any rights of ownership with respect to the shares of DGI Common Stock held by it from time to time hereunder, except that it shall receive and hold all dividends or other distributions paid or distributed with respect to such shares of DGI Common Stock for the account of the Persons entitled thereto.

2.3  Adjustments for Dilution and Other Matters.  If prior to the Effective Time of the Merger, (a) DGI shall declare a stock dividend or distribution on DGI Common Stock with a record date prior to the Effective Time of the Merger, or subdivide, split up, reclassify or combine DGI Common Stock, or make a distribution other than a regular quarterly cash dividend not in excess of $.60 per share on DGI Common Stock in any security convertible into DGI Common Stock, in each case with a record date prior to the Effective Time of the Merger, or (b) the outstanding shares of DGI Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities, in each case as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar change in DGI’s capitalization other than through a business combination transaction with another insurance holding company or financial services company, then a proportionate adjustment or adjustments will be made to the Exchange Ratio, which adjustment may include, as appropriate, the issuance of securities, property or cash on the same basis as that on which any of the foregoing shall have been issued, distributed or paid to holders of DGI Common Stock generally.

2.4  Withholding Rights.  The Exchange Agent or, subsequent to the first anniversary of the Effective Time, DFSC, shall be entitled to deduct and withhold from any cash portion of the Merger Consideration, any cash in lieu of fractional shares of DGI Common Stock, cash dividends or distributions payable pursuant to Section 2.2(b) and any other cash amounts otherwise payable pursuant to this Agreement to any holder of UNNF Shares such amounts as the Exchange Agent or DFSC, as the case may be, is required to deduct and withhold under the Code, or any provision of state, local or foreign Tax law, with respect to the making of such payment. To the extent the amounts are so withheld by the Exchange Agent or DGI, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of UNNF Shares in respect of whom such deduction and withholding was made by the Exchange Agent or DGI, as the case may be.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF UNNF

Except as disclosed in the UNNF Reports or as disclosed in the disclosure schedule (the “UNNF Disclosure Schedule”) delivered by UNNF to DFSC, DMIC, DAI and DGI, UNNF hereby represents and warrants to DFSC, DMIC, DAI and DGI as follows:

3.1  Corporate Organization.

(a) UNNF is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania. UNNF has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary except where such failure to be so licensed or qualified would not reasonably be likely to have a Material Adverse Effect on UNNF or UNCB.

(b) True and complete copies of the Amended and Restated Articles of Incorporation of UNNF (the “UNNF Articles”) and the Amended and Restated Bylaws of UNNF (the “UNNF Bylaws”), as in effect as of the date of this Agreement, have previously been made available to DFSC.

(c) Each of UNNF’s Subsidiaries (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly qualified to do business and in good standing in all jurisdictions whether federal, state, local or foreign where its ownership or leasing of property or the conduct of its business requires it to be so qualified and (iii) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted, except in each of (i) — (iii) as would not be reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on UNNF. As used in this Agreement, (i) the word “Subsidiary” when used with respect to either party, means any corporation, partnership, joint venture, limited liability company or any other entity (A) of which such party or a subsidiary of such party is a general partner, (B) at least a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the Board of Directors or persons performing similar functions with respect to such entity is directly or indirectly owned by such party and/or one or more subsidiaries thereof or (C) is consolidated with such party for financial reporting purposes under U.S. generally accepted accounting principles (“GAAP”), and the terms “UNNF Subsidiary” and “Donegal Subsidiary” shall mean any direct or indirect Subsidiary of UNNF or any Donegal Entity, respectively, and (ii) the term “Material Adverse Effect” means, with respect to any Donegal Entity, UNNF or the Surviving

Company, as the case may be, any event, circumstance, development, change or effect that alone or in the aggregate with other events, circumstances, developments, changes or effects (A) is materially adverse to the business, results of operations or financial condition of such party and its Subsidiaries taken as a whole, provided, however, that, with respect to this clause (A), Material Adverse Effect shall not be deemed to include events, circumstances, developments, changes or effects to the extent resulting from (1) changes, after the date hereof, in GAAP or regulatory accounting requirements applicable to banks or savings associations and their holding companies generally; (2) changes, after the date hereof, in laws, rules or regulations of general applicability or interpretations thereof by courts or Governmental Entities as defined in Section 3.4; (3) actions or omissions of (i) any Donegal Entity or (ii) UNNF, taken at the request of, or with the prior written consent of DFSC or required hereunder; (4) events, circumstances, developments, changes or effects, after the date of this Agreement, in the national or world economy or financial or securities markets generally or changes, events or developments, after the date of this Agreement in general economic conditions or other events, circumstances, developments, changes or effects, after the date of this Agreement that affect banks or their holding companies generally except to the extent that such changes have a materially disproportionate adverse effect on such party relative to other similarly situated participants in the markets or industries in which they operate; (5) consummation or public disclosure of the transactions this Agreement contemplates; (6) any outbreak or escalation of war or hostilities, any occurrence or threats of terrorist acts or any armed hostilities associated therewith and any national or international calamity, disaster or emergency or any escalation thereof; (7) any changes in interest rates or foreign currency rates; or (8) any claim, suit, action, audit, arbitration, investigation, inquiry or other proceeding or order that in any manner challenges, seeks to prevent, enjoin, alter or delay, or seeks damages as a result of or in connection with, the transactions this Agreement contemplates or (B) materially delays or impairs the ability of such party to consummate the transactions this Agreement contemplates on a timely basis. In the case of UNNF and UNCB, “Material Adverse Effect” shall include the issuance in and of itself after the date of this Agreement of any order or directive by the Office of the Comptroller of the Currency (the “OCC”), the Federal Deposit Insurance Corporation (the “FDIC”) or the Board of Governors of the Federal Reserve System (the “FRB”).

3.2  Capitalization.

(a) The authorized capital stock of UNNF consists of 20,000,000 shares of UNNF Common Stock, of which, as of March 31, 2010, 2,742,395 shares were issued and outstanding, and 5,000 shares of UNNF Preferred Stock of which, as of March 31, 1,275 shares were issued and outstanding and which are convertible into 318,750 shares of UNNF Common Stock. As of March 31, 2010, 368,189 shares of UNNF Common Stock and no shares of UNNF Preferred Stock were held in UNNF’s treasury. As of March 31, 2010, no UNNF Shares were reserved for issuance except for 253,458 shares of UNNF Common Stock reserved for issuance upon the exercise of options to purchase UNNF Common Stock (the “UNNF Stock Options”) issued pursuant to equity-based compensation plans disclosed on Section 3.2 of the UNNF Disclosure Schedule (the “UNNF Stock Plans”) and the UNNF Dividend Reinvestment Plan. All of the issued and outstanding UNNF Shares have been, and all shares of UNNF Common Stock that may be issued upon the exercise of the UNNF Stock Options will be, when issued in accordance with the terms thereof, duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. Except pursuant to this Agreement and the UNNF Stock Plans, UNNF does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any UNNF Shares or any other equity securities of UNNF or any securities representing the right to purchase or otherwise receive any UNNF Shares. Section 3.2 of the UNNF Disclosure Schedule sets forth a true, correct and complete list of each UNNF Stock Option, including the number of shares of UNNF Common Stock subject thereto, the vesting schedule thereof and the exercise prices thereof, outstanding under the UNNF Stock Plans as of March 31, 2010. Since March 31, 2010 through the date of this Agreement, UNNF has not issued or awarded, or authorized the issuance or award of, any options or other equity-based awards under the UNNF Stock Plans.

(b) All of the issued and outstanding shares of capital stock or other equity ownership interests of each Subsidiary of UNNF are owned by UNNF, directly or indirectly, free and clear of any material liens, pledges, charges and security interests and similar encumbrances other than liens for property Taxes not yet due and payable (“Liens”), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. No such Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

3.3  Authority; No Violation.

(a) UNNF has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions this Agreement contemplates. The execution and delivery of this Agreement and the consummation of the transactions this Agreement contemplates have been duly and validly approved by the Board of Directors of UNNF. Except for the approval and adoption of this Agreement and the transactions this Agreement contemplates by the affirmative vote of the holders of at least 80% of the outstanding shares of UNNF Common Stock at such meeting at which a quorum is present, no other corporate proceedings on the part of UNNF are necessary to approve this Agreement or to consummate the transactions this Agreement contemplates. This Agreement has been duly and validly executed and delivered by UNNF and, assuming due authorization, execution and delivery by DFSC, DMIC, DAI and DGI, constitutes the valid and binding obligation of UNNF, enforceable against UNNF in accordance with its terms, except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies.

(b) Neither the execution and delivery of this Agreement by UNNF nor the consummation by UNNF of the transactions this Agreement contemplates, nor compliance by UNNF with any of the terms or provisions of this Agreement, will (i) violate any provision of the UNNF Articles or the UNNF Bylaws or (ii) assuming that the consents, approvals and filings referred to in Section 3.4 are duly obtained and/or made, (A) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or Injunction as defined in Section 9.1(b) applicable to UNNF, any UNNF Subsidiary or any of their respective properties or assets or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default or an event which, with notice or lapse of time, or both, would constitute a default under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of UNNF or any UNNF Subsidiary under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which UNNF or any UNNF Subsidiary is a party, or by which UNNF or any of UNNF’s Subsidiaries respective properties or assets may be bound or affected, except for such violations, conflicts, breaches or defaults with respect to clause (ii) that are not reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on UNNF.

3.4  Consents and Approvals.  Except for (i) the filing of applications and notices, as applicable, with the FRB under the Bank Holding Company Act of 1956, as amended (the “BHC Act”), the Home Owners’ Loan Act (“HOLA”), and the Federal Reserve Act, as amended, and approval of such applications and notices, and, in connection with the merger of UNCB with and into Province, the filing of applications, notices and other documents, as applicable, with the FDIC, the OCC, the Office of Thrift Supervision (the “OTS”) and the Pennsylvania Department of Banking (the “Department”) and the FRB, and approval of such applications, notices and other filings, (ii) the filing of any required applications, notices and other filings, as applicable, with any foreign or state banking, insurance or other regulatory authorities and approval of such applications, notices and other documents (the “Other Regulatory Approvals”), (iii) the filing with the Securities and Exchange Commission (the “SEC”) of a proxy statement in definitive form relating to the special meeting of UNNF’s shareholders to be held in connection with this Agreement (the “Proxy Statement”) and the transactions this Agreement contemplates and of a registration statement on Form S-4 (the “Registration Statement”) that will include the Proxy Statement as a prospectus, and declaration of effectiveness of the Registration Statement, (iv) the filing of the Articles of Merger with and the acceptance for record by the Secretary of State of the Commonwealth of Pennsylvania pursuant to the PBCL and the filing of the Certificate of Merger with and the acceptance for record by the Secretary of State of the State of Delaware pursuant to the DGCL, (v) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the applicable provisions of federal and state securities laws relating to the regulation of broker-dealers, investment advisers or transfer agents and the rules and regulations thereunder and of any applicable industry self-regulatory organization (“SRO”), and the rules of NASDAQ, or that are required under consumer finance, mortgage banking and other similar laws, (vi) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of DGI Common Stock pursuant to this Agreement, (vii) the adoption of this Agreement by the requisite vote of shareholders of UNNF and (viii) filings, if any, required as a result of the particular status of DFSC or DMIC, no consents or approvals of or filings or registrations with any court, administrative agency or commission or other governmental authority or instrumentality or SRO (each a “Governmental Entity”) are necessary in connection with (A) the execution and delivery by UNNF of this Agreement, (B) the consummation by UNNF of the Merger, (C) the consummation by UNCB of the Bank Merger and (D) the consummation by UNNF and UNCB of the other transactions this Agreement contemplates.

3.5  Reports.  UNNF and each of its Subsidiaries have in all material respects timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since January 1, 2007 with (i) the FRB, (ii) the FDIC, (iii) the OCC, (iv) any state regulatory authority, (v) the SEC, (vi) any foreign regulatory authority and (vii) any SRO (collectively, “Bank Regulatory Authorities”) and with each other applicable Governmental Entity, and all other reports and statements required to be filed by them since January 1, 2007, including any report or statement required to be filed pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any Bank Regulatory Authority, and have paid all fees and assessments due and payable in connection therewith. Except for normal examinations conducted by a Bank Regulatory Authority in the ordinary course of the business of UNNF and the UNNF Subsidiaries, and except for the matters disclosed in Section 3.5 of the UNNF Disclosure Schedule, no Bank Regulatory Authority has initiated or has pending any proceeding or, to the knowledge of UNNF, investigation into the business or operations of UNNF or any UNNF Subsidiary since January 1, 2007. Except as disclosed in Section 3.5 of the UNNF Disclosure Schedule, there (i) is no unresolved violation, criticism or exception by any Bank Regulatory Authority with respect to any report or statement relating to any examinations or inspections of UNNF or any UNNF Subsidiary and (ii) has been no formal or informal inquiries by, or disagreements or disputes with, any Bank Regulatory Authority with respect to the business, operations, policies or procedures of UNNF since January 1, 2007.

3.6  Financial Statements.

(a) (i) UNNF has previously made available to DFSC copies of the consolidated balance sheets of UNNF and the UNNF Subsidiaries as of December 31, 2007, 2008 and 2009 and the related consolidated statements of operations, shareholders’ equity and cash flows for the years then ended as reported in UNNF’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the “UNNF 2009 10-K”) filed with the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), accompanied by the audit reports of Parente Beard LLP, independent registered public accountants with respect to UNNF for the years ended December 31, 2007, 2008 and 2009, and (ii) UNNF will make available to DFSC, when filed with the SEC, copies of (A) any amendments to the UNNF 2009 10-K and (B) the unaudited consolidated balance sheets of UNNF and the UNNF Subsidiaries as of March 31, 2009 and 2010, June 30, 2009 and 2010 and September 30, 2009 and 2010, and the related consolidated statements of operations, shareholders’ equity and cash flows for the three-, six- and nine-month periods then ended, as reported in UNNF’s Quarterly Report on Form 10-Q for the quarterly periods that will end March 31, 2010, June 30, 2010 and September 30, 2010 (the “UNNF 10-Qs”). The December 31, 2009 consolidated balance sheet of UNNF, including the related notes, where applicable, fairly presents in all material respects the consolidated financial position of UNNF and the UNNF Subsidiaries as of the date thereof, and the other financial statements referred to in this Section 3.6, including the related notes, where applicable, fairly present in all material respects the results of the consolidated operations, cash flows and changes in shareholders’ equity and consolidated financial position of UNNF and the UNNF Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth, subject to normal year-end audit adjustments in amounts consistent with past experience in the case of unaudited statements; each of such statements, including the related notes, where applicable, complies in all material respects with applicable accounting requirements and with the published rules and regulations of the

SEC with respect thereto and each of such statements, including the related notes, where applicable, has been prepared in all material respects in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of UNNF and the UNNF Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions.

(b) No agreement pursuant to which UNNF or the UNNF Subsidiaries have sold or will sell any loans or other assets by UNNF or the UNNF Subsidiaries entitled the buyer of such loans or other assets, unless there is material breach of a representation or covenant by UNNF or any UNNF Subsidiary, to cause UNNF or the UNNF Subsidiaries to repurchase such loan or other assets or the buyer to pursue any other form of recourse against UNNF or the UNNF Subsidiaries. To the knowledge of UNNF, there is no material breach of a representation or covenant by UNNF or the UNNF Subsidiaries in any such agreement. Except as disclosed in the UNNF Reports, since January 1, 2007, no cash, stock or other dividend or any other distribution with respect to the capital stock of UNNF or any UNNF Subsidiary has been declared, set aside or paid. Except as disclosed in the UNNF Reports, no shares of capital stock of UNNF have been purchased, redeemed or otherwise acquired, directly or indirectly, by UNNF since January 1, 2007, and no agreements have been made to do the foregoing.

(c) The records, systems, controls, data and information of UNNF and the UNNF Subsidiaries are recorded, stored, maintained and operated under means, including any electronic, mechanical or photographic process, whether computerized or not, that are under the exclusive ownership and direct control of UNNF or a UNNF Subsidiary or independent registered public accountants, including all means of access to and from such records, system controls, data and information, except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a Material Adverse Effect on the system of internal accounting controls described in the next sentence of this Section 3.6(c). UNNF (i) has implemented and maintains a system of internal control over financial reporting as required by Rule 13a-15(a) under the Exchange Act that is designed to provide reasonable assurances regarding the reliability of its financial reporting and the preparation of its financial statements for external purposes in accordance with GAAP, (ii) has implemented and maintains disclosure controls and procedures as defined in Rule 13a-15(e) under the Exchange Act) to ensure that material information relating to UNNF, including its consolidated Subsidiaries, is made known to the chief executive officer and the chief financial officer of UNNF by others within those entities and (iii) has disclosed, based on its most recent evaluation prior to the date of this Agreement, to UNNF’s independent registered public accountants and the audit committee of UNNF’s Board of Directors (y) any significant deficiencies and material weaknesses in the design or operation of UNNF’s internal financial reporting as defined in Rule 13a-15(f) under the Exchange Act) which are reasonably likely to affect adversely UNNF’s ability to record, process, summarize and report financial information and (z) any fraud, whether or not material, that involves management or other employees who have a significant role in UNNF’s internal control over financial reporting. UNNF has previously delivered to DFSC any such disclosure described in the preceding sentence that UNNF’s management made in writing to UNNF’s independent registered public accountants and the audit committee of UNNF’s Board of Directors and a copy of all such disclosures have previously been made available to DFSC. As of the date of this Agreement, to the knowledge of UNNF, its chief executive officer and its chief financial officer will be able to give the certifications required pursuant to Section 302 of the Sarbanes-Oxley Act, without qualification, when next due.

(d) Since December 31, 2009, (i) neither UNNF nor any UNNF Subsidiary nor, to the Knowledge of UNNF, any director, officer, employee, auditor, accountant or representative of UNNF or any UNNF Subsidiary, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of UNNF or any UNNF Subsidiary or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that UNNF or any UNNF Subsidiary has engaged in illegal accounting or auditing practices, and, to the Knowledge of UNNF, (ii) no attorney representing UNNF or any UNNF Subsidiary, whether or not employed by UNNF or any UNNF Subsidiary, has reported evidence of a material violation of the federal securities laws, breach of fiduciary duty or similar violation by UNNF or any of its officers, directors, employees or agents to the Board of Directors of UNNF or any committee thereof or to any officer or director of UNNF.

3.7  Broker’s Fees.  Neither UNNF nor any UNNF Subsidiary nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or the other transactions this Agreement contemplates other than Sandler O’Neill & Partners, L.P.

3.8  Absence of Certain Changes or Events.  Since December 31, 2009, except as publicly disclosed in the Forms 10-K, 10-Q and 8-K and any registration statements, proxy statements or prospectuses comprising the UNNF Reports filed on or prior to the date of this Agreement, (i) UNNF and each UNNF Subsidiary have, except in connection with the negotiation and execution and delivery of this Agreement, carried on their respective businesses in all material respects in the ordinary course of business consistent with past practice and (ii) no Material Adverse Effect has occurred with respect to UNNF.

3.9  Legal Proceedings.

(a) Except as described in Section 3.9 of the UNNF Disclosure Schedule, there is not pending, or, to UNNF’s knowledge, threatened, any litigation, action, suit, proceeding, investigation or arbitration by any individual, partnership, corporation, trust, joint venture, organization or other entity (each, a “Person”) or Governmental Entity that is material to UNNF and the UNNF Subsidiaries, taken as a whole, in each case with respect to UNNF or any UNNF Subsidiary or any of their respective properties or permits, licenses or authorizations.

(b) Except as described in Section 3.9 of the UNNF Disclosure Schedule, there is no material Injunction, judgment or regulatory restriction other than those of general application that apply to similarly situated financial or bank holding companies or their subsidiaries imposed upon UNNF, any UNNF Subsidiary or the assets of UNNF or any UNNF Subsidiary.

3.10  Taxes and Tax Returns.

(a) Except as set forth in Section 3.10 of the UNNF Disclosure Schedule, each of UNNF and the UNNF Subsidiaries has duly and timely filed, including all applicable extensions, all Tax Returns as defined in subsection (c) of this Section 3.10 required to be filed by it on or prior to the date of this Agreement, with all such Tax Returns being accurate and complete in all material respects, has timely paid or withheld and timely remitted all Taxes shown thereon as arising and has duly and timely paid or withheld and timely remitted all Taxes, whether or not shown on any Tax Return, that are due and payable or claimed to be due from it by a Governmental Entity other than Taxes that (i) are being contested in good faith, which have not been finally determined, and (ii) have been adequately reserved against in accordance with GAAP on UNNF’s consolidated financial statements for the year ended December 31, 2009. All required estimated Tax payments sufficient to avoid any material underpayment penalties or interest have been made by or on behalf of each of UNNF and the UNNF Subsidiaries. Neither UNNF nor any UNNF Subsidiary has granted any extension or waiver of the limitation period for the assessment or collection of Tax that remains in effect. There are no disputes, audits, examinations or proceedings in progress or pending, including any notice received of an intent to conduct an audit or examination, or claims asserted, for Taxes upon UNNF or any UNNF Subsidiary. No Government Entity has made a claim in a jurisdiction where UNNF or any UNNF Subsidiary has not filed Tax Returns such that UNNF or any UNNF Subsidiary is or may be subject to taxation by that jurisdiction. All deficiencies asserted or assessments made as a result of any examinations by any Governmental Entity of the Tax Returns of, or including, UNNF or any UNNF Subsidiary have been fully paid. No issue has been raised by a Governmental Entity in any prior examination or audit of UNNF or any UNNF Subsidiary which, by application of the same or similar principles, could reasonably be expected to result in a proposed deficiency in respect of such Governmental Entity for any subsequent taxable period. There are no Liens for Taxes, other than statutory liens for Taxes not yet due and payable, upon any of the assets of UNNF or any UNNF Subsidiary. Neither UNNF nor any UNNF Subsidiary is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement, other than such an agreement or arrangement exclusively between or among UNNF and the UNNF Subsidiaries. Neither UNNF nor any UNNF Subsidiary (A) has been a member of an affiliated group filing a consolidated federal income Tax Return, other than a group the common parent of which was UNNF or (B) has any liability for the Taxes of any Person, other than UNNF or any UNNF Subsidiary, under Treasury Regulation Section 1.1502-6 or any similar provision of state, local or foreign law, or as a transferee or successor, by contract or otherwise. Neither UNNF nor any UNNF Subsidiary has been, within the past two years or otherwise as part of a “plan or series of related transactions” within the meaning of Section 355(e) of the Internal Revenue Code of 1986 as amended (the “Code”) of which the Merger is also a part, or a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code. No shares of UNNF Common Stock are owned by a UNNF Subsidiary. UNNF is not and has not been a “United States real property holding company” within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code. Neither UNNF, any UNNF Subsidiary nor any other Person on their behalf has executed or entered into any written agreement with, or obtained or applied for any written consents or written clearances or any other Tax rulings from, nor has there been any written agreement executed or entered into on behalf of any of them with any Governmental Entity, relating to Taxes, including any IRS private letter rulings or comparable rulings of any Governmental Entity and closing agreements pursuant to Section 7121 of the Code or any predecessor provision thereof or any similar provision of any applicable law, which rulings or agreements would have a continuing effect after the Effective Time. Neither UNNF nor any UNNF Subsidiary has engaged in a “reportable transaction,” as set forth in Treasury Regulation Section 1.6011-4(b), or any transaction that is the same as or substantially similar to one of the types of transactions that the IRS has determined to be a tax avoidance transaction and identified by notice, regulation or other form of published guidance as a “listed transaction,” as set forth in Treasury Regulation Section 1.6011-4(b)(2). UNNF has made available to DFSC complete copies of (i) all federal, state, local and foreign income or franchise Tax Returns of UNNF and the UNNF Subsidiaries relating to the taxable periods beginning January 1, 2007 or later and (ii) any audit report issued within the last three years relating to any Taxes due from or with respect to UNNF or the UNNF Subsidiaries. Neither UNNF, any UNNF Subsidiary nor DFSC as a successor to UNNF will be required to include any item of material income in, or exclude any material item of deduction from, taxable income for any taxable period or portion thereof ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date, (ii) installment sale or open transaction disposition made on or prior to the Effective Time, (iii) prepaid amount received on or prior to the Closing Date or (iv) deferred intercompany gain or any excess loss account of UNNF or any UNNF Subsidiary for periods or portions of periods described in the Treasury Regulations under Section 1502 of the Code or any corresponding or similar provision of state, local or foreign law for periods or portions thereof ending on or before the Closing Date.

(b) As used in this Agreement, the term “Tax” or “Taxes” means (i) all federal, state, local, and foreign income, excise, gross receipts, gross income, ad valorem, profits, gains, property, capital, sales, transfer, use, payroll, bank shares tax, employment, withholding, duties, intangibles, franchise, backup withholding, inventory, capital stock, employment, social security, unemployment, excise, stamp, occupation, and estimated taxes, and other taxes, charges, levies or like assessments, (ii) all interest, penalties, fines, additions to tax or additional amounts imposed by any Governmental Entity in connection with any item described in clause (i) and (iii), any transferee liability in respect of any items described in clauses (i) or (ii) payable by reason of Contract, assumption, transferee liability, operation of Law, Treasury Regulation § 1.1502-6(a) or any predecessor or successor thereof of any analogous or similar provision under law or otherwise.

(c) As used in this Agreement, the term “Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, supplied or required to be supplied to a Governmental Entity and any amendment thereof including, where permitted or required, combined, consolidated or unitary returns for any group of entities.

3.11  Employee Benefits.  For purposes of this Agreement, the following terms shall have the following meaning:

“Controlled Group Liability” means any and all liabilities (i) under Title IV of ERISA, (ii) under Section 302 of ERISA, (iii) under Sections 412 and 4971 of the Code, and (iv) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code other than such liabilities that arise solely out of, or relate solely to, the UNNF Benefit Plans.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Multiemployer Plan” means any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA.

“UNNF Benefit Plan” means any material employee benefit plan, program, policy, practice, or other arrangement providing benefits to any current or former employee, officer or director of UNNF or any UNNF Subsidiary or any beneficiary or dependent thereof that is sponsored or maintained by UNNF or any UNNF Subsidiary or to which UNNF or any UNNF Subsidiary contributes or is or may be obligated to contribute, whether or not written, including without limitation any employee welfare benefit plan within the meaning of Section 3(1) of ERISA, any employee pension benefit plan within the meaning of Section 3(2) of ERISA whether or not such plan is subject to ERISA, and any bonus, incentive, deferred compensation, vacation, stock purchase, stock option, severance, employment, change of control or fringe benefit plan, program or policy.

“UNNF Employment Agreement” means a written contract, offer letter or agreement of UNNF or any UNNF Subsidiary with or addressed to any individual who is rendering or has rendered services to UNNF as an employee pursuant to which UNNF or any UNNF Subsidiary has any actual or contingent liability or obligation to provide compensation and/or benefits in consideration for past, present or future services or providing for benefits upon a change of control of UNNF.

“UNNF Plan” means any UNNF Benefit Plan other than a Multiemployer Plan or a Multiple Employer Plan.

“Withdrawal Liability” means liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as those terms are defined in Part I of Subtitle E of Title IV of ERISA.

(a) Section 3.11(a) of the UNNF Disclosure Schedule includes a complete list of all material UNNF Benefit Plans and all material UNNF Employment Agreements.

(b) With respect to each UNNF Plan, UNNF has delivered or made available to DFSC a true, correct and complete copy of: (i) each writing constituting a part of such UNNF Plan, including without limitation all plan documents, current employee communications, benefit schedules, trust agreements and insurance contracts and other funding vehicles; (ii) the most recent Annual Report (Form 5500 Series) and accompanying schedule, if any; (iii) the current summary plan description and any material modifications thereto, if any, in each case whether or not required to be furnished under ERISA; (iv) the most recent annual financial report, if any; (v) the most recent actuarial report, if any and (vi) the most recent determination letter from the Internal Revenue Service (“the IRS”), if any. UNNF has delivered or made available to DFSC a true, correct and complete copy of each material UNNF Employment Agreement.

(c) All material contributions required to be made to any UNNF Plan by applicable law or regulation or by any plan document or other contractual undertaking, and all material premiums due or payable with respect to insurance policies funding any UNNF Plan, for any period through the date of this Agreement have been timely made or paid in full or, if the contributions or payments are not due on or before the date of this Agreement, have been fully reflected on the financial statements to the extent required by GAAP. Each UNNF Benefit Plan that is an employee welfare benefit plan under Section 3(1) of ERISA either (i) is funded through an insurance company contract and is not a “welfare benefit fund” within the meaning of Section 419 of the Code or (ii) is unfunded.

(d) With respect to each UNNF Plan, UNNF and each UNNF Subsidiary have complied, and are now in compliance, in all material respects, with all provisions of ERISA, the Code and all laws and regulations applicable to such UNNF Plans and all Annual Reports (Form 5500 Series) of UNNF, including any of its predecessors, have been timely filed. Each UNNF Plan has been administered in all material respects in accordance with its terms and, to the Knowledge of UNNF, there are no pending or threatened penalties from any Governmental Entity with respect to any such UNNF Plan. There is not now, nor do any circumstances exist that would reasonably be expected to give rise to, any requirement for the posting of security with respect to an UNNF Plan or the imposition of any material lien on the assets of UNNF or any UNNF Subsidiary under ERISA or the Code. Section 3.11(d) of the UNNF Disclosure Schedule identifies each UNNF Plan that is intended to be a “qualified plan” within the meaning of Section 401(a) of the Code (“UNNF Qualified Plans”). The IRS has issued a favorable determination letter with respect to each UNNF Qualified Plan and the related trust that has not been revoked or UNNF is entitled to rely on a favorable opinion issued by the IRS, and, to the knowledge of UNNF, there are no existing circumstances and no events have occurred that would reasonably be expected to adversely affect the qualified status of any UNNF Qualified Plan or the related trust. No trust funding any UNNF Plan is intended to meet the requirements of Code Section 501(c)(9). To the knowledge of UNNF, none of UNNF and the UNNF Subsidiaries nor any other person, including any fiduciary, has engaged in any “prohibited transaction” as defined in Section 4975 of the Code or Section 406 of ERISA, which would reasonably be expected to subject any of the UNNF Plans or their related trusts, UNNF, any UNNF Subsidiary or any person that UNNF or any UNNF Subsidiary has an obligation to indemnify, to any material Tax or penalty imposed under Section 4975 of the Code or Section 502 of ERISA.

(e) With respect to each UNNF Plan that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, (i) there does not exist any accumulated funding deficiency within the meaning of Section 412 of the Code or Section 302 of ERISA, whether or not waived, and, (ii) (A) the fair market value of the assets of such UNNF Plan equals or exceeds the actuarial present value of all accrued benefits under such UNNF Plan whether or not vested on a termination basis; (B) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred; (C) all premiums to the Pension Benefit Guaranty Corporation (the “PBGC”) have been timely paid in full; (D) no liability other than for premiums to the PBGC under Title IV of ERISA has been or would reasonably be expected to be incurred by UNNF or any UNNF Subsidiary and (E) the PBGC has not instituted proceedings to terminate any such UNNF Plan and, to UNNF’s knowledge, no condition exists that presents a risk that such proceedings will be instituted or which would reasonably be expected to constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any such UNNF Plan, except as would not have a Material Adverse Effect, individually or in the aggregate, in the case of clauses (A), (B), (C), (D) and (E).

(f) (i) No UNNF Benefit Plan is a Multiemployer Plan or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”); (ii) none of UNNF and the UNNF Subsidiaries nor any of their respective ERISA Affiliates has, at any time during the last six years, contributed to or been obligated to contribute to any Multiemployer Plan or Multiple Employer Plan and (iii) none of UNNF and the UNNF Subsidiaries nor any of their respective ERISA Affiliates has incurred, during the last six years, any Withdrawal Liability that has not been satisfied in full. There does not now exist, nor do any circumstances exist that would reasonably be expected to result in, any Controlled Group Liability that would be a liability of UNNF or any UNNF Subsidiary following the Effective Time, other than such liabilities that arise solely out of, or relate solely to, the UNNF Benefit Plans. Without limiting the generality of the foregoing, neither UNNF nor any UNNF Subsidiary, nor, to UNNF’s knowledge, any of their respective ERISA Affiliates, has engaged in any transaction described in Section 4069 or Section 4204 or 4212 of ERISA.

(g) Except as disclosed in Section 3.11 of the UNNF Disclosure Schedule, UNNF and the UNNF Subsidiaries have no liability for life, health, medical or other welfare benefits to former employees or beneficiaries or dependents thereof, except for health continuation coverage as required by Section 4980B of the Code, Part 6 of Title I of ERISA or applicable law and at no expense to UNNF and the UNNF Subsidiaries.

(h) Neither the execution nor the delivery of this Agreement nor the consummation of the transactions this Agreement contemplates will, either alone or in conjunction with any other event whether contingent or otherwise, (i) result in any payment or benefit becoming due or payable, or required to be provided, to any director, employee or independent contractor of UNNF or any UNNF Subsidiary, (ii) increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any such director, employee or independent contractor, (iii) result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation or (iv) result in any amount failing to be deductible by reason of Section 280G of the Code or would be subject to an excise tax under Section 4999 of the Code or Section 409A of the Code.

(i) No labor organization or group of employees of UNNF or any UNNF Subsidiary has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or, to UNNF’s knowledge, threatened to be brought or filed, with the National Labor Relations Board or any other labor relations tribunal or authority. Each of UNNF and the UNNF Subsidiaries is in material compliance with all applicable laws respecting employment and employment practices, terms and conditions of employment, wages and hours and occupational safety and health.

3.12  SEC Reports; Sarbanes-Oxley Compliance.

(a) UNNF has previously made available to DFSC an accurate and complete copy of each final registration statement, prospectus, report, schedule and definitive proxy statement filed since January 1, 2007 by UNNF with the SEC pursuant to the Securities Act of 1933, as amended (the “Securities Act”) or the Exchange Act (the “UNNF Reports”), on and prior to the date of this Agreement and no such UNNF Report as of the date of such UNNF Report contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances in which they were made, not misleading, except that information as of a later date but before the date of this Agreement shall be deemed to modify information as of an earlier date. Since January 1, 2007, as of their respective dates, all UNNF Reports filed under the Securities Act and the Exchange Act complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto.

(b) Since January 1, 2007, UNNF has been and is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act. Section 3.12(b) of the UNNF Disclosure Schedule sets forth, as of December 31, 2009, a schedule of all executive officers and directors of UNNF who have outstanding loans from UNNF or UNCB, and there has been no default on, or forgiveness or waiver of, in whole or in part, any such loan during the three years immediately preceding the date of this Agreement.

3.13  Compliance with Applicable Law.  Except as disclosed in Section 3.13 of the UNNF Disclosure Schedule, UNNF and each UNNF Subsidiary hold all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses under and pursuant to each, and, since January 1, 2007, have complied in all respects with and are not in default in any respect under any, applicable law, statute, order, rule, regulation, policy or guideline of any Governmental Entity relating to UNNF or any UNNF Subsidiary, including the Equal Credit Opportunity Act, HOLA, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorist (USA Patriot) Act of 2001, the Bank Secrecy

Act, the Emergency Economic Stabilization Act of 2008, the Temporary Loan Guaranty Program, the American Recovery and Reinvestment Act of 2009 and applicable limits on loans to one borrower, except where the failure to hold such license, franchise, permit or authorization or such noncompliance or default is not reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on UNNF.

3.14  Contracts.  Except for matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on UNNF and the UNNF Subsidiaries taken as a whole, (i) none of UNNF nor any UNNF Subsidiary is, with or without the lapse of time or the giving of notice, or both, in breach or default in any material respect under any material contract, lease, license or other agreement or instrument, (ii) to the Knowledge of UNNF, none of the other parties to any such material contract, lease, license or other agreement or instrument is, with or without the lapse of time or the giving of notice, or both, in breach or default in any material respect thereunder and (iii) neither UNNF nor any UNNF Subsidiary has received any written notice of the intention of any party to terminate or cancel any such material contract, lease, license or other agreement or instrument whether as a termination or cancellation for convenience or for default of UNNF or any UNNF Subsidiary.

3.15  Agreements with Bank Regulatory Authorities.  Except as set forth in Section 3.15 of the UNNF Disclosure Schedule, neither UNNF nor any UNNF Subsidiary is subject to any cease-and-desist order, memorandum of understanding or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2007, a recipient of any supervisory letter from, or since January 1, 2007, has adopted any policies, procedures or board resolutions at the request or suggestion of any Bank Regulatory Authority or other Governmental Entity that currently restricts in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business, other than those of general application that apply to similarly situated financial holding companies or their subsidiaries, each item in this sentence, whether or not set forth in Section 3.15 of the UNNF Disclosure Schedule, a “UNNF Regulatory Agreement”, nor has UNNF or any UNNF Subsidiary been advised in writing since January 1, 2007 by any Bank Regulatory Authority or other Governmental Entity that it is considering issuing, initiating, ordering or requesting any such UNNF Regulatory Agreement. To the knowledge of UNNF, there has not been any event or occurrence since January 1, 2007 that could reasonably be expected to result in a determination that UNCB is not “well capitalized” and “well managed” as a matter of U.S. federal banking law. UNCB has at least a “satisfactory” rating under the U.S. Community Reinvestment Act.

3.16  Undisclosed Liabilities.  Except for (i) those liabilities that are reflected or reserved against on the consolidated balance sheet of UNNF included in the UNNF 2009 10-K including any notes thereto, (ii) liabilities incurred in connection with this Agreement and the transactions this Agreement contemplates and (iii) liabilities incurred in the ordinary course of business consistent with past practice since December 31, 2009, neither UNNF nor any UNNF Subsidiary has incurred any liability of any nature whatsoever, whether absolute, accrued, contingent or otherwise and whether due or to become due, that has had or is reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on UNNF.

3.17  Environmental Liability.

(a) To UNNF’s Knowledge, (A) UNNF and the UNNF Subsidiaries are in material compliance with applicable Environmental Laws; (B) no real property, including buildings or other structures, currently or formerly owned or operated by UNNF or any UNNF Subsidiary, or any property in which UNNF or any UNNF Subsidiary has held a security interest, Lien or a fiduciary or management role (“UNNF Loan Property”), has been contaminated with, or has had any release of, any Hazardous Substance except in material compliance with Environmental Laws; (C) neither UNNF nor any UNNF Subsidiary could be deemed the owner or operator of, or have actively participated in the management regarding Hazardous Substances of, any UNNF Loan Property that has been contaminated with, or has had any material and unlawful release to the environment of, any regulated quantity of any Hazardous Substance; (D) neither UNNF nor any UNNF Subsidiary has any material liability for any Hazardous Substance disposal or contamination on any third party property; (E) neither UNNF nor any UNNF Subsidiary has received any written notice, demand letter, claim or request for information alleging any material violation of, or liability under, any Environmental Law; (F) neither UNNF nor any UNNF Subsidiary is subject to any order, decree, injunction or other agreement with any Governmental Entity or any third party relating to any Environmental Law; (G) there are no circumstances or conditions (including the presence of unencapsulated friable asbestos, underground storage tanks, lead products, polychlorinated biphenyls, prior manufacturing operations, dry-cleaning or automotive services) involving UNNF or any UNNF Subsidiary, any currently or formerly owned or operated property, or any UNNF Loan Property, that could reasonably be expected to result in any material claims, liability or investigations against UNNF or any UNNF Subsidiary, result in any material restrictions on the ownership, use or transfer of any property pursuant to any Environmental Law or materially and adversely affect the value of any UNNF Loan Property, (H) UNNF has set forth in Section 3.17 of the UNNF Disclosure Schedule and made available to DFSC copies of all environmental reports or studies, sampling data, correspondence and filings in its possession or reasonably available to it relating to UNNF, any UNNF Subsidiary and any currently owned or operated property of UNNF which were prepared in the last five years and (I) UNNF has made available to DFSC copies of all environmental reports or studies, sampling data, correspondence and filings in the possession or reasonably available to it relating to any currently outstanding UNNF Loan as defined in Section 5.2(s) and which were prepared for UNNF in the last five years.

(b) As used herein, (A) the term “Environmental Laws” means any federal, state or local law, regulation, order, decree or permit relating to: (1) the protection or restoration of the environment, human health, safety or natural resources in regard to any Hazardous Substance; (2) the handling, use, presence, disposal, release or threatened release to the environment of any Hazardous Substance; (3) material effects of any Hazardous Substance on any legally delineated wetlands or indoor air spaces or (4) any material physical damage injury or any injury or threat of injury to persons or property in connection with any Hazardous Substance; and (B) the term “Hazardous Substance” means any regulated quantity of any substance other than at concentrations and in locations that are naturally occurring that are: (1) listed, classified or regulated pursuant to any Environmental Law; (2) any petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, radioactive materials or radon or (3) any other substance that is the subject of regulatory action by any Governmental Entity in connection with any Environmental Law and (C) the term “UNNF’s Knowledge” means the actual knowledge, immediately prior to the Effective Time and Effective Date, of any officer of UNNF.

3.18  Real Property.

(a) Each of UNNF and the UNNF Subsidiaries has good title free and clear of all Liens to all real property owned by such entities (the “Owned Properties”), except for (i) Liens for taxes not yet due and payable or being contested in good faith by appropriate proceedings, (ii) such imperfections of title, easements and encumbrances, if any, as do not materially interfere with the use of the respective property as such property is used on the date of this Agreement, (iii) dispositions of and encumbrances on such properties or assets in the ordinary course of business, (iv) mechanics’, materialmen’s, workmen’s, repairmen’s, warehousemen’s, carrier’s and other similar Liens and encumbrances arising in the ordinary course of business and (v) Lien security obligations that are reflected in the consolidated balance sheet of UNNF at December 31, 2009.

(b) A true and complete copy of each agreement pursuant to which UNNF or any UNNF Subsidiary leases any real property (such agreements, together with any amendments, modifications and other supplements thereto, collectively, the “Leases”) has heretofore been made available to DFSC. Each Lease is valid, binding and enforceable against UNNF or the applicable UNNF Subsidiary in accordance with its terms and is in full force and effect except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies. There is not under any such Lease any material existing default by UNNF or any UNNF Subsidiary or, to the knowledge of UNNF, any other party thereto, or any event which with notice or lapse of time or both would constitute such a default. The consummation of the transactions this Agreement contemplates will not cause defaults under the Leases, except for any such default which would not, individually or in the aggregate, have a Material Adverse Effect on UNNF and the UNNF Subsidiaries taken as a whole.

(c) The Owned Properties and the properties leased pursuant to the Leases (the “Leased Properties”) constitute all of the real estate on which UNNF and the UNNF Subsidiaries maintain their facilities or conduct their business as of the date of this Agreement, except for locations the loss of which would not result in a Material Adverse Effect on UNNF and the UNNF Subsidiaries taken as a whole.

(d) A true and complete copy of each agreement pursuant to which UNNF or any UNNF Subsidiary leases real property to a third party (such agreements, together with any amendments, modifications and other supplements thereto, collectively, the “Third Party Leases”) has heretofore been made available to DFSC. Each Third Party Lease is valid, binding and enforceable against UNNF or the applicable UNNF Subsidiary in accordance with its terms and is in full force and effect, except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies. To the Knowledge of UNNF, there are no existing defaults by the tenant under any Third Party Lease, or any event which with notice or lapse of time or both which would constitute such a default.

3.19  State Takeover Laws.  UNNF has previously taken any and all action necessary to render the provisions of the Pennsylvania anti-takeover statutes in Sections 2538 through 2588 inclusive of the PBCL that may be applicable to the Merger and the other transactions this Agreement contemplates inapplicable to DFSC, DGI and DMIC and their respective affiliates, and to the Merger, this Agreement and the transactions this Agreement contemplates. The Board of Directors of UNNF has approved this Agreement and the transactions this Agreement contemplates as required to render inapplicable the provisions of Article 9 of the UNNF Articles to such Agreement and the transactions this Agreement contemplates.

3.20  Opinion.  Prior to the execution of this Agreement, UNNF has received an opinion from Sandler O’Neill & Partners, L.P. to the effect that as of the date thereof and based upon and subject to the matters set forth therein, the Merger Consideration is fair to the shareholders of UNNF from a financial point of view. Such opinion has not been amended or rescinded as of the date of this Agreement.

3.21  Insurance.  UNNF and the UNNF Subsidiaries are insured with reputable insurers against such risks and in such amounts as of the date of this Agreement as are set forth in Section 3.21 of the UNNF Disclosure Schedule and as its management reasonably has determined to be prudent in accordance with industry practices.

3.22  Investment Securities.  Except where the failure to be true would not reasonably be expected to have a Material Adverse Effect on UNNF and the UNNF Subsidiaries, the UNNF and each of the UNNF Subsidiaries has good title to all securities it owns, except those sold under repurchase agreements or held in any fiduciary or agency capacity, free and clear of any Liens, except to the extent such securities are pledged in the ordinary course of business to secure obligations of UNNF or the UNNF Subsidiaries, and such securities are valued on the books of UNNF in accordance with GAAP in all material respects.

3.23  Intellectual Property.  UNNF and each of the UNNF Subsidiaries owns, or is licensed to use, in each case, free and clear of any Liens, all Intellectual Property used in the conduct of its business as currently conducted that is material to UNNF and each UNNF Subsidiaries, taken as a whole. Except as would not reasonably be expected to have a Material Adverse Effect on UNNF and the UNNF Subsidiaries, (i) Intellectual Property used in the conduct of their respective businesses as currently conducted that is material to UNNF and the UNNF Subsidiaries do not, to the Knowledge of UNNF, infringe on or otherwise violate the rights of any person and is in accordance with any applicable license pursuant to which UNNF or the UNNF Subsidiary acquired the right to use any Intellectual Property; and (ii) neither UNNF nor any UNNF Subsidiary has received any written notice of any pending claim with respect to any Intellectual Property used by UNNF or the UNNF Subsidiaries. For purposes of this Agreement, “Intellectual Property” means registered trademarks, service marks, brand names, certification marks, trade dress and other indications of origin, the goodwill associated with the foregoing and registrations in the United States Patent and Trademark Office or in any similar office or agency of the United States or any state thereof; all letters patent of the United States, all reissues and extensions thereof, and all applications for letters patent of the United States and all divisions, continuations and continuations-in-part thereof; all registered copyrights arising under the laws of the United States and recordings thereof and all applications in connection therewith, including, without limitation, all registrations, recordings and applications in the United States Copyright Office; all rights to obtain any reissues, renewals or extensions of the foregoing, and all causes of action for infringement of the foregoing.

3.24  Loans; Nonperforming and Classified Assets.

(a) Except as set forth in Section 3.24 of the UNNF Disclosure Schedule, each Loan on the books and records of UNNF and the UNNF Subsidiaries was made and has been serviced in all material respects in accordance with their customary lending standards in the ordinary course of business, is evidenced in all material respects by appropriate and sufficient documentation and, to the knowledge of UNNF, constitutes the legal, valid and binding obligation of the obligor named therein, subject to bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditor’s rights or by general equity principles.

(b) UNNF has set forth in Section 3.24 of the UNNF Disclosure Schedule as to UNNF and each UNNF Subsidiary as of the latest practicable date prior to the date of this Agreement: (A) any written or, to UNNF’s knowledge, oral Loan under the terms of which the obligor is 90 or more days delinquent in payment of principal or interest, or to UNNF’s knowledge, in default of any other material provision thereof; (B) each Loan that has been classified as “substandard,” “doubtful,” “loss” or “special mention” or words of similar import by UNNF, a UNNF Subsidiary or an applicable regulatory authority; (C) a listing of the Other Real Estate Owned acquired by foreclosure or by deed-in-lieu thereof, including the book value thereof and (D) each Loan with any director, executive officer or five percent or greater shareholder of UNNF or a UNNF Subsidiary, or to the Knowledge of UNNF, any Person controlling, controlled by or under common control with any of the foregoing.

3.25  Fiduciary Accounts.  UNNF and each of its Subsidiaries has properly administered in all material respects all accounts for which it acts as a fiduciary, including but not limited to accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable laws and regulations. Neither UNNF nor any UNNF Subsidiary, nor any of their respective directors, officers or employees, has committed any breach of trust to UNNF’s knowledge with respect to any fiduciary account and the records for each such fiduciary account are true and correct and accurately reflect the assets of such fiduciary account.

3.26  Allowance For Loan Losses.  UNCB’s allowance for loan losses is sufficient at the date of this Agreement for its reasonably anticipated loan losses, is in compliance with the standards established by applicable Governmental Entities and GAAP and, to the knowledge of UNNF, is adequate.

3.27  Related Party Transactions.  Except as described in UNNF’s proxy statement distributed in connection with UNNF’s annual meeting of shareholders in 2009 or in Section 3.28 of the UNNF Disclosure Schedule, neither UNNF nor any UNNF Subsidiary is a party to any transaction, including any loan or other credit accommodation, with any Affiliate of UNNF or any UNNF Subsidiary. All such transactions (a) were made in the ordinary course of business, (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other Persons and (c) did not involve substantially more than the normal risk of collectability or present other unfavorable features, as such terms are used under Item 404 of SEC Regulation S-K. No loan or credit accommodation to any Affiliate of UNNF or any UNNF Subsidiary is presently in default or, during the three-year period prior to the date of this Agreement, has been in default or has been restructured, modified or extended. To the Knowledge of UNNF, neither UNNF nor any UNNF Subsidiary has been notified that principal and interest with respect to any such loan or other credit accommodation will not be paid when due or that the loan grade classification UNNF or UNCB has accorded such loan or credit accommodation is inappropriate.

3.28  Deposits.  Except as set forth in Section 3.28 of the UNNF Disclosure Schedule, as of the date of this Agreement, none of the deposits of UNNF or UNCB is a “brokered deposit” as defined in 12 CFR Section 337.6(a)(2).

3.29  The UNNF Disclosure Schedule.  The information set forth in the UNNF Disclosure Schedule does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the information set forth in the UNNF Disclosure Schedule not misleading.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF DFSC AND DAI

Except as disclosed in the DGI Reports DFSC delivered to UNNF, each of DFSC and DAI hereby represents and warrants to UNNF as follows:

4.1  Corporate Organization.

(a) DFSC is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. DFSC has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary.

(b) DAI is a corporation duly organized on April 1, 2010, validly existing and in good standing under the laws of the State of Delaware. From its date of incorporation through the Closing Date, DAI shall not enter into any agreements, transact any business or incur any indebtedness except as this Agreement contemplates.

(c) DMIC, DGI and DFSC are each duly registered as a unitary savings and loan holding company. True and complete copies of the Certificate of Incorporation (the “DFSC Certificate of Incorporation”) and Bylaws of DFSC (the “DFSC Bylaws”), as in effect as of the date of this Agreement, have previously been made available to UNNF.

(d) Each DFSC Subsidiary (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly qualified to do business and in good standing in all jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified, and (iii) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted, except in each of (i) — (iii) as would not be reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on DFSC.

4.2  Capitalization.

(a) The authorized capital stock of DFSC consists of 25,000 shares of Common Stock, par value $.01 per share (the “DFSC Common Stock”), of which, as of the date of this Agreement, DMIC owned 2,848 shares and DGI owned 2,648 shares. The authorized capital stock of DAI consists of 1,000 shares of Common Stock, par value $.01 per share (“DAI Common Stock”), all of which DFSC owned as of the date of this Agreement. As of the date of this Agreement, no shares of DFSC Common Stock or DAI Common Stock were reserved for issuance. All of the issued and outstanding shares of DFSC Common Stock and DAI Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. Neither DFSC nor DAI is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of DFSC Common Stock or DAI Common Stock or any other equity securities of DFSC, DAI or any securities representing the right to purchase or otherwise receive any shares of DFSC Common Stock or DAI Common Stock.

(b) All of the issued and outstanding shares of capital stock or other equity ownership interests of each Subsidiary of DFSC are owned by DFSC, directly or indirectly, free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. DAI does not have any Subsidiaries. No DFSC Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

4.3  Authority; No Violation.

(a) Each of DFSC and DAI has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions this Agreement contemplates. The execution and delivery of this

Agreement and the consummation of the transactions this Agreement contemplates have been duly and validly approved by the Board of Directors of DFSC. No other corporate proceedings on the part of DFSC or DAI are necessary to approve this Agreement or to consummate the transactions this Agreement contemplates. This Agreement has been duly and validly executed and delivered by DFSC and DAI and, assuming due authorization, execution and delivery by UNNF, DGI, DAI and DMIC, constitutes the valid and binding obligation of DFSC and DAI, as the case may be, enforceable against each of DFSC and DAI in accordance with its terms, except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies.

(b) Neither the execution and delivery of this Agreement by either DFSC or DAI, nor the consummation by DFSC or DAI of the transactions this Agreement contemplates, nor compliance by DFSC or DAI with any of the terms or provisions of this Agreement, will violate any provision of the DFSC or DAI Certificates of Incorporation or the DFSC or DAI Bylaws, or assuming that the consents, approvals and filings referred to in Section 4.4 are duly obtained and/or made, (A) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or Injunction applicable to DFSC or DAI, any DFSC Subsidiary or any of their respective properties or assets or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default or an event which, with notice or lapse of time, or both, would constitute a default under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of DFSC or DAI or any DFSC Subsidiary under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which DFSC or DAI or any DFSC Subsidiary is a party, or by which they or any of their respective properties or assets may be bound or affected, except for such violations, conflicts, breaches or defaults with respect to clause (iii) that are not reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on DFSC or DAI.

4.4  Consents and Approvals.  Except for (i) the filing of applications and notices, as applicable, with the FRB under the BHC Act, HOLA and the Federal Reserve Act, as amended, and approval of such applications and notices, and, in connection with the Mergers, the filing of applications and notices, as applicable, with the FDIC, the OTS, the OCC or the Department and the FRB and approval of such applications and notice, (ii) the Other Regulatory Approvals, (iii) the filing with the SEC of the Proxy Statement and the filing and declaration of effectiveness of the Registration Statement, (iv) the filing of the Articles of Merger with and the acceptance for record by the Secretary of State of the Commonwealth of Pennsylvania pursuant to the PBCL and the filing of the Certificates of Merger with and the acceptance for record by the Secretary of State of the State of Delaware pursuant to the DGCL, (v) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the applicable provisions of federal and state securities laws relating to the regulation of broker-dealers, investment advisers or transfer agents and the rules and regulations thereunder and of any applicable industry SRO, and the rules of NASDAQ, or that are required under consumer finance, mortgage banking and other similar laws and (vi) filings, if any, required as a result of the particular status of UNNF, no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with (A) the execution and delivery by DFSC, DGI, DAI and DMIC of this Agreement, (B) the consummation by DFSC and DAI of the Mergers, (C) the consummation by Province of the Bank Merger and (D)the other transactions this Agreement contemplates.

4.5  Reports.  DFSC, DAI and each DFSC Subsidiary has in all material respects timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since January 1, 2007 with the Bank Regulatory Authorities and with each other applicable Governmental Entity, and all other reports and statements required to be filed by them since January 1, 2007, including any report or statement required to be filed pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any Bank Regulatory Authority, and has paid all fees and assessments due and payable in connection therewith.

4.6  Broker’s Fees.  Neither DFSC, DAI nor any DFSC Subsidiary nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any brokers fees, commissions or finder’s fees in connection with the Merger or related transactions this Agreement contemplates other than Keefe, Bruyette & Woods, Inc., all of the fees and expenses of which shall be the sole responsibility of DFSC.

4.7  Legal Proceedings.

(a) There is not pending, or, to DFSC’s knowledge, threatened, any litigation, action, suit, proceeding, investigation or arbitration by any Person or Governmental Entity that is material to DFSC, DAI and the DFSC Subsidiaries, taken as a whole, in each case with respect to DFSC, DAI or any DFSC Subsidiary or any of their respective properties or permits, licenses or authorizations.

(b) There is no material Injunction, judgment, or regulatory restriction other than those of general application that apply to similarly situated financial or bank holding companies or their subsidiaries imposed upon DFSC, DAI any DFSC Subsidiary or the assets of DFSC, DAI or any DFSC Subsidiary.

4.8  Employee Benefits.  Neither DFSC nor DAI has any employees and maintains no employee benefit plans.

4.9  Compliance with Applicable Law.  DFSC, DAI and each DFSC Subsidiary holds all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses under and pursuant to each, and since January 1, 2007, has complied in all respects with and is not in default in any respect under any applicable law, statute, order, rule, regulation, policy or guideline of any Governmental Entity relating to DFSC, DAI or any of its Subsidiaries, including the Equal Credit Opportunity Act, HOLA, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorist (USA Patriot) Act of 2001, the Bank Secrecy Act and applicable limits on loans to one borrower, except where the failure to hold such license, franchise, permit or authorization or such noncompliance or default is not reasonably likely to, either individually or in the aggregate, have a Material Adverse Effect on DFSC, DAI or any DFSC Subsidiary.

4.10  Absence of Certain Changes or Events.  Since December 31, 2009, in the case of DFSC, and, since April 1, 2010 in the case of DAI, except as publicly disclosed prior to the date of this Agreement, (i) DFSC, DAI and each DFSC Subsidiary, have, except in connection with the negotiation, execution and delivery of this Agreement, carried on their respective business in all material respects in the ordinary course of business consistent with past practice and (ii) no Material Adverse Effect has occurred with respect to DFSC, DAI or any DFSC Subsidiary.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF DMIC

DMIC hereby represents and warrants to UNNF as follows:

5.1  Corporate Organization.

(a) DMIC is a mutual fire insurance company duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania. DMIC has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly admitted to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such admission necessary.

(b) True and complete copies of the Articles of Association of DMIC (the “DMIC Articles”) and the Amended and Restated Bylaws of DMIC (the “DMIC Bylaws”), as in effect as of the date of this Agreement, have previously been made available to UNNF.

(c) Each of DMIC’s Subsidiaries (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly qualified or admitted to do business and in good standing in all jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified or admitted and (iii) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted, except in each of (i) — (iii) as would not be reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on DMIC or any DMIC Subsidiary.

5.2  Authority; No Violation.

(a) DMIC has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions this Agreement contemplates. The execution and delivery of this Agreement and the consummation of the transactions this Agreement contemplates have been duly and validly approved by the Board of Directors of DMIC. The Board of Directors of DMIC has determined that this Agreement and the transactions this Agreement contemplates are in the best interests of DMIC. No other corporate proceedings on the part of DMIC are necessary to approve this Agreement or to consummate the transactions this Agreement contemplates. This Agreement has been duly and validly executed and delivered by DMIC and, assuming due authorization, execution and delivery of this Agreement by UNNF, DFSC, DAI and DGI, constitutes the valid and binding obligation of DMIC, enforceable against DMIC in accordance with its terms, except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies.

(b) Neither the execution and delivery of this Agreement by DMIC nor the consummation by DMIC of the transactions this Agreement contemplates, nor compliance by DMIC with any of the terms or provisions of this Agreement, will (i) violate any provision of the DMIC Articles or the DMIC Bylaws or (ii) assuming that the consents, approvals and filings referred to in Section 5.3 are duly obtained and/or made, (A) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or Injunction as defined in Section 9.1(d) applicable to DMIC, any DMIC Subsidiary or any of their respective properties or assets or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default or an event which, with notice or lapse of time, or both, would constitute a default under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of DMIC or any DMIC Subsidiary under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which DMIC or any DMIC Subsidiary is a party, or by which they or any of their respective properties or assets may be bound or affected, except for such violations, conflicts, breaches or defaults with respect to clause (ii) that are not reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on DMIC and the DMIC Subsidiaries taken as a whole.

5.3  Consents and Approvals.  Except for (i) the filing of applications and notices, as applicable, with the FRB under the BHC Act, the Gramm-Leach-Bliley Act of 1999 (the “GLB Act”), and the Federal Reserve Act, as amended, and approval of such applications and notices, and, in connection with the merger of UNCB with and into Province, the filing of applications, notices and other documents, as applicable, with the FDIC, the OCC, the OTS, the Department and the FRB, and approval of such applications, notices and other filings, (ii) the filing of any required applications, notices and other filings, as applicable, with any foreign or state banking, insurance or other regulatory authorities and the Other Regulatory Approvals, (iii) the filing of the Registration Statement and declaration of effectiveness of the Registration Statement, (iv) the filing of the Articles of Merger with and the acceptance for record by the Secretary of State of the Commonwealth of Pennsylvania pursuant to the PBCL and the filing of the Certificate of Merger with and the acceptance for record by the Secretary of State of the State of Delaware pursuant to the DGCL, (v) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the applicable provisions of federal and state securities laws relating to the regulation of broker-dealers, investment advisers or transfer agents and the rules and regulations thereunder and of any SRO, and the rules of NASDAQ, or that are required under consumer finance, mortgage banking and other similar laws, (vi) the adoption of this Agreement by the requisite vote of shareholders of UNNF and (vii) filings, if any, required as a result of the particular status of DFSC, no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with (A) the execution and delivery by DMIC of this Agreement and (B) the consummation by DMIC of the transactions this Agreement contemplates to the extent applicable to DMIC.

5.4  Broker’s Fees.  Neither DMIC nor any DMIC Subsidiary nor any of their respective officers or directors has employed any broker or binder or incurred any liability for any brokers fees, commissions or finder’s fees in connection with the Merger or the related transactions this Agreement contemplates other than Keefe, Bruyette & Woods, Inc. all of which fees and expenses shall be the sole responsibility of DFSC.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF DGI

DGI hereby represents and warrants to UNNF as follows:

6.1  Corporate Organization.

(a) DGI is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. DGI has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly admitted to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such admission necessary.

(b) True and complete copies of the Certificate of Incorporation of DGI (the “DGI Certificate”) and the Amended and Restated Bylaws of DGI (the “DGI Bylaws”), as in effect as of the date of this Agreement, have previously been made available to UNNF.

(c) Each DGI Subsidiary (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly qualified or admitted to do business and in good standing in all jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified or admitted and (iii) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted, except in each of (i) — (iii) as would not be reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on DGI and the DGI Subsidiaries taken as a whole.

6.2  Capitalization.

(a) The authorized capital stock of DGI consists of 30,000,000 shares of Class A Common Stock, par value $.01 per share, of which, as of March 1, 2010, 19,924,944 shares were issued and outstanding, 10,000,000 shares of Class B Common Stock, par value $.01 per share, of which, as of March 1, 2010, 5,576,775 shares were issued and outstanding and 2,000,000 shares of preferred stock, par value $1.00 per share, of which, as of March 1, 2010, no shares were issued and outstanding. As of March 1, 2010, DGI held as treasury shares 662,301 shares of Class A Common Stock and 72,465 shares of Class B Common Stock. As of March 1, 2010, no shares of DGI Common Stock were reserved for issuance except for 3,885,072 shares of DGI Class A Common Stock reserved for issuance upon the exercise of DGI Stock Options issued pursuant to the DGI Stock Plans. All of the issued and outstanding shares of DGI Class A and Class B Common Stock have been, and all shares of DGI Common Stock that may be issued upon the exercise of the DGI Stock Options will be, when issued in accordance with the terms thereof, duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. Except pursuant to this Agreement and the DGI Stock Plans, DGI does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of DGI Class A or Class B Common Stock or any other equity securities of DGI or any securities representing the right to purchase or otherwise receive any shares of DGI Class A or Class B Common Stock. Since March 1, 2010 through the date of this Agreement, DGI has not issued or awarded, or authorized the issuance or award of, any options or other equity-based awards under the DGI Stock Plans.

(b) All of the issued and outstanding shares of capital stock or other equity ownership interests of each DGI Subsidiary are owned by DGI, directly or indirectly, free and clear of any material liens, pledges, charges and security interests and similar encumbrances other than liens for property Taxes not yet due and payable (“Liens”), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. No such Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

6.3  Authority; No Violation.

(a) DGI has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions this Agreement contemplates. The execution and delivery of this Agreement and the consummation of the transactions this Agreement contemplates have been duly and validly approved by the Board of Directors of DGI. The Board of Directors of DGI has determined that this Agreement and the transactions this Agreement contemplates are in the best interests of DGI. No other corporate proceedings on the part of DGI are necessary to approve this Agreement or to consummate the transactions this Agreement contemplates. This Agreement has been duly and validly executed and delivered by DGI and, assuming due authorization, execution and delivery by UNNF, DFSC and DMIC, constitutes the valid and binding obligation of DGI, enforceable against DGI in accordance with its terms, except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies.

(b) Neither the execution and delivery of this Agreement by DGI nor the consummation by DGI of the transactions this Agreement contemplates, nor compliance by DGI with any of the terms or provisions of this Agreement, will (i) violate any provision of the DGI Articles or the DGI Bylaws or (ii) assuming that the consents, approvals and filings referred to in Section 6.4 are duly obtained and/or made, (A) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or Injunction as defined in Section 9.1(d) applicable to DGI, any DGI Subsidiary or any of their respective properties or assets or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default or an event which, with notice or lapse of time, or both, would constitute a default under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of DGI or any DGI Subsidiary under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which DGI or any DGI Subsidiary is a party, or by which they or any of their respective properties or assets may be bound or affected, except for such violations, conflicts, breaches or defaults with respect to clause (ii) that are not reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on DGI and the DGI Subsidiaries taken as a whole.

6.4  Consents and Approvals.  Except for (i) the filing of applications and notices, as applicable, with the FRB under the BHC Act, the GLB Act and the Federal Reserve Act, as amended, and approval of such applications and notices, and, in connection with the merger of UNCB with and into Province, the filing of applications, notices and other documents, as applicable, with the FDIC, the OCC, the OTS, the Department and the FRB, and approval of such applications, notices and other filings, (ii) the filing of any required applications, notices and other filings, as applicable, with any foreign or state banking, insurance or other regulatory authorities and Other Regulatory Approvals, (iii) the filing of the Registration Statement and declaration of effectiveness of the Registration Statement, (iv) the filing of the Articles of Merger with and the acceptance for record by the Secretary of State of the Commonwealth of Pennsylvania pursuant to the PBCL and the filing of the Certificate of Merger with and the acceptance for record by the Secretary of State of the State of Delaware pursuant to the DGCL, (v) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the applicable provisions of federal and state securities laws relating to the regulation of broker-dealers, investment advisers or transfer agents and the rules and regulations thereunder and of any SRO, and the rules of NASDAQ, or that are required under consumer finance, mortgage banking and other similar laws, (vi) the adoption of this Agreement by the requisite vote of the shareholders of UNNF and (vii) filings, if any, required as a result of the particular status of DGI, no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with (A) the execution and delivery by DGI of this Agreement and (B) the consummation by DGI of the transactions this Agreement contemplates to the extent applicable to DGI.

6.5  Reports.  DGI and each DGI Subsidiary have in all material respects timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since January 1, 2007 with Bank Regulatory Authorities and with each other applicable Governmental Entity, and all other reports and statements required to be filed by them since January 1, 2007, including any report or statement required to be filed pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any Bank Regulatory Authority, and have paid all material fees and assessments due and payable in connection therewith. Except for normal examinations conducted by a Bank Regulatory Authority in the ordinary course of the business of DGI and the DGI Subsidiaries, no Bank Regulatory Authority has initiated or has pending any proceeding or, to the knowledge of DGI, investigation into the business or operations of DGI or any DGI Subsidiary since January 1, 2007. There (i) is no unresolved violation, criticism or exception by any Bank Regulatory Authority with respect to any report or statement relating to any examinations or inspections of DGI or any DGI Subsidiary and (ii) has been no formal or informal inquiries by, or disagreements or disputes with, any Bank Regulatory Authority with respect to the business, operations, policies or procedures of DGI since January 1, 2007.

6.6  Financial Statements.  DGI has previously made available to UNNF (i) copies of the consolidated balance sheets of DGI and the DGI Subsidiaries as of December 31, 2007, 2008 and 2009 and the related consolidated statements of operations, shareholders’ equity and cash flows for the years then ended as reported in DGI’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009, (the “DGI 2009 Form 10-K”) filed with the SEC under the Exchange Act, accompanied by the audit reports of KPMG LLP, independent registered public accountants with respect to DGI for the years ended December 31, 2007, 2008 and 2009 and (ii) DGI will make available to UNNF when filed with the SEC copies of (A) any amendments to the DGI 2009 Form 10-K and (B) the unaudited consolidated balance sheets of DGI and the DGI Subsidiaries as of March 31, 2009 and 2010, June 30, 2009 and 2010 and September 30, 2009 and 2010, and the related consolidated statements of operations, shareholders’ equity and cash flows of the three-, six- and nine-month periods then ended, as reported in DGI’s Quarterly Report on Form 10-Q for the quarterly periods that will end March 31, 2010, June 30, 2010 and September 30, 2010 (the “DGI 10-Qs”). The December 31, 2009 consolidated balance sheet of DGI, including the related notes, where applicable, fairly presents in all material respects the consolidated financial position of DGI and the DGI Subsidiaries as of the date thereof, and the other financial statements referred to in this Section 5.6, including the related notes, where applicable, fairly present in all material respects the results of the consolidated operations, cash flows and changes in shareholders equity and consolidated financial position of DGI and the DGI Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth, subject to normal year-end audit adjustments in amounts consistent with past experience in the case of unaudited statements; each of such statements, including the related notes, where applicable, complies in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto; and each of such statements, including the related notes, where applicable, has been prepared in all material respects in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of DGI and the DGI Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions.

6.7  Broker’s Fees.  Neither DGI nor any of its officers or directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or the other transactions this Agreement contemplates other than Keefe, Bruyette & Woods., Inc., all of which fees and expenses shall be the sole responsibility of DFSC.

6.8  SEC Reports.  DGI has previously made available to UNNF an accurate and complete copy of each final registration statement, prospectus, report, schedule and definitive proxy statement filed since January 1, 2007 by DGI with the SEC pursuant to the Securities Act or the Exchange Act (the “DGI Reports”) on and prior to the date of this Agreement and no such DGI Report as of the date of such DGI Report contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances in which they were made, not misleading, except that information as of a later date but before the date of this Agreement shall be deemed to modify information as of an earlier date. Since January 1, 2006, as of their respective dates, all DGI Reports filed under the Securities Act and the Exchange Act complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto.

6.9  Compliance with Applicable Law.  DGI and each DGI Subsidiary hold all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses under and pursuant to each, and, since January 1, 2006, have complied in all material respects with and are not in default in any respect under any, applicable law, statute, order, rule, regulation, policy or guideline of any Governmental Entity relating to DGI or any DGI Subsidiary, including applicable insurance laws, the Equal Credit Opportunity Act, HOLA, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorist (USA Patriot) Act of 2001, the Bank Secrecy Act, the Emergency Economic Stabilization Act of 2008, the Temporary Loan Guaranty Program, the American Recovery and Reinvestment Act of 2009 and applicable limits on loans to one borrower, except where the failure to hold such license, franchise, permit or authorization or such noncompliance or default is not reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on DGI and the DGI Subsidiaries taken as a whole.

6.10  Absence of Certain Changes or Events.  Since December 31, 2009, except as publicly disclosed in the Forms 10-K, 10-Q and 8-K and any registration statements, proxy statements or prospectuses comprising the DGI Reports filed on or prior to the date of this Agreement, (i) DGI and each DGI Subsidiary have, except in connection with the negotiation and execution and delivery of this Agreement, carried on their respective businesses in all material respects in the ordinary course of business consistent with past practice and (ii) no Material Adverse Effect has occurred with respect to DGI or any DGI Subsidiary.

6.11  Legal Proceedings.

(a) There is not pending, or, to DGI’s knowledge, threatened, any litigation, action, suit, proceeding, investigation or arbitration by any Person or Governmental Entity that is material to DGI and the DGI Subsidiaries, taken as a whole, in each case with respect to DGI or any DGI Subsidiary or any of their respective properties or permits, licenses or authorizations.

(b) There is no material Injunction, judgment or regulatory restriction other than those of general application that apply to similarly situated financial or bank holding companies or their subsidiaries imposed upon DGI, any DGI Subsidiary or the assets of DGI or any DGI Subsidiary.

6.12  Undisclosed Liabilities.  Except for (i) those liabilities that are reflected or reserved against on the consolidated balance sheet of DGI included in the DGI 2009 Form 10-K including any notes thereto, (ii) liabilities incurred in connection with this Agreement and the transactions this Agreement contemplates and (iii) liabilities incurred in the ordinary course of business consistent with past practice since December 31, 2009, neither DGI nor any DGI Subsidiary has incurred any liability of any nature whatsoever, whether absolute, accrued, contingent or otherwise and whether due or to become due, that has had or is reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on DGI.

ARTICLE VII

COVENANTS RELATING TO CONDUCT OF BUSINESS

7.1  Conduct of Businesses Prior to the Effective Time.

(a) During the period from the date of this Agreement to the Effective Time, except as this Agreement expressly contemplates or permits, UNNF shall, and shall cause the UNNF Subsidiaries to, (i) conduct their respective businesses in the ordinary course in all material respects, (ii) use commercially reasonable efforts to maintain and preserve intact their respective business organizations, employees and advantageous business relationships and retain the services of its key officers and key employees and (iii) take no action that would reasonably be expected to prevent or materially impede or delay the obtaining of, or materially adversely affect the ability of the parties to obtain, any necessary approvals of any Bank Regulatory Authority or other Governmental Entity required for the transactions this Agreement contemplates or to perform their respective covenants and agreements under this Agreement or to consummate the transactions this Agreement contemplates.

(b) UNNF agrees that between the date of this Agreement and the Effective Time, a representative of DFSC shall be permitted to be an observer at the meetings of the Loan Quality Committee of UNCB’s Board of Directors.

(c) UNNF agrees that between the date of this Agreement and the Effective Time, UNCB shall review with DFSC any loans to finance undeveloped land and any loans in excess of $1,000,000 to finance in whole or in part a residential land development project and that UNCB will not proceed with any such loan to which DFSC shall have advised UNNF that DFSC has commercially reasonable objections.

(d) UNNF agrees that between the date of the Agreement and the Effective Time, it shall provide DFSC with three days’ advance notice of any meeting of its Board of Directors or any committee thereof and shall permit a representative of DFSC to be an observer at any such meeting except for any such meeting or portion of any such meeting during which the UNNF Board of Directors shall meet or deliberate in executive session.

7.2  UNNF Forbearances.  During the period from the date of this Agreement to the Effective Time, except as set forth in Section 7.2 of the UNNF Disclosure Schedule and except as this Agreement expressly contemplates or permits, UNNF shall not, and shall not permit any UNNF Subsidiary to, without the prior written consent of DFSC, which consent shall not be unreasonably withheld, conditioned or delayed:

(a) (i) other than dividends and distributions by a direct or indirect UNNF Subsidiary to UNNF or any direct or indirect wholly owned Subsidiary of UNNF and other than dividends by UNNF to its shareholders that have received any required regulatory approval, declare, set aside or pay any dividends on, make any other distributions in respect of, or enter into any agreement with respect to the voting of, any of its capital stock, (ii) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of, or in substitution for, shares of its capital stock, except upon the exercise of UNNF Stock Options that are outstanding as of the date of this Agreement in accordance with their present terms or (iii) purchase, redeem or otherwise acquire any shares of capital stock or other securities of UNNF or any UNNF Subsidiary, or any rights, warrants or options to acquire any such shares or other securities other than the issuance of UNNF Common Stock upon the exercise of UNNF Stock Options that are outstanding as of the date of this Agreement in accordance with their present terms, including the withholding of shares of UNNF Common Stock to satisfy the exercise price or Tax withholding;

(b) grant any stock options, restricted stock units or other equity-based award with respect to shares of UNNF Common Stock under any of the UNNF Stock Plans, or otherwise, or grant any individual, corporation or other entity any right to acquire any shares of its capital stock; or issue any additional shares of capital stock or other securities other than the issuance of UNNF Common Stock upon the exercise of UNNF Stock Options that are outstanding as of the date of this Agreement in accordance with their present terms and any conversion of UNNF Preferred Stock;

(c) amend any provision of the UNNF Articles, UNNF Bylaws or other comparable organizational documents or appoint any new member to its board of directors;

(d) (i) acquire or agree to acquire by merging or consolidating with, or by purchasing any assets or any equity securities of, or by any other manner, any business or any Person, or otherwise acquire or agree to acquire any assets except inventory or other similar assets in the ordinary course of business consistent with past practice or (ii) open, acquire, close or sell any branches or automated banking facilities;

(e) sell, lease, license, mortgage or otherwise encumber or subject to any Lien, or otherwise dispose of any of its properties or assets other than securitizations and other transactions in the ordinary course of business consistent with past practice;

(f) except for borrowings having a maturity of not more than 30 days under existing credit facilities or renewals, extensions or replacements therefor that do not increase the aggregate amount available thereunder and that do not provide for any termination fees or penalties, prohibit pre-payments or provide for any pre-payment penalties, or contain any like provisions limiting or otherwise affecting the ability of UNNF or any UNNF Subsidiary or successors from terminating or pre-paying such facilities, or contain financial terms less advantageous than existing credit facilities, and as they may be so renewed, extended or replaced (“Credit Facilities”) that are incurred in the ordinary course of business consistent with past practice, or for borrowings under Credit Facilities or other lines of credit or refinancing of indebtedness outstanding on the date hereof in additional amounts not to exceed $1,500,000, incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for the obligations of any Person other than UNNF or any UNNF Subsidiary, or, other than in the ordinary course of business consistent with past practice, make any loans, advances or capital contributions to, or investments in, any Person other than a UNNF Subsidiary and as a result of ordinary advances and reimbursements to employees and endorsements of banking instruments;

(g) change in any material respect its accounting methods (or underlying assumptions), principles or practices affecting its assets, liabilities or business, including any reserving, renewal or residual method, practice or policy, in each case, in effect on the date hereof, except as required by changes in GAAP or regulatory accounting principles;

(h) change in any material respects its underwriting, operating, investment or risk management or other similar policies of UNNF or any UNNF Subsidiary except as required by applicable law or policies imposed by any Bank Regulatory Authority or any Governmental Entity;

(i) make, change or revoke any material Tax election, file any material amended Tax Return, enter into any closing agreement with respect to a material amount of Taxes, settle any material Tax claim or assessment or surrender any right to claim a refund of a material amount of Taxes;

(j) other than in the ordinary course of business consistent with past practice, terminate or waive any material provision of any material agreement, contract or obligation (collectively, “Contracts”) other than normal renewals of Contracts without materially adverse changes, additions or deletions of terms, or enter into or renew any agreement or contract or other binding obligation of UNNF or any UNNF Subsidiary containing (i) any restriction on the ability of UNNF and the UNNF Subsidiaries, or, after the Merger, DFSC and the DFSC Subsidiaries, to conduct their respective businesses as presently being conducted or currently contemplated to be conducted after the Merger or (ii) any restriction on UNNF or the UNNF Subsidiaries, or, after the Merger, DFSC and the DFSC Subsidiaries, in engaging in any type of activity or business;

(k) incur any capital expenditures in excess of $100,000 individually or $250,000 in the aggregate;

(l) except as required by agreements or instruments in effect on the date of this Agreement, alter in any material respect, or enter into any commitment to alter in any material respect, any material interest in any corporation, association, joint venture, partnership or business entity in which UNNF directly or indirectly holds any equity or ownership interest on the date hereof other than any interest arising from any foreclosure, settlement in lieu of foreclosure or troubled loan or debt restructuring in the ordinary course of business consistent with past practice;

(m) agree or consent to any material agreement or material modifications of existing agreements with any Bank Regulatory Authority or Governmental Entity in respect of the operations of its business, except as required by law;

(n) pay, discharge, settle or compromise any claim, action, litigation, arbitration, suit, investigation or proceeding, other than any such payment, discharge, settlement or compromise in the ordinary course of business consistent with past practice that involves solely money damages in an amount not in excess of $100,000 individually or $500,000 in the aggregate;

(o) issue any broadly distributed communication of a general nature to employees, including general communications relating to benefits and compensation, or customers, except for communications in the ordinary course of business that do not relate to the Merger or the other transactions this Agreement contemplates;

(p) take any action that would materially impede or delay the ability of the parties to obtain any necessary approvals of any Bank Regulatory Authority or other Governmental Entity required for the transactions this Agreement contemplates;

(q) except for representations and warranties that speak as of a specific time, which shall remain true and correct as of such time, take any action that is intended or is reasonably likely to result in any of its representations or warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, or in any of the conditions to the Merger set forth in Article IX not being satisfied or in a violation of any provision of this Agreement, except, in every case, as may be required by applicable law;

(r) Make, renew or otherwise modify any loan, loan commitment, letter of credit or other extension of credit (individually, a “Loan” and collectively, “Loans”) to any Person without the approval of DFSC if (A) the Loan is an existing credit on the books of UNCB and classified as “substandard — non-accrual,” “doubtful” or “loss” or (B) such Loan is in an amount in excess of $1,500,000 and classified as “substandard — accrual” or “special mention”, or make, renew or otherwise modify any unsecured Loan or Loans rated “pass” without the approval of DFSC if immediately after making an unsecured Loan or Loans, such Person would be indebted to UNCB in an aggregate amount in excess of $500,000 on an unsecured basis, or make any fully secured Loan or Loans rated “pass” in an amount in excess of $500,000 to any Person without the approval of DFSC except for any Loan secured by a first mortgage on owner-occupied real estate and shall not make, renew or otherwise modify any Loan or Loans rated “pass” secured by an owner-occupied 1-4 single-family residence with a principal balance in excess of $500,000 without the approval of DFSC, or in any event if such Loan does not conform with UNCB’s Credit Policy Manual. If, in the case of any of the foregoing types of Loan or Loans, DFSC shall object thereto within two business days after receipt of notice of such proposed Loan, and the failure to provide a written objection within two business days after receipt of notice of such proposed Loan from UNCB shall be deemed as the approval of DFSC to make such Loan or Loans;

(s) Enter into or amend or renew any employment, consulting, severance or similar agreements or arrangements with any director, officer or employee of UNNF or any UNNF Subsidiary or grant any salary or wage increase or increase any employee benefit, including discretionary or other incentive or bonus payments, except in accordance with the terms of any applicable UNNF incentive plan, or accelerate the vesting of any unvested stock options, except:

(i) for normal increases in compensation and bonuses to employees in the ordinary course of business consistent with past practice, provided that no such increases shall result in an annual aggregate adjustment in compensation or bonus of more than 3.5% provided, however, that no increase for any individual shall result in an annual adjustment in compensation or bonus of more than 5.0%, unless mutually agreed to by UNNF and DFSC; or

(ii) for other changes that are required by applicable law or are advisable in order to comply with Section 409A of the Code.

(t) Hire any person as an officer of UNNF or any UNNF Subsidiary or promote any officer, except (i) to satisfy contractual obligations existing as of the date hereof and set forth in Section 7.2 of the UNNF Disclosure Schedule, or (ii) to fill any vacancies existing as of the date of this Agreement and described in Section 7.2 of the UNNF Disclosure Schedule or (iii) to fill any vacancies arising after the date of this Agreement at a comparable level of compensation with persons whose employment is terminable at the will of UNNF or any UNNF Subsidiary, as applicable, provided, however, that such total compensation for any one employee may not exceed $100,000;

(u) enter into any futures contract, option, interest rate cap, interest rate floor, interest rate exchange agreement or other agreement or take any other action for the purposes of hedging the exposure of its interest-earning assets and interest-bearing liabilities to changes in market rates of interest;

(v) except for the execution of this Agreement, and actions taken in accordance with this Agreement and performance of this Agreement, take any action that would give rise to a right of payment to any individual under an employment agreement, severance of change of control agreement;

(w) make any change in policies in existence on the date of this Agreement with regard to: the extension of credit, or the establishment of reserves with respect to possible loan losses or the charge off of losses incurred on loans, investments, asset/liability management, deposit pricing or gathering or other material banking policies except as may be required by changes in applicable law or regulation or as directed by a Bank Regulatory Authority; or

(x) agree to take, make any commitment to take, or adopt any resolutions of its Board of Directors in support of, any of the actions prohibited by this Section 7.2 without the consent of DFSC.

7.3  Regulatory Compliance Matters.  To the extent that DFSC shall advise UNNF in writing that DFSC believes, in its reasonable judgment, that an issue may exist regarding UNNF’s compliance with applicable regulatory requirements, UNNF agrees to review such issue with DFSC and, if UNNF agrees with DFSC’s advice, UNNF shall take prompt commercially reasonable steps to address compliance with such regulatory requirements.

7.4  Regulation Z/RESPA Matters.  At the request of DFSC, DFSC and UNNF shall mutually agree upon the designation of an independent third party to conduct a regular sample analysis of not less than 100 files for Regulation Z/Real Estate Settlement Procedures Act (“RESPA”) compliance and deliver a report with respect thereto to UNNF and DFSC which analysis and report shall be at the sole cost and expense of DFSC. The sample files shall all be within the annual percentage rate tolerance permitted by Regulation Z. As a condition to closing of the Merger and the Bank merger this Agreement contemplates, UNNF, not later than the end of the month preceding the Closing Date, shall have demonstrated to the commercially reasonable satisfaction of DFSC, UNNF’s compliance with Regulation Z and RESPA which compliance shall be at the sole cost and expense of UNNF.

7.5  Current Information.

(a) During the period from the date of this Agreement to the Effective Time, UNNF will cause one or more of its representatives to confer with representatives of DFSC and report the general status of UNNF’s and UNCB’s ongoing operations at such times as DFSC may reasonably request. UNNF will promptly notify DFSC of any material change in the normal course of UNNF’s or UNCB’s business or in the operation of their respective properties and, to the extent permitted by applicable law, of any governmental complaints, investigations or hearings or communications indicating that the same may be contemplated or the institution or the threat of material litigation involving UNNF or any UNNF Subsidiary. Without limiting the foregoing, senior officers of DFSC and UNNF shall meet on a reasonably regular basis, expected to be biweekly to review the financial and operational affairs of UNNF and each UNNF Subsidiary, in accordance with applicable law, and UNNF shall give due consideration to DFSC’s input on such matters, with the understanding that, notwithstanding any other provision contained in this Agreement, no Donegal Entity shall under any circumstance be permitted to exercise control of UNNF or any UNNF Subsidiary prior to the Effective Time.

(b) UNCB and Province shall meet on a regular basis to discuss and plan for the conversion of the data processing and related electronic informational systems of the combined banks after the Effective Time of the Bank Merger.

7.6  Financial and Other Statements.

(a) Promptly upon receipt thereof, UNNF will furnish to DFSC copies of each annual, interim or special audit of the books of UNNF and the UNNF Subsidiaries made by its independent registered public accounting firm and copies of all internal control reports submitted to UNNF by such auditors in connection with each annual, interim or special audit of the books of UNNF and the UNNF Subsidiaries made by such auditors.

(b) As soon as reasonably available, but in no event later than the date such documents are filed with the SEC, UNNF will deliver to DFSC any document UNNF files with the SEC under the Securities Act or the Exchange Act. UNNF will furnish to DFSC copies of all documents, statements and reports as it or any UNNF Subsidiary shall send to its shareholders, the FDIC, the FRB, the OCC, the OTS or any other Bank Regulatory Authority, except as legally prohibited thereby. Within 25 days after the end of each month, UNNF will deliver to DFSC a consolidated balance sheet and a consolidated statement of operations, without related notes, for such month prepared in accordance with current financial reporting practices.

(c) UNNF will advise DFSC promptly of the receipt of any examination report of any Bank Regulator with respect to the condition or activities of UNNF or any UNNF Subsidiary.

(d) With reasonable promptness, UNNF will furnish to DFSC such additional financial data that UNNF possesses and as DFSC may reasonably request, including without limitation, detailed monthly financial statements and loan reports.

7.7  Donegal Entity Forbearances.  During the period from the date of this Agreement to the Effective Time, except as this Agreement expressly contemplates or permits, each Donegal Entity shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of UNNF:

(a) except for representations and warranties that speak as of a specific time, which shall remain true and correct as of such time, take any action that is intended or is reasonably likely to result in any of its representations or warranties set forth in this Agreement having or becoming untrue in any material respect at any time prior to the Effective Time or in any of the conditions to the Mergers set forth in Article IX not being satisfied or in a violation of any provision of this Agreement, except, in every case, as may be required by applicable law;

(b) take any action that would materially impede or delay the ability of the parties to obtain any necessary approvals of each Regulatory Agency or other Governmental Entity required for the consummation of the transactions this Agreement contemplates, except, in every case, as may be required by applicable law; or

(c) agree to take, make any commitment to take or adopt any resolutions of its board of directors in support of any actions this Section 7.7 prohibits.

ARTICLE VIII

ADDITIONAL AGREEMENTS

8.1  Regulatory Matters.

(a) DGI agrees to prepare the Registration Statement to be filed by it with the SEC in connection with the distribution of DGI Common Stock in the Merger, including the Proxy Statement and prospectus and other proxy solicitation materials of UNNF constituting a part thereof and all related documents. UNNF shall prepare and furnish to DFSC such information relating to it and its directors, officers and shareholders as DGI may reasonably require in connection with the above referenced documents based on its knowledge of and access to the information required for said documents, and UNNF, and its legal, financial and accounting advisors, shall have the right to review in advance and approve, which approval shall not be unreasonably withheld such Registration Statement prior to its filing. UNNF agrees to cooperate reasonably with DGI and DGI’s counsel and accountants in requesting and obtaining appropriate opinions, consents and letters from its financial advisor and independent auditor in connection with the Registration Statement and the Proxy Statement. As long as UNNF has cooperated as described above, DGI agrees to file, or cause to be filed, the

Registration Statement and the Proxy Statement with the SEC as promptly as reasonably practicable. Each of UNNF and DGI agree to use its commercially reasonable efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as reasonably practicable after the filing thereof. After the Registration Statement is declared effective under the Securities Act, UNNF shall as promptly as reasonably practicable mail at its expense the Proxy Statement to its shareholders.

(b) Each of UNNF and DGI agree that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in the Registration Statement shall, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. Each of UNNF and DGI agree that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in the Proxy Statement and any amendment or supplement thereto shall contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. Each of UNNF and DGI further agree that if such party shall become aware prior to the Effective Time of any information furnished by such party that would cause any of the statements in the Registration Statement or the Proxy Statement to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other parties thereof and an appropriate amendment or supplement describing such information shall be filed promptly with the SEC and, to the extent required by law, disseminated to the shareholders of UNNF.

(c) DGI agrees to advise UNNF, promptly after DGI receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of DGI Common Stock for offering or sale in any jurisdiction, of the initiation or, to the extent DGI is aware thereof, threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information. Prior to responding to any comments of the SEC or the staff of the SEC with respect to the Registration Statement or any amendment or supplement thereto, DGI shall provide UNNF a reasonable opportunity to comment on such document or response.

(d) The parties shall cooperate with each other and use their respective commercially reasonable efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties, Bank Regulatory Authorities and Governmental Entities that are necessary or advisable to consummate the transactions this Agreement contemplates, including the Merger and the Bank Merger, and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such Bank Regulatory Authorities and Governmental Entities. UNNF and DFSC shall have the right to review in advance, and, to the extent practicable, each will consult the other on, in each case subject to applicable laws relating to the exchange of information, all the information relating to UNNF, DFSC or DGI, as the case may be, and any of their respective Subsidiaries, which appear in any filing made with, or written materials submitted to, any third party, Bank Regulatory Authority or any Governmental Entity in connection with the transactions this Agreement contemplates. In exercising the foregoing right, each of the parties shall act reasonably and as promptly as practicable. The parties shall consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties, Bank Regulatory Authorities and Governmental Entities necessary or advisable to consummate the transactions this Agreement contemplates and each party will keep the other parties apprised of the status of matters relating to completion of the transactions this Agreement contemplates. Notwithstanding the foregoing, nothing in this Agreement shall be deemed to require any Donegal Entity to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining the foregoing permits, consents, approvals and authorizations of third parties, Bank Regulatory Authorities or Governmental Entities, that would reasonably be expected to have a material adverse effect on DFSC, Province or the Surviving Company after giving effect to the Merger, taken as a whole after the Effective Time (a “Materially Burdensome Regulatory Condition”), provided, however, in the event of the imposition of any Materially Burdensome Regulatory Condition, DFSC shall use its commercially reasonable efforts to obtain the removal of any such Materially Burdensome Regulatory Condition. In addition,

UNNF agrees to cooperate and use its commercially reasonable efforts to assist DFSC in preparing and filing such petitions and filings, and in obtaining such permits, consents, approvals and authorizations of third parties, Bank Regulatory Authorities and Governmental Entities, that may be necessary or advisable to effect any mergers and/or consolidations of Subsidiaries of UNNF and DFSC following consummation of the Merger.

(e) Each of DFSC and UNNF shall, upon request, furnish to the other all information concerning itself, its Subsidiaries, directors, officers, shareholders and affiliates and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the Registration Statement or any other statement, filing, notice or application made by or on behalf of DFSC, UNNF or any of their respective Subsidiaries to any Bank Regulatory Authority or Governmental Entity in connection with the Merger and the other transactions this Agreement contemplates.

(f) Each of DFSC and UNNF shall promptly advise the other upon receiving any communication from any Bank Regulatory Authority or Governmental Entity whose consent or approval is required for consummation of the transactions this Agreement contemplates that causes such party to believe that there is a reasonable likelihood that any Requisite Regulatory Approval as defined in Section 9.1(b) will not be obtained or that the receipt of any such approval may be materially delayed.

(g) UNNF and DFSC shall consult with each other before issuing any press release with respect to the Merger, the Bank Merger or this Agreement and shall not issue any such press release or make any such public statements without the prior consent of the other, which shall not be unreasonably withheld; provided, however, that a party may, without the prior consent of the other party, but after such consultation, to the extent practicable under the circumstances, issue such press release or make such public statements as may upon the advice of outside counsel be required by law or the rules or regulations of the SEC, the FDIC, the OCC, the OTS, NASDAQ, the Financial Industry Regulatory Authority or any other Bank Regulatory Authority or Government Entity. In addition, the Chief Executive Officers of UNNF and DFSC shall be permitted to respond to appropriate questions about the Merger from the press. UNNF and DFSC shall cooperate to develop all public announcement materials and make appropriate management available at presentations related to the Merger and the Bank Merger as reasonably requested by the other party.

8.2  Access to Information.

(a) Upon reasonable notice and subject to applicable laws relating to the exchange of information, each of DFSC and UNNF shall, and shall cause each of its Subsidiaries to, afford to the officers, employees, accountants, counsel and other representatives of the other party, reasonable access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments and records, and, during such period, the parties shall, and shall cause its Subsidiaries to, make available to the other party all other information concerning its business, properties and personnel as the other may reasonably request. UNNF shall, and shall cause each UNNF Subsidiary to, provide to DFSC a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws or federal or state banking laws other than reports or documents that such party is not permitted to disclose under applicable law. Neither UNNF nor DFSC, nor any of their Subsidiaries, shall be required to provide access to or to disclose information where such access or disclosure would jeopardize the attorney-client privilege of such party or its Subsidiaries or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties shall make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

(b) All information and materials provided pursuant to this Agreement shall be subject to the provisions of the Confidentiality Agreement entered into between the parties (the “Confidentiality Agreement”).

(c) No investigation by any party or their its representatives shall affect the representations and warranties of the other parties set forth in this Agreement.

8.3  Shareholder Approval.  UNNF shall call a special meeting of its shareholders for the purpose of obtaining the requisite shareholder approval required in connection with this Agreement and the Merger (the “UNNF Shareholders Meeting”), and shall use commercially reasonable efforts to cause the UNNF Shareholders Meeting to occur as soon as reasonably practicable. Subject to Section 8.10, the Board of Directors of UNNF shall recommend approval and adoption of this Agreement, the Merger and the other transactions this Agreement contemplates, by UNNF’s shareholders and shall include such recommendation in the Proxy Statement (the “UNNF Recommendation”). Without limiting the generality of the foregoing, UNNF’s obligations pursuant to the first sentence of this Section 8.3 shall not be affected by the commencement, public proposal, public disclosure or communication to UNNF of any Acquisition Proposal as defined in Section 8.10(e). Notwithstanding the foregoing, if this Agreement is terminated pursuant to Section 10.1, UNNF’s obligations pursuant to the first sentence of this Section 8.3 shall terminate.

8.4  Commercially Reasonable Efforts; Cooperation.  Each of UNNF and DFSC agrees to exercise good faith and use its commercially reasonable efforts to satisfy the various covenants and conditions to Closing in this Agreement, and to consummate the transactions this Agreement contemplates as promptly as possible.

8.5  Benefit Plans.

(a) From and after the Effective Date, all of the UNNF employee benefit plans, other than those plans or agreements to which Section 8.5(b) shall apply, shall remain in effect with no reduction in benefits or increase in premiums.

(b) DFSC and the Surviving Company shall honor, and shall take all necessary action to cause Province to honor, each of the existing employment agreements and change in control agreements of UNNF and UNCB with Stephen D. Garber, Bonnie L. Gyenes, Kevin T. Hersh, Michael L. Maurer, R. Michael Mohn, Michael D. Peduzzi, Stephen D. Staman and Bradley R. Willow unless and until such employee executes a mutually agreed upon employment agreement with Province.

(c) DFSC and the Surviving Company shall honor, and shall take all necessary action to cause Province to honor: (i) the amended and restated employment agreement dated December 29, 2006 as currently in effect on the date of this Agreement among UNNF, UNCB and Mark D. Gainer, unless and until Mark D. Gainer, DFSC and Province execute a mutually acceptable amended successor employment agreement and (ii) the amended and restated executive salary continuation agreement dated December 29, 2006 between UNCB and Mark D. Gainer as currently in effect on the date of this Agreement, unless and until Mark D. Gainer, DFSC and Province execute a mutually acceptable amended and restated executive salary continuation agreement.

(d) Province agrees to pay to any employee of UNCB as of the Effective Time whose employment Province terminates within the six months next succeeding the Effective Time a severance benefit equal to one-twenty-sixth of such employee’s annual base salary as of the Effective Time for each one full year of completed and continued service with UNCB and Province as UNCB’s successor but in no event shall such severance benefits be less than one-thirteenth of such employee’s annual base salary nor exceed one-half of such employee’s annual base pay salary as of the Effective Time regardless of the employee’s number of years of service.

8.6  Indemnification; Directors’ and Officers’ Insurance.

(a) In the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, including any such claim, action, suit, proceeding or investigation (each a “Claim”) in which any individual who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Time, an employee, director or officer of UNNF or any UNNF Subsidiary or who is or was serving at the request of UNNF or any UNNF Subsidiary as an employee, director or officer of another Person (the “Indemnified Parties”), is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he is or was an employee, director or officer of UNNF or any UNNF Subsidiary or was serving at the request of UNNF or any UNNF Subsidiary as an employee, director or officer of another Person or (ii) this Agreement or any of the transactions this Agreement contemplates, whether asserted or arising before or after the Effective Time, the parties shall cooperate and use their best efforts to defend against and respond thereto. From and after the Effective Time,

DFSC shall, and shall cause the Surviving Company to, indemnify, defend and hold harmless, as and to the fullest extent currently provided under applicable law, the UNNF Articles, the UNNF Bylaws and any agreement set forth in Section 3.15 of the UNNF Disclosure Schedule, each such Indemnified Party against any losses, claims, damages, liabilities, costs, expenses, including reimbursement for reasonable fees and expenses, including fees and expenses of legal counsel, incurred in advance of the final disposition of any claim, suit, proceeding or investigation upon receipt of any undertaking required by applicable law, judgments, fines and amounts paid in settlement in connection with any such threatened or actual claim, action, suit, proceeding or investigation.

(b) DFSC and the Surviving Company agree that all rights to indemnification of liabilities including advancement of expenses, and all limitations with respect thereto, existing in favor of any Indemnified Person, as provided in the UNNF Articles or the UNNF Bylaws, shall survive the Merger and shall continue in full force and effect, without any amendment thereto; provided, however, that in the event any Claim is asserted or made, any determination required to be made with respect to whether an Indemnified Person’s conduct complies with the standards set forth under the PBCL, the UNNF Articles or the UNNF Bylaws, as the case may be, shall be made by independent legal counsel, whose fees and expenses shall be paid by DFSC and the Surviving Company, selected by such Indemnified Person and reasonably acceptable to DFSC; and provided further that nothing in this Section 8.6 shall impair any rights or obligations of any current or former director or officer of UNNF or the UNNF Subsidiaries, including pursuant to the respective organizational documents of UNNF, or their respective Subsidiaries, under the PBCL or otherwise.

(c) Prior to the Effective Time, UNNF shall obtain at the expense of DFSC, and DFSC shall maintain for a period of six years following the Effective Time, directors’ and officers’ liability insurance and fiduciary liability insurance policies in respect of acts or omissions occurring at or prior to the Effective Time, including the transactions this Agreement contemplates, covering the Indemnified Persons who are currently covered by UNNF’s directors’ and officers’ liability insurance or fiduciary liability insurance policies, provided that DFSC may substitute therefor policies of at least the same coverage and amounts containing terms and conditions that are not less advantageous than such policies of UNNF or single premium tail coverage with policy limits equal to UNNF’s existing coverage limits, provided that in no event shall DFSC be required to expend for any one year an amount in excess of 175% of the annual premium currently paid by UNNF for such insurance (the “Insurance Amount”), and further provided that if DFSC is unable to maintain or obtain the insurance called for by this Section 8.6(c) as a result of the preceding provision, DFSC shall use its commercially reasonable best efforts to obtain the most advantageous coverage as is available for the Insurance Amount. The provisions of the immediately preceding sentence shall be deemed to have been satisfied if prepaid policies have been obtained prior to the Effective Time from an insurer or insurers that have an insurer financial strength rating by A.M. Best Co. of at least “A-,” which policies provide the Indemnified Persons with coverage, from the Effective Time to the sixth anniversary of the Effective Time, including in respect of the transactions this Agreement contemplates, on terms that are no less advantageous to Indemnified Persons than UNNF’s D&O Insurance existing immediately prior to the date hereof. If such prepaid policies have been obtained prior to the Effective Time, then the DFSC shall maintain such policies in full force and effect and continue the obligations thereunder.

(d) The provisions of this Section 8.6 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives.

8.7  Additional Agreements.  In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, including any merger between any Subsidiary of DFSC, on the one hand, and a Subsidiary of UNNF, on the other, or to vest the Surviving Company with full title to all properties, assets, rights, approvals, immunities and franchises of either party to the Merger, the proper officers and directors of each party and their respective Subsidiaries shall take all such necessary action as may be reasonably requested by, and at the sole expense of, DFSC.

8.8  Advice of Changes.  Each of DFSC and UNNF shall promptly advise the other of any change or event (i) having or reasonably likely to have a Material Adverse Effect on it or (ii) that it believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties or covenants contained in this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or remedies with respect thereto or the conditions to the obligations of the parties under this Agreement; provided, further, that a failure to comply with this Section 8.8 shall not constitute the failure of any condition set forth in Article IX to be satisfied unless the underlying Material Adverse Effect or material breach would independently result in the failure of a condition set forth in Article IX to be satisfied.

8.9  Exemption from Liability Under Section 16(b).  Prior to the Effective Time, DFSC and UNNF shall take such steps as may be required to cause any acquisitions or dispositions of capital stock of DGI or UNNF, including derivative securities thereof, resulting from the transactions this Agreement contemplates by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to UNNF to be exempt under Rule 16b-3 of the Exchange Act.

8.10  Certain Actions.

(a) From the date of this Agreement through the Effective Time, except as otherwise permitted by this Section 8.10, UNNF will not, and will not authorize or permit any of its directors, officers, agents, employees, investment bankers, attorneys, accountants, advisors, agents, Affiliates or representatives (collectively, “UNNF Representatives”) to, directly or indirectly, (i) initiate, solicit, knowingly encourage or take any action to facilitate, including by way of furnishing information, any Acquisition Proposal as defined in Section 8.10(e)(i) or any inquiries with respect to or the making of any Acquisition Proposal, (ii) enter into or participate in any discussions or negotiations with, furnish any information relating to UNNF or any UNNF Subsidiary or afford access to the business, properties, assets, books or records of UNNF or any UNNF Subsidiary to, otherwise cooperate in any way with, or knowingly assist, participate in, facilitate or encourage any effort by any third party that is seeking to make, or has made, an Acquisition Proposal or (iii) except in accordance with Section 10.1(g), approve, endorse or recommend or enter into any letter of intent or similar document or any contract, agreement or commitment contemplating or otherwise relating to an Acquisition Proposal.

(b) Notwithstanding anything herein to the contrary, UNNF and its Board of Directors shall be permitted (i) to comply with Rule 14d-9 and Rule 14e-2 promulgated under the Exchange Act with regard to an Acquisition Proposal provided that the Board of Directors of UNNF shall not withdraw or modify in a manner adverse to DFSC the UNNF Recommendation except as set forth in subsection (iii) below; (ii) to engage in any discussions or negotiations with, and provide any information to, any third party in response to a Superior Proposal as defined in Section 8.10(e)(ii) by any such third party, if and only to the extent that (x) UNNF’s Board of Directors concludes in good faith, after consultation with outside counsel, that failure to do so could reasonably be expected to breach its fiduciary duties under applicable law, (y) prior to providing any information or data to any third party in connection with a Superior Proposal by any such third party, UNNF’s Board of Directors receives from such third party an executed confidentiality agreement, which confidentiality terms shall be no less favorable to UNNF than those contained in the Confidentiality Agreement between UNNF and DMIC, a copy of which executed confidentiality agreement shall have been provided to DFSC for informational purposes and (z) at least 72 hours prior to providing any information or data to any third party or entering into discussions or negotiations with any third party, UNNF promptly notifies DFSC in writing of the name of such third party and the material terms and conditions of any such Superior Proposal and (iii) to withdraw, modify, qualify in a manner adverse to DFSC, condition or refuse to make the UNNF Recommendation (the “Change in UNNF Recommendation”) if UNNF’s Board of Directors concludes in good faith, after consultation with outside counsel and financial advisors, that failure to do so could reasonably be expected to breach its fiduciary duties under applicable law.

(c) UNNF will promptly, and in any event within 24 hours, notify DFSC in writing of the receipt of any Acquisition Proposal or any information related thereto, which notification shall describe the Acquisition Proposal and identify the third party making the same.

(d) UNNF agrees that it will, and will cause the UNNF Representatives to, immediately cease and cause to be terminated any activities, discussions or negotiations existing as of the date of this Agreement with any parties conducted heretofore with respect to any Acquisition Proposal.

(e) For purposes of this Agreement:

(i) The term “Acquisition Proposal” means any inquiry, proposal or offer, filing of any regulatory application or notice, whether in draft or final form, or disclosure of an intention to do any of the foregoing from any person relating to any (w) direct or indirect acquisition or purchase of a business that constitutes a substantial, i.e., 20% or more, portion of the net revenues, net income or net assets of UNNF and the UNNF Subsidiaries, taken as a whole, (x) direct or indirect acquisition or purchase of UNNF Common Stock after the date of this Agreement by a Person who on the date of this Agreement does not own 10% or more of UNNF Common Stock and such Person by reason of such purchase or acquisition first becomes the owner of 10% or more of UNNF Common Stock after the date of this Agreement or the direct or indirect acquisition or purchase of 5% or more of UNNF Common Stock after the date of this Agreement by a Person who on the date of this Agreement owns 10% or more of UNNF Common Stock, (y) tender offer or exchange offer that if consummated would result in any Person beneficially owning 10% or more of any class of equity securities of UNNF or (z) merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving UNNF other than the transactions this Agreement contemplates.

(ii) The term “Superior Proposal” means any bona fide, unsolicited written Acquisition Proposal made by a Third Party to acquire more than 50% of the combined voting power of the shares of UNNF Common Stock then outstanding or all or substantially all of UNNF’s consolidated assets for consideration consisting of cash and/or securities that is on terms that the Board of Directors of UNNF in good faith concludes, after consultation with its financial advisors and outside counsel, taking into account, among other things, all legal, financial, regulatory and other aspects of the proposal and the person making the proposal, including any Break-Up Fees, expense reimbursement provisions and conditions to consummation, (A) is on terms that the Board of Directors of UNNF in its good faith judgment believes to be more favorable to UNNF than the Merger; (B) for which there is either no financing contingency or the Third Party has received a highly confident letter with respect to all necessary funding from an investment banking firm of national standing and (C) is reasonably capable of being completed.

(f) If a Payment Event as defined in Section 8.10(g) occurs, UNNF shall pay to DFSC on behalf of the Donegal Entities by wire transfer of immediately available funds, within two business days following such Payment Event, a fee of $800,000 (the “Break-Up Fee”), provided, however, that if a Payment Event occurs, UNNF shall have no obligation to pay the expenses of the Donegal Entities under Section 11.3(b).

(g) The term “Payment Event” means any of the following:

(i) the termination of this Agreement by DFSC pursuant to Section 10.1(f);

(ii) the termination of this Agreement by UNNF pursuant to Section 10.1(g);

(iii) the termination of this Agreement pursuant to any other Section following the commencement of a tender offer or exchange offer for 25% or more of the outstanding shares of UNNF Common Stock and UNNF shall not have sent to its shareholders, within 10 business days after the commencement of such tender offer or exchange offer, a statement that the Board of Directors of UNNF recommends rejection of such tender offer or exchange offer; or

(iv) the occurrence of any of the following events within 18 months of the termination of this Agreement pursuant to Section 10.1(f)(i) provided that an Acquisition Proposal shall have been made by a Third Party after the date of this Agreement and prior to such termination that shall not have been withdrawn in good faith prior to such termination: (A) UNNF enters into an agreement to merge with or into, or be acquired, directly or indirectly, by merger or otherwise by, such Third Party; (B) such Third Party, directly or indirectly, acquires substantially all of the total assets of UNNF and the UNNF Subsidiaries, taken as a whole or (C) such Third Party, directly or indirectly, acquires more than 50% of the outstanding shares of UNNF Common Stock. As used herein, “Third Party” means any person as defined in Section 13(d) of the Exchange Act other than DFSC or its Affiliates.

(h) UNNF acknowledges that the agreements contained in Section 8.10(f) are an integral part of the transactions contemplated in this Agreement and that without these agreements DFSC would not enter into this Agreement. Accordingly, in the event UNNF fails to pay to DFSC the Break-Up Fee, promptly when due, UNNF shall, in addition thereto, pay to DFSC all costs and expenses, including attorneys’ fees and disbursements, incurred in collecting such Break-Up Fee together with interest on the amount of the Break-Up Fee or any unpaid portion thereof, from the date such payment was due until the date such payment is received by DFSC, accrued at the fluctuating prime rate as quoted in The Wall Street Journal as in effect from time to time during the period.

8.11  Transition.  Commencing following the date hereof, DFSC and UNNF shall, and shall cause their respective Subsidiaries to, use commercially reasonable efforts to facilitate the integration, from and after the Closing, of UNNF and the UNCB with the businesses of DFSC and Province, respectively. Without limiting the generality of the foregoing, from the date hereof through the Closing Date and consistent with the performance of their day-to-day operations, the continuous operation of UNNF and the UNNF Subsidiaries in the ordinary course of business and applicable law, UNNF shall cause the employees and officers of UNNF and the UNNF Subsidiaries, including the Bank, to cooperate in a commercially reasonable manner with DFSC in performing tasks reasonably required in connection with such integration.

8.12  Environmental Reports.  At the request of DFSC, UNNF shall have furnished DFSC with a Phase I environmental study with respect to all real property owned by UNNF or any UNNF Subsidiary, which Phase I environmental study shall be at the sole cost and expense of DFSC, the findings of which shall be commercially acceptable to DFSC who shall not unreasonably withhold or delay such acceptance.

8.13  Certain Post-Closing Matters.  DMIC agrees to take all action necessary to cause DFSC to appoint or elect, effective as of the Effective Time, Mark D. Gainer and two other current members of the board of directors of UNNF as directors of DFSC and to cause their re-election as directors of DFSC at DFSC’s annual meetings of shareholders in 2011, 2012, and 2013. DMIC agrees to take all action necessary to cause DFSC to consult with UNNF regarding the selection of the other two individuals.

8.14  Termination of Rights Agreement.  Not later than the record date for the Special Meeting, UNNF shall take all such action as is required to redeem all rights that are outstanding under the August 27, 2007 Rights Agreement between UNNF and Registrar and Transfer Company.

8.15  Dividend Reinvestment Plan.  As soon as practicable after the date of this Agreement, the Board of Directors of UNNF shall take all such action as is required to suspend all rights to purchase UNNF Common Stock with voluntary cash payments pursuant to Section 6 of the UNNF Amended Dividend Reinvestment and Stock Purchase Plan from the effective time of such suspension through the Effective Time.

8.16  Employee Stock Purchase Plan and Stock Bonus Plan.  Not later than the Effective Time, UNNF shall take all such action as is required to terminate its 2009 Employee Stock Purchase Plan and its 2009 Stock Bonus Plan in accordance with their respective terms.

8.17  NASDAQ Approval.  DMIC shall cause the shares of DGI Common Stock to be transferred to DFSC and subsequently to the holders of UNNF Common Stock as Merger Consideration to be approved for listing on the NASDAQ Global Select Market, subject to official notice of issuance, prior to the Effective Time.

ARTICLE IX

CONDITIONS PRECEDENT

9.1  Conditions to Each Party’s Obligation to Effect the Merger.  The respective obligations of the parties to effect the Merger shall be subject to the satisfaction or waiver, where permitted by applicable law, at or prior to the Effective Time of the following conditions:

(a)  Shareholder Approval.  This Agreement and the Merger contemplated hereby shall have been approved and adopted by the requisite affirmative vote of the holders of UNNF Common Stock entitled to vote thereon.

(b)  Regulatory Approvals.  All regulatory approvals set forth in Sections 3.4, 4.4, 5.3 and 6.4 required to consummate the transactions this Agreement contemplates, including the Merger and the Bank Merger, shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired (all such approvals and the expiration of all such waiting periods being referred as the “Requisite Regulatory Approvals”).

(c)  Registration Statement.  The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

(d)  No Injunctions or Restraints; Illegality.  No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition (an “Injunction”) preventing the consummation of the Merger or any of the other transactions this Agreement contemplates shall be in effect. No statute, rule, regulation, order, Injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity that prohibits or makes illegal consummation of the Merger.

(e)  NASDAQ Listing.  The shares of DGI Common Stock to be transferred by DMIC to DFSC and subsequently to DAI for use as Merger Consideration to be delivered to the holders of UNNF Common Stock upon consummation of the Merger shall have been authorized for listing on the NASDAQ Global Select Market, subject to official notice of issuance.

9.2  Conditions to Obligation of DFSC to Effect the Merger.  The respective obligation of DFSC to effect the Merger and the other transactions this Agreement contemplates is also subject to the satisfaction or waiver by DFSC, where permitted by applicable law, at or prior to the Effective Time, of the following conditions:

(a)  Representations and Warranties.  The representations and warranties of UNNF contained in this Agreement that are qualified by materiality and the representation and warranty contained in Section 3.2(a) regarding the outstanding capitalization as of the date referenced in Section 3.2(a) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date and the representations and warranties of UNNF contained in this Agreement that are not so qualified shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date, except in each case to the extent any such representation or warranty expressly speaks as of an earlier specified date, in which case, as of such date, except in each case where the failure of the representations and warranties, other than the representations and warranties set forth in Section 3.2, to be so true and correct without giving effect to any qualification as to “material,” “materiality,” “material adverse effect” or similar qualifications are not, individually or in the aggregate, reasonably likely to result in a Material Adverse Effect on UNNF; and DFSC shall have received a certificate signed on behalf of UNNF by the Chief Executive Officer or the Chief Financial Officer of UNNF to the foregoing effect.

(b)  Performance of Obligations of UNNF.  UNNF shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date; and DFSC shall have received a certificate signed on behalf of UNNF by the Chief Executive Officer or the Chief Financial Officer of UNNF to such effect.

(c)  No Materially Burdensome Regulatory Condition.  None of the Requisite Regulatory Approvals shall have resulted in the imposition of a Materially Burdensome Regulatory Condition

(d)  No Material Adverse Effect.  No Material Adverse Effect shall be existing or shall have occurred and be continuing since the date of this Agreement with respect to UNNF or any UNNF Subsidiary or any of their respective businesses, in each case taken as a whole.

(e)  Regulation Z/RESPA Compliance.  UNNF shall have complied with Section 7.4.

(f)  UNCB Delinquent Loans.  As of the last day of the month immediately preceding the month in which the Closing is scheduled to occur, UNCB shall not hold UNCB Delinquent Loans in an amount in excess of $37,500,000. As used in this Section 9.2(f), “UNCB Delinquent Loans” shall mean the total of (i) all loans with principal or interest that are 30 to 89 days past due, (ii) all loans with principal or interest that are at least 90 days past due and still accruing, (iii) all loans with principal or interest that are nonaccruing, (iv) Other Real Estate Owned (as defined in Section 3.24(b) and (v) net charge offs from the date of this Agreement through the last day of the month immediately preceding the Closing Date.

9.3  Conditions to Obligation of UNNF to Effect the Merger.  The obligation of UNNF to effect the Merger and the other transactions this Agreement contemplates is also subject to the satisfaction or waiver by UNNF, where permitted by applicable law, at or prior to the Effective Time of the following conditions:

(a)  Representations and Warranties.  The representations and warranties of DFSC, DGI and DMIC contained in this Agreement that are qualified by materiality shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date and the representations and warranties of DFSC, DGI and DMIC contained in this Agreement that are not so qualified shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date, except in each case to the extent any such representation or warranty expressly speaks as of an earlier specified date, in which case, as of such date, except in each case where the failure of the representations and warranties to be so true and correct without giving effect to any qualification as to “material,” “materiality,” “material adverse effect” or similar qualifications, are not, individually or in the aggregate, reasonably likely to result in a Material Adverse Effect on DFSC, DGI or DMIC; and UNNF shall have received a certificate signed on behalf of DFSC, DGI and DMIC by the Chief Executive Officer or the Chief Financial Officer of DFSC, DGI and DMIC to the foregoing effect.

(b)  Performance of Obligations of the Donegal Entities.  The Donegal Entities shall each have performed in all material respects all obligations required to be performed by each of them under this Agreement at or prior to the Closing Date, and UNNF shall have received a certificate signed by the Chief Executive Officer or the Chief Financial Officer of DMIC and DGI.

(c)  No Material Adverse Effect.  No Material Adverse Effect shall be existing or shall have occurred and be continuing since the date of this Agreement with respect to DGI or any of its Subsidiaries or any of their respective businesses, in each case taken as a whole.

9.4  Conditions to Obligation of DMIC and DGI to Provide Merger Consideration.  The respective obligations of DMIC and DGI to provide the Merger Consideration to DFSC shall be subject to the satisfaction or waiver by DMIC and DGI, where permitted by applicable law, at or prior to the Effective Time, of the conditions set forth in Section 9.2 of this Agreement.

ARTICLE X

TERMINATION AND AMENDMENT

10.1  Termination.  This Agreement may be terminated at any time prior to the Effective Date, and the Merger may be abandoned:

(a)  Mutual Consent.  By the mutual consent in writing of DFSC and UNNF if the Board of Directors of each so determines by vote of a majority of the members of its entire Board.

(b)  Breach.

(i) By DFSC, if (A) any of the representations and warranties of UNNF contained in this Agreement shall fail to be true and correct such that the condition set forth in Section 9.2(a) would not be satisfied or (B) UNNF shall have breached or failed to comply with any of its obligations under this Agreement such that the conditions set forth in Sections 9.1 or 9.2(b) would not be satisfied, in either case other than as a result of a material breach by any Donegal Entities of any of its obligations under this Agreement and such failure or breach with respect to any such representation, warranty or obligation cannot be cured, or, if curable, shall continue unremedied for a period of 30 days after UNNF has received written notice from DFSC of the occurrence of such failure or breach, but in no event shall such 30-day period extend beyond December 31, 2010.

(ii) By UNNF, if (A) any of the representations and warranties of DFSC, DMIC or DGI contained in this Agreement shall fail to be true and correct such that the condition set forth in Section 9.3(a) would not be satisfied or (B) DFSC, DMIC or DGI shall have breached or failed to comply with any of its obligations under this Agreement such that the conditions set forth in Sections 9.1 or 9.3(b) would not be satisfied, in either case other than as a result of a material breach by UNNF of any of its obligations under this Agreement and such failure or breach with respect to any such representation, warranty or obligation cannot be cured, or, if curable, shall continue unremedied for a period of 30 days after DFSC has received written notice from UNNF of the occurrence of such failure or breach, but in no event shall such 30-day period extend beyond December 31, 2010.

(c)  Delay.  By DFSC or UNNF, if its Board of Directors so determines by vote of a majority of the members of its entire Board, in the event that the Merger is not consummated on or before 5:00 p.m., Eastern Standard Time, on December 31, 2010, except to the extent that the failure of the Merger to be consummated by such date shall be due to the failure of the party seeking to terminate pursuant to this Section 10.1(c) to perform or observe the covenants and agreements of such party set forth in this Agreement.

(d)  No Regulatory Approval.  By DFSC or UNNF, if its Board of Directors so determines by a vote of a majority of the members of its entire Board, in the event the approval of any Bank Regulatory Authority or Governmental Entity required for consummation of the Merger this Agreement contemplates shall have been denied by final nonappealable action of such Governmental Entity or an application therefor shall have been permanently withdrawn at the request of a Governmental Entity, provided, however, that no party shall have the right to terminate this Agreement pursuant to this Section 10.1(d) if such denial shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants of such party set forth herein.

(e)  No UNNF Shareholder Approval.  By DFSC, or by UNNF provided that UNNF shall not be in material breach of any of its obligations under Section 8.3, if any approval of the shareholders of UNNF contemplated by this Agreement shall not have been obtained by reason of the failure to obtain the required vote at the UNNF Shareholders Meeting or at any adjournment or postponement thereof.

(f)  Failure to Recommend.  At any time prior to the UNNF Shareholders Meeting, by DFSC if (i) UNNF shall have breached Section 8.10(a) in any respect materially adverse to DFSC, (ii) the UNNF Board of Directors shall have failed to make the UNNF Recommendation or shall have effected a Change in UNNF Recommendation, (iii) the UNNF Board shall have recommended approval of an Acquisition Proposal or (iv) UNNF shall have materially breached its obligations under Section 8.3 by failing to call, give notice of, convene and hold the UNNF Shareholders Meeting.

(g)  Superior Proposal.  At any time prior to the date of mailing of the Proxy Statement, by UNNF in order to enter concurrently into an Acquisition Proposal that has been received by UNNF and the UNNF Board of Directors in compliance with Sections 8.11(a) and (b) and that UNNF’s Board of Directors concludes in good faith, in consultation with its financial and legal advisors, that such Acquisition Proposal is a Superior Proposal; provided, however, that UNNF may terminate this

Agreement pursuant to this Section 10.1(g) only after the fifth business day following UNNF’s provision of written notice to DFSC advising DFSC that the UNNF Board of Directors is prepared to accept a Superior Proposal, it being agreed that the delivery of such notice shall not entitle DFSC to terminate this Agreement pursuant to Section 10.1(f), and only if (i) during such five-business day period, UNNF has caused its financial and legal advisors to negotiate with DFSC in good faith to make such adjustments in the terms and conditions of this Agreement such that such Acquisition Proposal would no longer constitute a Superior Proposal and (ii) UNNF’s Board of Directors has considered such adjustments in the terms and conditions of this Agreement resulting from such negotiations and has concluded in good faith, based upon consultation with its financial and legal advisers, that such Acquisition Proposal remains a Superior Proposal even after giving effect to the adjustments proposed by DFSC.

10.2  Effect of Termination.  In the event of termination of this Agreement by either DFSC or UNNF as provided in Section 10.1, this Agreement shall forthwith become void and have no effect except (i) Sections 8.1(g), 8.2(b), 8.10(f), 8.11(e) through (h), 10.2, 10.3, 11.3 and 11.8 shall survive any termination of this Agreement and (ii) notwithstanding anything to the contrary contained in this Agreement, no party shall be relieved or released from any liability or damages arising out of its willful breach of any of the provisions of this Agreement.

10.3  Amendment.  Subject to compliance with applicable law and Section 1.1(b), this Agreement may be amended by the parties, by action taken or authorized by their respective Boards of Directors at any time before or after approval of the matters presented in connection with Merger by the shareholders of UNNF; provided, however, that after any approval of the transactions this Agreement contemplates by the shareholders of UNNF, there may not be, without further approval of the UNNF shareholders, any amendment of this Agreement that requires such further approval under applicable law. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

10.4  Extension; Waiver.  At any time prior to the Effective Time, the parties, by action taken or authorized by their respective Board of Directors, may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties, (ii) waive any inaccuracies in the representations and warranties contained in this Agreement and (iii) waive compliance with any of the agreements or conditions contained in this Agreement; provided, however, that after any approval of the transactions this Agreement contemplates by the shareholders of UNNF, there may not be, without further approval of the UNNF shareholders, any extension or waiver of this Agreement or any portion of this Agreement that changes the amount or form of the consideration to be delivered to the holders of UNNF Common Stock under this Agreement, other than as contemplated by this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE XI

GENERAL PROVISIONS

11.1  Closing.  On the terms and subject to conditions set forth in this Agreement, the closing of the Merger (the “Closing”) shall take place at 10:00 a.m. on a date and at a place the parties shall specify by mutual agreement, which date shall be no later than five business days after the satisfaction or waiver, subject to applicable law, of the latest to occur of the conditions set forth in Article IX, other than those conditions that by their nature are to be satisfied or waived at the Closing, unless extended by mutual agreement of the parties (the “Closing Date”).

11.2  Nonsurvival of Representations, Warranties and Agreements.  None of the representations, warranties, covenants and agreements set forth in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for Articles I, II and XI and Sections 8.6, 8.7, 8.8 and 8.13.

11.3  Expenses.

(a) Each party hereto will bear all expenses it incurs in connection with this Agreement and the transactions this Agreement contemplates, including fees and expenses of its own financial consultants, accountants and counsel, except that expenses of printing the Proxy Statement and the registration fee to be paid to the SEC in connection with the Registration Statement shall be shared equally by UNNF and DFSC, and provided further that nothing contained in this Agreement shall limit any party’s rights to recover any liabilities or damages arising out of another party’s willful breach of any provision of this Agreement.

(b) In the event that this Agreement is terminated by:

(i) DFSC pursuant to Section 10.1(b)(i); or

(ii) UNNF pursuant to Section 10.1(b)(ii),

then the non-terminating party shall pay to the terminating party by wire transfer of immediately available funds, within two business days following delivery of a statement of such expenses, all out-of-pocket costs and expenses, up to a maximum of $500,000, including without limitation, professional fees of legal counsel, financial advisors and accountants, and their expenses, actually incurred by the terminating party in connection with the Merger and this Agreement.

11.4  Notices.  All notices and other communications in connection with this Agreement shall be in writing and shall be deemed given if delivered personally, sent via facsimile, with confirmation, mailed by registered or certified mail, return receipt requested, or delivered by an express courier, with confirmation, to the parties at the following addresses or at such other address for a party as shall be specified by like notice:

(a) if to UNNF, to:

Union National Financial Corporation
570 Lausch Lane, Suite 300
Lancaster, PA 17601
Attention: Mark D. Gainer
Facsimile: 717-735-7121

with a copy to:

Kilpatrick Stockton, LLP
Suite 400
607 14th Street, N.W.
Washington, D.C. 20005-2018
Attention: Paul M. Aguggia
Facsimile: 202-585-0904

(b) if to DMIC, DFSC, DAI or DGI, to:

Donegal Mutual Insurance Company
1195 River Road
Marietta, PA 17547
Attention: Donald H. Nikolaus
Facsimile 717-426-7009

with a copy to:

Duane Morris LLP
30 South 17th Street
Philadelphia, PA 19103
Attention: Frederick W. Dreher, Esq.
Facsimile: 215-979-1213

11.5  Interpretation.  When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The UNNF Disclosure Schedule as well as all other schedules and all exhibits to this Agreement, shall be deemed part of this Agreement and included in any reference to this Agreement. This Agreement shall not be interpreted or construed to require any person to take any action, or fail to take any action, if to do so would violate any applicable law.

11.6  Counterparts.  This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that each party need not sign the same counterpart.

11.7  Entire Agreement.  This Agreement, including the documents and the instruments referred to in this Agreement, together with the Confidentiality Agreement, constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter of this Agreement, other than the Confidentiality Agreement.

11.8  Governing Law; Jurisdiction.

(a) This Agreement, the Merger and the Bank Merger and all claims arising hereunder or relating hereto, shall be governed and construed and enforced in accordance with the laws of the Commonwealth of Pennsylvania, without giving effect to the principles of conflicts of law thereof, except to the extent that federal law shall apply.

(b) Each of the parties to this Agreement irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of any Pennsylvania state court or the United States District Court for the Eastern District of Pennsylvania, in any action or proceeding arising out of or relating to this Agreement. Each of the parties hereto agrees that, subject to rights with respect to post-trial motions and rights of appeal or other avenues of review, a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Each of the parties to this Agreement irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement in any Pennsylvania state court or the United States District Court for the Eastern District of Pennsylvania. Each of the parties to this Agreement irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

(c) EACH PARTY TO THIS AGREEMENT ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS THIS AGREEMENT CONTEMPLATES. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.8.

11.9  Severability.  Except to the extent that application of this Section 11.9 would have a Material Adverse Effect on UNNF or DFSC or would otherwise materially impact the consideration or benefits of this Agreement for any party or the shareholders of UNNF, any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable. In all such cases, the parties shall use their commercially reasonable efforts to substitute a valid, legal and enforceable provision that, insofar as practicable, implements the original purposes and intents of this Agreement.

11.10  Assignment; Third Party Beneficiaries.  Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned by any of the parties whether by operation of law or otherwise without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by each of the parties and their respective successors and assigns. Except as otherwise specifically provided in Section 8.6 and 8.13. This Agreement, including the documents and instruments referred to in this Agreement, is not intended to and does not confer upon any person other than the parties to this Agreement any rights or remedies under this Agreement.

IN WITNESS WHEREOF, the duly authorized officers of DFSC, DMIC, DAI, DGI and UNNF have executed this Agreement as of the date first above written.

DONEGAL ACQUISITION INC.

By:	/s/ Donald H. Nikolaus
Donald H. Nikolaus, President

DONEGAL FINANCIAL SERVICES CORPORATION

By:	/s/ Donald H. Nikolaus
Donald H. Nikolaus, President

DONEGAL MUTUAL INSURANCE COMPANY

By:	/s/ Donald H. Nikolaus
Donald H. Nikolaus, President

DONEGAL GROUP INC.

By:	/s/ Donald H. Nikolaus
Donald H. Nikolaus, President

UNION NATIONAL FINANCIAL CORPORATION

By:	/s/ Mark D. Gainer
Mark D. Gainer, President

APPENDIX A

FORM OF AGREEMENT OF MERGER

Agreement of Merger, dated as of          , 2010, between Union National Community Bank (“UNCB”) and Province Bank FSB (“Province”). All capitalized terms used in this Agreement but not defined in this Agreement shall have the respective meanings assigned to them in the Agreement and Plan of Merger (the “Agreement”) dated as of April 19, 2010 among Union National Financial Corporation (“UNNF”), Donegal Mutual Insurance Company (“DMIC”), Donegal Group Inc. (“DGI”), Donegal Financial Services Corporation (“DFSC”) and Donegal Acquisition Inc. (“DAI”).

WITNESSETH:

WHEREAS, Province is a federally chartered stock savings bank and a wholly owned subsidiary of UNNF; and

WHEREAS, UNCB is a national association and a wholly owned subsidiary of UNNF; and

WHEREAS, DFSC, DMIC, DAI, DGI and UNNF have entered into the Agreement, pursuant to which DAI will merge with and into UNNF (the “Parent Merger”) and UNNF will immediately thereafter merge with and into DFSC (the “Subsidiary Merger”, and together with the Parent Merger, the “Merger”); and

WHEREAS, UNCB and Province desire to merge on the terms and conditions herein provided immediately following the effective time of the Mergers.

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements herein contained, the parties hereto, intending to be legally bound hereby, agree as follows:

1.  The Merger.  Subject to the terms and conditions of the Agreement and this Agreement of Merger, at the Effective Time as defined in Section 2, UNCB shall merge with and into Province (the “Bank Merger”) under the laws of the United States and of the Commonwealth of Pennsylvania. Province shall be the surviving bank of the Bank Merger (the “Surviving Bank”).

2.  Effective Time.  The Bank Merger shall become effective on the date and at the time that Articles of Combination are filed with the Office of the Comptroller of the Currency (the “OCC”) and the Office of Thrift Supervision (“OTS”) unless a later date and time is specified as the Effective Time in such Articles of Combination (the “Effective Time”).

3.  Charter; Bylaws.  The Charter and Bylaws of Province in effect immediately prior to the Effective Time shall be the Charter and Bylaws of the Surviving Bank until altered, amended or repealed in accordance with their terms and applicable law.

4.  Name; Offices.  The name of the Surviving Bank shall be          . The main office of the Surviving Bank shall be the main office of UNCB immediately prior to the Effective Time. All branch offices of UNCB and Province that were in lawful operation immediately prior to the Effective Time shall be the branch offices of the Surviving Bank upon consummation of the Bank Merger, subject to the opening or closing of any offices that may be authorized by UNCB, Province and the OTS after the date hereof.

5.  Directors and Executive Officers.  Upon consummation of the Merger:

(a) the directors of the Surviving Bank shall be Donald H. Nikolaus, Philip H. Glatfelter, Scott A. Berlucchi, John J. Lyons, Kevin M. Kraft, Frederick W. Dreher, Mark D. Gainer and four other designees of UNCB as provided in Section 1.9 of the Agreement to serve until the third annual meeting of shareholders following the Effective Time; and

(b) the executive officers of the Surviving Bank shall be Mark D. Gainer as President and Chief Executive Officer, Gregory J. Diehl as Executive Vice President and Chief Operating Officer,

Michael D. Peduzzi as Executive Vice President and Chief Financial Officer and Peter J. Miklos as Senior Vice President of Lending.

3.  Effects of the Merger.  Upon consummation of the Bank Merger, and in addition to the effects set forth at 12 U.S.C. § 215a and § 10.5 of HOLA and other applicable law:

(a) all rights, franchises and interests of UNCB in and to every type of property (real, personal and mixed), tangible and intangible, and choses in action shall be transferred to and vested in the Surviving Bank by virtue of the Bank Merger without any deed or other transfer, and the Surviving Bank, without any order or other action on the part of any court or otherwise, shall hold and enjoy all rights of property, franchises and interests, including appointments, designations and nominations, and all other rights and interests as trustee, executor, administrator, registrar of stocks and bonds, guardian of estates, assignee, receiver and committee, and in every other fiduciary capacity, in the same manner and to the same extent as such rights, franchises and interest were held or enjoyed by UNCB immediately prior to the Effective Time; and

(b) the Surviving Bank shall be liable for all liabilities of UNCB, fixed or contingent, including all deposits, accounts, debts, obligations and contracts thereof, matured or unmatured, whether accrued, absolute, contingent or otherwise, and whether or not reflected or reserved against on balance sheets, books of account or records thereof, and all rights of creditors or obligees and all liens on property of UNCB shall be preserved unimpaired; after the Effective Time, the Surviving Bank will continue to issue savings accounts on the same basis as immediately prior to the Effective Time.

7.  Effect on Shares of Stock.  Each share of Province common stock issued and outstanding immediately prior to the Effective Time shall be unchanged and shall remain issued and outstanding. At the Effective Time, each share of UNCB capital stock issued and outstanding prior to the Bank Merger shall, by virtue of the Bank Merger and without any action on the part of the holder thereof, be canceled. Any shares of UNCB capital stock held in the treasury of UNCB immediately prior to the Effective Time shall be retired and canceled.

8.  Additional Actions.  If, at any time after the Effective Time, the Surviving Bank shall consider that any further assignments or assurances in law or any other acts are necessary or desirable to (a) vest, perfect or confirm, of record or otherwise, in the Surviving Bank its rights, title or interest in, to or under any of the rights, properties or assets of UNCB acquired or to be acquired by the Surviving Bank as a result of, or in connection with, the Bank Merger or (b) otherwise carry out the purposes of this Agreement of Merger, UNCB and its proper officers and directors shall be deemed to have granted to the Surviving Bank an irrevocable power of attorney to (i) execute and deliver all such proper deeds, assignments and assurances in law and to do all acts necessary or proper to vest, perfect or confirm title to and possession of such rights, properties or assets in the Surviving Bank and (ii) otherwise to carry out the purposes of this Agreement of Merger. The proper officers and directors of the Surviving Bank are fully authorized in the name of UNCB or otherwise to take any and all such action.

9.  Counterparts.  This Agreement of Merger may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one agreement.

10.  Governing Law.  This Agreement of Merger shall be governed in all respects, including, but not limited to, validity, interpretation, effect and performance, by the laws of the United States.

11.  Amendment.  Subject to applicable law, this Agreement of Merger may be amended, modified or supplemented only by written agreement of Province and UNCB at any time prior to the Effective Time.

12.  Waiver.  Any of the terms or conditions of this Agreement of Merger may be waived at any time by whichever of the parties hereto is, or the shareholders of which are, entitled to the benefit thereof by action taken by the Board of Directors of such waiving party.

13.  Assignment.  This Agreement of Merger may not be assigned by any party to this Agreement of Merger without the prior written consent of the other party.

14.  Termination.  This Agreement of Merger shall terminate upon the termination of the Agreement in accordance with its terms.

15.  Procurement of Approvals.  This Agreement of Merger shall be subject to the approval of DFSC as the sole shareholder of Province and UNNF as the sole shareholder of UNCB at meetings to be called and held or by consent in lieu thereof in accordance with the applicable provisions of law and their respective organizational documents. Province and UNCB shall proceed expeditiously and cooperate fully in the procurement of any other consents and approvals and in the taking of any other action, and the satisfaction of all other requirements prescribed by law or otherwise necessary for consummation of the Merger on the terms provided herein, including without limitation the preparation and submission of such applications or other filings for approval of the Merger to the OCC and the OTS as may be required by applicable laws and regulations.

16.  Conditions Precedent.  The obligations of the parties under this Agreement of Merger shall be subject to: (i) the approval of this Agreement of Merger by DFSC as the sole shareholder of Province and UNNF as the sole shareholder of UNCB at meetings of shareholders duly called and held or by consent or consents in lieu thereof, in each case without any exercise of such dissenters’ rights as may be applicable; (ii) receipt of approval of the Merger from all governmental and banking authorities whose approval is required; (iii) receipt of any necessary regulatory approval to operate the main office and the branch offices of UNCB as offices of the Surviving Bank and (iv) the consummation of the Merger of UNNF with and into DFSC pursuant to the Agreement on or before the Effective Time.

17.  Effectiveness of Agreement.  Notwithstanding anything to the contrary contained herein, the execution and delivery of this Agreement of Merger by the parties to this Agreement shall not be deemed to be effective unless and until the requirements of 12 C.F.R. § 5.33 and 12 C.F.R. § 552.13 are met.

IN WITNESS WHEREOF, each of Province and UNCB has caused this Agreement of Merger to be executed on its behalf by its duly authorized officers.

PROVINCE BANK FSB

By:
Gregory J. Diehl,
President

UNION NATIONAL COMMUNITY BANK

By:
Mark D. Gainer,
President

APPENDIX B

April 19, 2010

Board of Directors
Union National Financial Corporation
570 Lausch Lane
Lancaster, PA 17601

Ladies and Gentlemen:

Union National Financial Corporation (“UNNF”), Donegal Financial Services Corporation (“Donegal”), Donegal Acquisition Inc.(“Acquisition Sub”), Donegal Mutual Insurance Company and Donegal Group, Inc. (“DGICA”) have entered into an Agreement and Plan of Merger, dated as of April 19, 2010 (collectively, the “Agreement”), pursuant to which Acquisition Sub will be merged with and into UNNF and immediately thereafter, UNNF will merge with and into Donegal and Donegal will be the surviving corporation (the “Merger”). Under the terms of the Agreement, upon consummation of the Merger, each share of UNNF common stock issued and outstanding immediately prior to the Merger (the “UNNF Common Stock”), other than certain shares specified in the Agreement, shall have the right to receive as merger consideration (the “Merger Consideration”), (i) cash in the amount of $5.05 and (ii) 0.2134 shares of DGICA common stock. Capitalized terms used herein without definition shall have the meanings assigned to them in the Agreement. The other terms and conditions of the Merger are more fully set forth in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Merger Consideration to the holders of UNNF Common Stock.

Sandler O’Neill & Partners, L.P., as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed, among other things: (i) the Agreement; (ii) certain publicly available financial statements and other historical financial information of UNNF that we deemed relevant; (iii) certain publicly available financial statements and other historical financial information of DGICA and its subsidiaries that we deemed relevant; (iv) internal financial projections for UNNF for the years ending December 31, 2010 through 2014 as provided by senior management of UNNF; (v) publicly available consensus earnings estimates for DGICA for the years ending December 31, 2010 and 2011 and publicly available median long-term growth rate for the years ending December 31, 2012 through 2014; (vi) the pro forma financial impact of the Merger on DGICA, based on assumptions relating to transaction expenses, purchase accounting adjustments and cost savings determined by the senior management of DGICA; (vii) the publicly reported historical price and trading activity for UNNF’s and DGICA’s common stock, including a comparison of certain financial and stock market information for UNNF and DGICA and similar publicly available information for certain other companies the securities of which are publicly traded; (viii) the financial terms of certain recent business combinations in the banking industry, to the extent publicly available; (ix) the current market environment generally and the banking environment in particular; and (x) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of senior management of UNNF, the business, financial condition, results of operations and prospects for UNNF and held similar discussions with certain members of senior management of DGICA regarding the business, financial condition, results of operations and prospects of DGICA.

In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources or that was provided to us by UNNF and DGICA or their respective representatives and have assumed such accuracy and completeness for purposes of rendering this opinion. We have further relied on the assurances of management of UNNF and DGICA that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. We have not been asked to and have not undertaken an independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of UNNF and DGICA any of their subsidiaries, or the collectibility of any such assets, nor have we been furnished with any such evaluations or appraisals. We did not make an independent evaluation of the adequacy of the allowance for loan losses of UNNF and DGICA nor have we reviewed any individual credit files relating to UNNF and DGICA. We have assumed, with your consent, that the respective allowances for loan losses for both UNNF and DGICA are adequate to cover such losses.

With respect to the internal financial projections for UNNF and the publicly available earnings projections for DGICA reviewed with the respective managements of UNNF and DGICA and used by us in our analyses UNNF’s and DGICA’s management confirmed to us that they reflected the best currently available estimates and judgments of such respective management of the future financial performances of UNNF and DGICA, respectively, and we assumed that such performances would be achieved. With respect to the projections of transaction expenses, purchase accounting adjustments and cost savings determined by and reviewed with the senior management of DGICA, management confirmed to us that they reflected the best currently available estimates and judgments of such management and we assumed that such performances would be achieved. We express no opinion as to such financial projections or the assumptions on which they are based. We have also assumed that there has been no material change in UNNF’s and DGICA’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analysis that UNNF and DGICA will remain as going concerns for all periods relevant to our analyses, that all of the representations and warranties contained in the Agreement and all related agreements are true and correct, that each party to the agreements will perform all of the covenants required to be performed by such party under the agreements, that the conditions precedent in the agreements are not waived. Finally, with your consent, we have relied upon the advice UNNF has received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the Merger and the other transactions contemplated by the Agreement.

Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We are expressing no opinion herein as to what the value of DGICA’s stock will be when issued to UNNF’s shareholders pursuant to the Agreement or the prices at which UNNF’s or DGICA ’s common stock may trade at any time.

We have acted as UNNF’s financial advisor in connection with the Merger and will receive a fee for our services, the majority of which is contingent upon consummation of the Merger. UNNF has also agreed to indemnify us against certain liabilities arising out of our engagement.

In the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to UNNF and their affiliates. We may also actively trade the equity or debt securities of UNNF or their affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

Our opinion is directed to the Board of Directors of UNNF in connection with its consideration of the Merger and is directed only to the fairness, from a financial point of view, of the Merger Consideration to the holders of UNNF Common Stock and does not address the underlying business decision of UNNF to engage in the Merger, the relative merits of the Merger as compared to any other alternative business strategies that might exist for UNNF or the effect of any other transaction in which UNNF might engage. Our opinion is not to be quoted or referred to, in whole or in part, in a registration statement, prospectus, proxy statement or in any other document, nor shall this opinion be used for any other purposes, without our prior written consent. Our opinion was approved by Sandler O’Neill’s fairness opinion committee.

Based upon and subject to the foregoing, it is our opinion, as of the date hereof, that the Merger Consideration is fair to the holders of UNNF Common Stock from a financial point of view.

Very truly yours,

APPENDIX C

STATUTORY PROVISIONS CONCERNING DISSENTERS’ RIGHTS OF THE
SHAREHOLDERS OF UNION NATIONAL FINANCIAL CORPORATION

PENNSYLVANIA BUSINESS CORPORATION LAW OF 1988
SUBCHAPTER D. — DISSENTERS’ RIGHTS
AND SECTION 1930. — DISSENTERS’ RIGHTS

§ 1571. Application and effect of subchapter.

(a) General rule. — Except as otherwise provided in subsection (b), any shareholder (as defined in section 1572 (relating to definitions)) of a business corporation shall have the right to dissent from, and to obtain payment of the fair value of his shares in the event of, any corporate action, or to otherwise obtain fair value for his shares, only where this part expressly provides that a shareholder shall have the rights and remedies provided in this subchapter. See:

Section 1906(c)	(relating to dissenters’ rights upon special treatment).
Section 1930	(relating to dissenters’ rights).
Section 1931(d)	(relating to dissenters’ rights in share exchanges).
Section 1932(c)	(relating to dissenters’ rights in asset transfers).
Section 1952(d)	(relating to dissenters’ rights in division).
Section 1962(c)	(relating to dissenters’ rights in conversion).
Section 2104(b)	(relating to procedure).
Section 2324	(relating to corporation option where a restriction on transfer of a security is held invalid).
Section 2325(b)	(relating to minimum vote requirement).
Section 2704(c)	(relating to dissenters’ rights upon election).
Section 2705(d)	(relating to dissenters’ rights upon renewal of election).
Section 2904(b)	(relating to procedure).
Section 2907(a)	(relating to proceedings to terminate breach of qualifying conditions).
Section 7104(b)(3)	(relating to procedure).

(b) Exceptions. —

(1) Except as otherwise provided in paragraph (2), the shareholders of the shares of any class or series of shares shall not have the right to dissent and obtain payment of the fair value of the shares under this subchapter if, on the record date fixed to determine the shareholders entitled to notice of and to vote at the meeting at which a plan specified in any of section 1930, 1931(d), 1932(c) or 1952(d) is to be voted on, or on the date of the first public announcement that such a plan has been approved by the shareholders by consent without a meeting, the shares are either:

(i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc.; or

(ii) held beneficially or of record by more than 2,000 persons.

(2) Paragraph (1) shall not apply to and dissenters’ rights shall be available without regard to the exception provided in that paragraph in the case of:

(i) (Repealed.)

(ii) Shares of any preferred or special class or series unless the articles, the plan or the terms of the transaction entitle all shareholders of the class or series to vote thereon and require for the adoption of the plan or the effectuation of the transaction the affirmative vote of a majority of the votes cast by all shareholders of the class or series.

(iii) Shares entitled to dissenters’ rights under section 1906(c) (relating to dissenters’ rights upon special treatment).

(3) The shareholders of a corporation that acquires by purchase, lease, exchange or other disposition all or substantially all of the shares, property or assets of another corporation by the issuance of shares, obligations or otherwise, with or without assuming the liabilities of the other corporation and with or without the intervention of another corporation or other person, shall not be entitled to the rights and remedies of dissenting shareholders provided in this subchapter regardless of the fact, if it be the case, that the acquisition was accomplished by the issuance of voting shares of the corporation to be outstanding immediately after the acquisition sufficient to elect a majority or more of the directors of the corporation.

(c) Grant of optional dissenters’ rights. — The by-laws or a resolution of the Board of Directors may direct that all or a part of the shareholders shall have dissenters’ rights in connection with any corporate action or other transaction that would otherwise not entitle such shareholders to dissenters’ rights.

(d) Notice of dissenters’ rights. — Unless otherwise provided by statute, if a proposed corporate action that would give rise to dissenters’ rights under this subpart is submitted to a vote at a meeting of shareholders, there shall be included in or enclosed with the notice of meeting:

(1) a statement of the proposed action and a statement that the shareholders have a right to dissent and obtain payment of the fair value of their shares by complying with the terms of this subchapter; and

(2) a copy of this subchapter.

(e) Other statutes. — The procedures of this subchapter shall also be applicable to any transaction described in any statute other than this part that makes reference to this subchapter for the purpose of granting dissenters’ rights.

(f) Certain provisions of articles ineffective. — This subchapter may not be relaxed by any provision of the articles.

(g) Computation of beneficial ownership. — For purposes of subsection (b)(1)(ii), shares that are held beneficially as joint tenants, tenants by the entireties, tenants in common or in trust by two or more persons, as fiduciaries or otherwise, shall be deemed to be held beneficially by one person.

(h) Cross references. — See sections 1105 (relating to restriction on equitable relief), 1904 (relating to de facto transaction doctrine abolished), 1763(c) (relating to determination of holders of record) and 2512 (relating to dissenters’ rights procedure).

§ 1572. Definitions.

The following words and phrases when used in this subchapter shall have the meanings given to them in this section unless the context clearly indicates otherwise:

“Corporation.”  The issuer of the shares held or owned by the dissenter before the corporate action or the successor by merger, consolidation, division, conversion or otherwise of that issuer. A plan of division may designate which one or more of the resulting corporations is the successor corporation for the purpose of this subchapter. The designated successor corporation or corporations in a division shall have sole responsibility for payments to dissenters and other liabilities under this subchapter except as otherwise provided in the plan of division.

“Dissenter.”  A shareholder who is entitled to and does assert dissenters’ rights under this subchapter and who has performed every act required up to the time involved for the assertion of those rights.

“Fair value.”  The fair value of shares immediately before the effectuation of the corporate action to which the dissenter objects, taking into account all relevant factors, but excluding any appreciation or depreciation in anticipation of the corporate action.

“Interest.”  Interest from the effective date of the corporate action until the date of payment at such rate as is fair and equitable under all the circumstances, taking into account all relevant factors, including the average rate currently paid by the corporation on its principal bank loans.

“Holder.”  A shareholder as defined in section 1103 (relating to definitions), or an ultimate beneficial owner of shares, including, without limitation, a shareholder of depository receipts, where the beneficial interest owned includes an interest in the assets of the corporation upon dissolution.

§ 1573. Record and beneficial shareholders and owners.

(a) Record holders of shares. — A record holder of shares of a business corporation may assert dissenters’ rights as to fewer than all of the shares registered in his name only if he dissents with respect to all the shares of the same class or series beneficially owned by any one person and discloses the name and address of the person or persons on whose behalf he dissents. In that event, his rights shall be determined as if the shares as to which he has dissented and his other shares were registered in the names of different shareholders.

(b) Beneficial owners of shares. — A beneficial owner of shares of a business corporation who is not the record shareholder may assert dissenters’ rights with respect to shares held on his behalf and shall be treated as a dissenting shareholder under the terms of this subchapter if he submits to the corporation not later than the time of the assertion of dissenters’ rights a written consent of the record holder. A beneficial owner may not dissent with respect to some but less than all shares of the same class or series owned by the owner, whether or not the shares so owned by him are registered in his name.

§ 1574. Notice of intention to dissent.

If the proposed corporate action is submitted to a vote at a meeting of shareholders of a business corporation, any person who wishes to dissent and obtain payment of the fair value of his shares must file with the corporation, prior to the vote, a written notice of intention to demand that he be paid the fair value for his shares if the proposed action is effectuated, must effect no change in the beneficial ownership of his shares from the date of such filing continuously through the effective date of the proposed action and must refrain from voting his shares in approval of such action. A dissenter who fails in any respect shall not acquire any right to payment of the fair value of his shares under this subchapter. Neither a proxy nor a vote against the proposed corporate action shall constitute the written notice required by this section.

§ 1575. Notice to demand payment.

(a) General rule. — If the proposed corporate action is approved by the required vote at a meeting of shareholders of a business corporation, the corporation shall mail a further notice to all dissenters who gave due notice of intention to demand payment of the fair value of their shares and who refrained from voting in favor of the proposed action. If the proposed corporate action is to be taken without a vote of shareholders, the corporation shall send to all shareholders who are entitled to dissent and demand payment of the fair value of their shares a notice of the adoption of the plan or other corporate action. In either case, the notice shall:

(1) State where and when a demand for payment must be sent and certificates for certificated shares must be deposited in order to obtain payment.

(2) Inform shareholders of uncertificated shares to what extent transfer of shares will be restricted from the time that demand for payment is received.

(3) Supply a form for demanding payment that includes a request for certification of the date on which the holder, or the person on whose behalf the shareholder dissents, acquired beneficial ownership of the shares.

(4) Be accompanied by a copy of this subchapter.

(b) Time for receipt of demand for payment. — The time set for receipt of the demand and deposit of certificated shares shall be not less than 30 days from the mailing of the notice.

§ 1576. Failure to comply with notice to demand payment, etc.

(a) Effect of failure of shareholder to act. — A shareholder who fails to timely demand payment, or fails (in the case of certificated shares) to timely deposit certificates, as required by a notice pursuant to section 1575 (relating to notice to demand payment) shall not have any right under this subchapter to receive payment of the fair value of his shares.

(b) Restriction on uncertificated shares. — If the shares are not represented by certificates, the business corporation may restrict their transfer from the time of receipt of demand for payment until effectuation of the proposed corporate action or the release of restrictions under the terms of section 1577(a) (relating to failure to effectuate corporate action).

(c) Rights retained by holder. — The dissenter shall retain all other rights of a shareholder until those rights are modified by effectuation of the proposed corporate action.

§ 1577. Release of restrictions or payment for shares.

(a) Failure to effectuate corporate action. — Within 60 days after the date set for demanding payment and depositing certificates, if the business corporation has not effectuated the proposed corporate action, it shall return any certificates that have been deposited and release uncertificated shares from any transfer restrictions imposed by reason of the demand for payment.

(b) Renewal of notice to demand payment. — When uncertificated shares have been released from transfer restrictions and deposited certificates have been returned, the corporation may at any later time send a new notice conforming to the requirements of section 1575 (relating to notice to demand payment), with like effect.

(c) Payment of fair value of shares. — Promptly after effectuation of the proposed corporate action, or upon timely receipt of demand for payment if the corporate action has already been effectuated, the corporation shall either remit to dissenters who have made demand and (if their shares are certificated) have deposited their certificates the amount that the corporation estimates to be the fair value of the shares, or give written notice that no remittance under this section will be made. The remittance or notice shall be accompanied by:

(1) The closing balance sheet and statement of income of the issuer of the shares held or owned by the dissenter for a fiscal year ending not more than 16 months before the date of remittance or notice together with the latest available interim financial statements.

(2) A statement of the corporation’s estimate of the fair value of the shares.

(3) A notice of the right of the dissenter to demand payment or supplemental payment, as the case may be, accompanied by a copy of this subchapter.

(d) Failure to make payment. — If the corporation does not remit the amount of its estimate of the fair value of the shares as provided by subsection (c), it shall return any certificates that have been deposited and release uncertificated shares from any transfer restrictions imposed by reason of the demand for payment. The corporation may make a notation on any such certificate or on the records of the corporation relating to any such uncertificated shares that such demand has been made. If shares with respect to which notation has been so made shall be transferred, each new certificate issued therefor or the records relating to any transferred uncertificated shares shall bear a similar notation, together with the name of the original dissenting shareholder or owner of such shares. A transferee of such shares shall not acquire by such transfer any rights in the corporation other than those that the original dissenter had after making demand for payment of their fair value.

§ 1578. Estimate by dissenter of fair value of shares.

(a) General rule. — If the business corporation gives notice of its estimate of the fair value of the shares, without remitting such amount, or remits payment of its estimate of the fair value of a dissenter’s shares as permitted by section 1577(c) (relating to payment of fair value of shares) and the dissenter believes that the amount stated or remitted is less than the fair value of his shares, he may send to the corporation his own estimate of the fair value of the shares, which shall be deemed a demand for payment of the amount or the deficiency.

(b) Effect of failure to file estimate. — Where the dissenter does not file his own estimate under subsection (a) within 30 days after the mailing by the corporation of its remittance or notice, the dissenter shall be entitled to no more than the amount stated in the notice or remitted to him by the corporation.

§ 1579. Valuation proceedings generally.

(a) General rule. — Within 60 days after the latest of:

(1) effectuation of the proposed corporate action;

(2) timely receipt of any demands for payment under section 1575 (relating to notice to demand payment); or

(3) timely receipt of any estimates pursuant to section 1578 (relating to estimate by dissenter of fair value of shares);

if any demands for payment remain unsettled, the business corporation may file in court an application for relief requesting that the fair value of the shares be determined by the court.

(b) Mandatory joinder of dissenters. — All dissenters, wherever residing, whose demands have not been settled shall be made parties to the proceeding as in an action against their shares. A copy of the application shall be served on each such dissenter. If a dissenter is a nonresident, the copy may be served on him in the manner provided or prescribed by or pursuant to 42 Pa.C.S. Ch. 53 (relating to bases of jurisdiction and interstate and international procedure).

(c) Jurisdiction of the court. — The jurisdiction of the court shall be plenary and exclusive. The court may appoint an appraiser to receive evidence and recommend a decision on the issue of fair value. The appraiser shall have such power and authority as may be specified in the order of appointment or in any amendment thereof.

(d) Measure of recovery. — Each dissenter who is made a party shall be entitled to recover the amount by which the fair value of his shares is found to exceed the amount, if any, previously remitted, plus interest.

(e) Effect of corporation’s failure to file application. — If the corporation fails to file an application as provided in subsection (a), any dissenter who made a demand and who has not already settled his claim against the corporation may do so in the name of the corporation at any time within 30 days after the expiration of the 60-day period. If a dissenter does not file an application within the 30-day period, each dissenter entitled to file an application shall be paid the corporation’s estimate of the fair value of the shares and no more, and may bring an action to recover any amount not previously remitted.

§ 1580. Costs and expenses of valuation proceedings.

(a) General rule. — The costs and expenses of any proceeding under section 1579 (relating to valuation proceedings generally), including the reasonable compensation and expenses of the appraiser appointed by the court, shall be determined by the court and assessed against the business corporation except that any part of the costs and expenses may be apportioned and assessed as the court deems appropriate against all or some of the dissenters who are parties and whose action in demanding supplemental payment under section 1578 (relating to estimate by dissenter of fair value of shares) the court finds to be dilatory, obdurate, arbitrary, vexatious or in bad faith.

(b) Assessment of counsel fees and expert fees where lack of good faith appears. — Fees and expenses of counsel and of experts for the respective parties may be assessed as the court deems appropriate against the corporation and in favor of any or all dissenters if the corporation failed to comply substantially with the requirements of this subchapter and may be assessed against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted in bad faith or in a dilatory, obdurate, arbitrary or vexatious manner in respect to the rights provided by this subchapter.

(c) Award of fees for benefits to other dissenters. — If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated and should not be assessed against the corporation, it may award to those counsel reasonable fees to be paid out of the amounts awarded to the dissenters who were benefited.

§ 1930. Dissenters’ rights.

(a) General rule. — If any shareholder of a domestic business corporation that is to be a party to a merger or consolidation pursuant to a plan of merger or consolidation objects to the plan of merger or consolidation and complies with the provisions of Subchapter D of Chapter 15 (relating to dissenters’ rights), the shareholder shall be entitled to the rights and remedies of dissenting shareholders therein provided, if any. See also section 1906(c) (relating to dissenters’ rights upon special treatment).

(b) Plans adopted by directors only. — Except as otherwise provided pursuant to section 1571(c) (relating to grant of optional dissenters’ rights), Subchapter D of Chapter 15 shall not apply to any of the shares of a corporation that is a party to a merger or consolidation pursuant to section 1924(b)(1)(i) or (4) (relating to adoption by Board of Directors).

(c) Cross references. — See sections 1571(b) (relating to exceptions) and 1904 (relating to de facto transaction doctrine abolished).

REVOCABLE PROXY
UNION NATIONAL FINANCIAL CORPORATION
SPECIAL MEETING OF SHAREHOLDERS SEPTEMBER 16, 2010 10:00 a.m.
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
The undersigned shareholder of Union National Financial Corporation, or UNNF, hereby appoints Amos F. Lichty and Patricia A. Miller, and each or either of them, as attorneys-in-fact and proxies of the undersigned, with full power of substitution, to vote all shares of our common stock that the undersigned is entitled to vote at our special meeting of shareholders to be held at Enck’s Banquet and Conference Center, 1461 Lancaster Road, Manheim, Pennsylvania 17545, at 10:00 a.m., prevailing time, on September 16, 2010 and at any adjournment or postponement thereof, as fully as the undersigned could if personally present. The undersigned hereby directs that this proxy be voted as specified on the reverse side.
THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED AT OUR SPECIAL MEETING. IF NO CHOICE IS INDICATED ON THE REVERSE SIDE, SUCH SHARES WILL BE VOTED “FOR” PROPOSAL NO. 1 AND “FOR” PROPOSAL NO. 2. IF A CHOICE IS MADE, SUCH SHARES WILL BE VOTED IN ACCORDANCE WITH SUCH CHOICE.
          This appointment of proxy confers certain discretionary authority described in the proxy statement/prospectus. A majority of said attorneys and appointments of proxy present at the special meeting, or if one shall be present, then that one, may exercise all the powers hereunder.
PLEASE COMPLETE, DATE, SIGN, AND MAIL THIS PROXY CARD PROMPTLY IN THE ENCLOSED
POSTAGEPAID ENVELOPE OR PROVIDE YOUR INSTRUCTIONS TO VOTE VIA THE INTERNET
OR BY TELEPHONE.
(Continued, and to be marked, dated and signed, on the other side)

FOLD AND DETACH HERE
UNION NATIONAL FINANCIAL CORPORATION — SPECIAL MEETING, SEPTEMBER 16, 2010
YOUR VOTE IS IMPORTANT!

You can vote in one of three ways:
1.      Call toll free 18665642333 on a Touch-Tone Phone. There is NO CHARGE to you for this call.
or
2.      Via the Internet at https://www.proxyvotenow.com/unnf and follow the instructions.
or
   3. Mark, sign and date your proxy card and return it promptly in the enclosed envelope.
PLEASE SEE REVERSE SIDE FOR VOTING INSTRUCTIONS

PLEASE MARK VOTES	Special Meeting of
AS IN THIS EXAMPLE	Shareholders SEPTEMBER 16, 2010
REVOCABLE PROXY
UNION NATIONAL FINANCIAL CORPORATION

1. Proposal to approve UNNF’s merger with and into Donegal Financial Services Corporation, or DFSC, and the other transactions contemplated by the Agreement and Plan of Merger dated as of April 19, 2010, and as amended as of May 20, 2010, among UNNF, DFSC, Donegal Mutual Insurance Company, Donegal Group Inc. and Donegal Acquisition Inc.
For	Against	Abstain

2. Proposal to approve the adjournment of the special meeting if necessary to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting to approve Proposal No. 1.
For	Against	Abstain

Please be sure to date and sign this proxy card in the box below.	Date

   Sign above
In their discretion, the Proxies are authorized to vote upon such other matters as may properly come before the special meeting or any adjournment, postponement or continuation of the special meeting. The Board of Directors recommends a vote FOR Proposal No. 1 and FOR Proposal No. 2.
Mark here if you plan to attend the meeting
Mark here for address change and note change below

The above signed acknowledges receipt from Union National Financial Corporation prior to the execution of this proxy of a Notice of Special Meeting of Shareholders and a proxy statement/prospectus for the Special Meeting of Shareholders.
1           This proxy must be dated, signed by the shareholder and returned promptly in the enclosed envelope.
2           When signing as attorney, executor, administrator, trustee, or guardian, please state full title. If more than one trustee, all should sign.
3           If stock is held jointly, each owner should sign.

IF YOU WISH TO PROVIDE YOUR INSTRUCTIONS TO VOTE BY TELEPHONE OR INTERNET, PLEASE READ THE
INSTRUCTIONS BELOW
FOLD AND DETACH HERE IF YOU ARE VOTING BY MAIL

PROXY VOTING INSTRUCTIONS
Shareholders of record have three ways to vote:
1           By Mail; or
2           By Telephone (using a TouchTone Phone); or
3           By Internet. A telephone or Internet vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed, dated and returned this proxy. Please note telephone and Internet votes must be cast prior to 3 a.m., September 16, 2010. It is not necessary to return this proxy if you vote by telephone or Internet.

Vote by Telephone	Vote by Internet

Call Toll-Free on a Touch-Tone Phone anytime prior to	anytime prior to
3 a.m. September 16, 2010:	3 a.m. September 16, 2010 go to:
18665642333	https://www.proxyvotenow.com/unnf
Please note that the last vote received, whether by telephone, Internet or by mail, will be the vote counted.
Your vote is important!